As filed with the Securities and Exchange Commission on September 6, 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ADC THERAPEUTICS SA
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Switzerland	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland
+41 21 653 02 00
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

ADC Therapeutics America, Inc.
430 Mountain Avenue, 4th Floor
Murray Hill, NJ 07974
(908) 546-5556
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deanna L. Kirkpatrick Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Dieter Gericke Benjamin Leisinger Homburger AG Hardstrasse 201 CH-8005 Zurich, Switzerland +41 43 222 10 00	Jacques Iffland Lenz & Staehelin Route de Chêne 30 CH-1211 Geneva 6, Switzerland +41 58 450 70 00	Richard Segal Divakar Gupta Alison Haggerty Cooley LLP 500 Boylston Street Boston, MA 02116 (617) 937-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common shares, par value CHF per share	$150,000,000	$18,180

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes common shares granted pursuant to the underwriters’ option to purchase additional common shares.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED          , 2019
PRELIMINARY PROSPECTUS

             Shares

ADC THERAPEUTICS SA

Common Shares

We are offering       of our common shares. This is our initial public offering and no public market currently exists for our common shares. We anticipate that the initial public offering price will be between $       and $       per common share.

We have applied to list our common shares on the New York Stock Exchange (“NYSE”) under the symbol “ADCT.”

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, may elect to comply with reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	See “Underwriters” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional       common shares.

The underwriters expect to deliver the common shares against payment in New York, New York on or about       , 2019.

MORGAN STANLEY	BofA MERRILL LYNCH	COWEN

Prospectus dated       , 2019.

We are organized under the laws of Switzerland and our registered office and domicile is located in Epalinges, Canton of Vaud, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. See “Enforcement of Judgments” for additional information.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “ADC Therapeutics,” “ADCT,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.

We own various trademark registrations and applications, and unregistered trademarks, including ADC Therapeutics, ADCT and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such

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references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our historical audited consolidated financial statements as of and for the years ended December 31, 2018 and December 31, 2017 have been restated. See Notes 1 and 25 to the audited consolidated financial statements included elsewhere in this prospectus.

The financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements.

Our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2018,” relate to our fiscal year ended on December 31 of that calendar year.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than as contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Neither we nor the underwriters are making an offer to sell the common shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of common shares and the distribution of this prospectus outside the United States.

Until          , 2019 (25 days after the date of this prospectus), all dealers that effect transactions in the common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We are incorporated as a Swiss stock corporation (société anonyme) under the laws of Switzerland, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus, before deciding to invest in our common shares.

Overview

We are a clinical-stage oncology-focused biotechnology company pioneering the development of highly potent and targeted antibody drug conjugates (“ADCs”) for patients suffering from hematological malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using next-generation pyrrolobenzodiazepine (“PBD”) technology to which we have proprietary rights for our targets. We are leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy to generate a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises three clinical-stage product candidates, ADCT-402, ADCT-301 and ADCT-602. Our solid tumor franchise comprises two clinical-stage product candidates, ADCT-301 and ADCT-601, and two preclinical product candidates, ADCT-701 and ADCT-901. We retain worldwide development and commercialization rights to all of our product candidates, other than ADCT-301 for which we have a collaboration and license agreement with Genmab A/S (“Genmab”).

Our two lead product candidates, ADCT-402 and ADCT-301, have demonstrated significant clinical activity in heavily pre-treated patients, while maintaining manageable tolerability profiles. We are evaluating ADCT-402 in a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”). In August 2019, we achieved the targeted enrollment for this clinical trial and, as of August 2, 2019, have observed a 41.7% overall response rate (“ORR”) in the first 96 patients treated with ADCT-402. Previously, we completed a 183-patient Phase 1 clinical trial of ADCT-402 for the treatment of relapsed or refractory non-Hodgkin lymphoma (“NHL”) that showed a 41.4% ORR in patients with DLBCL at the initial dose for the Phase 2 clinical trial. If the pivotal Phase 2 clinical trial of ADCT-402 is successful, we intend to submit a biologics license application (“BLA”) to the U.S. Food and Drug Administration (“FDA”) in the second half of 2020. In addition, we have begun patient enrollment in a pivotal Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory Hodgkin lymphoma (“HL”). We have completed enrollment of a 133-patient Phase 1 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL and NHL that has shown an 86.5% ORR in patients with HL at the initial dose planned for the Phase 2 clinical trial. We believe that our pivotal Phase 2 clinical trial of ADCT-301, if successful, will support a BLA submission in the first half of 2022.

Antibody drug conjugates are an established therapeutic approach in oncology used to selectively deliver potent chemotherapeutic cytotoxins directly to tumor cells, with the goal of maximizing activity in tumor cells while minimizing toxicity to healthy cells. The antibody component is designed to selectively bind to a distinct antigen preferentially expressed on tumor cells or other cells in the tumor microenvironment. Upon binding to the antigen, most ADC molecules are internalized by the cell where the cytotoxic warhead is released causing cell death.

PBD warheads have a different mechanism of action than other warheads because they create cross-links in the cancer cells’ DNA that do not distort the DNA helix, potentially evading the cells’ natural DNA repair mechanisms. They have been shown preclinically to be approximately 100 times more potent than warheads used in currently marketed ADCs. Our ADCs use next-generation PBD technology, which is designed to produce warheads that are less hydrophobic, causing them to be easier to conjugate and, based on preclinical data, have less off-target toxicity, than first-generation PBD warheads. Preclinical studies have further shown that our next-generation PBD warheads have improved therapeutic indices compared to first-generation PBDs. We believe that this mechanism of action has the potential to allow our ADCs to achieve significant clinical activity and durable responses in difficult-to-treat patients.

We were founded in 2011 as a spinoff from Spirogen Ltd. (“Spirogen”), which was founded in 2000 and was an early innovator in PBD-based ADC research. Our co-founder and CEO, Dr. Christopher Martin, was a founder and the CEO of Spirogen until its sale to AstraZeneca plc in 2013. We leverage Dr. Martin’s decades-long experience in the development and evolution of PBD-based ADC research. Our senior management team also brings extensive experience in oncology research and development, clinical development, chemistry, manufacturing and controls (“CMC”) and regulatory and compliance, having held senior positions in such companies as AstraZeneca plc, Celgene Corporation, Daiichi Sankyo Company, Genentech, Inc., Genmab, and Wyeth Pharmaceuticals, Inc. Our board of directors includes former senior executives of AstraZeneca plc, GlaxoSmithKline plc, Pfizer Inc., F. Hoffmann-La Roche AG and Serono S.A.

Since inception, we have raised $558.6 million in gross cash proceeds from equity financings. Our headquarters are based in Lausanne, Switzerland, our research and development team is based in London, our clinical development team is based in New Jersey and in Lausanne, and our CMC team is based in the San Francisco Bay Area.

The Potential of Our Next-Generation PBD-Based Antibody Drug Conjugates

•	Cytotoxic Potency. The PBD dimer warheads used in our ADCs have been shown preclinically to be approximately 100 times more potent than other warheads used in marketed ADCs, such as auristatin, maytansine and calicheamicin.
•	Activity in Tumors with Low-Expressing Targets. The high potency of our PBD-based warheads means that, compared to other warheads, fewer molecules of warhead should be needed to be internalized into the cancer cell to kill it. We believe that the potency of our PBD-based warheads may allow us to develop ADCs that target antigens with low expression levels in the tumor microenvironment, potentially increasing the range of cancers amenable to treatment with ADCs.
•	Durable Responses. Our PBD-based ADCs create interstrand cross-links in the target cells’ DNA. As PBD cross-links are non-distortive, they are designed to be able to evade the cells’ DNA repair mechanisms that result in limited clinical responses and relapses. We believe that this may contribute to the durability of the responses that we have observed in our clinical trials.
•	Bystander Effect. Since our PBD-based warheads are cell-permeable, they may be able to diffuse into adjacent cells and kill them in an antigen-independent manner. We believe that this may allow us to develop ADCs that target antigens with heterogeneous expression levels in the tumor microenvironment, potentially increasing the range of cancers amenable to treatment with ADCs.
•	Immunogenic Cell Death. PBD warheads have been observed to induce immunogenic cell death, whereby a cancer cell’s death expresses certain stress signals that induce the body’s anti-tumor immune response through the activation of T cells and antigen-presenting cells. This opens up the potential for combining our ADCs with other therapies, particularly with immuno-oncology therapies such as checkpoint inhibitors, that are specifically designed to activate the patient’s own immune system to combat cancer.

Our Pipeline

*We believe that our Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL and our Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL are pivotal clinical trials (i.e., a clinical trial intended to serve as the basis for BLA submission). Therefore, we believe that the Phase 3 clinical trials of ADCT-402 for the treatment of relapsed or refractory DLBCL and of ADCT-301 for the treatment of relapsed or refractory HL will be post-marketing confirmatory clinical trials. **We retain worldwide development and commercialization rights to ADCT-301, subject to our collaboration and license agreement with Genmab. See “Business—License and Collaboration Agreements—Genmab Collaboration and License Agreement.”

ADCT-402

Our lead product candidate, ADCT-402, is an ADC targeting CD19-expressing cancers. We are developing ADCT-402 for the treatment of relapsed or refractory NHL, both when used as a monotherapy and when used in combination with other therapies. The following summary provides key information about ADCT-402:

•	We have completed a 183-patient Phase 1 clinical trial of ADCT-402 for the treatment of relapsed or refractory NHL, including 137 patients with relapsed or refractory DLBCL. In this clinical trial, ADCT-402 demonstrated significant clinical activity, while maintaining a manageable tolerability profile. More specifically, we observed:
○	in heavily pre-treated patients with relapsed or refractory DLBCL who have received a median of three prior lines of therapy:
•	a 42.3% ORR across all doses;
•	a 41.4% ORR at the initial dose in our pivotal Phase 2 clinical trial;
○	a 46.7% ORR in heavily pre-treated patients with relapsed or refractory MCL who have received a median of four prior lines of therapy; and
○	a 78.6% ORR in heavily pre-treated patients with relapsed or refractory FL who have received a median of four prior lines of therapy.
•	ADCT-402 is being evaluated in a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL, for which we anticipate reporting response rate data in the second quarter of 2020.
○	As of August 2, 2019, we observed a 41.7% ORR in the first 96 patients treated with ADCT-402.
•	ADCT-402 is also being evaluated in a Phase 1b clinical trial in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and mantle cell lymphoma (“MCL”), for which we anticipate reporting safety and efficacy data in the fourth quarter of 2020.
•	In addition, ADCT-402 is being evaluated in a Phase 1b clinical trial in combination with durvalumab for the treatment of relapsed or refractory DLBCL, MCL and follicular lymphoma (“FL”), for which we anticipate reporting safety and efficacy data in the fourth quarter of 2020.

•	If our pivotal Phase 2 clinical trial is successful, we intend to submit a BLA for ADCT-402 for the treatment of relapsed or refractory DLBCL in the second half of 2020.
•	We retain worldwide development and commercialization rights to ADCT-402. If approved, we intend to commercialize ADCT-402 in the United States through our own commercial infrastructure and to selectively pursue strategic collaborations in other geographies.

ADCT-301

Our second lead product candidate, ADCT-301, is an ADC targeting CD25-expressing cancers. We are developing ADCT-301 for the treatment of relapsed or refractory HL, NHL and solid tumors. The following summary provides key information about ADCT-301:

•	Enrollment has been completed in a 133-patient Phase 1 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL and NHL, including 77 patients with relapsed or refractory HL. In this clinical trial, as of April 14, 2019, ADCT-301 demonstrated significant clinical activity, while maintaining a manageable tolerability profile. More specifically, we observed:
○	in heavily pre-treated patients with relapsed or refractory HL who have received a median of five prior lines of therapy:
•	a 70.7% ORR across all doses;
•	an 86.5% ORR at the initial dose planned in our pivotal Phase 2 clinical trial;
○	a 44.0% ORR in heavily pre-treated patients with relapsed or refractory T-cell lymphoma who have received a median of four prior lines of therapy.
•	We have begun patient enrollment in a pivotal Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL, for which we anticipate reporting response rate data in the fourth quarter of 2021.
•	ADCT-301 is being evaluated in a Phase 1b clinical trial for the treatment of selected advanced solid tumors.
•	We intend to advance ADCT-301 through clinical development to support a BLA submission for the treatment of relapsed or refractory HL in the first half of 2022.
•	We retain worldwide development and commercialization rights to ADCT-301, subject to our collaboration and license agreement with Genmab.

Our Strategy

Key elements of our strategy are outlined below:

•	Advance our lead product candidate, ADCT-402, to BLA submission in the second half of 2020.
•	Advance our second lead product candidate, ADCT-301, to support BLA submission in the first half of 2022.
•	Advance our two clinical-stage solid tumor product candidates, with the potential to address multiple indications in areas of high unmet medical need.
•	Continue to build a diverse and balanced portfolio of product candidates to address high unmet medical needs in oncology by leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy.
•	Maximize the commercial potential of our product candidates.

Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•	We have incurred net losses during all fiscal periods since our inception, have no products approved for commercial sale and anticipate that we will continue to incur substantial net losses for the foreseeable future.
•	We have concentrated our research and development efforts on PBD-based ADCs, and our future success depends heavily on the successful development of this therapeutic approach.
•	Our current product candidates are in various stages of development, and it is possible that none of our product candidates will ever become commercial products.
•	A clinical hold on any of our clinical trials may result in delays of our clinical development timeline. In the past, certain of our clinical trials have been subject to clinical holds prior to the dosing of the first patient and partial clinical holds after the dosing of the first patient.
•	Our product candidates may cause undesirable side effects or have other properties that may delay or prevent their development or regulatory approval or limit their commercial potential.
•	The regulatory review and approval processes of the FDA, the European Medicines Agency (“EMA”) and comparable regulatory authorities in other jurisdictions are lengthy, time consuming and inherently unpredictable. If we are unable to obtain, or if there are delays in obtaining, regulatory approval for our product candidates, we will not be able to commercialize our product candidates and our ability to generate revenue will be materially impaired.
•	We have never commercialized a product and we currently have no sales force, marketing or distribution capabilities and may lack the necessary expertise, personnel and resources to successfully commercialize our product candidates.
•	We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods and/or technologies before or more successfully than we do.
•	Our rights to ADCT-301 are subject to our collaboration and license agreement with Genmab, and there can be no assurance that we will maintain the rights to develop or commercialize ADCT-301.
•	We rely on third parties for the manufacture, production, storage and distribution of our product candidates. Our dependence on these third parties may impair the clinical advancement and commercialization of our product candidates.
•	Issued patents covering one or more of our product candidates or technologies, including ADCT-402, ADCT-301 or the technology we use in our product candidates, could be found invalid or unenforceable if challenged in court.
•	If we fail to attract and retain senior management and key scientific personnel or fail to adequately plan for succession, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.
•	We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our common shares.

Company and Corporate Information

We were incorporated as a Swiss limited liability company (société à responsabilité limitée) on June 6, 2011 and converted into a Swiss stock corporation (société anonyme) under the laws of Switzerland on October 13, 2015. We have two subsidiaries: ADC Therapeutics (UK) Limited and ADC Therapeutics America, Inc. Our principal executive office is located at Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland and our

telephone number is +41 21 653 02 00. Our website is www.adctherapeutics.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

Share Capital Reorganization

As of July 31, 2019, our share capital consisted of 801.0 Class A common shares and an aggregate of 3,326.0 Class B, C, D and E preferred shares, each with a par value of CHF 100 per share. Prior to the closing of this offering, we intend to effect the Share Capital Reorganization, which consists of (i) an increase of the par value of each of our Class A common shares and Class B, C, D and E preferred shares from CHF 100 per share to CHF 1,000 per share, against the conversion of distributable reserves into share capital (the “Par Value Increase”), which was effected on August 28, 2019, (ii) a one-to-          share split of all outstanding shares (the “Share Split”), and (iii) a conversion on a one-to-one basis of our outstanding shares into common shares (the “Conversion”). See “Description of Share Capital and Articles of Association—Share Capital.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in the registration statement of which this prospectus forms a part;
•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); and
•	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our common shares that are held by non-affiliates exceeds $700.0 million as of the prior June 30th. We may choose to take advantage of some but not all of these reduced burdens. For example, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer.” Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

THE OFFERING

Common shares offered by us
         shares.
Option to purchase additional common shares offered by us
We have granted the underwriters an option for a period of 30 days to purchase up to       additional common shares.
Common shares to be outstanding immediately after this offering
         shares (or           shares if the underwriters exercise their option to purchase additional common shares in full).
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $          million, or approximately $          million if the underwriters exercise their option to purchase additional common shares in full, assuming an initial public offering price of $          per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows: (i) to advance ADCT-402 through the completion of the ongoing pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL and the other ongoing clinical trials and to commence preparations for a clinical trial that we anticipate will be a post-marketing confirmatory clinical trial if ADCT-402 is approved on the basis of Phase 2 data; (ii) to advance ADCT-301 through the completion of the planned pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL and the other ongoing clinical trial and to commence and advance potential combination clinical trials; (iii) to advance ADCT-602 through the completion of the ongoing Phase 1/2 clinical trial for the treatment of relapsed or refractory ALL; (iv) to advance ADCT-601 through the completion of the ongoing Phase 1 clinical trial for the treatment of selected advanced solid tumors; (v) to commence the scale up of commercial operations in the United States for ADCT-402 and to fund our commercial-scale CMC plans for ADCT-402 and ADCT-301; (vi) to fund the research and development of our preclinical product candidates and preclinical pipeline; and (vii) for working capital and other general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common shares.

Directed share program
At our request, the underwriters have reserved       % of the common shares offered by this prospectus, for sale, at the initial public offering price, to our employees and to friends, professional contacts and family members of our employees and directors. If purchased by these persons, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any officer, which will be subject to a 180-day lock-up restriction described under “Underwriters.” The number of common shares available for sale to the general public will be reduced by the number of reserved common shares sold to these individuals. Any reserved common shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other common shares offered by this prospectus. See “Underwriters.”
Proposed NYSE symbol
“ADCT”

The number of common shares that will be outstanding after this offering is based on the number of common shares outstanding as of July 31, 2019 and excludes:

•	of our common shares reserved for future issuance under our 2019 Equity Incentive Plan, which will become effective in connection with this offering; and
•	common shares we hold in treasury.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	the Share Capital Reorganization;
•	the filing and effectiveness of our amended and restated articles of association, which will occur immediately prior to the completion of this offering;
•	no exercise of the option granted to the underwriters to purchase up to additional common shares in connection with this offering;
•	an initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus;
•	no purchase of common shares in this offering by directors, officers or existing shareholders;
•	the issuance of common shares to settle outstanding awards under our 2014 Incentive Plan in connection with this offering; and
•	no issuance of any common shares reserved for future issuance under our 2019 Equity Incentive Plan, as described in the immediately preceding paragraph.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. The summary consolidated income statement data for the years ended December 31, 2018 and 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated income statement data for the six months ended June 30, 2019 and 2018 and the consolidated balance sheet data as of June 30, 2019 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results as of the dates and for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

Our audited consolidated financial statements are prepared in accordance with IFRS and presented in USD. Our unaudited interim consolidated financial statements are prepared in compliance with IAS 34 and presented in USD.

			Restated
	Six Months Ended June 30,		Year Ended December 31,
	2019(3)	2018	2018	2017
Consolidated Income Statement Data:	(in USD thousands except for share and per share data)
Contract revenue	2,340	625	1,140	1,803
Research and development expenses	(46,572)	(60,133)	(118,313)	(85,530)
General and administrative expenses	(6,592)	(3,969)	(8,768)	(7,943)
Operating loss	(50,824)	(63,477)	(125,941)	(91,670)
Financial income	1,306	1,641	2,856	1,031
Financial expense	(73)	—	—	—
Exchange differences	(68)	(156)	213	825
Loss before taxes	(49,659)	(61,680)	(122,872)	(89,814)
Income tax expenses	(199)	(148)	(224)	(48)
Loss for the period	(49,858)	(61,828)	(123,096)	(89,862)
Basic and diluted loss per share(1)	(13,176)	(16,665)	(33,019)	(28,664)
Weighted-average number of shares used to compute basic and diluted loss per share(1)	3,784	3,710	3,728	3,135
Pro forma basic and diluted loss per share(2)
Weighted-average number of shares used to compute pro forma basic and diluted loss per share(2)
(1)	See Note 23 to our audited consolidated financial statements and Note 13 to our unaudited interim consolidated financial statements included elsewhere in this prospectus for a description of the method used to compute basic and diluted net loss per share.
(2)	The pro forma information gives effect to (i) our issuance and sale of an aggregate of 77.0 Class E preferred shares on July 5, 2019 and (ii) the Share Capital Reorganization, see “Prospectus Summary—Share Capital Reorganization.”
(3)	On January 1, 2019, we adopted IFRS 16 “Leases,” the impact of which is described in Note 3 to our unaudited interim consolidated financial statements.

	As of June 30, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
Consolidated Balance Sheet Data:	(in USD thousands)
Cash and cash equivalents	182,156
Total assets	200,839
Share capital	424
Share premium	527,083
Shares to be issued	26,641
Other reserves	5,831
Cumulative translation adjustments	(51)
Accumulated losses	(381,953)
Total equity	177,989
(1)	The pro forma information gives effect to (i) our issuance and sale of an aggregate of 77.0 Class E preferred shares on July 5, 2019 and (ii) the Share Capital Reorganization.
(2)	The pro forma as adjusted information gives effect to the pro forma adjustments described in footnote (1) above, the filing and effectiveness of our amended and restated articles of association and our issuance and sale of common shares in this offering at the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	The pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total equity by $ million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase or decrease in the number of common shares offered by us would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total equity by $ million, assuming the assumed initial public offering price of $ per common share, the midpoint of the price range set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements including the notes thereto, included elsewhere in this prospectus, before deciding to invest in our common shares. If any of the events or developments described below were to occur, our business, results of operations, financial condition and prospects could suffer materially, the trading price of our common shares could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks occur, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Risks Related to Our Financial Position and Capital Requirements

We have incurred net losses during all fiscal periods since our inception, have no products approved for commercial sale and anticipate that we will continue to incur substantial net losses for the foreseeable future.

We are a clinical-stage biotechnology company and have a history of net losses. For the years ended December 31, 2018 and 2017, our net loss was $123.1 million and $89.9 million, respectively. For the six months ended June 30, 2019, our net loss was $49.9 million. As of June 30, 2019, we had accumulated net losses of $381.9 million. Our net losses have resulted principally from costs incurred in our research and development activities and personnel expenses.

We expect to continue to incur significant expenses and increasing net losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval for and commercialize our product candidates. We anticipate that our expenses will increase substantially as we:

•	conduct and complete the pivotal Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL;
•	commence and conduct the planned pivotal Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL;
•	conduct and complete the Phase 1b clinical trials of ADCT-402 and ADCT-301 for the treatment of other indications and Phase 1 clinical trials for our other product candidates, as well as any subsequent clinical trials;
•	commence and conduct any required post-marketing confirmatory clinical trials for any of our product candidates in anticipation of potential accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory agencies in other jurisdictions;
•	expand our research and development efforts for our preclinical product candidates and research pipeline;
•	seek regulatory approval for our product candidates from applicable regulatory authorities;
•	invest in our late-stage clinical development, manufacturing and commercialization activities, including launching commercial sales, marketing and distribution operations;
•	continue to prepare, file, prosecute, maintain, protect and enforce our intellectual property rights and claims;
•	add clinical, scientific, operational, financial and management information systems and personnel; and
•	operate as a public company.

Even if we obtain regulatory approval of and are successful in commercializing one or more of our product candidates, we may incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our net losses may fluctuate significantly from quarter to quarter and from year to year.

We may never achieve or sustain profitability.

We do not know when or whether we will become profitable. To date, we have not commercialized any products or generated any revenues from the sale of products. We do not expect to generate any product revenues in the foreseeable future. To become and remain profitable, we must succeed in developing, obtaining regulatory approval for and commercializing one or more of our product candidates. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, discovering and developing additional product candidates, obtaining regulatory approval for any product candidates that successfully complete clinical trials, establishing commercialization capabilities for any approved products and achieving market acceptance for any approved products. We may never succeed in these activities. Even if we succeed in these activities, we may never generate revenue in an amount sufficient to achieve profitability.

Because of the numerous risks and uncertainties associated with biotechnology product development and commercialization, we are unable to accurately predict whether and when we will achieve profitability. If we are required by the FDA, the EMA or any comparable regulatory authority in other jurisdictions to perform preclinical studies or clinical trials in addition to those we currently expect to conduct, or if there are any delays or complications in completing preclinical studies of our product candidates or, if preclinical studies are successful, in submitting an investigational new drug application (“IND”) to the FDA, manufacturing clinical trial supplies and completing clinical trials for our product candidates, our expenses could increase substantially and our ability to achieve profitability could be further delayed.

Even if we achieve profitability, we may not be able to sustain profitability in subsequent periods. After we achieve profitability, if ever, we expect to continue to engage in substantial research and development activities and to incur substantial expenses to develop and commercialize additional product candidates. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our revenues, expenses and profitability.

Our failure to achieve or sustain profitability would depress our market value and could impair our ability to execute our business plan, raise capital, develop additional product candidates or continue our operations. A decline in the value of our company could cause our shareholders to lose all or part of their investment.

We have a limited operating history and have never generated any revenue from product sales, which may make it difficult to evaluate the success of our business to date and to assess our future viability.

We were incorporated in 2011, and our operations to date have been largely focused on developing our product candidates, including conducting preclinical studies and clinical trials, raising capital and building our management team and infrastructure. We have not yet demonstrated an ability to obtain regulatory approvals, manufacture products on a commercial scale, or partner with contract manufacturing organizations (“CMOs”) to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Additionally, the markets for our product candidates are competitive. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing products. Moreover, we will need to eventually transition from a company with a research and development focus to a company capable of undertaking commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays, and may not be successful in such a transition.

Even after the completion of this offering, we will require substantial additional capital to execute our business plan. Our inability to obtain this capital when needed could force us to delay, limit, reduce or terminate our product development efforts or our establishment of late-stage development and commercialization capabilities.

Since our inception, we have used substantial amounts of cash. The development of biotechnology product candidates is capital intensive and we expect that we will continue to expend substantial resources for the foreseeable future to develop and commercialize our current and future product candidates, particularly as we conduct and complete the pivotal Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL, commence and conduct the planned pivotal Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL, conduct and complete the Phase 1b clinical trials of ADCT-402 and ADCT-301 for the treatment of other indications and Phase 1 clinical trials for our other product candidates and commence and conduct any required post-marketing confirmatory clinical trials. Our expenditures in the foreseeable future may include costs associated with conducting research and development activities, conducting preclinical studies and clinical trials, obtaining regulatory approvals, undertaking late-stage commercialization activities, establishing our sales and marketing capabilities, manufacturing and selling approved products and potentially acquiring new technologies.

To date, we have financed our operations primarily through equity financings. Since inception, we have raised $558.6 million in gross cash proceeds from equity financings. As of June 30, 2019, we had $182.2 million in cash and cash equivalents. We believe that we have sufficient financial resources to fund our projected operating requirements for at least the next twelve months. Based on our current business plan, we estimate that the net proceeds we receive from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our projected operating requirements through at least the next          months. However, our projected operating requirements may change as a result of many factors currently unknown to us and we may require additional capital sooner than anticipated. Furthermore, because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials.

Our future capital requirements, both in the near- and long-term, depend on many factors, including:

•	the progress, results and costs of our pivotal Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL and our planned pivotal Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL;
•	the progress, results and costs of our clinical trials of ADCT-402 and ADCT-301 for the treatment of other indications and for our other product candidates;
•	the progress, results and costs of any required post-marketing confirmatory clinical trials for any product candidates that receive accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory agencies in other jurisdictions;
•	the scope, progress, results and costs of researching and developing product candidates in our research pipeline, including conducting preclinical studies and clinical trials of such product candidates;
•	the costs of outsourced manufacturing of our product candidates, which are complex biological molecules, for clinical trials and in preparation for regulatory approval and commercialization;
•	the outcome, timing and costs of obtaining regulatory approvals for our product candidates if the requisite clinical trials are successful;
•	the size of the markets for approved indications in territories in which we receive regulatory approval, if any;
•	the timing and costs of commercialization activities for our product candidates, if any are approved for sale, including establishing our sales and marketing capabilities and engaging in the marketing, sales and distribution of our product candidates;
•	the revenue, if any, received from the commercialization of our product candidates, if any are approved for sale;
•	our ability to maintain and establish collaboration, licensing or other arrangements and the financial terms of such agreements;
•	the costs involved in preparing, filing, prosecuting, maintaining, protecting and enforcing our intellectual property rights and claims, including any litigation costs and the outcome of such litigation;
•	the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims;
•	the timing and amount of milestone payments we receive under our collaboration agreements;
•	the costs involved in maintaining and improving the technology we use in our product candidates;

•	our efforts to enhance operational systems and hire additional personnel, including personnel to support the development of our product candidates and to satisfy our obligations as a public company;
•	the effect of competing technological and market developments; and
•	the types of available sources of private and/or public market financing.

We do not have any committed external source of funds, and additional funds may not be available when we need them or on terms that are acceptable to us. Further, as a Swiss company, we have less flexibility to raise capital, particularly in a quick and efficient manner, as compared to U.S. companies. See “—Risks Related to Our Common Shares and This Offering—Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.” If adequate funds are not available to us on a timely basis or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our product development efforts or our establishment of late-stage development and commercialization capabilities.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our intellectual property or product candidates on unfavorable terms.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a shareholder. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property or product candidates or we may be required to grant licenses for our intellectual property or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or our establishment of late-stage development and commercialization capabilities or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves.

Our ability to use tax loss carryforwards in Switzerland may be limited.

As of December 31, 2018, we reported $329.3 million in tax loss carryforwards from previous financial years for Swiss corporate income tax purposes. Such tax loss carryforwards could be used to offset future taxable income. However, if not used, tax loss carryforwards expire seven years after the tax year in which they were incurred. Due to our limited income, there is a high risk that our tax loss carryforwards will expire in part or in their entirety and cannot be used to offset future taxable income for Swiss corporate income tax purposes.

Furthermore, any tax loss carryforwards that we report in our tax returns are subject to review and confirmation by the competent Swiss tax authorities in their tax assessment of the tax year for which the tax loss carryforwards are used to offset taxable income. Consequently, we are exposed to the risk that the competent Swiss tax authorities may not accept the reported tax loss carryforwards in part or in their entirety. Any limitations in our ability to use tax loss carryforwards to offset taxable income could adversely affect our financial condition.

Changes in tax laws or the interpretation of tax laws could have a material impact on our financial condition.

The tax administration of the Canton of Vaud has confirmed in advance tax rulings that, up to and including the 2019 tax period, which ends on December 31, 2019, we are eligible for the base company regime, which is a privileged tax regime that applies if certain requirements, such as maximum thresholds for Swiss source income and expenses, are satisfied. Due to the Swiss corporate tax law reform that has been enacted and will take effect on January 1, 2020, all Swiss cantons, including the Canton of Vaud, will abolish the base company regime as of January 1, 2020, which will subject us to the standard cantonal taxation regime and, consequently, result in a significantly higher effective tax rate for us. The standard effective corporate tax rate in Epalinges, Canton of

Vaud, can change from time to time. However, we expect that the standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2020 in Epalinges will be approximately 13.7%, which is higher than the combined (federal, cantonal, communal) effective corporate income tax rate of approximately 9% to 11% under the base company regime in 2018.

In addition, in view of the ongoing implementation of the OECD G20 Base Erosion and Profit Shifting Project and the European Union anti-avoidance tax package, the existing transfer pricing system and our intercompany relationships could be challenged by the competent tax authorities, resulting in additional taxes, interest and penalties in case of profit add-backs, non-deductible expenses or objections to the transfer pricing documentation. A focus area is the taxation and allocation of profits generated from intangibles where the DEMPE (Development, Enhancement, Maintenance, Protection and Exploitation) functions will become more relevant compared to the pure bearing of costs. This may impact the taxation of our group profits and may impact our effective tax rate. These and other changes in tax laws or the interpretation of tax laws could have a material adverse effect on our financial condition.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

We operate internationally and are exposed to fluctuations in foreign exchange rates between the U.S. dollar and other currencies, particularly the British pound, the Euro and the Swiss franc. Our reporting currency is the U.S. dollar and, as a result, financial line items are converted into U.S. dollars at the applicable foreign exchange rates. As our business grows, we expect that at least some of our revenues and expenses will be denominated in currencies other than the U.S. dollar. Therefore, unfavorable developments in the value of the U.S. dollar relative to other relevant currencies could adversely affect our business and financial condition.

We are subject to risks related to the accounting treatment of our pension and other post-employment benefit plans.

We provide retirement benefits to our employees as required by Swiss law by means of a pension fund that is maintained by a life insurance company. The life insurance company operates a pension plan for all of our employees as a defined benefit plan under International Accounting Standard (“IAS”) 19. As of December 31, 2018, we reported an employee benefit obligation, before deduction of plan assets, of $4.4 million in accordance with IAS 19. As of June 30, 2019, we reported an employee benefit obligation, before deduction of plan assets, of $4.9 million in accordance with IAS 19. The obligation represents our projected obligations towards current and future pensioners discounted at an annual rate of 0.85%. Under Swiss statutory rules and pursuant to our contract with the group life assurance provider, all risks including investment risk are fully covered. That said, no underfunding exists under Swiss law. The variance between Swiss statutory rules and the IFRS is apparent in many Swiss companies, and the IFRS obligation of our pension plan does not necessarily reflect a true payment obligation under Swiss law because Swiss law allows us to maintain flexibility to adjust benefit levels under the plans and we could use this flexibility to mitigate any liability. For more information, see Note 2.8 (Significant accounting policies—Employee benefits) and Note 17 (Pension obligations) to the consolidated audited financial statements included elsewhere in this prospectus. However, should the Swiss statutory rules at any time require a determination that our pension plan is significantly underfunded, we could be obliged to make additional contributions into the pension plan in addition to our obligation to make regular contributions as defined in the pension plan regulation. If such risk materializes, this could have a material adverse effect on our financial position or results of operations.

Risks Related to the Development of Our Product Candidates

We have concentrated our research and development efforts on PBD-based ADCs, and our future success depends heavily on the successful development of this therapeutic approach.

Our ADCs use next-generation PBD warheads, which have a different mechanism of action than warheads used in currently approved ADCs. Although multiple PBD-based ADCs are being developed, none have been approved for sale in the United States or in the European Union. Any failures or setbacks involving PBD technology or PBD-based ADCs, whether developed by us or third parties, including adverse events, could have a detrimental impact on our product candidates and our research pipeline. For example, we or another party may uncover a previously unknown risk associated with PBD or other issues that may be more problematic than we currently believe, which may prolong the period of observation required for obtaining, or result in the failure to obtain, regulatory approval or may necessitate additional clinical testing. If the PBD warhead technology that we use is not safe in certain product candidates, we would be required to abandon or redesign all of our current product candidates, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our current product candidates are in various stages of development, and it is possible that none of our product candidates will ever become commercial products.

Our success depends heavily on the successful further development of our current and future product candidates and our research pipeline and regulatory approval of our current and future product candidates, all of which are subject to risks and uncertainties beyond our control. We are currently conducting a pivotal Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL and expect to commence a pivotal Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL. However, the FDA may ultimately disagree that these Phase 2 clinical trials are sufficient for regulatory approval if, for example, we fail to show a sufficient response rate or duration of response (“DoR”). We are also conducting Phase 1b clinical trials of ADCT-402 and ADCT-301 for the treatment of other indications as well as Phase 1 clinical trials for our other product candidates. There can be no assurance that any of our product candidates will prove to be safe, effective or commercially viable treatments for cancer.

If we discontinue development of a product candidate, we will not receive the anticipated revenues from that product candidate and we may not receive any return on our investment in that product candidate. We may discontinue a product candidate for clinical reasons if it does not prove to be safe and effective for its targeted indications. For example, in the past, we and other companies in our field have discontinued the development of product candidates that did not achieve the necessary efficacy at tolerated doses required for patient benefit. In addition, there may be important facts about the safety, efficacy and risk versus benefit of our product candidates that are not known to us at this time. Any unexpected safety events or our failure to generate sufficient data in our clinical trials to demonstrate efficacy may cause a product candidate to fail clinical development. Furthermore, even if that product candidate meets its safety and efficacy endpoints, we may discontinue its development for various reasons, such as changes in the competitive environment or the standard of care and the prioritization of our resources.

Due to the uncertain and time-consuming clinical development and regulatory approval process, we may not successfully develop any of our product candidates and may choose to discontinue the development of any of our product candidates. Therefore, it is possible that none of our current product candidates will ever become commercial products. Our failure to develop and commercialize our current and future product candidates could have a material adverse effect on our business, results of operations, financial condition and prospects.

Results from early-stage clinical trials may not be predictive of results from late-stage or other clinical trials.

Positive and promising results from preclinical studies and early-stage clinical trials may not be predictive of results from late-stage clinical trials or from clinical trials of the same product candidates for the treatment of other indications. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Late-stage clinical trials could differ in significant ways from early-stage clinical trials, including changes to inclusion and exclusion criteria, efficacy endpoints, dosing regimen and statistical design. Moreover, success in clinical trials in a particular indication does not guarantee that a product candidate will be successful for the treatment of other indications. Many companies in the biotechnology industry have suffered significant setbacks in late-stage clinical trials after achieving encouraging or positive results in early-stage development. There can be no assurance that we will not face similar setbacks in our ongoing or planned late-stage clinical trials, including in our ongoing pivotal Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL, our planned pivotal Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL and any subsequent or post-marketing confirmatory clinical trials. Therefore, despite positive results observed in early-stage clinical trials, our product candidates may fail to demonstrate sufficient efficacy in our pivotal or post-marketing confirmatory clinical trials.

Preliminary interim or “top-line” data that we announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish preliminary interim or “top-line” data from clinical trials. Positive preliminary data may not be predictive of such trial’s subsequent or overall results. Preliminary data are subject to the risk that one or more of the outcomes may materially change as more data become available. Additionally, preliminary data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of such results in the completed trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. As a result, preliminary data that we report may differ from future results from the same clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to preliminary data could significantly harm our business prospects.

Delays in the commencement and completion of clinical trials could increase costs and delay or prevent regulatory approval and commercialization of our product candidates.

We cannot guarantee that clinical trials of our product candidates will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of the clinical trial process, and other events may cause us to temporarily or permanently stop a clinical trial. Events that may prevent successful or timely commencement and completion of clinical development include:

•	negative preclinical data;
•	delays in receiving the required regulatory clearance from the appropriate regulatory authorities to commence clinical trials or amend clinical trial protocols, including any objections to our INDs or protocol amendments from the FDA;
•	delays in reaching, or a failure to reach, a consensus with regulatory authorities on study design;
•	delays in reaching, or a failure to reach, an agreement on acceptable terms with prospective clinical research organizations (“CROs”) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;
•	difficulties in obtaining required Institutional Review Board (“IRB”) or ethics committee approval at each clinical trial site;
•	challenges in recruiting and enrolling suitable patients that meet the study criteria to participate in clinical trials;
•	the inability to enroll a sufficient number of patients in clinical trials to ensure adequate statistical power to detect statistically significant treatment effects;
•	imposition of a clinical hold by regulatory authorities or IRBs for any reason, including safety concerns and noncompliance with regulatory requirements;
•	failure by CROs, other third parties or us to adhere to clinical trial requirements;
•	failure to perform in accordance with the FDA’s good clinical practices (“GCP”) or applicable regulatory guidelines in other jurisdictions;
•	the inability to manufacture adequate quantities of a product candidate or other materials necessary in accordance with current Good Manufacturing Practices (“cGMPs”) to conduct clinical trials, including, for example, delays in the testing, validation, manufacturing delays or failures at our CROs and delivery of the product candidates to the clinical trial sites;
•	lower than anticipated patient retention rates;
•	difficulties in maintaining contact with patients after treatment, resulting in incomplete data;

•	ambiguous or negative interim results;
•	our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a clinical trial;
•	unforeseen safety issues, including occurrence of treatment emergent adverse events (“TEAEs”) associated with the product candidate that are viewed to outweigh the product candidate’s potential benefits;
•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; or
•	lack of adequate funding to continue the clinical trial.

Delays, including delays caused by the above factors, can be costly and could negatively affect our ability to complete a clinical trial. If we are not able to successfully complete clinical trials, we will not be able to obtain regulatory approval and will not be able to commercialize our product candidates.

A clinical hold on any of our clinical trials may result in delays of our clinical development timeline. In the past, certain of our clinical trials have been subject to clinical holds prior to the dosing of the first patient and partial clinical holds after the dosing of the first patient.

In October 2017, the FDA placed a partial clinical hold on our Phase 1 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL and NHL after we informed the FDA that two patients with HL were diagnosed with Guillain–Barré syndrome and one patient with HL was diagnosed with polyradiculopathy. In consultation with the FDA, we amended the clinical trial protocol and in January 2018, the FDA lifted the partial clinical hold without condition. In the future, other cases of Guillain–Barré syndrome may arise which may also result in partial or full clinical holds.

In connection with seeking clearance of our INDs for ADCT-601 and ADCT-602, we were subject to clinical holds prior to the dosing of the first patient in these clinical trials. For ADCT-602, the FDA required additional data to support the stability of the product candidate at low doses. For ADCT-601, the FDA had questions regarding the novel linker technology, the stability of the product candidate and the clinical trial protocol. The FDA subsequently lifted these clinical holds, and for ADCT-601, we must submit a protocol amendment before we commence Phase 1b of the clinical trial.

There can be no assurance that our current or future clinical trials will not be subject to partial or full clinical holds, which could delay or impair the commencement and completion of our clinical trials and the regulatory approval of our product candidates.

If we experience delays or difficulties in patient enrollment for clinical trials, our research and development efforts and the receipt of necessary regulatory approvals could be significantly delayed or prevented.

Commencement and successful and timely completion of clinical trials require us to enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA or comparable regulatory authorities in other jurisdictions. Any delay or difficulty in patient enrollment could significantly delay or otherwise hinder our research and development efforts and delay or prevent receipt of necessary regulatory approvals.

Patient enrollment is affected by many factors, including:

•	the size and nature of the patient population;
•	the severity of the disease under investigation;
•	the eligibility criteria for the study in question, including any misjudgment of, and resultant adjustment to, the appropriate ranges applicable to the exclusion and inclusion criteria;
•	the number of clinical trial sites and the proximity of prospective patients to those sites;
•	the nature, severity and frequency of adverse side effects associated with our product candidates;
•	the standard of care in the diseases under investigation;

•	the commitment of our clinical investigators to identify eligible patients;
•	competing studies or trials with similar eligibility criteria;
•	the patient referral practices of physicians; and
•	clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including perception of ADCs generally and of PBD-based ADCs specifically.

In particular, some of our clinical trials will seek to enroll patients with characteristics that are found in a small population. For example, our pivotal Phase 2 clinical trial of ADCT-402 will seek to enroll patients with DLBCL who have failed or are intolerant to two or more multi-agent systemic treatment regimens, while our planned pivotal Phase 2 clinical trial of ADCT-301 will seek to enroll patients with HL who have failed three prior lines of therapy, including brentuximab vedotin and a checkpoint inhibitor approved for HL. Our clinical trials will compete with those for other product candidates in the same therapeutic areas as our product candidates. This competition will reduce the number and types of patients available to us, as some patients who might have opted to enroll in our clinical trials may instead opt to enroll in one being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites used by some of our competitors, which will reduce the number of patients who are available for our clinical trials in these clinical trial sites. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and antibody therapy, rather than to participate in our clinical trials. In addition, patients may also be unwilling to participate in our clinical trials because of negative publicity from adverse events in the biotechnology industry. Challenges in recruiting and enrolling suitable patients to participate in clinical trials could increase costs, affect the timing and outcome of our planned clinical trials and result in delays to our current development plan for our product candidates.

Our product candidates may cause undesirable side effects or have other properties that may delay or prevent their development or regulatory approval or limit their commercial potential.

Undesirable side effects caused by our product candidates or by ADCs developed by others could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in more restrictive labeling or the denial of regulatory approval by the FDA, EMA or other regulatory authorities and potential product liability claims. Such side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial. Many compounds developed in the biotechnology industry that initially showed promise in early-stage testing for treating cancer have later been found to cause side effects that prevented their further development.

In our clinical trials, we have observed certain class toxicities associated with our PBD-based warheads, including elevated liver enzymes, skin rash, and effusions and edema. In addition, in our Phase 1 clinical trial of ADCT-402 for the treatment of relapsed or refractory NHL and pivotal Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL, reported Grade ≥3 TEAEs included neutrophil count decreased, platelet count decreased, gamma-glutamyltransferase increased and anemia, while in our Phase 1 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL and NHL, reported Grade ≥3 TEAEs include gamma-glutamyltransferase increased, maculopapular rash, alanine aminotransferase increased and anemia.

In addition, in the past, certain patients with HL treated with ADCT-301 have reported Guillain–Barré syndrome. In August and September 2017, in our Phase 1 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL and NHL, we informed the FDA that two patients with HL were diagnosed with Guillain–Barré syndrome and one patient with HL was diagnosed with polyradiculopathy. The FDA issued a partial clinical hold on our clinical trial, pursuant to which we suspended the enrollment of new patients but continued the treatment of enrolled patients who would derive a clinical benefit from continued treatment with ADCT-301. We amended the clinical trial protocol and informed consent to include, among other things, additional risk factors to patient screening, additional exclusion criteria and routine neurologic evaluation prior to and during the clinical trial to monitor the occurrence of Guillain–Barré syndrome. In January 2018, the FDA lifted the partial clinical hold without condition. In September 2018, we informed the FDA that two additional patients with HL were diagnosed with Guillain–Barré syndrome. We voluntarily suspended patient enrollment and undertook a detailed safety review of our clinical trial in accordance with our clinical trial protocol and submitted it to the FDA. Upon review, in October 2018, the FDA agreed that we can resume patient enrollment and made certain recommendations, including the expansion of the HL 30 μg/kg dose cohort to ten additional patients, the continued assessment of pharmacokinetics and regulatory T-cell profiles in the clinical trial and that we consult with the FDA regarding the decision of final dose selection before closing the 30 μg/kg dose cohort. We subsequently implemented the FDA’s recommendations. No incidence of Guillain–Barré syndrome has been reported for NHL or solid tumor patients treated with ADCT-301 and no further incidence of Guillain–Barré syndrome has been reported in patients with HL treated with ADCT-301 since October 2018. However, there can be no assurance that patients treated with ADCT-301 will not experience Guillain–Barré syndrome or other serious adverse side effects in the future and there can be no assurance that the FDA, EMA or comparable regulatory authorities in other jurisdictions will not place clinical holds on our current or future clinical trials, the result of which could delay or prevent us from obtaining regulatory approval for ADCT-301. Even if approved, ADCT-301 may carry boxed warnings or precautions regarding the risk of Guillain–Barré syndrome.

For our current and future clinical trials, we have contracted with and expect to continue to contract with CROs experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, they may have difficulty observing patients and treating toxicities, which may be more challenging due to personnel changes, shift changes, house staff coverage or related issues. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in us or the FDA delaying, suspending or terminating one or more of our clinical trials and which could jeopardize regulatory approval.

Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our product candidates or those of our competitors may only be uncovered with a significantly larger number of patients exposed to the drug. For example, while ADCT-402 and ADCT-301 have demonstrated manageable tolerability profiles thus far, there can be no assurance that these and our other product candidates will not cause more severe side effects in a greater proportion of patients.

In addition, some of our product candidates are developed or intended to be used in combination with other therapies. Currently, we are conducting Phase 1b clinical trials of ADCT-402 in combination with ibrutinib and in combination with durvalumab. Ibrutinib and durvalumab may cause undesirable side effects. Common side effects of ibrutinib include pneumonia, upper respiratory tract infection, low neutrophil count, low platelet count, rash and edema. Common side effects of durvalumab include fatigue, musculoskeletal pain, nausea and rash. Combining ADCT-402 with ibrutinib or durvalumab may cause additional, different or more severe side effects than either ADCT-402 or ibrutinib or durvalumab used as monotherapies. In addition, ADCT-402 and these other therapies may have common toxicities, such as edema. When used in combination, the severity and frequency of such undesirable side effects may be greater than the cumulative severity and frequency of such side effects when the therapies are used as monotherapies.

In our Phase 1b clinical trial of ADCT-402 in combination with ibrutinib, one dose-limiting toxicity (“DLT”) of Death Not Otherwise Specified was observed in a patient treated with ADCT-402 at the 90 µg/kg dose level in combination with ibrutinib. The investigator assessed the death as unlikely to be related to ADCT-402 and as possibly being related to ibrutinib, the disease and/or comorbidities. There can be no assurance that patients in our combination clinical trials will not experience serious adverse side effects, including death, in the future. The uncertainty resulting from the use of our product candidates in combination with other therapies may make it difficult to accurately predict side effects in clinical trials.

If we or others identify undesirable side effects caused by our product candidates or those of our competitors, a number of potentially significant negative consequences could result, including:

•	we may encounter delays or difficulties in enrolling patients for our clinical trials due to a negative perception of our product candidates’ safety and tolerability profile;
•	we and/or regulatory authorities may temporarily or permanently put our clinical trials on hold;
•	we may be unable to obtain regulatory approval for our product candidates;
•	regulatory authorities may withdraw or limit their approvals of our product candidates;
•	regulatory authorities may require the addition of labeling statements, such as a contraindication, boxed warnings or additional warnings;
•	the FDA may require development of a Risk Evaluation and Mitigation Strategy with Elements to Assure Safe Use as a condition of approval;

•	we may decide to remove our product candidates from the marketplace;
•	we may be subject to regulatory investigations and government enforcement actions;
•	we could be sued and held liable for harm caused to patients, including as a result of hospital errors; and
•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates and could substantially increase commercialization costs.

We may expend our resources to pursue particular product candidates and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial resources and personnel, we focus on the development of specific product candidates based on our product development strategy. As a result, we may forgo or delay the pursuit of other product candidates that later prove to have greater commercial potential. Decision making about which product candidates to prioritize involves inherent subjectivity and/or uncertainty. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Failure to properly assess potential product candidates could result in our focus on product candidates with low market potential, which would harm our business and financial condition. Our spending on current and future research programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through partnering, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may not be successful in our efforts to develop additional product candidates and build up our research pipeline.

A key element of our development strategy is to build a robust pipeline of PBD-based ADCs targeting both novel and clinically validated cancer targets for the treatment of hematological malignancies and solid tumors. Our license and collaboration agreement with MedImmune Limited (“MedImmune”) allows us to develop PBD-based ADCs against 11 targets. See “Business—License and Collaboration Agreements—MedImmune License and Collaboration Agreement.” We have selected all 11 targets under this agreement. There can be no assurance that these targets will yield safe, effective and commercially viable product candidates. If we wish to develop ADCs for additional targets, we must secure additional licenses from MedImmune, which we may not be able to obtain at a reasonable cost or on reasonable terms, if at all.

We also pursue research programs involving non-ADC product candidates. However, we may be unable to identify suitable additional product candidates for clinical development, which would limit our ability to develop product candidates and our ability to obtain revenues from commercializing any such product candidates. Even if we are successful in continuing to build our research pipeline, the potential product candidates that we identify may fail in clinical development or commercialization. For example, they may not demonstrate sufficient efficacy or may demonstrate harmful side effects or other characteristics that make them unlikely to receive regulatory approval and achieve market acceptance.

Our research and development activities could be affected or delayed as a result of possible restrictions on animal testing.

Certain laws and regulations require us to test our product candidates on animals before initiating clinical trials in humans. We conduct preclinical studies of our product candidates in rats, mice, dogs and non-human primates. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted or delayed or become more expensive.

Risks Related to the Regulatory Approval of Our Product Candidates

The regulatory review and approval processes of the FDA, EMA and comparable regulatory authorities in other jurisdictions are lengthy, time consuming and inherently unpredictable. If we are unable to obtain, or if there are delays in obtaining, regulatory approval for our product candidates, we will not be able to commercialize our product candidates and our ability to generate revenue will be materially impaired.

Our product candidates must be approved by the FDA in the United States, by the EMA in the European Union and by comparable regulatory authorities in other jurisdictions in other jurisdictions prior to commercialization. In order to obtain regulatory approval for the commercial sale of any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that the product candidate is safe and effective for use in each target indication and that manufacturing of the product candidate is robust and reproducible. The time required to obtain approval by the FDA, EMA and comparable regulatory authorities in other jurisdictions is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors. Of the large number of drugs in development in the United States, only a small percentage will successfully complete the FDA regulatory approval process and will be commercialized. Accordingly, there can be no assurance that any of our product candidates will receive regulatory approval in the United States, the European Union or other jurisdictions.

Regulatory authorities have substantial discretion in the approval process. They may refuse to accept any application and may decide that our data are insufficient for approval and require additional clinical trials or other studies. Therefore, even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, EMA or any comparable regulatory authority in other jurisdictions. For example, while we may designate certain of our clinical trials as “pivotal,” the FDA, EMA and other comparable regulatory authorities in other jurisdictions may not agree with such designation. For example, we believe that our Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL and that our planned Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL, if successful, may support accelerated approval by the FDA. However, the FDA has not opined on whether these Phase 2 clinical trials will in fact be sufficient to support regulatory approval. Therefore, there can be no assurance that these clinical trials will be viewed as sufficient by the FDA, EMA and other comparable regulatory authorities in other jurisdictions to support regulatory approval. Accordingly, our assumptions about Phase 3 clinical trials of ADCT-402 for the treatment of relapsed or refractory DLBCL and ADCT-301 for the treatment of relapsed or refractory HL being post-marketing confirmatory clinical trials may be inaccurate, and we may need to conduct Phase 3 clinical trials for these and any other of our product candidates prior to receiving regulatory approval from the FDA and comparable regulatory authorities in other jurisdictions.

If we are required to conduct additional clinical trials or other testing of any of our product candidates beyond those that are contemplated, we may incur significant additional costs and the regulatory approval of our product candidates may be delayed or prevented. For example, the FDA, EMA or comparable regulatory authorities in other jurisdictions may express safety concerns due to the partial clinical hold that was issued but subsequently lifted for ADCT-301 and may require additional preclinical studies or clinical trials. In such instance, our progress in the development of ADCT-301 may be significantly delayed or stopped and the associated costs may be significantly increased. Furthermore, additional clinical trials or other testing could shorten any periods during which we may have the exclusive right to commercialize our product candidates and could allow our competitors to bring products to market before we do, which may prevent the successful commercialization of our product candidates. Therefore, positive or promising results from clinical trials of our product candidates do not guarantee regulatory approval by the FDA, EMA or any comparable regulatory authority in other jurisdictions.

Furthermore, the process and time required to obtain regulatory approval differ by jurisdiction. In many countries outside the United States, a drug must be approved for reimbursement before it can be approved for sale in that country. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services at market rates. Under certain circumstances, we may be required to report some of these relationships to the FDA, EMA or comparable regulatory authorities in other jurisdictions, which could conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected the integrity of the study. The FDA,

EMA or comparable regulatory authorities in other jurisdictions may, therefore, question the integrity of the data generated at the applicable clinical trial site, and the utility of the clinical trial itself may be jeopardized. This could delay, or result in the rejection of, our marketing applications.

To date, regulatory approval has not been obtained for any product candidate based on the PBD technology used in our product candidates in any jurisdiction, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval in any jurisdiction. Because our product candidates are based on next-generation PBD technology, the regulatory approval process for our product candidates can be more expensive and take longer than that for our competitors’ better known or more extensively studied product candidates. It is difficult to determine the time and resources required to obtain regulatory approvals for our product candidates in the United States, the European Union or other major markets. In addition, we may gain regulatory approval for our product candidates in some but not all of the jurisdictions for which we seek approval or for some but not all of the target indications for which we seek approval, resulting in limited commercial opportunity for the approved product candidates.

Applications for regulatory approval and regulatory approval of our product candidates could be delayed or be denied for many reasons, including but not limited to the following:

•	the FDA, EMA or comparable regulatory authorities in other jurisdictions may disagree with the number, design or implementation of our clinical trials;
•	the population studied in the clinical trial may not be considered sufficiently broad or representative to assure safety in the full population for which we seek approval;
•	the FDA, EMA or comparable regulatory authorities in other jurisdictions may disagree with our interpretation of data from preclinical studies or clinical trials;
•	the data collected from clinical trials of our product candidates may not meet the level of statistical or clinical significance required by the FDA, EMA or comparable regulatory authorities in other jurisdictions or may otherwise not be sufficient to support the submission of a BLA, Marketing Authorization Application (“MAA”) or other submission or to obtain regulatory approval in the United States, the European Union or elsewhere;
•	the FDA, EMA or comparable regulatory authorities in other jurisdictions may not accept data generated by our preclinical service providers and clinical trial sites;
•	the FDA, EMA or comparable regulatory authorities in other jurisdictions may require us to conduct additional preclinical studies and clinical trials;
•	we may be unable to demonstrate to the FDA, EMA or comparable regulatory authorities in other jurisdictions that a product candidate’s response rate, DoR or risk-benefit ratio for its proposed indication is acceptable;
•	the FDA, EMA or comparable regulatory authorities in other jurisdictions may fail to approve the manufacturing processes, test procedures and specifications applicable to the manufacture of our product candidates, the facilities of third-party manufacturers with which we contract for clinical or commercial supplies may fail to maintain a compliance status acceptable to the FDA, EMA or comparable regulatory authorities or the EMA or comparable regulatory authorities may fail to approve facilities of third-party manufacturers with which we contract for clinical and commercial supplies;
•	we or any third-party service providers may be unable to demonstrate compliance with cGMPs to the satisfaction of the FDA, EMA or comparable regulatory authorities in other jurisdictions, which could result in delays in regulatory approval or require us to withdraw or recall products and interrupt commercial supply of our products;
•	the approval policies or regulations of the FDA, EMA or comparable regulatory authorities in other jurisdictions may change in a manner rendering our clinical data insufficient for approval; or
•	political factors surrounding the approval process, such as government shutdowns and political instability.

Any of these factors, many of which are beyond our control, may result in our failing to obtain regulatory approval for any of our product candidates, which would significantly harm our business, financial condition and prospects.

We intend to seek accelerated approval for some of our product candidates, which may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that the product candidates will receive marketing approval.

Under the FDA’s accelerated approval program, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. We intend to seek accelerated approval for some of our product candidates on the basis of ORR with an acceptable DoR, a surrogate endpoint that we believe is reasonably likely to predict clinical benefit. However, full approval of another product for the same indication as any of our product candidates for which we are seeking accelerated approval may make accelerated approval of our product candidates more difficult.

For drugs granted accelerated approval, post-marketing confirmatory clinical trials are required to describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory clinical trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated and/or fully enrolled prior to approval. If any of our competitors were to receive full approval on the basis of a confirmatory clinical trial for an indication for which we are seeking accelerated approval before we receive accelerated approval, the indication we are seeking may no longer qualify as a condition for which there is an unmet medical end and accelerated approval of our product candidate would be more difficult. Moreover, the FDA may withdraw approval of our product candidate approved under the accelerated approval pathway if, for example:

•	the clinical trial(s) required to verify the predicted clinical benefit of a product candidates fail to verify such benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the product candidate;
•	other evidence demonstrates that a product candidate is not shown to be safe or effective under the conditions of use;
•	we fail to conduct any required post-marketing confirmatory clinical trial with due diligence; or
•	we disseminate false or misleading promotional materials relating to the relevant product candidate.

Breakthrough Therapy Designations or Fast Track Designations by the FDA, or comparable designations by foreign regulatory authorities, for our product candidates may not lead to a faster development or regulatory review or approval process and do not increase the likelihood that a product candidate would receive regulatory approval.

We do not currently have Breakthrough Therapy Designation or Fast Track Designation for any of our product candidates. We may seek such designations, and comparable designations by foreign regulatory authorities, for one or more of our product candidates for the treatment of certain indications. A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor can help to identify the most efficient path for development. A Fast Track Designation may be available if a product candidate is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition.

The FDA has broad discretion whether or not to grant Breakthrough Therapy Designation or Fast Track Designation. Accordingly, even if we believe, after completing early clinical trials, that one of our product candidates meets the criteria for such designations, the FDA may disagree and instead determine not to make such designations. Even if we receive such designation for a product candidate, it may not result in a faster development process, review or approval compared to conventional FDA procedures and does not guarantee ultimate approval by the FDA. Many drugs that have received such designations have failed to obtain ultimate approval by the FDA. In addition, the FDA may decide to rescind such designations if it determines that our product candidates no longer meet the conditions for qualification, including as a result of the product candidates’ failure to meet endpoints in any clinical trial.

We have received orphan drug designation from the FDA for ADCT-402 for the treatment of DLBCL and MCL, and we may seek it for our other product candidates. However, we may be unable to maintain the benefits associated with the designation and may not receive the designation for our other product candidates.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that meet the following criteria: (i) they are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union or they are intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product and (ii) where there is no satisfactory method of diagnosis, prevention or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. The FDA’s determination of whether two ADCs are the same product for purposes of orphan drug exclusivity is based on a determination of sameness of the monoclonal antibody element and the functional element of the conjugated molecule. Two ADCs are deemed to be the same product if the complementarity determining region sequences of the antibody and the functional element of the conjugated molecule are the same. A difference in either of those two elements can result in a determination that the molecules are different.

In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity for the orphan indication following drug or biological product approval, provided that the criteria for orphan designation are still applicable at the time of the granting of the marketing authorization. This period may be reduced to six years if, at the end of the fifth year, the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. However, orphan drug designation neither shortens the development time or regulatory review time of a drug or therapeutic biologic nor gives the drug or therapeutic biologic any advantage in the regulatory review or approval process.

We have received orphan drug designation in the United States for ADCT-402 for the treatment of DLBCL and MCL in 2017. We may pursue orphan drug designation for one or more of our other product candidates. However, obtaining an orphan drug designation can be difficult, and we may not be successful in doing so. Even if we obtain orphan drug designation for our product candidates in specific indications, we may not be the first to obtain regulatory approval of these product candidates for the orphan-designated indication. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Furthermore, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different ADCs with different monoclonal antibody elements or functional elements of the conjugated molecule can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve the same ADC with the same monoclonal antibody element and functional element of the conjugated molecule for the same condition if the FDA concludes that the later ADC is safer, more effective or makes a major contribution to patient care. Our inability to obtain orphan drug designation for any product candidates for the treatment of rare cancers and/or our inability to maintain that designation for the duration of the applicable exclusivity period, could reduce our ability to make sufficient sales of the applicable product candidate to balance our expenses incurred to develop it.

We are required to comply with comprehensive and ongoing regulatory requirements for any product candidates that receive regulatory approval, including conducting post-marketing confirmatory clinical trials for any product candidates that receive accelerated approval.

Any product candidates for which we receive accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory authorities in other jurisdictions based on data from clinical trials that use single-arm designs are required to undergo one or more confirmatory clinical trials. If such a product candidate fails to meet its safety and efficacy endpoints in such confirmatory clinical trials, the regulatory authority may withdraw its conditional approval. There is no assurance that any such product will successfully advance through its confirmatory clinical trial(s). Therefore, even if a product candidate receives accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory authorities, such approval may be withdrawn at a later date.

In addition, any product candidates for which we receive regulatory approval in a particular jurisdiction and the activities associated with their commercialization, including testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, will be subject to comprehensive regulation by the FDA, EMA or comparable regulatory authorities in other jurisdictions. These requirements include, without limitation, submissions of safety and other post-marketing information and reports, registration and listing requirements, the FDA’s cGMP requirements or comparable requirements in foreign jurisdictions, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, including periodic inspections by the FDA, EMA or comparable regulatory authorities in other jurisdictions, requirements regarding the distribution of samples to physicians, tracking and reporting of payments to physicians and other healthcare providers and recordkeeping.

The FDA, EMA or comparable regulatory authorities in other jurisdictions may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of any approved product .In the United States, the FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA also imposes stringent restrictions on manufacturers’ communications regarding use of their products and, if we promote our products beyond their approved indications or in a manner inconsistent with the approved labeling, we may be subject to enforcement action for off-label promotion. Violations of the U.S. Federal Food, Drug, and Cosmetic Act (the “FDCA”) relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

In addition, the later discovery of previously unknown problems with an approved product, including adverse events of unanticipated severity or frequency, or with manufacturing operations or processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product;
•	withdrawal of the product from the market or voluntary or mandatory product recalls;
•	fines, restitution or disgorgement of profits or revenues;
•	warning or untitled letters;
•	requirements to conduct post-marketing studies or clinical trials;
•	holds on clinical trials;
•	refusal by the FDA, EMA or comparable regulatory authorities in other jurisdictions to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	product seizure or detention;
•	refusal to permit the import or export of products; and
•	injunctions or the imposition of civil or criminal penalties.

The policies of the FDA, EMA and comparable regulatory authorities in other jurisdictions may change and additional regulations may be enacted. If we are slow or unable to adapt to changes in existing requirements or to the adoption of new requirements, or not able to maintain regulatory compliance, we may lose any regulatory approval that may have been obtained. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad, as the regulatory environment changes rapidly. For example, certain policies of the current U.S. Presidential Administration may impact our business and industry. Namely, the current U.S. Presidential Administration has taken several executive actions that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities, such as implementing statutes through rulemaking, issuance of guidance and review and approval of marketing applications. It is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Risks Related to the Commercialization of Our Product Candidates

We have never commercialized a product and we currently have no sales force, marketing or distribution capabilities and may lack the necessary expertise, personnel and resources to successfully commercialize our product candidates.

We currently have no sales, marketing or commercial product distribution capabilities and have no experience in commercializing products. If any of our product candidates is approved by the FDA, EMA or comparable regulatory authorities in other jurisdictions, we will need to develop internal sales, marketing and distribution capabilities to commercialize such products, which would be expensive and time-consuming, or enter into collaborations with third parties to perform these services. Given our initial focus on relapsed and refractory cancer patient populations, we intend to commercialize ADCT-402, if approved, in the United States using a focused and highly specialized sales and marketing team with a focus on hematologists and oncologists.

There are costs and risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. We must also compete with other biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

Alternatively, we may wish to establish collaborations with third parties to maximize the potential of our product candidates in some or all jurisdictions in which a product candidate has been approved. The biotechnology industries are characterized by intense competition. Therefore, we may not be successful in entering into such commercialization arrangements with third parties on favorable terms, or at all. In addition, we may have limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell, market and distribute our products effectively.

There can be no assurance that we will be able to develop in-house sales, marketing and distribution capacities or establish or maintain relationships with third parties to perform these services. As a result, we may not successfully commercialize any product in any jurisdiction.

Our product candidates are complex and difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs.

There are four manufacturing streams for the manufacture of one of our product candidates: the antibody, the PBD-based payload, the ADC drug substance and the drug product. Because our PBD-based payload is completely synthetic, considerable synthetic chemistry efforts must be undertaken to develop manufacturing processes for our PBD-based payloads. Although we believe we have access to scalable cGMP-compliant manufacturing processes for the PBD-based payloads used for our product candidates, our preparation of the process for commercial scale manufacturing is ongoing and is not yet complete for ADCT-402 and ADCT-301. In addition, because the antibodies used in our product candidates are biologics, there are risks inherent in their manufacture and their conjugation to the PBD-based warhead. There can be no assurance that we will not experience production problems in our manufacturing process. Moreover, scaling up manufacturing techniques used for the manufacture of an ADC product candidate at a clinical scale to commercial quantities may be difficult and may delay our ability to commercialize our product candidates, if approved.

Problems with the manufacturing process, including even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims and insufficient inventory. If we successfully develop product candidates, we may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs. In the past, we have received a batch of one of our product candidates that did not meet our specifications. There can be no assurance that CMOs will be able to manufacture product candidates and/or components of product candidates that meet our specifications, which could delay our clinical trials and the regulatory approval and commercialization of our product candidates.

We currently rely on and expect to continue to rely on third parties for the manufacturing and supply of our product candidates. As a result, components of our product candidates are manufactured at different locations, and disruptions, delays and other difficulties may arise in the shipping and transportation of these components, resulting in delayed or failed components.

In addition, the FDA, EMA and comparable regulatory authorities in other jurisdictions may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, EMA or comparable regulatory authorities in other jurisdictions may prohibit the distribution of a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures and product recalls.

Growth in the costs and expenses of components or raw materials may also adversely influence our business, results of operations and financial condition. Supply sources could be interrupted from time to time and, if interrupted, it is not certain that supplies could be resumed, whether in part or in whole, within a reasonable timeframe and at an acceptable cost, or at all. We also may encounter problems hiring and retaining the experienced scientific, quality control and manufacturing personnel needed to manage our manufacturing process, which could result in delays in our production or difficulties in maintaining compliance with applicable regulatory requirements.

Furthermore, given the nature of biologics manufacturing, there is a risk of contamination during manufacturing. Any contamination could materially harm our ability to produce product candidates on schedule and could cause reputational damage. Some of the raw materials required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of any product candidates we may develop could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially harm our development timelines and our business, financial condition, results of operations and prospects.

Any problems in our manufacturing process or the facilities with which we contract could make us a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit our access to additional attractive development programs. Problems in third-party manufacturing processes or facilities also could restrict our ability to meet market demand for any products we develop and commercialize.

Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, patient advocacy groups third-party payors and the medical community.

If we obtain regulatory approval for any of our current or future product candidates, that product candidate may nevertheless not gain sufficient market acceptance among physicians, patients, patient advocacy groups, third-party payors and the medical community. For example, they may prefer current, well-established cancer treatments, such as chemotherapy and radiation therapy, to the exclusion of our product candidates or may prefer other novel product candidates rather than our product candidates. Efforts to educate physicians, patients, patient advocacy groups and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and may not receive a satisfactory return on our investment into the research and development of those product candidates.

The degree of market acceptance of any approved products depends on a number of factors, including:

•	the safety and efficacy of the product, as demonstrated in clinical trials;
•	the indications for which the product is approved and the labeling approved by regulatory authorities for use with the product, including any warnings that may be required in the labeling;
•	our ability to offer our products for sale at competitive prices;
•	the perceptions of physician, patient and patient advocacy group of ADCs generally and PBD-based ADCs specifically;
•	the treatment’s cost, safety, efficacy, convenience and ease of administration compared to that of alternative treatments;
•	acceptance by physicians, patients and patient advocacy groups of the product as a safe and effective treatment;
•	the availability of coverage and adequate reimbursement by third-party payors, including cost-sharing programs such as copays and deductibles;
•	patients’ willingness to pay out-of-pocket in the absence of coverage and/or adequate reimbursement from third-party payors;
•	the effectiveness of our and our competitors’ sales and marketing efforts;
•	our ability to establish sales, marketing and commercial product distribution capabilities or to partner with third parties with such capabilities;
•	the nature, severity and frequency of adverse side effects;
•	any restrictions on the use of our products together with other medications;
•	publication of any post-approval data on the safety and effectiveness of the product; and
•	the success of randomized post-marketing commitment studies to confirm the benefit-risk ratio of the product.

Market acceptance of our product candidates is heavily dependent on patients’ and physicians’ perception that our product candidates are safe and effective treatments for their targeted indications. The perceptions of any product are influenced by perceptions of competitors’ products that are in the same class or that have a similar mechanism of action. As a result, adverse public perception of our competitors’ ADC products may negatively impact the market acceptance of our product candidates. If any approved products are not accepted by the market to the extent that we expect, we may not be able to generate significant product revenues and may not become or remain profitable.

The market opportunities for our product candidates may be smaller than we estimate and any approval that we obtain may be based on a narrower definition of the patient population.

Cancer therapies are sometimes characterized as first line, second line or third line. When cancer is detected early enough, first-line therapy is sometimes adequate to cure the cancer or prolong life without a cure. When first-line therapy proves unsuccessful, second-line therapy may be administered. When second-line therapy proves unsuccessful, third-line therapy may be administered. We expect that regulatory approval as third-line therapies will be sought for ADCT-402 and ADCT-301 for the treatment of relapsed or refractory DLBCL and HL, respectively. Subsequently, for those products that prove to be sufficiently beneficial, if any, regulatory approval as second-line therapies may be sought, as monotherapy or in combination with other therapies. However, there can be no assurance that our product candidates, even if approved as third-line therapies, would be approved as second-line therapies. In addition, we may have to conduct additional clinical trials prior to gaining approval as second-line therapies.

Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive third-line therapy and who have the potential to benefit from treatment with our product candidates, are based on estimates derived from a variety of sources, including scientific literature, surveys of clinicians and healthcare professionals and other forms of market research. However, the ultimate market opportunity for our product candidates will depend on, among other things, the final labeling for such product candidates as agreed with the FDA, EMA or comparable regulatory authorities in other jurisdictions, acceptance by the medical community and patient access and drug pricing and reimbursement. The number of patients who can be treated with our product candidates may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our product candidates, or new patients may become increasingly difficult to identify or gain access to, all of which would materially and adversely affect our results of operations and our business.

Regulatory agencies actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses. If we are found to have improperly promoted off-label use, we may become subject to significant liability.

The FDA, EMA and comparable regulatory authorities in other jurisdictions strictly regulate the promotional claims that may be made about prescription drug products, such as our product candidates, if approved. While physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, a product may not be promoted for uses that are not approved by the applicable regulatory authority as reflected in the product’s approved labeling or for uses inconsistent with the product’s approved labeling. For example, if we receive regulatory approval for ADCT-402 for the treatment of relapsed or refractory DLBCL in patients who have failed two or more treatment regimens, at least one of which must have contained rituximab, physicians, in their professional medical judgment, may nevertheless prescribe either drug product to their patients in a manner that is inconsistent with the approved labeling. In addition, although we believe our warhead may provide for superior efficacy as compared to marketed ADCs, without head-to-head data, we will be unable to make comparative claims for our product candidates, if approved. If we are found to have promoted such off-label use or made such unsubstantiated comparative claims, we may become subject to significant liability under the FDCA and other statutory authorities, such as laws prohibiting false claims for reimbursement. The U.S. government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our products, if approved, we could become subject to significant liability, which would harm our reputation and negatively impact our financial condition.

We are developing certain of our product candidates in combination with other therapies, and regulatory approval, safety or supply issues with these other therapies may delay or prevent the development and approval of our product candidates.

Currently, we are evaluating the use of ADCT-402 in combination with ibrutinib and in combination with durvalumab and plan to evaluate the use of ADCT-301 in combination with checkpoint inhibitors. In the future, we may explore the use of these or our other product candidates in combination with other therapies. If we choose to develop a product candidate for use in combination with an approved therapy, we are subject to the risk that the FDA, EMA or comparable regulatory authorities in other jurisdictions could revoke approval of, or that safety, efficacy, manufacturing or supply issues could arise with, the therapy used in combination with our product candidate. If the therapies we use in combination with our product candidates are replaced as the standard of care, the FDA, EMA or comparable regulatory authorities in other jurisdictions may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our product candidates, if approved, being removed from the market or being less successful commercially.

Where we develop a product candidate for use in combination with a therapy that has not been approved by the FDA, EMA or comparable regulatory authorities in other jurisdictions, we will not be able to market our product candidate for use in combination with such an unapproved therapy, unless and until the unapproved therapy receives regulatory approval. Currently, we are evaluating the use of ADCT-402 in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and MCL and in combination with durvalumab for the treatment of relapsed or refractory DLBCL, MCL and FL. However, ibrutinib has not been approved by the FDA for the treatment of DLBCL, and durvalumab has not been approved by the FDA for the treatment of

DLBCL, MCL, or FL. Therefore, even if ADCT-402 receives regulatory approval, we cannot market it for use in combination with ibrutinib or durvalumab unless and until they are approved for the indications that we are targeting. These unapproved therapies face the same risks described with respect to our product candidates currently in development, including serious adverse effects and delays in their clinical trials. In addition, other companies may also develop their products or product candidates in combination with the unapproved therapies with which we are developing our product candidates for use in combination. Any setbacks in these companies’ clinical trials, including the emergence of serious adverse effects, may delay or prevent the development and approval of our product candidates.

If the FDA, EMA or comparable regulatory authorities in other jurisdictions do not approve or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, therapies we choose to evaluate in combination with any of our product candidates, we may be unable to obtain regulatory approval of or to commercialize such product candidates in combination with these therapies.

Coverage and reimbursement may be limited or unavailable for our product candidates, which could make it difficult to sell our products profitably.

The availability and extent of coverage and adequate reimbursement by governmental and private third-party payors is essential for most patients to be able to afford expensive medical treatments. In both domestic and foreign markets, sales of our product candidates will depend substantially on the extent to which the costs of our product candidates will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors decide which products will be covered and establish reimbursement levels for those products. We cannot be certain that coverage and adequate reimbursement will be available for any of our product candidates, if approved, or that reimbursement policies will not reduce the demand for any of our product candidates, if approved. If coverage and adequate reimbursement are not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

Obtaining coverage approval and reimbursement for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement at a satisfactory level. If coverage and adequate reimbursement of our future products, if any, is unavailable or limited in scope or amount, such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability. Adverse coverage and reimbursement limitations may hinder our ability to recoup our investment in our product candidates, even if such product candidates obtain regulatory approval.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. There is no uniform policy for coverage and reimbursement in the United States and, as a result, coverage and reimbursement can differ significantly from payor to payor. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (“CMS”), which decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors often, but not always, follow the CMS’s decisions regarding coverage and reimbursement. It is difficult to predict what third-party payors will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Further, one payor’s determination to provide coverage and adequate reimbursement for a product does not assure that other payors will also provide coverage and adequate reimbursement for that product. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates. There can be no assurance that our product candidates will be considered medically necessary or cost-effective. In addition to third-party payors, professional organizations and patient advocacy groups such as the National Comprehensive Cancer Network and the American Society of Clinical Oncology can influence decisions about reimbursement for new medicines by determining standards for care. Therefore, it is possible that any of our product candidates, even if approved, may not be covered by third-party payors or the reimbursement limit may be so restrictive that we cannot commercialize the product candidates profitably.

Reimbursement agencies in Europe may be more restrictive than payors in the United States. For example, a number of cancer products have been approved for reimbursement in the United States but not in certain European countries. In Europe, pricing and reimbursement schemes vary widely from country to country and may require additional clinical trials. For example, some countries provide that products may be marketed only after an agreement on reimbursement price has been reached. Such pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Other countries require the completion of additional health technology assessments that compare the cost-effectiveness of a particular product candidate to currently available therapies. In addition, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product, may adopt a system of direct or indirect controls on the profitability of the company placing the product on the market or monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. Furthermore, many countries in the European Union have increased the amount of discounts required on pharmaceutical products, and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, and prescription products in particular, has become increasingly intense. As a result, there are increasingly higher barriers to entry for new products. There can be no assurance that any country that has reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries. Accordingly, the reimbursement for any products in Europe may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Furthermore, the containment of healthcare costs has become a priority of foreign and domestic governments as well as private third-party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably. We also expect to experience pricing pressures due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. These and other cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower-than-anticipated product revenues. In addition, the publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if coverage and adequate reimbursement of our products is unavailable or limited in scope or amount, our revenues and the potential profitability of our product candidates in those countries would be negatively affected.

Healthcare reform legislation and other changes in the healthcare industry and in healthcare spending may adversely affect our business model.

Our revenue prospects could be affected by changes in healthcare spending and policies in the United States, the European Union and any other potential jurisdictions we may seek to commercialize our product candidates, if approved. We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation.

For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively, the “Health Care Reform Act”), which included changes to the coverage and reimbursement of drug products under government healthcare programs such as:

•	increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program;
•	established a branded prescription drug fee that pharmaceutical manufacturers of certain branded prescription drugs must pay to the federal government;
•	expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program;
•	established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;
•	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•	expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;
•	created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected;
•	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
•	established a Center for Medicare and Medicaid Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and
•	created a licensure framework for follow-on biologic products.

Since its enactment, there have been judicial and congressional challenges to certain aspects of the Health Care Reform Act as well as recent efforts by the current U.S. Presidential Administration to repeal or replace certain aspects of the Health Care Reform Act. For example, in 2017, the U.S. Congress enacted the Tax Cuts and Jobs Act (the “TCJA”), which eliminated the tax-based shared responsibility payment imposed by the Health Care Reform Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, the U.S. District Court for the Northern District of Texas held that the individual mandate is a critical and inseverable feature of the Health Care Reform Act, and therefore, because it was repealed by the TCJA, the remaining provisions of the Health Care Reform Act are invalid as well. While the enforcement of the judgment is stayed pending appeal and the current U.S. Presidential Administration and the CMS have stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals and other efforts to repeal and replace the Health Care Reform Act will impact the Health Care Reform Act. Since the enactment of the TCJA, there have been additional amendments to certain provisions of the Health Care Reform Act, and the current U.S. Presidential Administration and Congress may continue to seek to modify, repeal or otherwise invalidate all, or certain other provisions of, the Health Care Reform Act. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects.

In 2017, the U.S. Congress enacted the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act (the “Right to Try Act”). The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. In 2011, the U.S. Congress enacted the Budget Control Act of 2011 (the “Budget Control Act”), which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 absent additional congressional action. In 2012, the U.S. Congress enacted the American Taxpayer Relief Act which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any product candidates we may develop. In addition, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.

Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. At the federal level, the current U.S. Presidential Administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the current U.S. Presidential Administration released a “Blueprint” to lower drug prices and reduce out-of-pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out-of-pocket costs of drug products paid by consumers. In addition, CMS issued a final rule, effective on July 9, 2019, that requires direct-to-consumer advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product if it is equal to or greater than $35 for a monthly supply or usual course of treatment. Prescription drugs and biological products that are in violation of these requirements will be included on a public list. Any adopted health reform measure could reduce the ultimate demand for our products, if approved, or put pressure on our product pricing. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future.

It is likely that federal and state legislatures within the United States and foreign governments will continue to consider changes to existing healthcare legislation. We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any products for which we may obtain regulatory approval;
•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;
•	our ability to generate revenues and achieve or maintain profitability; and
•	the level of taxes that we are required to pay.

We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods and/or technologies before or more successfully than we do.

The biotechnology industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition with respect to our current product candidates and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future. Our competitors include large pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Many of our competitors have significantly greater financial resources and capabilities in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approval and marketing than we do. In addition, many of these competitors are active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. Smaller or early-stage companies may also prove to be significant competitors, particularly through strategic collaborations with large and established companies. Furthermore, mergers and acquisitions in the biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors.

With respect to our current and potential future product candidates, we believe that our ability to compete effectively and develop products that can be manufactured cost-effectively and marketed successfully will depend on our ability to:

•	advance the technology we use in our product candidates;
•	obtain, maintain, protect and enforce intellectual property protection for our technologies and product candidates;
•	obtain required government and other public and private approvals on a timely basis;
•	attract and retain key personnel;
•	execute our research and development plans;
•	commercialize effectively;
•	obtain and maintain coverage and reimbursement for our products in approved indications;
•	obtain adequate funding for our activities;
•	comply with applicable laws, regulations and regulatory requirements and restrictions with respect to the commercialization of our products, including with respect to any changed or increased regulatory restrictions; and
•	enter into additional strategic collaborations to advance the development and commercialization of our product candidates.

Many companies are active in the oncology market and are developing or marketing products for the specific therapeutic markets that we target, including both antibody and non-antibody-based therapies. Similarly, we also face competition from other companies and institutions that continue to invest in innovation in the ADC field including new payload classes, new conjugation approaches and new targeting moieties. Specifically, we are aware of multiple companies with ADC technologies that may be competitive to our product candidates, including, but not limited to, AbbVie, Inc., Astellas Pharma Inc., AstraZeneca plc, BioAtla, LLC, Bristol-Myers Squibb Company, CytomX Therapeutics, Daiichi Sankyo Company, Eli Lilly and Company, Genentech, Inc., Genmab, ImmunoGen, Inc., Immunomedics, Inc., Mersana Therapeutics Inc., Millennium Pharmaceuticals, Inc., MorphoSys AG, Novartis International AG, Pfizer Inc., F. Hoffmann-La Roche AG, Sanofi S.A., Seattle Genetics, Inc., Sutro Biopharma, Inc., Takeda Pharmaceutical Company Ltd and Wyeth Pharmaceuticals, Inc. Currently, there are five approved ADCs: (i) brentuximab vedotin (Adcetris®), marketed by Seattle Genetics, Inc. and Takeda Pharmaceutical Company Ltd, (ii) ado-trastuzumab emtansine (Kadcyla®), marketed by Genentech,

Inc., (iii) inotuzumab ozogamicin (Besponsa®), marketed by Pfizer Inc., (iv) gemtuzumab ozogamicin (Mylotarg®), also marketed by Pfizer Inc. and (v) polatuzumab vedotin (Polivy®), marketed by Genentech, Inc. In addition, as of 2018, there are approximately 175 ADCs in development, the vast majority of which are being developed for the treatment of cancer.

In the relapsed or refractory DLBCL setting, for which we are developing ADCT-402, current third-line treatment options include CAR T-cell therapy (“CAR-T”), allogeneic stem cell transplant and chemotherapy using small molecules. Recently, Polivy® was approved for third-line use in combination with bendamustine and a rituximab product. In addition, we expect new competitors, including tafasitamab (MOR208) and bispecific antibodies, to enter the market as treatment options for such patients. In the relapsed or refractory HL setting, for which we are developing ADCT-301, current third-line treatment options include chemotherapy, immunotherapy and Adcetris®. In addition, we expect changes to the treatment paradigm, such as the movement of Adcetris® to earlier lines of therapy and the potential expanded use of checkpoint inhibitors, and new entrants such as bispecific antibodies. We expect to compete on relative improved safety, tolerability, efficacy, convenience and cost compared to other treatment options. However, there can be no assurance that our product candidates would be able to compete effectively.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop, which would render our products obsolete or noncompetitive. Our competitors also may obtain FDA, EMA or regulatory approval in other jurisdictions for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. We anticipate that we will face increased competition in the future as additional companies enter our market and scientific developments surrounding other cancer therapies continue to accelerate.

In addition, our ability to compete may be affected in many cases by insurers or other third-party payers seeking to encourage the use of generic products or biosimilars. Generic products are currently on the market for the indications that we are pursuing, and biosimilars and additional generic products are expected to become available over the coming years. In the United States, the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”), included as a subtitle in the Health Care Reform Act, established a pathway for the FDA approval of follow-on biologics and provides a twelve-year data exclusivity period for reference products and an additional six-month exclusivity period if pediatric studies are conducted. It is unclear how the Health Care Reform Act repeal efforts discussed above, including the 2018 federal district court case, and subsequent appeals, if any, will impact the biosimilar framework created by the Health Care Reform Act and thus, our business. In Europe, the EMA has issued guidelines for approving products through an abbreviated pathway, and biosimilars have been approved in Europe. If a biosimilar version of one of our potential products is approved in the United States or Europe, it could have a negative effect on sales and gross profits of the potential product and our financial condition.

Risks Related to Our Relationship with Third Parties

Our rights to ADCT-301 are subject to our collaboration and license agreement with Genmab, and there can be no assurance that we will maintain the rights to develop or commercialize ADCT-301.

Our collaboration and license agreement with Genmab requires a divestment of ADCT-301, in which Genmab has a 25% interest, following database lock for the Phase 1/2 clinical trial. See “Business—License and Collaboration Agreements—Genmab Collaboration and License Agreement.” The agreement sets out a defined process to facilitate the divestment of ADCT-301 by licensing the rights thereto to a third party, subject to Genmab’s right of first opportunity to negotiate to acquire ADCT-301 in full. This process includes the opportunity for both parties to bid for the license rights alongside third parties. Both parties are required to use commercially reasonable efforts to complete and maximize the value obtained in this process. Therefore, our rights to ADCT-301 are subject to our collaboration and license agreement with Genmab, and there can be no assurance that we will apply for regulatory approval of or commercialize ADCT-301.

We rely on third parties to conduct preclinical studies and/or clinical trials of our product candidates. If they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for our product candidates.

We rely, and we expect that we will continue to rely, on CROs and other third parties to assist in managing, monitoring and otherwise carrying out preclinical studies and clinical trials of our product candidates. We currently rely on third parties to manage and conduct our clinical trials of ADCT-402 and ADCT-301. As a result of our reliance on CROs and other third parties, we have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through clinical trials than we would otherwise have if we relied entirely upon our own staff. These CROs and other third parties are not our employees and we have limited control over the amount of time and resources that they dedicate to our product candidates. In addition, communications with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;
•	fail to comply with contractual obligations;
•	experience regulatory compliance issues;
•	undergo changes in priorities or become financially distressed; or
•	form relationships with other entities, some of which may be our competitors.

If these third parties do not successfully carry out their duties under their agreements, or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, the clinical trials of our product candidates may not meet regulatory requirements. Specifically, the FDA, EMA and comparable regulatory authorities in other jurisdictions require compliance with regulations and standards, including GCP, for designing, conducting, monitoring, recording, analyzing and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of study participants are protected. Although we rely, and intend to continue to rely, on third parties to conduct our clinical trials, they are not our employees, and we are responsible for ensuring that each of these clinical trials is conducted in accordance with its general investigational plan, protocol, legal and regulatory requirements and scientific standards. Our reliance on these third parties for research and development activities will reduce our control over these activities, but will not relieve us of our responsibilities. If our CROs and other third-party research and development partners fail to comply with applicable GCPs or other regulatory requirements, the clinical data generated in our clinical trials may be deemed unreliable and preclinical development activities or clinical trials may be extended, delayed, suspended or terminated.

We compete with many other companies for the resources of these third parties. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our product candidates. The third parties with whom we contract might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.

Some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated. If any of our relationships with these CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur in our clinical trials, which can materially impact our ability to meet our desired clinical development timelines. There can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, results of operations, financial condition and prospects.

We rely on third parties for the manufacture, production, storage and distribution of our product candidates. Our dependence on these third parties may impair the clinical advancement and commercialization of our product candidates.

We currently rely on and expect to continue to rely on third parties for the manufacturing and supply of our product candidates, and such reliance on third-party manufacturers may expose us to different risks than if we were to manufacture product candidates ourselves. There are four manufacturing streams for the manufacture of one of our product candidates: the antibody, the PBD-based payload, the ADC drug substance and the drug product. In addition, we contract with specialized analytical laboratories for lot release and stability testing of our product candidates. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture, production, storage and distribution of our product candidates on a clinical or, if any of our product candidates receives regulatory approval, on a commercial scale. If our agreements with these third parties expire or are terminated, there is no guarantee that we would be able to negotiate new agreements with them or other third parties on equally favorable terms as the current agreements, or at all.

Reliance on third-party providers may expose us to different risks than if we were to manufacture and supply product candidates ourselves. The facilities used by our CMOs or other third-party manufacturers to manufacture our product candidates must be approved by the EMA and comparable regulatory authorities in other jurisdictions, and the FDA requires our CMOs or other third-party manufacturers to maintain a compliance status acceptable to the FDA, pursuant to inspections that will be conducted after we submit the marketing application to the applicable regulatory authorities. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations, applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters.

If our CMOs or other third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA and comparable regulatory authorities in other jurisdictions, or if the quality or accuracy of the manufacturing and quality control data they obtain is compromised due to their failure to adhere to protocols or to regulatory requirements, we will not be able to secure and/or maintain regulatory approval for our product candidates. In addition, we have no control over the ability of our CMOs or other third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If a CMO or other third-party manufacturer cannot maintain a compliance status acceptable to the FDA, or if the EMA or a comparable regulatory authority in another jurisdiction does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates and that obtained approvals could be revoked, which would adversely affect our business and reputation.

Due to the complexity to manufacture our product candidates and the small quantities of product candidates needed for clinical trials and regulatory submission purposes, we contract with one CMO for each component of our product candidates and/or the same CMO for multiple components of our product candidates or services involved in manufacturing our product candidates. We cannot ensure that these CMOs will remain in business or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of exclusive CMOs exposes us to several risks, including:

•	delays or stoppages in product shipments for our product candidates, including loss shipments and cross-border logistical complications, resulting in delayed and lost shipments;
•	delays to the development timelines for our product candidates;
•	an inability to commence or continue clinical trials of product candidates under development;
•	interruption of supply resulting from modifications to a CMO’s operations;
•	delays or stoppage in manufacturing or shipment due to a CMO’s bankruptcy, winding up, reorganization or similar corporate failures or financial distress;
•	delays in product shipments resulting from uncorrected defects, reliability issues, or a CMO’s variation in a component;

•	a lack of long-term arrangements for key components;
•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;
•	difficulty and cost associated with locating and qualifying alternative CMOs for our components or raw materials in a timely manner;
•	production delays related to the evaluation and testing of components from alternative CMOs, and corresponding regulatory qualifications;
•	delay in delivery due to our CMOs’ prioritizing other customer orders over ours;
•	damage to our reputation caused by defective product candidates produced by our CMOs; and
•	potential price increases.

The failure of one or more CMOs to supply product candidates and/or components of product candidates that meet our specifications could delay our clinical trials and the regulatory approval and commercialization of our product candidates. A CMO may not be able to correct batch failures in a reasonable timeframe, if at all, which may require us to seek replacement CMOs. In the past, we have received a batch of one of our product candidates that did not meet our specifications. There can be no assurance that CMOs will be able to manufacture product candidates and/or components of product candidates that meet our specifications, which could delay our clinical trials and the regulatory approval and commercialization of our product candidates.

Establishing additional or replacement CMOs could take a substantial amount of time and it may be difficult to establish replacement CMOs who meet regulatory requirements. In general, there are relatively few alternative CMOs that are able to manufacture our product candidates under cGMP. If we have to switch to a replacement CMO, the manufacture and delivery of our product candidates could be interrupted for an extended period, which could adversely affect our business. If we are able to find a replacement CMO, the replacement CMO would need to be qualified and may require additional regulatory authority approval, which could result in further delay regulatory approval and commercialization of our product candidates.

Furthermore, third-party providers may breach, terminate or decline to renew agreements they have with us because of factors beyond our control, such as their own financial difficulties or business priorities, international trade restrictions and financial costs, potentially at a time that is costly or otherwise inconvenient for us or our partners. In such cases, we would face the challenge of transferring complicated manufacturing techniques to other CMOs. We may incur significant costs and be required to devote significant time to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. A transfer of the manufacturing process for our product candidates would be time-consuming, and we or our partners may not be able to achieve such transfer. If we are unable to find an adequate replacement or another acceptable solution in time, clinical trials of our product candidates could be delayed or our commercial activities could be harmed.

Our third-party manufacturers may be unable to successfully scale up manufacturing of our product candidates in sufficient quality and quantity, which may impair the clinical advancement and commercialization of our product candidates.

In order to conduct clinical trials of our product candidates and commercialize any approved product candidates, our manufacturing partners need to manufacture them in large quantities. However, they may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. Furthermore, due to the specific nature of our ADCs’ components and availability of production capacity, there is significant lead time required by our third-party manufacturers to provide us with the needed manufacturing services. If we, or any manufacturing partners, are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of these product candidates may be delayed or infeasible, and regulatory approval or commercial launch of any resulting products may be delayed or not obtained, which could significantly harm our business. Supply sources could be interrupted from time to time and, if interrupted, it is not certain that supplies could be resumed (whether in part or in whole) within a reasonable timeframe and at an acceptable cost, or at all. If we are unable to obtain or maintain third-party manufacturing for commercial supply of our product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully.

We may not be successful in establishing commercialization collaborations, which could adversely affect our ability to commercialize our product candidates, if approved.

We expect to commercialize our product candidates, if approved, in the United States and to collaborate with strategic third parties to commercialize our product candidates outside of the United States. We may not be successful in entering into such marketing and distribution arrangements with third parties or in entering in such marketing and distribution arrangements with third parties on favorable terms. Moreover, such arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain.

In addition, it is possible that a collaborator may not devote sufficient resources to the commercialization of our product candidates or may otherwise fail in its commercialization efforts, in which event the commercialization of such product candidates could be delayed or terminated and our business could be substantially harmed. In addition, the terms of any collaboration or other arrangement that we establish may not be favorable to us or may not be perceived as favorable, which may negatively impact our business, financial condition, results of operations and prospects.

We collaborate with third parties in the research, development and commercialization of certain of our product candidates and may enter into other collaborations in the future for our other product candidates. If our collaborators do not perform as expected or if we are unable to maintain existing or establish additional collaborations, our ability to develop and commercialize our product candidates may be adversely affected.

From time to time, we may enter into collaboration agreements with third parties that have experience in product development, manufacturing and/or commercialization for other product candidates and/or research programs. We may face significant competition in seeking appropriate partners for our product candidates, and the negotiation process may be time-consuming and complex. In order for us to successfully partner our product candidates, potential collaborators must view these product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. If we fail to establish and maintain collaborations related to our product candidates, we could bear all of the risk and costs related to the development of any such product candidate, and we may need to seek additional financing, hire additional employees and otherwise develop expertise for which we have not budgeted. This could negatively affect the development and commercialization of our product candidates.

In such collaborations, we will depend on the performance of our collaborators. Our collaborators may fail to perform their obligations under the collaboration agreements or may not perform their obligations in a timely manner. If conflicts arise between our collaborators and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Furthermore, our collaborators may not properly obtain, maintain, enforce or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation. In addition, we cannot control the amount and timing of resources our collaborators may devote to our product candidates. They may separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in the withdrawal of support for our product candidates. Even if our collaborators continue their contributions to the strategic collaborations, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Additionally, if our collaborators pursue different clinical or regulatory strategies with their product candidates based on similar technology as used in our product candidates, adverse events with their product candidates could negatively affect our product candidates. Any of these developments could harm our product development efforts.

We may be subject to exclusivity and other governance provisions within a collaboration agreement that may prevent us from pursuing certain alternative product candidates and exercising complete control over our product candidates’ development and commercialization. For example, our collaboration and license agreement with Genmab requires a divestment of ADCT-301, in which Genmab has a 25% interest, following database lock for the Phase 1/2 clinical trial. See “Business—License and Collaboration Agreements—Genmab Collaboration and License Agreement.” In addition, our collaborators will likely have customary termination rights under these agreements. Any termination of an agreement by the relevant collaborators could affect our ability to develop further such product candidates or adversely affect how we are perceived in scientific and financial communities. Therefore, if our collaborators terminate or breach our agreements with them, or otherwise fail to complete their obligations in a timely manner, it may have a detrimental effect on our financial position by reducing or eliminating the potential for us to receive technology access and license fees, milestones and royalties, reimbursement of development costs, as well as possibly requiring us to devote additional efforts and incur costs associated with pursuing internal development of product candidates. Furthermore, if our collaborators do not prioritize and commit sufficient resources to our product candidates, we or our partners may be unable to develop or commercialize these product candidates, which would limit our ability to generate revenue and become profitable.

Risks Related to Intellectual Property

If we are unable to obtain, maintain or protect our intellectual property rights in any products or technologies we develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, third parties could develop and commercialize products and technology similar or identical to ours, and we may not be able to compete effectively in our market.

Our success depends in significant part on our own and any of our licensors’ ability to obtain, maintain and protect patents and other intellectual property rights and operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others. To protect our proprietary position, we have filed numerous patent applications both in the United States and in foreign jurisdictions to obtain patent rights to inventions we have developed that are important to our business, including ADCT-402 and ADCT-301. We have also licensed from third parties rights to patents and other intellectual property, including from MedImmune with respect to the PBD technology we use for our PBD-based ADCs, from Synaffix B.V. (“Synaffix”) for site-specific conjugation technology we use in ADCT-601 and ADCT-701, from Genmab with respect to the antibody we use in ADCT-301 and from other parties for some of our other product candidates and related technology. If we or our current or future licensors are unable to obtain or maintain patent protection with respect to such inventions and technology, our business, financial condition, results of operations and prospects could be materially harmed.

The patent prosecution process is expensive, time-consuming and complex, and we and our current or future licensors may not be able to prepare, file, prosecute, maintain and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. Patents may be invalidated and patent applications may not be granted for a number of reasons, including known and unknown prior art (including our own prior art), deficiencies in the patent applications or the lack of novelty of the underlying inventions or technology. It is also possible that we or our current and future licensors will fail to identify patentable aspects of inventions made in the course of research, development and commercialization activities in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research, development and commercialization activities, such as our employees, corporate collaborators, outside scientific collaborators, CROs, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such activities before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our current or future licensors were the first to make the inventions claimed in our owned or licensed patents or patent applications, or that we or our current or future licensors were the first to file for patent protection of such inventions.

Moreover, in some circumstances, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering technology that we license from third parties, and are reliant on our licensors. For example, pursuant to our agreements with MedImmune and Genmab, MedImmune and Genmab retain control of the preparation, filing, prosecution, maintenance, enforcement and defense of certain of the patents and patent applications licensed to us. Therefore, these patents and applications may not be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our current or future licensors fail to prosecute, maintain, enforce or defend such patents and other intellectual property rights, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, or lose rights to those patents or patent applications, the rights that we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected.

The patent position of biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’ patent rights are highly uncertain. For example, there is significant uncertainty, and there has been much litigation, regarding what is considered patentable subject matter under U.S. patent law, including with respect to diagnostics. Our owned and licensed pending and future patent applications may not result in patents being issued which protect the products or technologies we develop, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Moreover, the patent examination process may require us or our current and future licensors to narrow the scope of the claims of our owned or licensed pending and future patent applications, which may limit the scope of patent protection that may be obtained. Additionally, the scope of patent protection can be reinterpreted after issuance. Even if our owned or licensed pending and future patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold or in-license may be challenged, narrowed, circumvented or invalidated by third parties in court or in patent offices in the United States and abroad. Our owned or licensed patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then, only to the extent the issued claims cover the technology. Our competitors or other third parties may also be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office (“USPTO”). We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application Even if patents do successfully issue and even if such patents cover our product candidates, third parties may initiate an opposition, interference, reexamination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices, or other proceedings challenging the inventorship, validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. An adverse determination in any such proceeding or litigation could reduce the scope of, or invalidate, the patent rights we own or license, allow third parties to commercialize the products or technologies we develop and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we, or our current or future licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in foreign patent offices, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of the product candidates and technologies we develop, including ADCT-402 or ADCT-301. Such proceedings also may result in substantial cost and require significant time and attention from our scientific and management personnel, even if the eventual outcome is favorable to us. Consequently, there can be no assurance that any product candidates or technology we develop will be protectable or remain protected by valid and enforceable patents. In addition, if the breadth or strength of protection provided by our patents or patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our current and future licensors were the first to file any patent application related to a product candidate. Furthermore, if third parties have filed such patent applications on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our invention was derived from theirs. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Issued patents covering one or more of our product candidates or technologies, including ADCT-402, ADCT-301 or the technology we use in our product candidates, could be found invalid or unenforceable if challenged in court.

To protect our competitive position, we may, from time to time, resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors’ or collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors’ or collaboration partners’ efforts, we or our licensors or collaboration partners may not prevent third parties from infringing upon or misappropriating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the United States and the European Union. We may fail in enforcing our rights, in which case third parties, including our competitors, may be permitted to use our technology without being required to pay us any license fees.

In addition, litigation involving our patents carries the risk that one or more of our patents will be held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties, including our competitors, to commercialize or use our product candidates and technologies, including the PBD technology we use in our product candidates, and then compete directly with us, without payment to us.

If we or one of our current or future licensors were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. A claim for unenforceability could involve an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or the European Patent Office or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO or an equivalent foreign body, even outside the context of litigation. Potential proceedings include reexamination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our technology or any product candidates that we may develop. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we or our licensing partners and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our product candidates or certain aspects of the PBD technology we use in our product candidates. Such a loss of patent protection could have a material adverse impact on our business, financial condition, results of operations and prospects. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm our business and financial results. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate our issued patents or other intellectual property or the patents or other intellectual property of our licensors, or we or our licensors may be required to defend against claims of infringement, misappropriation or other violations of intellectual property held by third parties. In addition, our patents or the patents of our licensors may become involved in inventorship or priority disputes. To counter infringement, misappropriation or other unauthorized use, we or our licensors may be required to file infringement claims, which can be expensive and time-consuming. Any claims we or our licensors assert against perceived infringers could provoke these parties to assert counterclaims alleging that we or our licensors infringe their patents or that our or our licensors’ patents are invalid or unenforceable. In a patent infringement proceeding, a court may decide that a patent of ours or one of our licensors’ is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our or our licensors’ patents do not cover the technology. An adverse result in any litigation proceeding could put one or more of our owned or licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly. We may find it impractical or undesirable to enforce our intellectual property rights against some third parties. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our or our licensors’ patents or patent applications. If we or our licensors are unsuccessful in any interference proceedings to which we or they are subject, we may lose valuable intellectual property rights through the loss of one or more patents owned or licensed or our owned or licensed patent claims may be narrowed, invalidated or held unenforceable. If we or our licensors are unsuccessful in any interference proceeding or other priority or inventorship dispute, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority of inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture and commercialization of one or more of the product candidates we may develop. The loss of exclusivity or narrowing of our owned or licensed patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose the ability to continue the development and commercialization of our product candidates.

We are party to a number of intellectual property and technology licenses that are important to our business. For example, the PBD technology we use to generate our PBD-based ADCs was developed by, and is licensed on a target-exclusive basis from, MedImmune. All of our ADC product candidates and research programs utilize a PBD-based warhead. In addition, we license certain patents and know-how relating to the antibodies used and incorporated into ADCT-301 from Genmab and those used and incorporated into our other product candidates from other third-party licensors. For more information regarding these agreements, see “Business—License and Collaboration Agreements.” If we fail to comply with our obligations under these or our other agreements, including payment and diligence terms, our current and future licensors may have the right to terminate these agreements, in which event we may not be able to develop, manufacture, market or sell any product that is covered by these agreements or may face other penalties under these agreements. Such an occurrence could adversely affect the value of the product candidates being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all, or cause us to lose our rights under these agreements, including our rights to intellectual property or technology important to our development programs. Accordingly, termination of these agreements may require us to cease the development of our product candidates, including ADCT-402 or ADCT-301.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	the sublicensing of patent and other rights under our existing collaborative development relationships and any collaboration relationships we might enter into in the future;
•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current and future licensors and us; and
•	the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreements. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in obtaining additional intellectual property rights necessary or required to further develop our product candidates.

A third party may hold intellectual property, including patent rights, that are important or necessary to the development of our product candidates. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses from such third-party intellectual property holders. Moreover, we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of product candidates we may develop. In addition, many of our patents are co-owned with MedImmune, which licenses its interest in such patents to us. With respect to any patents we co-own with third parties, we may require licenses to such co-owners’ interest to such patents. In addition, we may need the cooperation of any co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. We may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for product candidates we develop, including ADCT-402 or ADCT-301. The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. As a result, we may be unable to obtain any such licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, including ADCT-402 or ADCT-301, which could significantly harm our business, financial condition, results of operations and prospects. In addition, even if we obtain a license, it may be non-exclusive, thereby giving third parties, including our competitors, access to the same technologies licensed to us. In addition, any license we obtain could require us to make substantial licensing and royalty payments. If we are unable to obtain an exclusive license to any third-party or co-owned patents or patent applications, such parties may be able to license their rights to other third parties, including our competitors, and such third parties could market competing products and technology. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Third parties may initiate legal proceedings against us alleging that we infringe, misappropriate, or otherwise violate their intellectual property rights or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, the outcome of which would be uncertain and could have an adverse effect on the success of our business.

Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates and use our and our current or future licensors’ proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Third parties may initiate legal proceedings against us or our current and future licensors alleging that we or our current and future licensors infringe, misappropriate or otherwise violate their intellectual property rights. In addition, we and our licensors have initiated, and we and our current and future licensors may in the future initiate, legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, interferences, reexaminations, inter partes reviews or derivation proceedings in the United States or other jurisdictions. These proceedings can be expensive and time-consuming, and many of our or our current and future licensors’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our current and future licensors. Numerous U.S.- and foreign-issued patents and pending patent applications which are owned by third parties exist in the fields in which we are pursuing our product candidates. We are aware of a patent family with issued claims that could be construed to cover the linker in ADCT-601 and ADCT-701. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that we may be subject to claims of infringement of the patent rights of third parties.

There are, and in the future, we may identify, other third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of one or more of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Parties making infringement, misappropriation or other intellectual property claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates, including ADCT-402 or ADCT-301. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources. In addition, even if we believe any third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of validity, enforceability, priority or non-infringement. A court of competent jurisdiction could hold that such third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize any of our product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such third-party U.S. patents in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. An unfavorable outcome could require us or our current and future licensors to cease using the related technology or developing or commercializing our product candidates, or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us or our current and future licensors a license on commercially reasonable terms or at all. Even if we or our current and future licensors obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our current and future licensors, and it could require us to make substantial licensing and royalty payments. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement, misappropriation or other violation of third-party intellectual property could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be subject to claims by third parties asserting that we or our employees, consultants or advisors have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors, including our senior management, were previously employed at other biopharmaceutical companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and/or non-competition agreements in connection with such previous employment. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending against any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms, or at all. Even if we successfully prosecute or defend against such claims, litigation could result in substantial costs and distract management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, results of operations, financial condition and prospects.

Intellectual property litigation or proceedings could cause us to spend substantial resources and distract our personnel.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims could result in substantial costs and diversion of management resources, which could harm our business. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs or in-license needed technology or other product candidates. There could also be public announcements of the results of the hearing, motions or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of our common shares to decline. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property. Any of the foregoing events could harm our business, financial condition, results of operation and prospects.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time-consuming and inherently uncertain. Changes in either the patent laws or the interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase those uncertainties and costs. The Leahy-Smith Act includes provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. In addition, assuming that other requirements for patentability are met, prior to March 15, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 15, 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on any issued patent or patent application are due to be paid to the USPTO and various government patent agencies outside of the United States in several stages over the lifetime of our owned or licensed patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can, in some cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our current and future licensors fail to maintain the patents and patent applications covering our product candidates, our patent protection could be reduced or eliminated and our competitors might be better able to enter the market with competing products or technology, which could have a material adverse effect on our business, financial condition, results of operation and prospects.

If we do not obtain patent term extension for any product candidates we may develop, our business may be materially harmed.

Patents have a limited lifespan. Due to the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from competitive medications, including biosimilar or generic medications. At the time of the expiration of any relevant patents, the underlying technology covered by such patents can be used by any third party, including competitors. Although the patent term extensions under the Drug Price Competition and Patent Term Restoration Action of 1984 (the “Hatch-Waxman Amendments”) in the United States may be available to extend the patent term, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or the regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, enforcing and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our owned or licensed intellectual property rights may not exist in some countries outside the United States or may be less extensive in some countries than in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. For example, in some jurisdictions, including Europe, it is more difficult to obtain patents protecting a medical method of use, and any such patents we are able to obtain in such jurisdictions may issue with narrower scope than their U.S. counterparts. Consequently, we and our current and future licensors may not be able to prevent third parties from practicing our owned or licensed inventions in all countries outside the United States, or from selling or importing products made using our owned or licensed inventions in and into the United States or other jurisdictions. Competitors may use our owned or licensed technologies to develop their own products in jurisdictions where we have not obtained patent protection and, further, may export otherwise infringing products to territories where we and our current and future licensors have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, including ADCT-402 or ADCT-301, and our owned and licensed patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us and our current and future licensors to stop the infringement of our owned or licensed patents or marketing of competing products in violation of our owned or licensed intellectual property and proprietary rights generally. Proceedings to enforce our owned or licensed intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our and our current or future licensors’ efforts and attention from other aspects of our business, could put our owned or licensed patents at risk of being invalidated or interpreted narrowly, could put our and our current or future licensors’ patent applications at risk of not issuing, and could provoke third parties to assert claims against us or our current and future licensors. We or our current and future licensors may not prevail in any lawsuits that we or our current and future licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our and our current and future licensors’ efforts to enforce intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or our current and future licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

If we are unable to protect our confidential information and trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Trade secrets can be difficult to protect. We seek to protect these trade secrets, in part, by entering into non-disclosure, confidentiality and invention assignment agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality agreements with our employees and consultants. However, there can be no assurance that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Misappropriation or unauthorized disclosure of our trade secrets could significantly affect our competitive position and may have a material adverse effect on our business.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Some courts both within and outside the United States may be less willing or unwilling to protect trade secrets. Furthermore, trade secret protection does not prevent competitors from independently developing substantially equivalent information and techniques, and we cannot guarantee that our competitors will not independently develop substantially equivalent information and techniques. If a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us. Failure on our part to adequately protect our trade secrets or confidential information could have a material adverse effect on our business, results of operations, financial condition and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, circumvented, declared generic or determined to be infringing on other marks. There can be no assurance that competitors will not infringe our trademarks, that we will have adequate resources to enforce our trademarks or that any of our current or future trademark applications will be approved. During trademark registration proceedings, we may receive rejections and, although we are given an opportunity to respond, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, trademarks are examined for registrability against prior pending and registered third-party trademarks, and third parties are given an opportunity to oppose registration of pending trademark applications and/or to seek cancellation of registered trademarks. Applications to register our trademarks may be finally rejected, and opposition or cancellation proceedings may be filed against our trademarks, which may necessitate a change in branding strategy if such rejections and proceedings cannot be overcome or resolved. For example, in some jurisdictions the applicable trademark office has rejected our corporate name for registration, or a third party has objected to a published application for a product trademark, which, in some cases, has caused us to abandon or limit our applications, and/or rely more on the registration for our corporate logo.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we license or may own in the future;
•	we, or our license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;
•	we, or our license partners or current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;
•	it is possible that our pending licensed patent applications or those that we may own in the future will not lead to issued patents;
•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•	we may not develop additional proprietary technologies that are patentable;
•	the patents of others may harm our business; and
•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Related to Our Business and Industry

If we fail to attract and retain senior management and key scientific personnel or fail to adequately plan for succession, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

Our ability to compete in the highly competitive biotechnology industry depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on the performance and expertise of members of our senior management and key scientific personnel, including our co-founder and CEO, Dr. Christopher Martin, who was a co-founder of Spirogen Ltd., the company that developed the PBD technology that we use for all of our ADC product candidates and research programs. The loss of the services of Dr. Martin or any of our other senior management members, other key employees and scientific and medical advisors could impede the achievement of our research, development and commercialization objectives. Dr. Martin and other members of our senior management are employed pursuant to employment agreements with no term and that require advance notice (twelve months for Dr. Martin) for termination, but Dr. Martin and each of these other persons may terminate their employment with us at any time. In addition, laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies has been passed that, among other things, (i) imposes an annual binding shareholders’ “say-on-pay” vote with respect to the compensation of the members of (a) the executive committee and (b) the board of directors, (ii) prohibits severance, advances, transaction premiums and similar payments to executive officers and directors, and (iii) requires companies to specify various compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote. Moreover, the United Kingdom’s potential exit from the European Union may result in difficulties in attracting and retaining qualified personnel for our research and development laboratories in London. We do not maintain “key person” insurance for any of our executives or other employees.

In addition, our failure to put in place adequate succession plans for senior and key management roles or the failure of key employees to successfully transition into new roles could have an adverse effect on our business and operating results. The unexpected or abrupt departure of one or more of our key personnel and the failure to effectively transfer knowledge and effect smooth key personnel transitions may have an adverse effect on our business resulting from the loss of such person’s skills, knowledge of our business, and years of industry experience. If we cannot effectively manage leadership transitions and management changes in the future, our reputation and future business prospects could be adversely affected.

Competition for skilled personnel is intense, particularly in the biotechnology industry. We are headquartered in Lausanne, Switzerland, and maintain research and development laboratories in London, clinical development operations in New Jersey and in Lausanne, and CMC operations in the San Francisco Bay Area. At each of these locations, we face competition for personnel from other companies, universities, public and private research institutions and other organizations. This competition may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous biotechnology companies for similar personnel. This possibility is further compounded by the novel nature of our product candidates, as fewer people are trained in or are experienced with product candidates of this type. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed or may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We may encounter difficulties in managing our growth and expanding our operations successfully.

As we seek to advance our product candidates through clinical trials and commercialization, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities. In addition, as our operations expand, we expect that we will need to manage additional relationships with various collaborators, suppliers and other third parties. Future growth will impose significant added responsibilities on members of management. Our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to these growth activities, including identifying, recruiting, integrating, maintaining and motivating additional employees, managing our research and development efforts effectively, including the clinical trials and the FDA’s, EMA’s or comparable regulatory authority in other jurisdictions’ review process for our product candidates, while complying with our contractual obligations to contractors and other third parties and improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to effectively manage our research and development efforts and hire, train and integrate additional management, administrative and sales and marketing personnel. Due to our limited financial resources, we may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company or could disrupt our operations.

In addition, we currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed or that we can find qualified replacements. Furthermore, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the commercialization of any of our product candidates may be delayed, and our business will be harmed.

For planning purposes, we sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the regulatory submissions or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical trials, receipt of regulatory approval or the commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•	our available capital resources or capital constraints we experience;

•	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;
•	our ability to identify and enroll patients who meet clinical trial eligibility criteria;
•	our receipt of approvals by the FDA, EMA and comparable regulatory authorities in other jurisdictions, and the timing thereof;
•	other actions, decisions or rules issued by regulators;
•	our ability to access sufficient, reliable and affordable supplies of materials used in the manufacture of our product candidates;
•	our ability to manufacture and supply clinical trial materials to our clinical sites on a timely basis;
•	the efforts of our collaborators with respect to the commercialization of our products; and
•	the securing of, costs related to, and timing issues associated with, commercial product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the commercialization of any of our product candidates may be delayed, and our business, results of operations, financial condition and prospects may be adversely affected.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions, private litigation and/or adverse publicity and could negatively affect our operating results and business.

We receive, generate and store significant and increasing volumes of sensitive information, such as employee and patient data. In addition, we actively seek access to medical information, including patient data, through research and development collaborations or otherwise. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of personal data. We and any potential collaborators may be subject to federal, state, local and foreign laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (for example, Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”). Depending on the facts and circumstances, we could be subject to civil, criminal and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Several foreign jurisdictions, including the European Union, its member states and Australia, among others, have adopted legislation and regulations that increase or change the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in these jurisdictions. In the United States, the state of California enacted legislation, the California Consumer Privacy Act, effective January 1, 2020, that increases the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in the state of California. These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. These laws have the potential to increase costs of compliance, risks of noncompliance and penalties for noncompliance. The Regulation 2016/679, known as the General Data Protection Regulation (“GDPR”), as well as European Union member state implementing legislations, apply to the collection and processing of personal data, including health-related information, by companies located in the European Union, or in certain circumstances, by companies located outside of the European Union and processing personal information of individuals located in the European Union.

These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR prohibits the transfer of personal data to countries outside of the European Economic Area, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, they are subject to legal challenges and uncertainty about compliance with European Union data protection laws remains.

Potential pecuniary fines for noncompliant companies may be up to the greater of €20 million or 4% of annual global revenue. The GDPR has increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the new European Union data protection rules.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions, which could include civil, criminal and administrative penalties, private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Our current and future operations are subject to applicable fraud and abuse, transparency, government price reporting, privacy and security, and other healthcare laws. If we are unable to comply, or do not fully comply, with such laws, we could face substantial penalties.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. The healthcare laws that may affect our ability to operate include, but are not limited to:

•	The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.
•	Federal civil and criminal false claims laws, such as the False Claims Act (“FCA”), which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.

•	HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.
•	HIPAA, as amended by HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
•	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.
•	The federal transparency requirements under the Physician Payments Sunshine Act, created under the Health Care Reform Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS information related to payments and other transfers of value provided to physicians and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members.
•	State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers.
•	State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes; and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.

We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who could influence the use of our drug candidates, if approved. Because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We could be adversely affected if regulatory agencies interpret our financial relationships with providers who may influence the ordering and use of our drug candidates, if approved, to be in violation of applicable laws.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other health care laws. If our operations are found to be in violation of any of these laws or any other current or future healthcare laws that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees, agents, contractors or collaborators may engage in misconduct or other improper activities.

We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Misconduct by these parties could include intentional failures to comply with FDA, EMA or other applicable regulations, provide accurate information to the FDA, EMA and comparable regulatory authorities in other jurisdictions, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us.

Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, EMA or comparable regulatory authorities in other jurisdictions. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are likely to increase. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results and reputation.

In addition, we are subject to the Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently, the SEC and Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. We have provisions in our Code of Business Conduct and Ethics and certain controls in place that are designed to mitigate the risk of non-compliance with anti-corruption and anti-bribery laws, and we are developing an anti-corruption policy and implementing procedures. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions stemming from a failure to comply with these laws or regulations. Violations of these laws and regulations could result in, among other things, administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, exclusion from participation in federal healthcare programs including Medicare and Medicaid, implementation of compliance programs, integrity oversight and reporting obligations, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

We and our third-party contractors must comply with environmental, health and safety laws and regulations. A failure to comply with these laws and regulations could expose us to significant costs or liabilities.

We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In particular, our product candidates use PBDs, which are highly potent cytotoxins that require special handling by our and our contractors’ staff. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages, fines and penalties associated with such liability could exceed our assets and resources.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of biological or hazardous materials or wastes, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Product liability lawsuits could cause us to incur substantial liabilities and to limit development and/or commercialization of any products that we may develop.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates in human clinical trials and will face an even greater risk if we commercialize any products that we successfully develop. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. In particular, we believe that our highly potent PBD-based ADCs may increase our potential exposure to product liability claims. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates or products that we may develop;
•	injury to our reputation and significant negative media attention;
•	withdrawal of clinical trial sites and/or study participants;

•	significant costs to defend the related litigations;
•	a diversion of management’s time and our resources to pursue our business strategy;
•	substantial monetary awards to study participants or patients;
•	product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	loss of revenue;
•	the inability to commercialize our product candidates that we may develop; and
•	a decline in the price of our common shares.

Failure to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry product liability insurance covering our clinical trials in the amount of $10 million in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. In such instance, we may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could adversely affect our business, financial condition, results of operations and prospects.

If we engage in acquisitions and/or commercial collaborations in the future, we will incur a variety of costs and we may never realize the anticipated benefits of such acquisitions.

We may acquire technologies and assets, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. Such efforts may never result in a transaction, and any future growth through acquisition or in-licensing will depend upon the availability of suitable products, product candidates, research programs or companies for acquisition or in-licensing on acceptable prices, terms and conditions. Even if appropriate opportunities are available, we may not be able to acquire rights to them on acceptable terms, or at all. The competition to acquire or in-license rights to promising products, product candidates, research programs and companies is fierce, and many of our competitors are large, multinational pharmaceutical and biotechnology companies with considerably more financial, development and commercialization resources and personnel than we have. In order to compete successfully in the current business climate, we may have to pay higher prices for assets than may have been paid historically, which may make it more difficult for us to realize an adequate return on any acquisition.

Even if we are able to successfully identify and acquire or in-license new products, product candidates, research programs or companies, we may not be able to successfully manage the risks associated with integrating any products, product candidates, research programs or companies into our business or the risks arising from anticipated and unanticipated problems in connection with an acquisition or in-licensing. Further, while we seek to mitigate risks and liabilities of potential acquisitions through, among other things, due diligence, there may be risks and liabilities that such due diligence efforts fail to discover, that are not disclosed to us or that we inadequately assess. In any event, we may not be able to realize the anticipated benefits of any acquisition or in-licensing for a variety of reasons, including the possibility that a product candidate fails to advance to clinical development, proves not to be safe or effective in clinical trials, or fails to reach its forecasted commercial potential, or that the integration of a product, product candidate, research program or company gives rise to unforeseen difficulties and expenditures. Any failure in identifying and managing these risks and uncertainties would have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, acquisitions create other uncertainties and risks, particularly when the acquisition takes the form of a merger or other business consolidation. We may encounter unexpected difficulties, or incur unexpected costs, in connection with transition activities and integration efforts, which include:

•	high acquisition costs;

•	the need to incur substantial debt or engage in dilutive issuances of equity securities to pay for acquisitions;
•	the potential disruption of our historical business and our activities under our collaboration agreements;
•	the strain on, and need to expand, our existing operational, technical, financial and administrative infrastructure;
•	our lack of experience in late-stage product development and commercialization;
•	the difficulties in assimilating employees and corporate cultures;
•	the difficulties in hiring qualified personnel and establishing necessary development and/or commercialization capabilities;
•	the failure to retain key management and other personnel;
•	the challenges in controlling additional costs and expenses in connection with and as a result of the acquisition;
•	the need to write down assets or recognize impairment charges;
•	the diversion of our management’s attention to integration of operations and corporate and administrative infrastructures; and
•	any unanticipated liabilities for activities of or related to the acquired business or its operations, products or product candidates.

If we fail to integrate or otherwise manage an acquired business successfully and in a timely manner, resulting operating inefficiencies could increase our costs more than we planned, could negatively impact the market price of our common shares and could otherwise distract us from execution of our strategy.

Our internal computer systems, or those of our partners, third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs and significant monetary losses.

Despite the implementation of security measures, our internal computer systems and those of our current or future partners, third-party CROs and other contractors and consultants have been subject to attacks by, and may be vulnerable to damage from, various methods, including cybersecurity attacks, breaches, or other technological failures which can include, among other things, computer viruses, malicious codes, employee theft or misuse, unauthorized access attempts including third parties gaining access to systems using stolen or inferred credentials, denial-of-service attacks, phishing attempts, service disruptions, natural disasters, fire, terrorism, war and telecommunication and electrical failures. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. Such attacks could include the use of keystroke loggers or other harmful and virulent malware, including ransomware or other denials of service, and can be deployed through malicious websites, the use of social engineering and/or other means. If a failure, accident or security breach were to occur and cause interruptions in our, our partners’ or our CROs’ operations, it could result in a misappropriation of confidential information, including our intellectual property or financial information, a material disruption of our programs and/or significant monetary losses. For example, the loss of clinical trial or CMC data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, because of our approach to running multiple clinical trials in parallel, any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in many stages of development. Any such breach, loss or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, including under the GDPR and relevant member state law in the European Union or HIPAA and other relevant state and federal privacy laws in the United States. Moreover, because we maintain sensitive company data on our computer networks, including our intellectual property and proprietary business information, any such security breach may compromise information stored on our networks and may result in significant data losses or theft of our intellectual property or proprietary business information. We currently carry cybersecurity liability insurance in the amount of CHF 5 million in the aggregate. However, our current cybersecurity liability insurance, and any such insurance that we may obtain in the future, may not cover the damages we would sustain based on any breach of our computer security protocols or other cybersecurity attack. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, our reputation could be harmed and we could incur significant liabilities and the further development of our product candidates could be disrupted.

Our business is subject to economic, political, regulatory and other risks associated with conducting business internationally.

Because we plan to market our products, if approved, outside of the United States, our business is subject to risks associated with conducting business internationally. In addition, we and a number of our suppliers are located outside the United States. Our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
•	global trends toward pharmaceutical pricing;
•	differing regulatory requirements for drug approvals in non-U.S. countries;
•	differing reimbursement, pricing and insurance regimes;
•	potentially reduced protection for, and complexities and difficulties in obtaining, maintaining, protecting and enforcing, intellectual property rights;
•	difficulties in compliance with non-U.S. laws and regulations;
•	changes in non-U.S. regulations and customs, tariffs and trade barriers;
•	changes in non-U.S. currency exchange rates and currency controls;
•	changes in a specific country’s or region’s political or economic environment;
•	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;
•	negative consequences from changes in tax laws;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	difficulties associated with staffing and managing international operations, including differing labor relations;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

On June 23, 2016, the United Kingdom held a referendum on its membership in the European Union, in which United Kingdom voters approved an exit from the European Union (“Brexit”). On March 29, 2017, the United Kingdom formally notified the European Council pursuant to Article 50 of the Treaty of Lisbon of its intention to leave the European Union. In January and March 2019, the U.K. Parliament voted against a draft withdrawal agreement negotiated between the United Kingdom and the European Union. On April 10, 2019, the European Union granted an extension to the withdrawal process until October 31, 2019 or the first day of the month after the withdrawal agreement is passed, whichever comes first.

Brexit imposes new regulatory costs and challenges that may have a material adverse effect on us and our operations. While the date on which Brexit is to occur is uncertain, we may face decreased chances to obtain market approval for our products in the European Union, including the possibility that the EMA will not accept data from our clinical trials conducted in the United Kingdom or will only do so if we comply with certain conditions. Conversely, since a significant proportion of the United Kingdom’s regulatory framework affecting the pharmaceutical and biotechnological industry is derived from European Union directives and regulations, Brexit could materially alter the regulatory regime with respect to our product candidates in the United Kingdom, which may increase the time and costs associated with obtaining regulatory approval from the relevant authorities. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. Altered regulations could also add time and expense to the process by which our product candidates receive regulatory approval in the United Kingdom and the European Union.

In addition, following the Brexit vote, the European Union moved the EMA’s headquarters from the United Kingdom to the Netherlands. This transition may cause disruption in the administrative and medical scientific links between the EMA and the UK Medicines and Healthcare products Regulatory Agency, including delays in granting clinical trial authorization or marketing authorization, disruption of import and export of active substance and other components of new drug formulations and disruption of the supply chain for clinical trial product and final authorized formulations. The cumulative effects of the disruption to the regulatory framework may add considerably to the development lead time to marketing authorization and commercialization of products in the European Union and/or the United Kingdom.

We or the third parties upon whom we depend may be adversely affected by natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Any unplanned event, such as a flood, fire, explosion, earthquake, extreme weather condition, medical epidemic, power shortage, telecommunication failure or other natural or man-made accidents or incidents that result in us being unable to fully use our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or the interruption of our business operations for a substantial period of time.

The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, there can be no assurance that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs and commercialization efforts may be harmed.

Risks Related to Our Common Shares and This Offering

There was no public market for our common shares prior to this offering, and an active market in our common shares may not develop.

Before this offering, there was no public trading market for our common shares. We cannot predict the extent to which an active market for our common shares will develop or be sustained after this offering. If a market for our common shares does not develop or is not sustained, it may be difficult for shareholders to sell their shares at an attractive price, or at all. Further, an inactive market may also impair our ability to raise capital by selling our common shares and may impair our ability to enter into collaborations or acquire companies or products by using our common shares as consideration.

In addition, we cannot predict the prices at which our common shares will trade. The initial public offering price of our common shares was agreed between us and the underwriters based on a number of factors, including market conditions in effect at the time of this offering, which may not be indicative of the price at which our common shares will trade following completion of this offering. It is possible that in one or more future periods, our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common shares may fall.

The market price of our common shares may be volatile and may fluctuate due to factors beyond our control.

The initial public offering price for our common shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

The market price of shares of our common shares could be subject to wide fluctuations in response to many risk factors listed in this “Risk Factors” section, and others beyond our control, including:

•	results and timing of preclinical studies and clinical trials of our product candidates;
•	results of clinical trials of our competitors’ products;
•	public concern relating to the commercial value or safety of any of our product candidates;
•	our inability to adequately protect our proprietary rights, including patents, trademarks and trade secrets;
•	our inability to raise additional capital and the terms on which we raise it;
•	commencement or termination of any strategic collaboration or licensing arrangement;
•	regulatory developments, including actions with respect to our products or our competitors’ products;
•	actual or anticipated fluctuations in our financial condition and operating results;
•	publication of research reports by securities analysts about us or our competitors or our industry;
•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•	additions and departures of key personnel;
•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	the passage of legislation or other regulatory developments affecting us or our industry;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	sales of our common shares by us, our insiders or our other shareholders;
•	speculation in the press or investment community;
•	announcement or expectation of additional financing efforts;
•	changes in market conditions for biopharmaceutical stocks; and
•	changes in general market and economic conditions.

In addition, the stock market has historically experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. As a result of this volatility, our investors may not be able to sell their common shares at or above the initial public offering price. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our product candidates, or to a lesser extent, our markets. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This risk is especially relevant for biotechnology companies, which have experienced significant stock price volatility in recent years. Securities litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Our operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the price of our common shares to fluctuate or decline.

We expect our operating results to be subject to fluctuations by numerous factors, including:

•	variations in the level of expense related to the ongoing development of our product candidates or research pipeline;
•	results of clinical trials, or the addition or termination of clinical trials or funding support by us, or existing or future collaborators or licensing partners;

•	our execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements, or the termination or modification of any such existing or future arrangements;
•	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;
•	any intellectual property infringement lawsuit or any opposition, interference, cancellation or other intellectual-property-related proceeding in which we may become involved;
•	additions and departures of key personnel;
•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	if any of our product candidates receives regulatory approval, the terms of such approval and market acceptance and demand for such product candidates;
•	regulatory developments affecting our product candidates or those of our competitors; and
•	changes in general market and economic conditions.

If our operating results fall below the expectations of investors or securities analysts, the price of our common shares could decline substantially. Furthermore, any fluctuations in our operating results may, in turn, cause the price of our common shares to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Our existing shareholders will continue to be able to exercise significant influence over us, and their interests may conflict with the interests of other shareholders.

Following completion of this offering, our existing shareholders are expected to own approximately       % of our common shares (or approximately       % if the underwriters exercise their option to purchase additional common shares in full), excluding any common shares purchased by any such holders in this offering. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of certain types of capital increases, statutory mergers or other extraordinary transactions.

In addition, our articles of association will contain provisions stating that if an individual or legal entity acquires common shares and, as a result, directly or indirectly, has voting rights with respect to more than 15% of the registered share capital recorded in the commercial register, the registered shares exceeding the limit of 15% shall be entered in the share register as shares without voting rights. However, any shareholders holding more than 15% prior to the filing and effectiveness of our amended and restated articles of association will remain registered with voting rights for such shares. This may, in certain instances, allow our existing shareholders to exercise more influence over us than our other shareholders despite holding the same amount of common shares.

To the extent that the interests of our existing shareholders may differ from the interests of our other shareholders, the latter may be disadvantaged by any action that our existing shareholders may seek to pursue. In addition, the concentration of ownership may have the effect of delaying, preventing or deterring a change of control of us, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares. See “Principal Shareholders.”

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of our common shares.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. Following the completion of this offering, we will have          common shares outstanding based on          common shares issued and outstanding immediately prior to completion of this offering and accounting for the Share Capital Reorganization. This includes the common shares in this offering, which may be resold in the public market immediately upon the

closing of this offering without restriction, unless purchased by our affiliates. Approximately       % of the common shares outstanding are expected to be held by affiliates (assuming no exercise of the underwriters’ option to purchase additional common shares). All of these common shares will be subject to the lock-up agreements described in the “Underwriters” section of this prospectus. However, Morgan Stanley & Co. LLC and BofA Securities, Inc., on behalf of the underwriters, can waive the provisions of these lock-up agreements by prior written consent and allow the sale of these shares at any time. After the end of such lock-up agreements or if such lock-up agreements are waived, if these shareholders sell substantial amounts of common shares in the public market or if the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Certain of our shareholders have granted a security interest in at least some of our shares beneficially owned by them to secure certain of their debt instruments, each of which may include default provisions. In the event of a default under any such debt instruments, the secured parties may foreclose upon any and all shares pledged to them, the occurrence of which may result in the sale of substantial amounts of our common shares in the public market, which could adversely affect the market price of our common shares.

In addition, following the completion of this offering, we intend to cease any new grants under our existing equity incentive plans and adopt a new equity incentive plan under which we would have the discretion to grant a broad range of equity-based awards to eligible participants. We intend to register all common shares that we may issue under this equity compensation plan. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriters” section of this prospectus. If a large number of our common shares or securities convertible into our common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

Under Swiss law, shareholders may receive certain pre-emptive rights to subscribe on a pro rata basis for issuances of equity or other securities that are convertible into equity. However, due to the laws and regulations in certain jurisdictions, shareholders in certain jurisdictions may not be able to exercise such rights, unless the company registers or otherwise qualifies the rights offering, including by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that we will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction where the offering of such rights is restricted, other than the United States. If shareholders in such jurisdictions are unable to exercise their subscription rights, their ownership interest will be diluted.

You will incur immediate and substantial dilution as a result of this offering.

The initial public offering price of our common shares will be substantially higher than the pro forma as adjusted net tangible book value per common share after the completion of this offering. Therefore, if you purchase common shares in this offering, you will pay a price per common share that substantially exceeds the pro forma as adjusted net tangible book value per common share after this offering. To the extent options under our future incentive plans are exercised, you will incur further dilution. Based on an initial public offering price of $       per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $       per common share, representing the difference between the pro forma as adjusted net tangible book value per common share and the assumed initial public offering price. In addition, purchasers of common shares in this offering will have contributed approximately       % of the aggregate price paid by all purchasers of our common shares, but will own only approximately       % of our common shares outstanding after this offering.

Moreover, we issued options in the past to acquire common shares at prices significantly below the assumed initial public offering price. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. See “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds from this offering as described in “Use of Proceeds.” However, our board of directors and our management retains broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. Our failure to apply these funds effectively could result in financial losses, which could have a material adverse effect on our business, results of operations, financial condition and prospects, cause the price of our common shares to decline and delay the development of our product candidates.

We have never paid dividends and do not expect to pay any dividends in the foreseeable future.

We have not paid any cash dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend to reinvest any earnings in our business and do not anticipate declaring or paying any cash dividends until we have an established revenue stream to support continuing dividends. In addition, any proposal for the payment of future dividends will be at the discretion of our board of directors after taking into account various factors including our business prospects, liquidity requirements, financial performance and new product development. Furthermore, payment of future dividends is subject to certain limitations pursuant to our current and future debt instruments, Swiss law and our amended and restated articles of association. See “Description of Share Capital and Articles of Association.” Accordingly, investors cannot rely on dividend income from our common shares, and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common shares and our trading volume could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the price of our common shares would likely decline. In addition, if our operating results fail to meet the forecast of analysts, the price of our common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause the price of our common shares and trading volume to decline.

The implementation of the authorized share capital increase may be challenged or blocked.

Prior to this offering, we will need to obtain a shareholder resolution for, among other things, the increase in authorized share capital necessary to source the common shares to be sold in this offering. Even if we get this approval, as with all share capital increases in Switzerland, (i) a third party, such as shareholders or creditors, may at least temporarily block the registration of the capital increase in the commercial register of the Canton of Vaud and request the competent court to grant a preliminary injunction in a summary proceeding in which we would be entitled to appear, and (ii) a shareholder may challenge the underlying shareholders’ resolution within two months after such shareholders’ meeting and, therefore, prevent or delay the completion of this offering. There can be no assurance that the implementation of the authorized share capital increase will not be challenged or blocked.

The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions.

In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, shareholders’ interests. Swiss law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent courts in Epalinges, Canton of Vaud, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively to the competent courts in Epalinges, Canton of Vaud, Switzerland. A further summary of applicable Swiss company law is contained in this prospectus, see “Description of Share Capital and Articles of Association” and “Comparison of Swiss Law and Delaware Law.” However, there can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.

Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our amended and restated articles of association, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders. See “Description of Share Capital and Articles of Association” and “Comparison of Swiss Law and Delaware Law.”

Our shares are not listed in Switzerland, our home jurisdiction. As a result, our shareholders will not benefit from certain provisions of Swiss law that are designed to protect shareholders in a public takeover offer or a change-of-control transaction.

Because our common shares will be listed exclusively on the NYSE and not in Switzerland, our shareholders will not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Swiss Financial Market Infrastructure Act and its implementing provisions require investors to disclose their interest in our company if they reach, exceed or fall below certain ownership thresholds. Similarly, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company’s voting rights to make a mandatory offer for all of the company’s outstanding listed equity securities. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland and, because our common shares will be listed exclusively on the NYSE, will not be applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or members of our board of directors.

We are organized under the laws of Switzerland and our registered office and domicile is located in Epalinges, Canton of Vaud, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law (“PILA”). This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the PILA;
•	the judgment of such non-Swiss court has become final and non-appealable;
•	the judgment does not contravene Swiss public policy;
•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
•	no proceeding involving the same parties and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state, and this decision is recognizable in Switzerland.

Anti-takeover provisions in our amended and restated articles of association could make an acquisition of us, which may be beneficial to our shareholders, more difficult.

Our amended and restated articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our amended and restated articles of association, which will become effective upon the closing of this offering, include provisions that:

•	in certain cases, allow our board of directors to place up to common shares ( % of the expected share capital after completion of this offering) with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;
•	allow our board of directors not to record any acquirer of common shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than 15% of our share capital as set forth in the commercial register;
•	limit the size of our board of directors to ten members; and
•	require two-thirds of the votes represented at a shareholder meeting for amending or repealing the above-mentioned voting and recording restrictions, for amending the provision setting a maximum board size or providing for indemnification of our directors and members of our executive committee and for removing the chairman or any member of the board of directors before the end of his or her term of office.

These and other provisions, alone or together, could delay or prevent takeovers and changes in control. See “Description of Share Capital and Articles of Association.” These provisions could also limit the price that investors might be willing to pay in the future for our common shares, thereby depressing the market price of our common shares.

We will be a foreign private issuer, and, as a result, we will not be subject to certain rules and obligations that are applicable to a U.S. domestic public company and will not be subject to certain NYSE corporate governance listing standards that are applicable to a NYSE-listed U.S. domestic public company.

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the

Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities, and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers are required to file their annual report on Form 10-K in less time. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

Furthermore, because we will be a foreign private issuer, we will elect to comply with our home country governance requirements and certain exemptions thereunder, rather than complying with certain of the NYSE corporate governance listing standards that are applicable to U.S. companies listed on the NYSE. For example, we are exempt from NYSE listing standards that require a listed U.S. company to have (i) a majority of the board of directors consist of independent directors, (ii) regularly scheduled executive sessions with only independent directors and (iii) a compensation committee and a nomination and corporate governance committee consist entirely of independent directors. In accordance with our NYSE listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to NYSE-listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional NYSE listing standards applicable to NYSE-listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent.” Furthermore, NYSE listing standards generally require NYSE-listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of securities, which we are not required to follow as a foreign private issuer. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.”

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2020 (the end of our second fiscal quarter in the fiscal year after this offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, as of January 1, 2021. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation. In addition, as an emerging growth company, we are required to provide only two years of audited financial statements and two years of selected financial data in our initial registration statement, compared to three and five years, respectively, for comparable data reported by other public companies

We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time or if we have total annual gross revenues of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 (our fiscal year end) or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them, and we cannot predict or estimate the amount or timing of such additional costs.

As a result of being a public company, we will incur additional costs, and we may not manage to comply with our internal control procedures and corporate governance structures.

To comply with the requirements imposed on us as a public company, we will incur significant legal, insurance, accounting and other expenses that we did not incur as a private company. The increased costs may require us to reduce costs in other areas of our business. In addition, our board of directors, management and administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from research and development activities. These laws, regulations and standards are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters, enforcement proceedings and higher costs necessitated by ongoing revisions to disclosure and governing practices, which could have a material adverse impact on our business, financial condition, results of operations and prospects.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our common shares.

We have identified a material weakness in our internal control over financial reporting. A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In June 2019, we identified an error related to the calculation of the expense charge for our historical share purchase plans, which, in accordance with IFRS 2, were required to be accounted for as if they were share option plans. While the share purchase plans were properly accounted for on the balance sheet, there was a material understatement of the share-based compensation expense, and the related disclosures were incomplete. This required a restatement of our previously issued consolidated financial statements as of and for the years ended December 31, 2018 and December 31, 2017.

The material weakness arose from a lack of effective internal controls to ensure the appropriate accounting policy was applied to the share purchase plans. Specifically, despite accounting policies being in place, there were insufficient procedures and controls to ensure that the policies were appropriately implemented and that there was proper presentation and disclosure within the financial statements. We have taken steps to remediate the material weakness and to enhance our overall control environment, including implementing changes in our internal control over financial reporting with regard to complex accounting matters such as share-based compensation plans.

In addition, as a foreign private issuer, we currently are not required to comply with the Sarbanes-Oxley Act. As a result, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to this material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

We may have been a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”) for our 2018 taxable year and it is possible that we will be a PFIC in future taxable years. If we are a PFIC, our U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. We may have been a PFIC for our 2018 taxable year and it is possible that we will be a PFIC for one or more subsequent taxable years. Whether we will be a PFIC in 2019 or any future years is uncertain because, among other things, (i) we currently own, and will own after the completion of this offering, a substantial amount of passive assets, including cash, (ii) the timing of our recognition of active income for U.S. federal income tax purposes, which may differ from the timing of the recognition of such income for financial accounting purposes, may result in our recognizing minimal amounts of active income for U.S. federal income tax purposes in certain taxable years, (iii) the license and joint collaboration agreement with MedImmune for the joint clinical development of MEDI3726 has been our sole source of active income, but MedImmune discontinued the joint clinical development of MEDI3726 in the first half of 2019, and there can be no assurance that we will be able to enter into another licensing or collaboration agreement and (iv) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time. Moreover, the determination of whether we were a PFIC in 2018 or will be a PFIC for 2019 or any other year in which our common shares are not publicly traded for the entirety of such year depends in substantial part on whether we are a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”) for either or both of those years, and we believe that, if we were a CFC in 2018 or are a CFC in 2019, it is likely that we would be considered a PFIC in such year. Although we do not believe that we were a CFC in 2018 and do not expect to be a CFC in 2019, the determination of PFIC status depends on the ownership of our common shares after the application of certain attribution rules under the Code, and we do not have all of the information necessary to make a definitive determination that we were not and will not be a CFC. Accordingly there can be no assurance that we will not be a PFIC for 2019 or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds common shares, even if we cease to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and on the receipt of certain dividends and (iii) compliance with certain reporting requirements. If we are a PFIC for any taxable year, the foregoing rules will also apply to a U.S. Holder’s indirect interest in any PFIC in which we hold a direct or indirect interest (a “Lower-tier PFIC”). If we determine that we are a PFIC for any taxable year, we will use our commercially reasonable efforts to, and currently expect to, provide the information necessary for U.S. Holders to make a qualified electing fund elections (“QEF Elections”), which could mitigate the adverse U.S. federal income tax consequence of the PFIC rules. We also currently expect that we will provide the information necessary for U.S. Holders to make a QEF Election with respect to any Lower-tier PFIC, but there can be no assurance that we will be able to provide such information. See “Taxation—Material U.S. Federal Income Tax Consequences for U.S. Holders.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These forward-looking statements include, among others:

•	the commencement, timing, progress and results of our research and development programs, preclinical studies and clinical trials;
•	the timing of IND, BLA, MAA and other regulatory submissions with the FDA, EMA or comparable regulatory authorities in other jurisdictions;
•	the proposed clinical development pathway for our lead product candidates, ADCT-402 and ADCT-301, and our other product candidates, and the acceptability of the results of clinical trials for regulatory approval of such product candidates by the FDA, EMA or comparable regulatory authorities in other jurisdictions;
•	assumptions relating to the identification of serious adverse, undesirable or unacceptable side effects related to our product candidates;
•	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;
•	our intent and plan for the commercialization of ADCT-402 and, subject to our collaboration and license agreement with Genmab, of ADCT-301, if approved;
•	our expectations regarding the size of the patient populations amenable to treatment with our product candidates, if approved as well as initial lines of therapy;
•	assumptions relating to the rate and degree of market acceptance of any approved product candidates;
•	the pricing and reimbursement of our product candidates;
•	our ability to identify and develop additional product candidates;
•	the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;
•	our competitive position and the development of and projections relating to our competitors or our industry;
•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;
•	our ability to raise capital when needed in order to continue our research and development programs or commercialization efforts;
•	our ability to identify and successfully enter into strategic collaborations in the future;
•	our ability to obtain, maintain, protect and enforce intellectual property protection for our product candidates, and the scope of such protection;

•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;
•	our ability to attract and retain qualified key management and technical personnel; and
•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer.

These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act which does not extend to initial public offerings. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

This prospectus contains industry, market and competitive position data that are based on general and industry publications, surveys and studies conducted by third parties, some of which may not be publicly available, and our own internal estimates and research. Third-party publications, surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. These data involve a number of assumptions and limitations and contain projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates.

USE OF PROCEEDS

We estimate that the net proceeds from the issuance and sale of       common shares by us in this offering will be approximately $       million, or approximately $       million if the underwriters exercise their option to purchase additional common shares in full, at the assumed initial public offering price of $       per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $       per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us by $       million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase or decrease in the number of common shares offered by us would increase or decrease the net proceeds to us by $       million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of June 30, 2019, we had cash and cash equivalents of $182.2 million. We intend to use the net proceeds of this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ million to advance ADCT-402 through the completion of the ongoing pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL, to advance ADCT-402 through the completion of the ongoing Phase 1b combination clinical trials with ibrutinib and with durvalumab and potential other combination trials and to commence preparations for a clinical trial that we anticipate will be a post-marketing confirmatory clinical trial if ADCT-402 is approved on the basis of Phase 2 data;
•	approximately $ million to advance ADCT-301 through the completion of the planned pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL, to advance ADCT-301 through the completion of the ongoing Phase 1b clinical trial for the treatment of selected advanced solid tumors and to commence and advance potential combination clinical trials for ADCT-301 in these and other indications;
•	approximately $ million to advance ADCT-602 through the completion of the ongoing Phase 1/2 clinical trial for the treatment of relapsed or refractory ALL;
•	approximately $ million to advance ADCT-601 through the completion of the ongoing Phase 1 clinical trial for the treatment of selected advanced solid tumors;
•	approximately $ million to commence the scale up of commercial operations in the United States for ADCT-402 and to fund our commercial-scale CMC plans for ADCT-402 and ADCT-301;
•	approximately $ million to fund the research and development of our preclinical product candidates and preclinical pipeline; and
•	the remainder to fund working capital and other general corporate purposes.

Based on the planned use of proceeds above, we estimate that the net proceeds we receive from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our projected operating requirements through at least the next          months. However, due to the uncertainties inherent in the product development process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. The amount and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing and success of our current and future preclinical studies and clinical trials, the timing and outcome of regulatory submissions and the nature of our late-stage manufacturing and commercialization activities for our product candidates. In addition, we might decide to postpone or not pursue certain preclinical studies or clinical trials if the net proceeds from this offering and our other sources of cash are less than expected.

The expected net proceeds from this offering, together with our existing cash and cash equivalents, will not be sufficient for us to advance our product candidates through regulatory approval, and we will need to raise additional capital to complete the development and potential commercialization of our product candidates. We expect to finance our cash needs primarily through equity offerings and potentially through debt financings, collaborations, license and development agreements.

Our management will retain broad discretion in the application of the net proceeds we receive from our initial public offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending the use of the proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our share capital. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

Under Swiss law, any dividend must be approved by our shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors to the shareholders conforms to Swiss statutory law and our amended and restated articles of association. A Swiss corporation may pay dividends only if it has sufficient distributable profits from the previous business year (bénéfice de l’exercice) or brought forward from previous business years (report des bénéfices) or if it has distributable reserves (réserves à libre disposition), each as evidenced by its audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as free reserves (réserves libres) or as reserves from capital contributions (apports de capital). Distributions out of share capital, which is the aggregate par value of a corporation’s issued shares, may be made only by way of a share capital reduction. See “Description of Share Capital and Articles of Association.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our total capitalization as of June 30, 2019:

•	on an actual basis;
•	on a pro forma basis to give effect to (i) our issuance and sale of an aggregate of 77.0 Class E preferred shares on July 5, 2019 and (ii) the Share Capital Reorganization; and
•	on a pro forma as adjusted basis to give effect to the pro forma adjustments described immediately above, the filing and effectiveness of our amended and restated articles of association and our issuance and sale of common shares in this offering at the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with our consolidated financial statements, including the notes thereto, included in this prospectus as well as “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2019
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in USD thousands except for share and per share data)
Cash and cash equivalents	182,156
Lease liability (long-term)	4,289
Shareholders’ equity:
Class A common shares, par value CHF 100 per share; 801.0 shares issued and outstanding, actual; no shares issued and outstanding, pro forma; no shares issued and outstanding, pro forma as adjusted	84
Preferred shares, par value CHF 100 per share; 3,249.0 shares issued and outstanding, actual; no shares issued and outstanding, pro forma; no shares issued and outstanding, pro forma as adjusted	340
Common shares, par value CHF per share; no shares issued and outstanding, actual; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	—
Share premium	527,083
Shares to be issued	26,641
Other reserves	5,835
Cumulative translation adjustments	(51)
Accumulated losses	(381,943)
Total equity	177,989
Total capitalization	182,278
(1)	The pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma amount of each of cash and cash equivalents, total equity and total capitalization by $ million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase or decrease in the number of common shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma amount of each of cash and cash equivalents, total equity and total capitalization by $ million, assuming the assumed initial public offering price of $ per common share, the midpoint of the price range set forth on the cover page of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Other than as set forth in the pro forma adjustments and reflected in the table above, there have been no material changes to our capitalization since June 30, 2019.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common shares immediately after this offering.

Net tangible book value is determined by dividing our tangible net worth (defined as total assets, less intangible net assets, less total liabilities) by the number of our common shares outstanding. Our historical net tangible book value as of June 30, 2019 was $169.6 million, or $41,868.97 per share (on a fully diluted basis). After giving effect to (i) our issuance and sale of an aggregate of 77.0 Class E preferred shares on July 5, 2019 and (ii) the Share Capital Reorganization, the pro forma net tangible book value as of June 30, 2019 was $      million, or $       per common share.

After giving effect to the filing and effectiveness of our amended and restated articles of association and our issuance and sale of       common shares in this offering at the assumed initial public offering price of $       per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value as of June 30, 2019 would have been $       million, or $       per common share. This amount represents an immediate increase in pro forma net tangible book value of $       per common share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $       per common share to new investors.

The following table illustrates this dilution on a per common share basis:

Assumed initial public offering price per common share		$
Historical net tangible book value per share as of June 30, 2019	$41,868.97
Decrease in net tangible book value per share as of June 30, 2019 attributable to pro forma adjustments
Pro forma net tangible book value per common share as of June 30, 2019
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per common share after giving effect to this offering
Dilution per common share to investors participating in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $       per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per common share after this offering by $       per share and dilution per common share to new investors participating in this offering by $       per share, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of common shares we are offering. Each 1,000,000 share increase in the number of common shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per common share after this offering by $       per share and decrease the dilution per common share to new investors participating in this offering by $       per share, assuming the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share decrease in the number of common shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per common share after this offering by $       per share and increase the dilution per common share to new investors participating in this offering by $       per share, assuming the assumed initial public offering price of $       per common share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase an additional         common shares in this offering, the pro forma as adjusted net tangible book value per common share after this offering would increase to $       per share, representing an immediate increase in pro forma as adjusted net tangible book value per common share of $       per share to existing shareholders and immediate dilution of $       in pro forma as adjusted net tangible book value per common share to new investors participating in this offering.

The following table summarizes as of June 30, 2019, on the pro forma as adjusted basis described above, the number of common shares, the total consideration and the average price per common share (1) paid to us by existing shareholders and (2) to be paid by investors purchasing common shares in this offering at the assumed initial public offering price of $       per common share, which is the midpoint of the price range set forth on the cover page on this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted-Average Price Per Common Share
	Number	Percent	Amount	Percent
(in USD thousands except for share and per share data)
Existing shareholders before this offering		%		%
Investors participating in this offering
Total		100%		100%

The table above assumes no exercise of the underwriters’ option to purchase additional common shares in this offering. If the underwriters’ option to purchase additional common shares is exercised in full, the number of common shares held by existing shareholders would be reduced to    % of the total number of common shares outstanding after this offering, and the number of common shares held by new investors participating in the offering would be increased to    % of the total number of common shares outstanding after this offering.

To the extent that any outstanding options under our future incentive plans are exercised, new options are issued under our share-based compensation plans or we issue additional common shares in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. The selected consolidated income statement data for the years ended December 31, 2018 and 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated income statement data for the six months ended June 30, 2019 and 2018 and the consolidated balance sheet data as of June 30, 2019 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results as of the dates and for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

Our audited consolidated financial statements are prepared in accordance with IFRS and presented in USD. Our unaudited interim consolidated financial statements are prepared in compliance with IAS 34 and presented in USD.

			Restated
	Six Months Ended June 30,		Year Ended December 31,
	2019(3)	2018	2018	2017
Consolidated Income Statement Data:	(in USD thousands except for share and per share data)
Contract revenue	2,340	625	1,140	1,803
Research and development expenses	(46,572)	(60,133)	(118,313)	(85,530)
General and administrative expenses	(6,592)	(3,969)	(8,768)	(7,943)
Operating loss	(50,824)	(63,477)	(125,941)	(91,670)
Financial income	1,306	1,641	2,856	1,031
Financial expense	(73)	—	—	—
Exchange differences	(68)	(156)	213	825
Loss before taxes	(49,659)	(61,680)	(122,872)	(89,814)
Income tax expenses	(199)	(148)	(224)	(48)
Loss for the period	(49,858)	(61,828)	(123,096)	(89,862)
Basic and diluted loss per share(1)	(13,176)	(16,665)	(33,019)	(28,664)
Weighted-average number of shares used to compute basic and diluted loss per share(1)	3,784	3,710	3,728	3,135
Pro forma basic and diluted loss per share(2)
Weighted-average number of shares used to compute pro forma basic and diluted loss per share(2)
(1)	See Note 23 to our audited consolidated financial statements and Note 13 to our unaudited interim consolidated financial statements included elsewhere in this prospectus for a description of the method used to compute basic and diluted net loss per share.
(2)	The pro forma information gives effect to (i) our issuance and sale of an aggregate of 77.0 Class E preferred shares on July 5, 2019 and (ii) the Share Capital Reorganization.
(3)	On January 1, 2019, we adopted IFRS 16 “Leases,” the impact of which is described in Note 3 to our unaudited interim consolidated financial statements.

		Restated
	As of June 30,	As of December 31,
	2019	2018	2017
Consolidated Balance Sheet Data:	(in USD thousands)
Cash and cash equivalents	182,156	138,807	262,752
Total assets	200,839	150,558	271,949
Share capital	424	401	397
Share premium	527,083	452,268	452,296
Shares to be issued	26,641	—	—
Other reserves	5,835	5,702	5,426
Cumulative translation adjustments	(51)	(43)	36
Accumulated losses	(381,943)	(332,085)	(208,989)
Total equity	177,989	126,243	249,166

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017 were prepared in accordance with the IFRS. The unaudited interim consolidated financial statements as of and for the six months ended June 30, 2019 and 2018 were prepared in compliance with IAS 34 and presented in USD.

Overview

We are a clinical-stage oncology-focused biotechnology company pioneering the development of highly potent and targeted ADCs for patients suffering from hematological malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using next-generation PBD technology to which we have proprietary rights for our targets. We are leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy to generate a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises three clinical-stage product candidates, ADCT-402, ADCT-301 and ADCT-602. Our solid tumor franchise comprises two clinical-stage product candidates, ADCT-301 and ADCT-601, and two preclinical product candidates, ADCT-701 and ADCT-901. We retain worldwide development and commercialization rights to all of our product candidates, other than ADCT-301 for which we have a collaboration and license agreement with Genmab.

Our two lead product candidates, ADCT-402 and ADCT-301, have demonstrated significant clinical activity in heavily pre-treated patients, while maintaining manageable tolerability profiles. We are evaluating ADCT-402 in a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL. In August 2019, we achieved the targeted enrollment for this clinical trial and, as of August 2, 2019, have observed a 41.7% ORR in the first 96 patients treated with ADCT-402. Previously, we completed a 183-patient Phase 1 clinical trial of ADCT-402 for the treatment of relapsed or refractory NHL that showed a 41.4% ORR in patients with DLBCL at the initial dose for the Phase 2 clinical trial. If the pivotal Phase 2 clinical trial of ADCT-402 is successful, we intend to submit a BLA to the FDA in the second half of 2020. In addition, we have begun patient enrollment in a pivotal Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL. We have completed enrollment of a 133-patient Phase 1 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL and NHL that has shown an 86.5% ORR in patients with HL at the initial dose planned for the Phase 2 clinical trial. We believe that our pivotal Phase 2 clinical trial of ADCT-301, if successful, will support a BLA submission in the first half of 2022.

We began our operations in 2011. Since then, our operations have focused on organizing and staffing our company, business planning, raising capital and conducting research and development, including preclinical studies and clinical trials. We do not have any products approved for sale. We have funded our operations primarily through equity financing and, to a lesser extent, through revenue from license and collaboration agreements. Since inception, we have raised $558.6 million in gross cash proceeds from equity financings, and a total of $30.0 million from a collaboration agreement. As of June 30, 2019, we had cash and cash equivalents of $182.2 million.

Since our inception, we have incurred net losses, which have been significant in recent periods. For the years ended December 31, 2018 and 2017, our net loss was $123.1 million and $89.9 million, respectively. For the six months ended June 30, 2019 and 2018, our net losses were $49.9 million and $61.8 million, respectively. We expect to continue incurring significant expenses and substantial net losses over the next several years as we advance our product candidates and research programs, apply for regulatory approval for our product candidates and, subject to obtaining such approval, commercialize any approved products. Our future profitability will be dependent upon the successful development, approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability and, unless and until we do, we will continue to need to raise additional capital. Our net losses may fluctuate significantly from period to period and year to year, depending principally on the timing of our clinical trials, our expenditures on other research and development activities, the timing and amount of our CMC costs and, subject to obtaining regulatory approval for our product candidates, revenues generated from the commercialization of any approved products. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

•	conduct and complete the pivotal Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL;
•	commence and conduct the planned pivotal Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL;
•	conduct and complete the Phase 1b clinical trials of ADCT-402 and ADCT-301 for the treatment of other indications and Phase 1 clinical trials for our other product candidates, as well as any subsequent clinical trials;
•	commence and conduct any required post-marketing confirmatory clinical trials for any of our product candidates in anticipation of potential accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory agencies in other jurisdictions;
•	expand our research and development efforts for our preclinical product candidates and research pipeline;
•	seek regulatory approval for our product candidates from applicable regulatory authorities;
•	invest in our late-stage clinical development, manufacturing and commercialization activities, including launching commercial sales, marketing and distribution operations;
•	continue to prepare, file, prosecute, maintain, protect and enforce our intellectual property rights and claims;
•	add clinical, scientific, operational, financial and management information systems and personnel; and
•	operate as a public company.

We are subject to a number of risks comparable to those of other similar companies, including dependence on key individuals; the need to develop product candidates with the required safety and efficacy profile to seek regulatory approval and be commercially viable; competition from other companies, many of which are larger and better capitalized; and the need to obtain adequate additional financing to fund the research and development of our product candidates and research pipeline.

Financial Operations Overview

Product Revenue

To date, we have not generated any revenue from the sale of product candidates. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop, obtain regulatory approval for and commercialize our lead product candidates, ADCT-402 and ADCT-301, and our other product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount or timing of product revenue.

Contract Revenue

In 2013, we entered into a license and joint collaboration agreement with MedImmune related to the joint clinical development of MEDI3726. To date, we have recognized minimal contract revenue, which has consisted of upfront license payments received in 2013 and a milestone payment received in 2016 under this agreement. In addition, we have, in the past, received cost reimbursement payments under this agreement, which were offset against the related expenses and were not reported as revenue.

In accordance with IFRS, revenue arising from the provision of services under a license or collaboration agreement is recognized by reference to the stage of completion of the transaction at the end of the reporting period. This method requires judgment on the part of management and, in particular, requires management to make a reliable estimate of total transaction revenue, the stage of completion and the costs to complete the transaction. As a result of the discontinuance of the joint clinical development of MEDI3726 in June 2019, as of June 30, 2019, we had no non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability in our consolidated balance sheet) remaining.

Research and Development Expenses

Research and development expenses consist principally of:

•	salaries for research and development staff and related expenses, including share-based compensation expense;
•	costs for production of preclinical and clinical-stage product candidates by CMOs;
•	fees and other costs paid to contract research organizations in connection with the performance of preclinical studies and clinical trials;
•	costs of related facilities, materials and equipment;
•	costs associated with depreciation of right-of-use assets;
•	costs associated with obtaining and maintaining patents and other intellectual property; and
•	amortization and depreciation of tangible and intangible fixed assets used to develop our product candidates.

Research and development costs are expensed in the period in which they are incurred. From our inception to June 30, 2019, we have incurred $376.2 million in total research and development expenses. For the years ended December 31, 2018 and 2017, our research and development costs were $118.3 million and $85.5 million, respectively. The increase is principally due to increased cost associated with the clinical trials for our lead product candidates, ADCT-402 and ADCT-301, and, to a lesser extent, clinical trials for our other clinical-stage product candidates. The increase is also due to increased expenses associated with our preclinical product candidates and our research pipeline. For the next six months ended June 30, 2019 and 2018, our research and development costs were $46.6 million and $60.1 million, respectively.

We expect that our total research and development expenses will increase substantially in future periods. Our research and development expenses primarily relate to the following key programs:

•	ADCT-402. Our pivotal Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL, our Phase 1b clinical trial of ADCT-402 in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and MCL, and our Phase 1b clinical trial of ADCT-402 in combination with durvalumab for the treatment of relapsed or refractory DLBCL, MCL and FL.
•	ADCT-301. Our planned pivotal Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL and our Phase 1b clinical trial of ADCT-301 for the treatment of selected advanced solid tumors.
•	Other development programs. Our other research and development expenses related to our Phase 1/2 clinical trial of ADCT-602 for the treatment of relapsed or refractory ALL, ADCT-601 for the treatment of selected advanced solid tumors and our preclinical studies of ADCT-701 and ADCT-901 for the treatment of selected advanced solid tumors. The expenses mainly consist of salaries, costs for production of our product candidates and costs paid to contract research organizations in conjunction with clinical trials and preclinical studies.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of commencement of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance the clinical development of our lead product candidates, ADCT-402 and ADCT-301, and further advance the research and development of our other product candidates. The successful development of our product candidates is uncertain.

The following table summarizes our research and development expenses for our clinical-stage product candidates, preclinical product candidates and research pipeline for the years ended December 31, 2018 and 2017 and for the six months ended June 30, 2019 and 2018.

	Six Months Ended June 30,			Year Ended December 31,
	2019	2018	Change	2018	2017	Change
	(unaudited)
	(in USD thousands)
ADCT-402	18,820	19,336	(515)	45,701	28,907	16,794
ADCT-301	13,880	15,010	(1,130)	29,374	20,042	9,332
ADCT-602	563	3,782	(3,220)	6,162	8,402	(2,240)
ADCT-601	2,937	6,743	(3,806)	14,250	7,654	6,595
MEDI3726	683	1,555	(872)	2,389	2,539	(150)
Preclinical product candidates and research pipeline	9,689	13,707	(4,018)	20,437	17,986	2,451
Total	46,572	60,133	(13,561)	118,313	85,530	32,782

At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress, results and cost of our clinical trials, preclinical studies and other related activities;
•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of any product candidates;
•	the number and characteristics of product candidates that we pursue;
•	the cost, timing and outcomes of regulatory approvals;
•	the cost and timing of establishing sales, marketing and distribution capabilities; and
•	the terms and timing of any collaboration, licensing or other arrangements that we may establish, including any required milestone and royalty payments thereunder.

A change in the outcome of any of these variables with respect to the development of our lead product candidates, ADCT-402 and ADCT-301, or any other current or future product candidates could mean a significant change in the costs and timing associated with the development of such product candidate. For example, if we are required to conduct additional clinical trials or other testing of any of our product candidates beyond those that are contemplated or if we experience significant delays in enrollment in any clinical trials, we could incur significant additional costs and the clinical development timeline for our product candidates may be delayed.

General and Administrative Expenses

General and administrative expenses include employee expenses, general and administrative costs (including in particular professional fees, telecommunications costs, communications costs and IT costs), general and administrative costs charged by related parties (including telecommunications costs), depreciation of property, depreciation of right-of-use assets, plant and equipment, amortization of intangible assets, facility expenses and travel expenses.

We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, additional insurance expenses, investor relations activities and other administrative and professional services.

Financial Income and Expenses

Financial income primarily consists of interest received from banks on our cash balances. Our policy is to invest funds in low-risk investments such as interest-bearing bank deposits and money market funds with maturities not exceeding three months. We expect to continue this treasury policy. Financial expense consists principally of commercial banking fees.

Taxation

We are subject to corporate taxation in Switzerland. We are also subject to taxation in other jurisdictions in which we operate, in particular, the United States and the United Kingdom, where our two wholly-owned subsidiaries are incorporated.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years, which could be used to offset future taxable income. As of December 31, 2018, we had tax loss carryforwards totaling $329.3 million that can be carried forward through future periods with the latest period ending in 2025. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full.

Results of Operations

Comparison of the Six Months Ended June 30, 2019 and June 30, 2018

The following table summarizes our results of operations for the six months ended June 30, 2019 and 2018:

	Six Months Ended June 30,
	2019	2018	Change
	(in USD thousands)
Contract revenue	2,340	625	1,715
Research and development expenses	(46,572)	(60,133)	13,561
General and administrative expenses	(6,592)	(3,969)	(2,623)
Operating loss	(50,824)	(63,477)	12,653
Financial income	1,306	1,641	(335)
Financial expense	(73)	—	(73)
Exchange differences	(68)	156	(224)
Loss before taxes	(49,659)	(61,680)	12,021
Income tax expenses	(199)	(148)	(51)
Loss for the period	(49,858)	(61,828)	11,970

Contract Revenue

Contract revenue increased to $2.3 million for the six months ended June 30, 2019 from $0.6 million for the six months ended June 30, 2018, an increase of $1.7 million. The increase was due to the recognition, as a result of the discontinuance of the joint clinical development of MEDI3726 in June 2019, of the remaining non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability in our consolidated balance sheet) of $2.3 million that existed as of December 31, 2018.

Research and Development Expenses

The following table summarizes our research and development expenses for the six months ended June 30, 2019 and 2018:

	Six Months Ended June 30,
	2019	2018	Change
	(in USD thousands)
External R&D costs	33,112	48,304	(15,192)
Employee expenses	10,531	8,762	1,769
Administrative and general costs	1,139	915	224
Depreciation of property, plant and equipment	194	156	38
Depreciation of right-of-use assets	398	—	398
Amortization of intangible assets	6	9	(3)
Impairment of intangible assets	—	227	(227)
Facility expenses	49	405	(356)
Travel expenses	692	864	(172)
Laboratory supplies	451	492	(41)
Research and development expenses	46,572	60,133	(13,561)

Our research and development expenses decreased to $46.6 million for the six months ended June 30, 2019 from $60.1 million for the six months ended June 30, 2018, a decrease of $13.6 million, or 23%. The decrease was primarily due to a decrease in CMC costs as the clinical trials advance.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the six months ended June 30, 2019 and 2018:

	Six Months Ended June 30,
	2019	2018	Change
	(in USD thousands)
Employee expenses	2,530	2,245	285
Administrative and general costs	3,477	1,387	2,090
General and administrative costs charged by related parties	—	22	(22)
Depreciation of property, plant and equipment	75	75	—
Depreciation of right-of-use assets	115	—	115
Amortization of intangible assets	7	4	3
Facility expenses	32	100	(68)
Travel expenses	356	136	220
General and administrative expenses	6,592	3,969	2,623

Our general and administrative expenses for the six months ended June 30, 2019 increased to $6.6 million from $4.0 million for the six months ended June 30, 2018, an increase of $2.6 million, or 66%. The increase was primarily due to costs incurred to prepare for this offering.

Financial Income

Financial income decreased to $1.3 million for the six months ended June 30, 2019 from $1.6 million for the six months ended June 30, 2018, primarily due to lower cash balances.

Income Tax Expenses

Income tax expenses increased to $0.2 million for the six months ended June 30, 2019 from $0.1 million for the six months ended June 30, 2018. This increase was primarily due to our internal arrangements to reimburse our subsidiaries for the services they render on a cost-plus-margin basis. The net profit at each subsidiary is subject to local income tax and gives rise to minimal amounts of tax expense.

Comparison of the Years Ended December 31, 2018 and December 31, 2017

The following table summarizes our results of operations for the years ended December 31, 2018 and 2017:

	Restated
	Year Ended December 31,
	2018	2017	Change
	(in USD thousands)
Contract revenue	1,140	1,803	(663)
Research and development expenses	(118,313)	(85,530)	(32,783)
General and administrative expenses	(8,768)	(7,943)	(825)
Operating loss	(125,941)	(91,670)	(34,271)
Financial income	2,856	1,031	1,825
Exchange differences	213	825	(612)
Loss before taxes	(122,872)	(89,814)	(33,058)
Income tax expenses	(224)	(48)	(176)
Loss for the year	(123,096)	(89,862)	(33,234)

Contract Revenue

Contract revenue decreased to $1.1 million for the year ended December 31, 2018 from $1.8 million for the year ended December 31, 2017, a decrease of $0.7 million, or 39%. The decrease was due to a lower recognition of deferred revenue. Revenue is recognized over the expected period in which work is performed, in proportion to the related costs. The lower recognition of deferred revenue for the year ended December 31, 2018 was attributable to a pause in patient enrollment in the clinical trial of MEDI3726.

As a result of the recognition of $1.1 million in contract revenue for the year ended December 31, 2018, the non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability in our consolidated balance sheet) decreased to $2.3 million for the year ended December 31, 2018 from $3.5 million for the year ended December 31, 2017.

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2018 and 2017:

	Restated
	Year Ended December 31,
	2018	2017	Change
	(in USD thousands)
External R&D costs	93,185	69,347	23,837
Employee expenses	19,246	11,951	7,295
Administrative and general costs	1,953	1,742	211
Depreciation of property, plant and equipment	330	191	139
Amortization of intangible assets	17	13	4
Impairment of intangible assets	227	—	227
Facility expenses	832	550	282
Travel expenses	1,563	981	582
Laboratory supplies	960	755	204
Research and development expenses	118,313	85,530	32,782

Our research and development expenses increased to $118.3 million for the year ended December 31, 2018 from $85.5 million for the year ended December 31, 2017, an increase of $32.8 million, or 38%. The increase was primarily due to increased clinical trial costs for our lead product candidates, including the commencement of our pivotal Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL and the development of a commercial supply chain for ADCT-402, and to a lesser extent, increased research and development costs for our other product candidates and our research pipeline.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2018 and 2017:

	Restated
	Year Ended December 31,
	2018	2017	Change
	(in USD thousands)
Employee expenses	4,936	4,760	176
Administrative and general costs	3,131	2,630	501
General and administrative costs charged by related parties	38	41	(3)
Depreciation of property, plant and equipment	158	137	21
Amortization of intangible assets	8	—	8
Facility expenses	224	202	21
Travel expenses	273	173	100
General and administrative expenses	8,768	7,943	825

Our general and administrative expenses for the year ended December 31, 2018 increased to $8.8 million from $7.9 million for the year ended December 31, 2017, an increase of $0.8 million, or 10%. The increase was primarily due to an increased number of general and administrative employees and related expenses.

Financial Income

Financial income increased to $2.9 million for the year ended December 31, 2018 from $1.0 million for the year ended December 31, 2017, primarily due to an increased amount of cash on deposit and increased interest rates.

Income Tax Expenses

Income tax expenses increased to $0.2 million for the year ended December 31, 2018 from a minimal amount for the year ended December 31, 2017. This increase was primarily due to our internal arrangements to reimburse our foreign subsidiaries in the United States and the United Kingdom for the services they render on a cost-plus-margin basis. The net profit at each subsidiary is subject to local income tax and gives rise to minimal amounts of tax expense.

Liquidity and Capital Resources

Since inception, we have incurred significant net losses. To date, we have not generated any product revenue and we have financed our operations through equity financings and additional funds provided by collaborations. As of June 30, 2019, we had cash and cash equivalents of $182.2 million.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, compensation and related expenses and other operating expenses, including rent. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with the advancement of our pivotal clinical trials and BLA preparations for our lead product candidates, ADCT-402 and ADCT-301, and the development of our other product candidates and our research pipeline.

We plan to continue to fund our operating needs through the net proceeds of this offering, additional equity financings and/or other forms of financing. We may also pursue strategic collaborations for clinical development and commercialization of our product candidates in various geographical markets. The sale of additional equity would result in additional dilution to our shareholders.

Cash Flows

Comparison of the Six Months Ended June 30, 2019 and June 30, 2018

The following table summarizes our cash flows for the six months ended June 30, 2019 and 2018:

	Six Months Ended June 30,
	2019	2018	Change
	(in USD thousands)
Net cash provided by (used in):
Operating activities	(55,688)	(61,494)	5,806
Investing activities	(1,907)	(531)	(1,376)
Financing activities	100,931	(13)	100,944
Net change in cash and cash equivalents	43,336	(62,038)	105,374

Net Cash Used in Operating Activities

Net cash used in operating activities decreased to $55.7 million for the six months ended June 30, 2019 from $61.5 million for the six months ended June 30, 2018, a decrease of $5.8 million, or 9%. The increase is primarily due to a decrease in CMC costs.

Net Cash Used in Investing Activities

Net cash used in investing activities increased to $1.9 million for the six months ended June 30, 2019 from $0.5 million for the six months ended June 30, 2018, an increase of $1.4 million, or 259%. The increase is primarily due to an increase in investments in intangible assets. Net cash used in investing activities for the six months ended June 30, 2019 and 2018 consisted of payments for purchases of tangible and intangible assets.

Net Cash Provided by / Used in Financing Activities

Net cash provided by financing activities was $100.9 million for the six months ended June 30, 2019 compared to $13 thousand net cash used in financing activities for the six months ended June 30, 2018. Net cash provided by financing activities for the six months ended June 30, 2019 primarily resulted from the issuance and sale of Class E preferred shares.

Comparison of the Years Ended December 31, 2018 and December 31, 2017

The following table summarizes our cash flows for the years ended December 31, 2018 and 2017:

	Restated
	Year Ended December 31,
	2018	2017	Change
	(in USD thousands)
Net cash provided by (used in):
Operating activities	(121,362)	(74,945)	(46,417)
Investing activities	(2,506)	(3,248)	742
Financing activities	(24)	197,239	(197,263)
Net change in cash and cash equivalents	(123,892)	119,046	(242,938)

Net Cash Used in Operating Activities

Net cash used in operating activities increased to $121.4 million for the year ended December 31, 2018 from $74.9 million for the year ended December 31, 2017, an increase of $46.4 million, or 62%. The increase is primarily due to increased research and development activity.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased to $2.5 million for the year ended December 31, 2018 from $3.2 million for the year ended December 31, 2017, a decrease of $0.7 million, or 22%. The decrease is primarily due to decreased investment in intangible assets of $1.0 million. Net cash used in investing activities for the years ended December 31, 2018 and 2017 consisted of payments for purchases of tangible and intangible assets.

Net Cash Provided by / Used in Financing Activities

Net cash used in financing activities was $24 thousand for the year ended December 31, 2018 compared to $197.2 million of net cash provided by financing activities for the year ended December 31, 2017. Net cash provided by financing activities for the year ended December 31, 2017 primarily resulted from the sale of Class E preferred shares.

Operating Capital Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials of, and seek regulatory approval for, our product candidates, including confirmatory clinical trials following any conditional or accelerated approval that our product candidates may receive. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Furthermore, following the completion of this offering, we expect to incur additional costs associated with operating as a public company in the United States. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next       months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the progress, results and costs of our pivotal Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL and our planned pivotal Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL;
•	the progress, results and costs of our clinical trials of ADCT-402 and ADCT-301 for the treatment of other indications and for our other product candidates;

•	the progress, results and costs of any required post-marketing confirmatory clinical trials for any product candidates that receive accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory agencies in other jurisdictions;
•	the scope, progress, results and costs of researching and developing product candidates in our research pipeline, including conducting preclinical studies and clinical trials of such product candidates;
•	the costs of outsourced manufacturing of our product candidates, which are complex biological molecules, for clinical trials and in preparation for regulatory approval and commercialization;
•	the outcome, timing and costs of obtaining regulatory approvals for our product candidates if the requisite clinical trials are successful;
•	the size of the markets for approved indications in territories in which we receive regulatory approval, if any;
•	the timing and costs of commercialization activities for our product candidates, if any are approved for sale, including establishing our sales and marketing capabilities and engaging in the marketing, sales and distribution of our product candidates;
•	the revenue, if any, received from the commercialization of our product candidates, if any are approved for sale;
•	our ability to maintain and establish collaboration, licensing or other arrangements and the financial terms of such agreements;
•	the costs involved in preparing, filing, prosecuting, maintaining, protecting and enforcing our intellectual property rights and claims, including any litigation costs and the outcome of such litigation;
•	the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims;
•	the timing and amount of milestone payments we receive under our collaboration agreements;
•	the costs involved in maintaining and improving the technology we use in our product candidates;
•	our efforts to enhance operational systems and hire additional personnel, including personnel to support the development of our product candidates and to satisfy our obligations as a public company;
•	the effect of competing technological and market developments; and
•	the types of available sources of private and/or public market financing.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, convertible debt financings, strategic collaborations and licensing arrangements. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional strategic collaborations or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us or issue and sell our common shares, which may result in dilution to our shareholders. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

For more information as to the risks associated with our future funding needs, see “Risk Factors.”

Contractual Obligations and Other Commitments

We have entered into various agreements with collaborators, including in-licensing and manufacturing agreements. These agreements provide for us to make milestone and royalty payments that are conditional principally on success, and that are spread over various stages of development and commercialization, including achieving preclinical proof of concept, filing an IND or other regulatory submissions, commencing or completing multiple clinical development stages, obtaining regulatory approval in multiple countries, and achieving various levels of commercial sales. As of December 31, 2018, the aggregate amount of such potential milestone payments, under all such collaboration agreements, was $331.1 million. Of this total, $144.1 million would become payable upon achieving milestones up to and including regulatory approval of a product candidate and $187.0 million would become payable after commencing sales of a product candidate. The timing of these payments, and whether they become due, is conditional on achieving the applicable milestones.

Our only other significant financial contractual obligations are future minimum lease payments under non-cancellable operating leases, which as of December 31, 2018, amounted to $4.4 million.

The following table summarizes our future minimum lease payments under non-cancellable operating leases as of payment due date by period as of December 31, 2018:

	Payments Due By Period(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in USD thousands)
Operating leases	4,378	1,084	2,075	1,088	131
Total(2)	4,378	1,084	2,075	1,088	131
(1)	The amounts of contractual obligations set forth in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.
(2)	Excludes collaboration agreements described in the preceding paragraphs above.

Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In June 2019, we identified an error related to the calculation of the expense charge for our historical share purchase plans, which, in accordance with IFRS 2, were required to be accounted for as if they were share option plans. While the share purchase plans were properly accounted for on the balance sheet, there was a material understatement of the share-based compensation expense, and the related disclosures were incomplete. This required a restatement of our previously issued consolidated financial statements as of and for the years ended December 31, 2018 and December 31, 2017.

The material weakness arose from a lack of effective internal controls to ensure the appropriate accounting policy was applied to the share purchase plans. Specifically, despite accounting policies being in place, there were insufficient procedures and controls to ensure that the policies were appropriately implemented and that there was proper presentation and disclosure within the financial statements. We have taken steps to remediate the material weakness and to enhance our overall control environment, including implementing changes in our internal control over financial reporting with regard to complex accounting matters such as share-based compensation plans.

In addition, as a foreign private issuer, we currently are not required to comply with the Sarbanes-Oxley Act. As a result, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to this material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. See “Risk Factors—Risks Related to Our Common Shares and This Offering—We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our common shares.”

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements or commitments.

Quantitative and Qualitative Disclosures about Market Risk

Our market risk arises primarily from our exposure to fluctuation in currency exchange rates and to a significantly lesser extent, our exposure to interest rate movements.

As of June 30, 2019, we had cash and cash equivalents of $182.2 million, which consisted exclusively of bank and money market deposits. Such interest-earning instruments carry a degree of interest rate risk. However, historical fluctuations of interest income have not been significant and have been principally impacted by the change in our cash balances as opposed to changes in interest rates received on the cash balances.

We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

While we operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs, our foreign exchange risk is minimal. We primarily pay invoices in U.S. dollars and hold cash principally in U.S. dollars. Differences in exchange rates accounted for $0.2 million in income for the year ended December 31, 2018, $0.8 million in income for the year ended December 31, 2017, $0.1 million in loss for the six months ended June 30, 2019 and $0.2 million in income for the six months ended June 30, 2018. A hypothetical 10% change in exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements. For more information, see Note 3.1 to our audited consolidated financial statements included elsewhere in this prospectus.

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations for the periods presented.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of services in the ordinary course of our activities. Revenue is shown net of value-added tax, rebates and discounts and after intra-company sales.

We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition, we perform the following five steps: (i) identify the contract(s) with our customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. We apply the five-step model to contracts only when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to the customer. At contract inception, we assess the goods or services promised within each contract, determine those that are performance obligations and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Performance Obligation Satisfied to the State of Completion—Deferred Contract Revenue Amortization

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized according to the stage of completion of the transaction at the end of the period using the cost input method. Under this method, revenue is recognized in the accounting periods in which the services are rendered. The recognition of revenue on this basis provides full information on the extent of service activity and performance during a period.

To be able to estimate the outcome of a transaction reliably, we must be able to make a reliable estimate of total transaction revenue, the stage of completion and the costs to complete the transaction. The stage of completion is determined as the proportion of the transaction costs incurred for services rendered to date compared to the estimated total transaction costs.

Research and Development Expenses

Research expenditure is recognized in expense in the year in which it is incurred. Internal development expenditure is capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets.” Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the income statement. Where, however, recognition criteria are met, internal development expenditure is capitalized and amortized on a straight-line basis over its useful economic life.

Current, Deferred Income Tax and Tax Credit

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In these cases, the related tax is recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where we and our subsidiaries operate and generate taxable income. We periodically evaluate positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. We establish provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized.

Deferred income tax assets from R&D tax credit carryforwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee Benefits

Pension Obligations

We operate defined benefit and defined contribution pension schemes in accordance with the local conditions and practices in the countries in which we operate. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. A defined contribution plan is a pension plan under which we pay fixed contributions into a separate entity (a fund) and have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to the employees’ service in previous, current and future periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. However, as is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan nevertheless create constructive obligations on the employer to pay further contributions to fund an eventual deficit. This results in the plan being accounted for as a defined benefit plan under IFRS.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity that approximate to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The current service cost of the defined benefit plan, recognized in the income statement in employee benefit expense, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year.

Past service costs, resulting from a plan amendment or curtailment, are recognized immediately in the income statement.

The net interest cost is calculated by applying the discount rate to the net balance of the present value of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expenses in the income statement.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

For defined contribution plans, we pay contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, we have no further payment obligations. The contributions are recognized as employee benefit expenses when they are due and are included in staff costs. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Share-Based Compensation Expense

The fair value of shares or options granted, respectively, under share purchase or share option plans is recognized as an employee share-based compensation expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the shares or options granted:

•	including any market performance conditions (e.g. our share price);
•	excluding the impact of any service and non-market performance vesting conditions (e.g. employee performance targets or remaining our or our subsidiaries’ employee over a specified time period); and
•	including the impact of any non-vesting conditions (e.g. the requirement for employees to save or hold shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, we revise our estimate of the number of options that are expected to vest based on the non-market vesting and service conditions. We recognize the impact of the revision to original estimate, if any, in profit or loss, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited directly to equity.

The application of our accounting policy for share-based compensation is described below for each of our plans. These discussions do not give effect to the Conversion.

2016 Share Purchase Plan

On November 18, 2016, we implemented the 2016 Share Purchase Plan to provide participants the opportunity to buy our shares in accordance with plan rules, which specified the purchase price.

For the years ended December 31, 2018 and 2017, participants acquired 36.0 and 0.0 Class A common shares, respectively. For the six months ended June 30, 2019 and 2018, participants acquired 6.0 and 3.0 Class A common shares, respectively. The 2016 Share Purchase Plan does not oblige us to buy back the shares issued. Participants paid the par value of the Class A common shares in cash and settled the balance between the purchase price and the par value in the form of a promissory note. These promissory notes bear interest and have a term of ten years, and we have the right of recourse. In accordance with IFRS, we have accounted for these share purchases as if they were non-recourse and therefore, in substance, share options. To effect this, we have deemed the strike price to be equal to the purchase price plus accumulated interest up to the expected date of exercise, and the life of the share options to be equivalent to the period remaining until a likely Liquidity Event (as defined herein) and we have offset the amount of outstanding promissory notes against the share premium. A Liquidity Event is the first to occur of four possible events: (i) the acquisition of us by a third-party buyer, (ii) our merger with another entity, (iii) the sale of substantially all our assets to a third-party buyer, or (iv) an initial public offering.

The terms also include leaver provisions, giving us a call right over 100%, 75%, 50% or 25% if the date of termination occurs after the first, second, third or fourth anniversary of the award, respectively. As such, the respective shares vest 25% annually from the date of grant over a four-year period. We have the right to repurchase the shares over a four-year call period. However, we intend to waive this call right for the period after completion of this offering. Since we have not in the past demonstrated any practice of doing so, the plan is considered as equity settled under IFRS 2.

We have used an independent valuation firm to calculate the fair value of the award grants per participant. As our call rights expire 25% annually from the date of grant over a four-year period, we annually take a charge for the entire portion of the award grants that expire in the year and for a portion of the partially-earned award grants for which the call rights have not yet expired, on a pro rata basis. This results in a front-loaded charge to the income statement. In all cases, the charge to the income statement results in a corresponding credit being booked to “Other reserves” within equity.

The contractual term of each award granted is ten years. The cumulative amount credited to “Other reserves” as of December 31, 2018 and 2017 was $3.5 million and $3.1 million, respectively. The expense recognized for services received for the years ended December 31, 2018 and 2017 was $0.4 million and

$0.7 million, respectively. The cumulative amount credited to “Other reserves” as of June 30, 2019 and 2018 was $3.6 million and $3.3 million, respectively. The expense recognized for services received for the six months ended June 30, 2019 and 2018 was $0.1 million and $0.2 million, respectively.

The fair value at grant date is independently determined using an adjusted form of the Black-Scholes option pricing model, taking into account the strike price, the term of the award, the impact of material dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the award and the correlations and volatilities of the shares of peer group companies. The assumptions used in an adjusted form of the Black-Scholes option pricing model for awards granted are as follows:

Year Ended December 31,
	2018	2017
Weighted average share price (in USD)	6,384 to 16,224	—
Strike price (in USD)	31,956 to 32,433	—
Expected volatility (%)	170.0 to 233.10	—
Award life (years)	0.83 to 1.33	—
Expected dividend yield (%)	—	—
Risk-free interest rate (%)	2.32 to 2.60	—

To derive a value for the Class A common share price at grant date, the independent valuers applied an adjusted form of the Black-Scholes option pricing model, which derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security. This approach considered the timing, amount, liquidation preferences and dividend rights of issues of preference shares.

The expected volatility was based on historical volatility and selected volatility determined by median values observed among comparable public companies.

The award life is based on the time interval between the date of grant and the date at which, when making the grant, we expected a Liquidity Event to occur.

2014 Incentive Plan

Under the 2014 Incentive Plan, we may grant options to plan participants entitling them to acquire upon the occurrence of a Liquidity Event a defined number of Class A common shares at a defined strike prices or an equivalent cash amount. The strike price is set by us at the fair market value of the underlying Class A common shares on the date of grant. The awards for senior employees vest 25% annually from the date of grant over a four-year period. In the event that a Liquidity Event takes place before the end of a plan participant’s vesting period, all of the awards granted to that plan participant vest as of the date of the Liquidity Event. In addition, we have granted junior employees share option awards effective January 1, 2017 and 2018, which vest 100% upon the occurrence of a Liquidity Event. Fair value of the awards is measured at each reporting date using an adjusted form of the Black-Scholes option pricing model, taking into account the terms and conditions upon which the awards were granted.

We will be required to settle the awards under the 2014 Incentive Plan upon the occurrence of a Liquidity Event, such as this offering. Upon completion of this offering, we have determined that the awards outstanding under the 2014 Incentive Plan will be settled in common shares rather than in cash. Therefore, the plan has been accounted for as equity settled under IFRS 2.

We have used an independent valuation firm to calculate the fair value of the award grants per participant. Awards vest 25% annually from the date of grant over a four-year period, we annually take a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the income statement. For non-vested awards, we annually take a pro rata charge to the income statement over the period up to the anticipated date of our initial public offering. In all cases, the charge to the income statement results in a corresponding credit being booked to “Other reserves” within equity.

The contractual term of each award granted is ten years. The cumulative amount credited to “Other reserves” with respect to the 2014 Incentive Plan is $1.9 million and $1.8 million as of December 31, 2018 and 2017, respectively. The expense recognized for services received during the years ended December 31, 2018 and 2017 was $0.1 million and $0.3 million, respectively. The cumulative amount credited to “Other reserves” with respect to the 2014 Incentive Plan is $1.9 million and $1.8 million as of June 30, 2019 and 2018, respectively. The expense recognized for services received during the six months ended June 30, 2019 and 2018 was $20 thousand and $0.1 million, respectively.

The fair value at grant date is independently determined using an adjusted form of the Black-Scholes option model that takes into account the strike price, the term of the award, the impact of material dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the award and the correlations and volatilities of the shares of peer group companies.

The assumptions used in an adjusted form of the Black-Scholes option pricing model for awards granted are as follows:

Year Ended December 31,
	2018	2017
Weighted average share price (in USD)	9,933 to 24,062	1,044 to 13,400
Strike price (in USD)	324,292	167,442 / 324,292
Expected volatility (%)	146.40 to 201.90	130.40 to 235.20
Award life (years)	1.02 to 1.75	0.91 to 2.16
Expected dividend yield (%)	—	—
Risk-free interest rate (%)	1.84 to 2.57	0.82 to 1.66

To derive a value for the Class A common share price at grant date, the independent valuers applied an adjusted form of the Black-Scholes option pricing model, which derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security. This approach considered the timing, amount, liquidation preferences and dividend rights of issues of preference shares.

The expected volatility was based on historical volatility and selected volatility was based on median values observed among comparable public companies.

The award life was based on the time interval between the date of grant and the date at which, when making the grant, we expected a Liquidity Event to occur.

2013 Share Purchase Plan

Participants acquired 100.0 Class A common shares pursuant to share purchase agreements executed in September 2013 at a purchase price determined by the board of directors. There is no contractual obligation on our part to buy back the shares issued. Participants paid the par value of the Class A common shares in cash and settled the balance between the purchase price and the par value in the form of a promissory note. These promissory notes bear interest and have a term of ten years, and we have the right of recourse. We had a right to repurchase the shares until December 31, 2015. Given that we did not exercise such right, the plan has been accounted for as equity settled under IFRS 2.

All expenses relating to the 2013 Share Purchase Plan were recognized in the years ended December 31, 2013 to December 31, 2015. The cumulative amount included in “Other reserves” in respect of this plan as of December 31, 2018 and 2017 and as of June 30, 2019 and 2018 was $1.4 million.

Leases

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost and are comprised of the following:

•	the amount of the initial measurement of lease liability;
•	any lease payments made at or before the commencement date less any lease incentives received;
•	any initial direct costs, and
•	restoration costs.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements and Note 3 to our unaudited interim consolidated financial statements for a description of recent accounting pronouncements applicable to our consolidated financial statements.

On January 1, 2019, we adopted IFRS 16, “Leases,” pursuant to which leases are recognized as a right-of-use asset and a corresponding liability at the adoption date. For the six months ended June 30, 2019, we applied the modified retrospective approach, which requires the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulative losses. For the six months ended June 30, 2019, we recorded $5.4 million in right-of-use assets and corresponding lease liability. See Note 3 to our unaudited interim consolidated financial statements for more information.

JOBS Act

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our common shares that are held by non-affiliates exceeds $700.0 million as of the prior June 30th.

BUSINESS

Overview

We are a clinical-stage oncology-focused biotechnology company pioneering the development of highly potent and targeted ADCs for patients suffering from hematological malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using next-generation PBD technology to which we have proprietary rights for our targets. We are leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy to generate a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises three clinical-stage product candidates, ADCT-402, ADCT-301 and ADCT-602. Our solid tumor franchise comprises two clinical-stage product candidates, ADCT-301 and ADCT-601, and two preclinical product candidates, ADCT-701 and ADCT-901. We retain worldwide development and commercialization rights to all of our product candidates, other than ADCT-301 for which we have a collaboration and license agreement with Genmab.

Our two lead product candidates, ADCT-402 and ADCT-301, have demonstrated significant clinical activity in heavily pre-treated patients, while maintaining manageable tolerability profiles. We are evaluating ADCT-402 in a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL. In August 2019, we achieved the targeted enrollment for this clinical trial and, as of August 2, 2019, have observed a 41.7% ORR in the first 96 patients treated with ADCT-402. Previously, we completed a 183-patient Phase 1 clinical trial of ADCT-402 for the treatment of relapsed or refractory NHL that showed a 41.4% ORR in patients with DLBCL at the initial dose for the Phase 2 clinical trial. If the pivotal Phase 2 clinical trial of ADCT-402 is successful, we intend to submit a BLA to the FDA in the second half of 2020. In addition, we have begun patient enrollment in a pivotal Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL. We have completed enrollment of a 133-patient Phase 1 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL and NHL that has shown an 86.5% ORR in patients with HL at the initial dose planned for the Phase 2 clinical trial. We believe that our pivotal Phase 2 clinical trial of ADCT-301, if successful, will support a BLA submission in the first half of 2022.

Antibody drug conjugates are an established therapeutic approach in oncology used to selectively deliver potent chemotherapeutic cytotoxins directly to tumor cells, with the goal of maximizing activity in tumor cells while minimizing toxicity to healthy cells. The antibody component is designed to selectively bind to a distinct antigen preferentially expressed on tumor cells or other cells in the tumor microenvironment. Upon binding to the antigen, most ADC molecules are internalized by the cell where the cytotoxic warhead is released causing cell death.

PBD warheads have a different mechanism of action than other warheads because they create cross-links in the cancer cells’ DNA that do not distort the DNA helix, potentially evading the cells’ natural DNA repair mechanisms. They have been shown preclinically to be approximately 100 times more potent than warheads used in currently marketed ADCs. Our ADCs use next-generation PBD technology, which is designed to produce warheads that are less hydrophobic, causing them to be easier to conjugate and, based on preclinical data, have less off-target toxicity, than first-generation PBD warheads. Preclinical studies have further shown that our next-generation PBD warheads have improved therapeutic indices compared to first-generation PBDs. We believe that this mechanism of action has the potential to allow our ADCs to achieve significant clinical activity and durable responses in difficult-to-treat patients.

We were founded in 2011 as a spinoff from Spirogen, which was founded in 2000 and was an early innovator in PBD-based ADC research. Our co-founder and CEO, Dr. Christopher Martin, was a founder and the CEO of Spirogen until its sale to AstraZeneca plc in 2013. We leverage Dr. Martin’s decades-long experience in the development and evolution of PBD-based ADC research. Our senior management team also brings extensive experience in oncology research and development, clinical development, CMC and regulatory and compliance, having held senior positions in such companies as AstraZeneca plc, Celgene Corporation, Daiichi Sankyo Company, Genentech, Inc., Genmab, and Wyeth Pharmaceuticals, Inc. Our board of directors includes former senior executives of AstraZeneca plc, GlaxoSmithKline plc, Pfizer Inc., F. Hoffmann-La Roche AG and Serono S.A.

Since inception, we have raised $558.6 million in gross cash proceeds from equity financings. Our headquarters are based in Lausanne, Switzerland, our research and development team is based in London, our clinical development team is based in New Jersey and in Lausanne, and our CMC team is based in the San Francisco Bay Area.

Our Pipeline

Our research and development operations have generated a diverse and balanced portfolio. Our hematology franchise comprises three clinical-stage product candidates, ADCT-402, ADCT-301 and ADCT-602. Our solid tumor franchise comprises two clinical-stage product candidates, ADCT-301 and ADCT-601, and two preclinical product candidates, ADCT-701 and ADCT-901. The figure below summarizes key information about our product candidates:

*We believe that our Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL and our Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL are pivotal clinical trials (i.e., a clinical trial intended to serve as the basis for BLA submission). Therefore, we believe that the Phase 3 clinical trials of ADCT-402 for the treatment of relapsed or refractory DLBCL and of ADCT-301 for the treatment of relapsed or refractory HL will be post-marketing confirmatory clinical trials. **We retain worldwide development and commercialization rights to ADCT-301, subject to our collaboration and license agreement with Genmab. See “—License and Collaboration Agreements—Genmab Collaboration and License Agreement.”

In addition, our preclinical research pipeline consists of research programs focused on five ADC targets (one hematological and four solid tumor targets) and ten XDC targets (four hematological and six solid tumor targets), with the goal of selecting clinical candidates for further development. We refer to those targets for which we are exploring the use of non-antibody protein scaffolds and peptides to deliver potent PBD cytotoxins to tumor cells as “XDC targets.”

Strengths

•	We are a pioneer in developing highly potent and targeted PBD-based ADCs. We believe that our team, with decades of experience in this field, is well positioned to advance PBD-based ADCs for the benefit of cancer patients.
•	Our two lead product candidates, ADCT-402 and ADCT-301, have demonstrated strong clinical activity in heavily pre-treated patients, while maintaining manageable tolerability profiles, and we are advancing the clinical development of our lead product candidates to support BLA submissions in DLBCL and HL, respectively, in the second half of 2020 and the first half of 2022, respectively.
•	We are advancing a broad pipeline of four clinical-stage product candidates addressing multiple areas of unmet medical need across hematological malignancies and solid tumors, leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy.
•	We retain worldwide development and commercialization rights to our product candidates, except for ADCT-301 for which we have a collaboration and license agreement with Genmab.

•	Our experienced CMC team is highly proficient in the manufacturing of PBD-based ADCs and has developed a robust commercial supply chain for ADCT-402 that is in the late stages of CMC validation.

Strategy

Our near-term goal is to leverage our expertise in next-generation PBD technology to develop and deliver innovative therapies to patients suffering from severe diseases who lack adequate treatment options, with a focus on oncology and immuno-oncology. Our long-term vision is to broaden the use of our ADCs to an extensive range of hematological and solid tumor indications, while also advancing any approved products through the treatment paradigm to become standard-of-care treatments in earlier lines of therapy. Key elements of our strategy to achieve our near-term goal and long-term vision include:

•	Advance our lead product candidate, ADCT-402, to BLA submission in the second half of 2020. Based on promising results from our 183-patient Phase 1 clinical trial, we are currently evaluating ADCT-402 in a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL, and, if successful, we intend to submit a BLA in the second half of 2020.
•	Advance our second lead product candidate, ADCT-301, to support BLA submission in the first half of 2022. Based on promising results from our 133-patient Phase 1 clinical trial that recently completed enrollment, we expect to evaluate ADCT-301 in a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL that, if successful, may form the basis for a BLA submission in the first half of 2022.
•	Advance our two clinical-stage solid tumor product candidates, with the potential to address multiple indications in areas of high unmet medical need. Our PBD-based ADCs have multiple mechanisms of action that we believe make them suitable for targeting solid tumors. We are therefore evaluating ADCT-301, which targets the CD25-expressing Tregs that are part of the immunosuppressive tumor microenvironment, as a novel immuno-oncology approach for the treatment of various solid tumors. We are also evaluating ADCT-601, which targets AXL-expressing solid tumors, for the treatment of various solid tumors.
•	Continue to build a diverse and balanced portfolio of product candidates to address high unmet medical needs in oncology by leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy. In addition to the lead indications that we are pursuing for ADCT-402 and ADCT-301, we are also evaluating these two product candidates in various other disease settings, such as other NHL indications and, in the case of ADCT-301, multiple solid tumors, both as monotherapies and when used in combination with other therapies. Furthermore, we are advancing our other product candidates, including ADCT-602, and research programs through preclinical and clinical development. To strike an optimized risk-reward balance, we intend to address both hematological malignancies and solid tumors, across both clinically validated and novel cancer targets.
•	Maximize the commercial potential of our product candidates. We currently hold worldwide development and commercialization rights to all of our product candidates, other than ADCT-301 for which we have a collaboration and license agreement with Genmab. We intend to commercialize ADCT-402 in the United States through our own infrastructure and to selectively pursue strategic collaborations in other geographies. We plan to build a U.S. sales and marketing team with a focus on hematologists and oncologists to support the commercialization of ADCT-402, if approved, which will serve as the foundation of our U.S. commercialization efforts for our other product candidates in our hematology franchise.

Overview of Antibody Drug Conjugates

Cancer is a broad group of diseases in which cells divide and grow in an uncontrolled fashion and which are usually classified as either hematological malignancies or solid tumors. In 2018, there were an estimated 18.1 million new cases of cancer and 9.6 million cancer-related deaths. Global spending on cancer treatment surpassed $133 billion in 2017 and is expected to exceed $200 billion by 2022, driven by an aging population and the development of improved treatment options. According to the National Cancer Institute, in the United States, most newly launched cancer treatments were priced at more than $100,000 per patient for one year of treatment.

The most common cancer treatments typically include a combination of surgery, radiation therapy and chemotherapy. In addition, several novel targeted therapies have also been approved. Each of these treatments have certain benefits but also certain limitations and may not be suitable for all patients. ADCs can complement other forms of treatment and are an important part of the cancer treatment paradigm.

Antibody drug conjugates are an established therapeutic approach in oncology used to selectively deliver potent chemotherapeutic cytotoxins directly to tumor cells, with the goal of maximizing activity in tumor cells while minimizing toxicity to healthy cells. An ADC consists of three components: (i) a monoclonal antibody that selectively targets a distinct antigen preferentially expressed on tumor cells or other cells in the tumor microenvironment; (ii) a cytotoxic molecule, often referred to as the toxin or the warhead, that kills the target cell; and (iii) a chemical linker that joins together the antibody and the warhead. The warhead and the linker are together referred to as the payload. The figure below shows the three components of an ADC.

Schematic representation of an ADC, showing its three components.

Because the antibody is designed to selectively target a distinct antigen preferentially expressed on tumor cells or other cells in the tumor microenvironment, an ADC will bind preferentially to those cells that express the specific antigen. Upon binding to the antigen, most ADC molecules are internalized by the cell where the cytotoxic warhead is released through either cleavage of the linker or degradation of the entire antibody by cellular processes. Once a sufficient number of cytotoxic molecules have been released intracellularly, apoptosis occurs when the cell next attempts to replicate.

Components of Antibody Drug Conjugates

Monoclonal Antibodies

The first component of an ADC is the monoclonal antibody, which is a highly specific targeting agent that selectively binds to a distinct antigen preferentially expressed on tumor cells or other cells in the tumor microenvironment. Since ADCs are designed to selectively target an antigen that is expressed in the tumor microenvironment, ADCs have less effect on cells that do not express the target antigen. Due to this specificity, the cytotoxins used in ADCs can be much more potent than those used in traditional chemotherapies, allowing normally systemically intolerable doses of cytotoxins to be directed at tumors.

In an ADC, two significant factors are considered in the selection of the antigen to which the antibody is targeted: (i) the preferential expression on tumor cells or other cells in the tumor microenvironment; and (ii) the level of antigen expression on these cells. As a result, it is generally recognized that high and consistent (i.e., homogeneous) antigen expression throughout the tumor microenvironment correlates with higher efficacy of the ADC. By contrast, the ability to achieve a therapeutic concentration of cytotoxins in the target cell diminishes as the level of antigen expression decreases.

Chemotherapeutic Warheads

The second component of an ADC is the cytotoxic warhead, or the cell-killing toxin. Cytotoxins commonly used in ADCs include tubulin inhibitors, such as maytansines and auristatins, and DNA-damaging toxins, such as calicheamicin. Because a warhead is conjugated to an antibody that selectively targets the tumor microenvironment, ADCs can use cytotoxins at levels that are normally too potent to be used as a stand-alone therapy. Once an ADC is internalized by the target cell, the warhead is released and ultimately causes cell death via a warhead-specific mechanism. Some warheads have the additional ability to diffuse into and kill neighboring cells in the tumor microenvironment. This bystander effect can be useful in enhancing the efficacy of ADCs in tumors with heterogeneous antigen expression by providing a mechanism to kill neighboring tumor cells that do not express the target antigen.

Chemical Linkers

The third component of an ADC is the chemical linker used to attach the warhead to the antibody. The chemical linker directly affects the efficacy, safety and tolerability of an ADC. Before an ADC is internalized by the target cell, it is critical that the chemical linker provides a stable connection between the warhead and the antibody in systemic circulation, as premature release of the warhead can cause significant off-target toxicity. After an ADC is internalized by the target cell, it is critical that the warhead is released from the antibody to promote rapid and efficient cell killing.

Linkers used in ADCs fall into two categories: cleavable and non-cleavable. Cleavable linkers release the warhead intracellularly after proteolytic cleavage of the linker by intracellular enzymes such as cathepsin or after weakening of the linker by the intracellular environment. In contrast, non-cleavable linkers are resistant to this type of cleavage and instead rely on the degradation of the entire antibody. As a result, the released payload in ADCs that use non-cleavable linkers remains attached to a fragment of the antibody, which limits the warhead’s permeability to adjacent cells, reducing the bystander effect and potentially the ADC’s efficacy in tumors with heterogeneous target antigen expression.

Key Strengths and Attributes of Antibody Drug Conjugates

Antibody drug conjugates are an important part of the cancer treatment paradigm for the following reasons:

•	Selective Targeting. Traditional chemotherapies are unable to distinguish between healthy cells and tumor cells. As a result, these therapies typically have a narrow therapeutic window (i.e., the dose range that can treat disease effectively without causing unacceptable toxic side effects). In contrast, ADCs, through their use of antigen-specific antibodies, target tumor cells or other cells in the tumor microenvironment with greater selectivity than do traditional chemotherapies. This selective targeting allows ADCs to use potent cytotoxins at dose levels that otherwise would not be tolerable. As a result, ADCs can represent a highly effective treatment approach while maintaining manageable side effects.
•	Wide Addressable Patient Population. ADCs represent a treatment approach that expands the treatment options available to cancer patients. Many therapies are not appropriate for certain patient populations. For example, surgery is not used when the cancer is widespread, chemotherapy may not be appropriate when the patient is too sick to tolerate or does not respond to available chemotherapeutics, stem cell transplant may not be appropriate when the patient is frail, and some novel targeted therapies such as CAR-T (i.e., a type of treatment in which a patient’s T cells are modified in the laboratory so they will attack cancer cells) may not be appropriate when there is significant comorbidity. As a result of these limitations, there remains a significant unmet medical need for patients for whom other treatment options are inappropriate or ineffective.
•	Potential in Relapsed or Refractory Patients. Traditional therapies typically have limited effectiveness for patients who exhibit relapsed (i.e., the cancer returns after an initial positive response to treatment) or refractory (i.e., the cancer is resistant to treatment) cancers. In contrast, some ADCs have proven efficacious in such patient populations while maintaining a manageable tolerability profile. Therefore, ADCs represent an important part of the cancer treatment paradigm, expanding the treatment options available to patients suffering from relapsed or refractory cancers.

The Antibody Drug Conjugates Landscape

Currently, there are five approved ADCs: (i) brentuximab vedotin (Adcetris®), marketed by Seattle Genetics, Inc. and Takeda Pharmaceutical Company Ltd, (ii) ado-trastuzumab emtansine (Kadcyla®), marketed by Genentech, Inc., (iii) inotuzumab ozogamicin (Besponsa®), marketed by Pfizer Inc., (iv) gemtuzumab ozogamicin (Mylotarg®), marketed by Pfizer Inc., and (v) polatuzumab vedotin (Polivy®), marketed by Genentech, Inc. We believe that the commercial success of previously approved ADCs demonstrates ADCs’ potential to become an important part of the cancer treatment paradigm.

While ADCs are an important part of the cancer treatment paradigm, there are certain challenges in developing ADCs that achieve the optimal therapeutic index (i.e., the balance between efficacy and tolerability). These challenges include (i) developing warheads that are sufficiently potent to target cancers with low or heterogeneous antigen expression without causing unacceptable toxic side effects, (ii) designing linkers that are stable in systemic circulation but that release the warhead once the ADC has been internalized by the target cell, and (iii) creating ADCs that achieve durable responses. We believe that our expertise in ADC research and development and access to next-generation PBD technology enables us to develop ADCs that overcome these challenges.

Our Next-Generation PBD-Based Antibody Drug Conjugates

We develop ADCs that use next-generation PBD warhead technology. Using this technology, we have developed a diverse and balanced portfolio of highly targeted ADCs with potential for improved therapeutic indices that may allow us to broaden the scope of addressable cancer patients for whom treatment with ADCs is feasible or appropriate.

PBDs are a class of antibiotic or anti-tumor molecules. First-generation PBDs, developed in the early 2000s, were originally used as stand-alone chemotherapeutics. They were subsequently explored for use as ADC warheads. However, these first-generation PBD warheads’ hydrophobicity generally resulted in manufacturability issues and they exhibited significant toxicities that resulted in very narrow therapeutic indices. In contrast, our ADCs use next-generation PBD technology, which is designed to produce warheads that are less hydrophobic, causing them to be easier to conjugate and, based on preclinical data, have less off-target toxicity, than first-generation PBD warheads. Through further in-house development of conjugation technology and highly stable linker design, we aim to develop PBD-based ADCs that achieve significant clinical activity and durable responses in difficult-to-treat patients.

Our ADCs use PBD dimer warheads, which are two PBD monomer molecules bonded together. Once inside a target cell, these PBD dimers bind irreversibly to DNA without distorting the double helix, potentially evading DNA repair mechanisms that can otherwise reduce ADCs’ effectiveness. PBD dimers do this by covalently binding two guanines from opposite DNA strands in the minor groove, forming highly cytotoxic interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication, and ultimately resulting in cell death. The figure below shows the mechanism of action of our PBD-based ADCs.

The mechanism of action of our PBD-based ADCs.

We believe that our ADCs, using next-generation PBD technology, have the potential to become an important part of the cancer treatment paradigm due to their following potential benefits:

•	Cytotoxic Potency. The PBD dimer warheads used in our ADCs have been shown preclinically to be approximately 100 times more potent than other warheads used in currently marketed ADCs, such as auristatin, maytansine and calicheamicin. The figure below shows the relative in vitro cytotoxic potency of various ADC warheads and common chemotherapeutics in comparison to a PBD dimer. Despite their potency, however, the PBD dimer warheads used in our ADCs have demonstrated a manageable tolerability profile in our preclinical studies and clinical trials to date.

The relative in vitro cytotoxic potency of various ADC warheads (in red) and common chemotherapeutics (in black) in comparison to a PBD dimer. “IC50” means the drug concentration causing 50% inhibition of the desired activity, and “M” means molar. Source: Spirogen, a subsidiary of AstraZeneca plc.

•	Activity in Tumors with Low-Expressing Targets. Tumor cells typically require a threshold number of warhead molecules to be internalized for efficient cell killing. The high potency of our PBD-based warheads means that, compared to other warheads, fewer molecules of warhead should be needed to be internalized into the cancer cell to kill it. In cancer cells with low levels of antigen expression, ADCs with less potent warheads cannot bind in sufficient quantities to be effective. We believe that the potency of our PBD-based warheads may allow us to develop ADCs that target antigens with low expression levels in the tumor microenvironment, potentially increasing the range of cancers amenable to treatment with ADCs.
•	Durable Responses. Cross-links in DNA occur when an agent reacts with two nucleotides of DNA, forming a covalent linkage between them. The cross-links can occur in the same strand (i.e., intrastrand) or between opposite strands of DNA (i.e., interstrand). Our PBD-based ADCs create interstrand cross-links in the target cells’ DNA. These interstrand cross-links persist in target cells and can lie dormant, potentially for weeks. We believe that this allows our ADCs to target slowly proliferating cancer cells, including cancer stem cells. The persistence of the interstrand cross-links is explained by the fact that these cross-links do not distort the DNA helix. Cells have natural DNA repair mechanisms that detect structural changes to DNA, including those caused by cytotoxic warheads, and repair the DNA back to its original state. Warheads that create intrastrand cross-links, and even some warheads that create interstrand cross-links such as calicheamicin, distort the DNA helix, triggering the cells’ DNA repair mechanisms, thereby reducing their efficacy and leading to drug resistance. As PBD cross-links are non-distortive, they are designed to be able to evade the cells’ DNA repair mechanisms. In addition, tumor cells also induce the expression of certain transporter proteins (i.e., proteins that are able to transport warheads across the membrane outside the tumor cell) or the activation of detoxifying mechanisms that lead to inactive toxins. These potential resistance mechanisms limit traditional ADCs’ efficacy, resulting in limited clinical responses and relapses. Based on data to date, very few resistance mechanisms have been reported for PBDs. We believe that all of these factors may contribute to the durability of the responses that we have observed in our clinical trials.

•	Bystander Effect. The bystander effect occurs when a released warhead is able to diffuse into and kill neighboring cells in the tumor microenvironment, irrespective of those cells’ antigen expression. Upon binding to the target antigen and internalization of our ADCs into the tumor cell, the warhead is designed to induce apoptosis. This is followed by the release of free PBD dimers into the tumor microenvironment. Since our PBD-based warheads are cell-permeable, they may be able to diffuse into adjacent cells and kill them in an antigen-independent manner. We believe that this may allow us to develop ADCs that target antigens with heterogeneous expression levels in the tumor microenvironment, potentially increasing the range of cancers amenable to treatment with ADCs. Once the PBD is released into circulation outside the tumor microenvironment, it is rapidly excreted with a short half-life, thus limiting overall systemic toxicity. We believe that this results in our ADCs’ bystander effect being controlled and generally limited to tumor cells.
•	Immunogenic Cell Death. PBD warheads have been observed to induce immunogenic cell death, whereby a cancer cell’s death expresses certain stress signals that induce the body’s anti-tumor immune response through the activation of T cells and antigen-presenting cells. This opens up the potential for combining our ADCs with other therapies, particularly with immuno-oncology therapies such as checkpoint inhibitors, that are specifically designed to activate the patient’s own immune system to combat cancer.

Our Target Selection Strategy

While PBD warheads offer distinct benefits, they are not suitable for targeting all antigens expressed on a tumor or in the tumor microenvironment. Based on our extensive experience with PBD warheads, we have developed a disciplined target selection strategy, which involves:

•	analysis of the relative overexpression of the target antigen on the membrane of cancer cells (as compared to healthy cells) and other target characteristics, such as internalization (i.e., how rapidly the antigen migrates from the membrane to the inside of the cell), recycling (i.e., whether or not the antigen recycles back to the membrane once internalized) and shedding (i.e., whether the antigen is cleaved off from the membrane to form a soluble antigen sink in the extracellular space and/or circulation) properties;
•	review of whether an ADC that targets the antigen has the potential to address a clear unmet medical need and whether there is an established development path with the potential for accelerated regulatory approval;
•	extensive in-house research and development focused on identifying preclinical in vivo activity and on- and off-target toxicity to determine the therapeutic index of a PBD-based ADC aimed at the antigen target; and
•	determination of the potential product candidate’s placement in the overall risk-reward profile of our portfolio.

Our target selection strategy aims to optimize the balance between risk and reward associated with clinical development and commercialization by covering both hematological and solid tumor indications and both clinically validated and novel cancer targets. Consistent with this strategy, we initially focused on clinically validated targets in hematological indications, as they represented the fastest route to achieve clinical proof of concept. Since then, we have expanded our focus to novel targets and in solid tumor indications.

Since inception, we have evaluated more than 170 targets and are currently pursuing 11 ADC targets and 10 XDC targets for further development. The figure below shows the ADC targets for our current research and development programs.

ADC targets for our current research and development programs, which include both clinically validated and novel cancer targets in both hematological and solid tumor targets. Unlabeled circles represent undisclosed targets.

Our Development Strategy

Once we have selected a target antigen that we believe is suitable for ADC development, we undertake research and development to advance the ADC through clinical development. Our development strategy involves:

•	selecting the clinical product candidate that represents the optimal combination of antibody, linker and PBD dimer. We compare multiple candidates with different combinations of the target-specific antibodies, linkers and linker positions, conjugation chemistry and the PBD warhead. Our objective is to nominate product candidates that exhibit the optimal balance between efficacy and safety in preclinical models.
•	advancing our product candidates through IND-enabling preclinical studies, focusing on rapid execution of required pharmacology studies, non-clinical toxicology and pharmacokinetic studies and cGMP manufacturing of Phase 1 clinical material. Our efficient approach to preclinical development is evidenced by the following:
○	We have consistently completed IND-enabling preclinical studies in 13 to 22 months following selection of the clinical product candidate.
○	Since 2015, we have submitted five INDs and worked with our collaborators to submit two additional INDs for our product candidates.
•	designing clinical trials to efficiently advance our product candidates towards regulatory submission and potential approval. Our clinical trials have the following features:
○	Our Phase 1 clinical trials enroll patients with different cancers that express the target antigen on the tumor cells or other cells in the tumor microenvironment. This allows us to conduct small dose-expansion studies simultaneously with dose-escalation studies, enabling signal searching and dose selection prior to concluding Phase 1 clinical trials. We have successfully used this method in our Phase 1 clinical trials for ADCT-402 and ADCT-301, which resulted in the early identification of DLBCL and HL as the initial indications to pursue in our pivotal Phase 2 clinical trials, respectively. In addition, our approach allows us to identify opportunities that may expand the market opportunity for our product candidates. For example, while we are pursuing DLBCL as the lead indication for ADCT-402, we believe that the data generated from the Phase 1 clinical trial may allow us to more efficiently advance evaluations of ADCT-402 for the treatment of other indications, such as MCL and FL, in pivotal clinical trials.

○	Our Phase 1 clinical trials involve a wide range of dosing regimens. Because the PBD cross-links persist in tumor cells, it is important to find the dose levels and intervals that result in optimal tumor shrinkage while minimizing cumulative toxicities due to accumulation of the cross-links between doses. The wide range of dosing regimens in our Phase 1 clinical trials enables us to select the dose level to be used in pivotal clinical trials without the need for separate dose-range finding studies.
○	Our clinical trials are designed to balance risk and reward by enrolling patients with both cancers that are difficult to treat and those that are more responsive to treatment.
•	encouraging close collaboration between our preclinical and clinical teams. For example, when our clinical team provides emerging pharmacokinetic data to our preclinical team, this strengthens the predictive value of our preclinical animal models when switching between indications, such as from hematological tumors to solid tumors with ADCT-301. Our preclinical team also analyze biomarkers that correlate with patient outcomes taken by our clinical team to monitor their pharmacodynamics effects and to inform patient selection and dosing strategies.

Our Product Candidates

We are leveraging next-generation PBD technology, to which we have proprietary rights for our targets, to develop a diverse and balanced portfolio of product candidates. Our hematology franchise comprises three clinical-stage product candidates, including our lead product candidate, ADCT-402, which we are evaluating in a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL, and our second lead product candidate, ADCT-301, for which we expect to commence a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL in       . Our solid tumor franchise comprises two clinical-stage product candidates and two preclinical product candidates.

Our Hematology Franchise

Our hematology franchise comprises three clinical-stage product candidates for the treatment of various hematological malignancies, including lymphoma and leukemia. The figure below summarizes the clinical-stage product candidates in our hematology franchise.

*We believe that our Phase 2 clinical trial of ADCT-402 for the treatment of relapsed or refractory DLBCL and our Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL are pivotal clinical trials (i.e., a clinical trial intended to serve as the basis for BLA submission). Therefore, we believe that the Phase 3 clinical trials of ADCT-402 for the treatment of relapsed or refractory DLBCL and of ADCT-301 for the treatment of relapsed or refractory HL will be post-marketing confirmatory clinical trials. **We retain worldwide development and commercialization rights to ADCT-301, subject to our collaboration and license agreement with Genmab. See “—License and Collaboration Agreements—Genmab Collaboration and License Agreement.”

The Lymphoma Disease Setting

Lymphoma is a group of several closely related blood cancers that develop in the lymphatic system, an interconnected network of vessels and nodes that circulate a fluid called lymph. The lymph is rich in lymphocytes, a type of white blood cells that help the body fight off infections and other diseases. Lymphoma occurs when lymphocytes become cancerous and are typically classified into two groups: non-Hodgkin lymphoma and Hodgkin lymphoma.

Non-Hodgkin Lymphoma

Non-Hodgkin lymphoma is a heterogeneous group of cancers of the lymphatic system that is characterized by the overproduction and accumulation of lymphocytes, either B lymphocytes (“B cells”) or T lymphocytes (“T cells”). These cancerous lymphocytes travel to and accumulate in other organs, including the lymph nodes, bone marrow and spleen, and disrupt these organs’ normal functioning. In 2018, there were an estimated 125,000 total new cases of NHL in the United States, France, Germany, Italy, Spain and the United Kingdom (“Europe”). The various types of NHL are distinguished by the characteristics of the cancer cells associated with each disease type. The designations “indolent” (i.e., slow growing) and “aggressive” (i.e., fast growing) are often applied to types of NHL based on the diseases’ progression and prognosis. The figure below shows the distribution of NHL in the United States and Europe.

Distribution of Non-Hodgkin Lymphoma in the United States and Europe
Other Non-Hodgkin Lymphoma 35,000
Diffuse Large B-Cell Lymphoma 50,000
T-Cell Lymphoma 11,000
Mantle Cell Lymphoma 6,000
Follicular Lymphoma 23,000

The distribution of NHL in the United States and Europe. Figures represent the estimated total number of new cases of the respective diseases in 2018.

Diffuse Large B-Cell Lymphoma

Diffuse large B-cell lymphoma is an aggressive type of NHL that develops from the B cells in the lymphatic system. It is the most common type of NHL, with an estimated 50,000 total new cases of de novo or transformed DLBCL in the United States and Europe in 2018. If left untreated, DLBCL is rapidly fatal.

Treatments for DLBCL can be divided into first-line, second-line and third-line and later therapies. The figure below shows the current DLBCL treatment landscape.

Current DLBCL treatment landscape. Patient population data presented are for the United States, France, Germany, Italy, Spain and the United Kingdom. Not all relapsing patients will receive treatment. The blue box represents the initial potential addressable patient population for ADCT-402, if approved as a third-line therapy. The green boxes represent the potential addressable patient population for ADCT-402, if approved as a second-line therapy in combination with other therapies.

First-line therapy generally involves chemotherapy with a rituximab backbone, such as R-CHOP (i.e., a chemotherapy regimen consisting of cyclophosphamide, doxorubicin hydrochloride, vincristine sulfate and prednisone, plus rituximab). Although first-line therapy is effective in some patients, approximately 40% of patients require second-line therapy.

Second-line therapy depends on whether the patient is eligible for stem cell transplant. Eligibility is determined by a patient’s physical fitness and response to high-dose salvage chemotherapy. For the patients who are ineligible for stem cell transplant, second-line therapy involves chemotherapy. Of the approximately 40% of patients that require treatment in the second-line setting, approximately 70% will relapse.

Approximately 20% of patients diagnosed with DLBCL will receive third-line therapy. Current third-line therapies include CAR-T. However, given its serious and potentially fatal side effects, such as cytokine release syndrome and neurological toxicity, patients who are ineligible to receive autologous stem cell transplant as a second-line therapy will likely also be ineligible to receive CAR-T. Other third-line therapies include allogeneic stem cell transplant (i.e., transplant involving a healthy donor’s stem cells) and chemotherapy using small molecules. However, given that stem cell transplant requires patients to be physically fit, the proportion of eligible patients is small. Furthermore, the efficacy of chemotherapy regimens is limited, with the majority of patients failing to achieve a durable response. Recently, Polivy®, a CD79b-directed ADC, received accelerated approval for third-line use in combination with bendamustine and a rituximab product. Despite this, however, the limited treatment options and generally poor outcomes observed in patients with relapsed or refractory DLBCL highlights the urgent need for alternative treatment strategies. We are developing ADCT-402 to address this unmet medical need.

The table below presents information about the competitive landscape of approved treatments and treatments in development for relapsed or refractory DLBCL:

Treatment	Relapsed or Refractory DLBCL Patients Excluded	Response Rate*			Duration of Response* (months)	Common Grade ≥3 TEAEs* (%)
		Complete Response	Partial Response	Overall Response Rate	Median (CR Patients / PR Patients)
Polatuzumab vedotin (Polivy®)***	**	15%	37%	52%	5.2 (** / **)	Neutropenia (40%) Thrombocytopenia (18%)
MOR208***	**	6%	20%	26%	20.1 (** / **)	Neutropenia (17%)
Polatuzumab vedotin (Polivy®) in combination with rituximab plus bendamustine	SCT ineligible; transformed DLBCL	50%	13%	63%	** (** / **)	Neutropenia (42%) Thrombocytopenia (40%) Anemia (24%) Pneumonia (16%) Lymphopenia (13%)
MOR208 in combination with lenalidomide***	SCT ineligible; 1-3 prior lines of therapy; double-hit and triple- hit DLBCL	43%	17%	60%	21.7 (** / **)	Neutropenia (48%) Thrombocytopenia (17%) Febrile neutropenia (13%)

Information about the competitive landscape for the treatment of relapsed or refractory DLBCL. *Response rate data, duration of response data and TEAEs data are derived from different clinical trials conducted at different points in time: polatuzumab vedotin (Polivy®) (NCT01290549); MOR208 (NCT01685008); polatuzumab vedotin (Polivy®) in combination with rituximab plus bendamustine (NCT02257567); and MOR208 in combination with lenalidomide (NCT02399085). Clinical trials vary in clinical trial design and patient inclusion criteria. Head-to-head clinical trials of these treatment options have not been conducted. **Not reported. ***Treatments that have not been approved.

Follicular Lymphoma

Follicular lymphoma is an indolent type of NHL that develops from B cells in the lymphatic system. It is the second most common type of NHL, with an estimated 23,000 total new cases in the United States and Europe in 2018. FL is a highly variable disease, with uncertain prognosis and varying periods of progression.

Common therapies for FL include R-CHOP and R-CVP (i.e., a chemotherapy regimen consisting of cyclophosphamide, vincristine sulfate and prednisone, plus rituximab). Although first-line therapy is effective in some patients, approximately 45% of patients require second-line therapy. These patients have limited treatment options. Generally, intensive chemotherapy regimens are not acceptable due to their toxicity, but less intensive chemotherapy regimens are not effective in such patients. The limited treatment options and generally poor outcomes observed in patients with relapsed or refractory FL highlights the urgent need for alternative treatment strategies. We are developing ADCT-402 to address this unmet medical need.

Mantle Cell Lymphoma

Mantle cell lymphoma is an aggressive type of NHL that develops from B cells in the mantle zone of the lymphatic system. It is a rare type of NHL, with an estimated 6,000 total new cases in the United States and Europe in 2018. If left untreated, MCL is rapidly fatal.

Common therapies for MCL include R-CHOP or R-DHAP (i.e., a chemotherapy regimen consisting of dexamethasone, cytarabine and cisplatin, plus rituximab). Although first-line therapy is effective in some patients, approximately 70% of patients require second-line therapy. These patients have limited treatment options. The efficacy of current second-line therapies is limited, with the majority of patients failing to achieve a durable response. The limited treatment options and generally poor outcomes observed in patients with relapsed or refractory MCL highlights the urgent need for alternative treatment strategies. We are developing ADCT-402 to address this unmet medical need.

T-Cell Lymphoma

T-cell lymphoma is a group of aggressive NHLs that develops from the T cells of the lymphatic system. They are a rare type of NHL, with an estimated 11,000 total new cases in the United States and Europe in 2018. T-cell lymphoma comprises a diverse group of diseases with differing prognoses.

Common therapies for T-cell lymphoma include chemotherapy, such as CHOP (i.e., a chemotherapy regimen consisting of cyclophosphamide, doxorubicin hydrochloride, vincristine sulfate and prednisone) and CHOP-like regimens alone or in combination with other approved chemotherapeutics. Although first-line therapy is effective in some patients, approximately 70% of patients require second-line therapy. These patients have limited treatment options. The efficacy of current second-line therapies is limited, with the majority of patients failing to achieve a durable response. The National Comprehensive Cancer Network guidelines suggest that relapsed or refectory patients enroll in clinical trials, rather than receive treatment via standard therapy. In our experience, investigators have repeatedly stressed that novel therapies that are able to achieve an ORR above 40% are highly relevant and warrant further clinical development. The limited treatment options and generally poor outcomes observed in patients with relapsed or refractory T-cell lymphoma highlights the urgent need for alternative treatment strategies. Therefore, there is a significant unmet medical need for patients with relapsed or refractory T-cell lymphoma. We are developing ADCT-301 to address this unmet medical need.

Hodgkin Lymphoma

Hodgkin lymphoma is a rare but highly curable type of neoplasm of the lymph nodes. These lymphoid malignancies travel to other organs, such as the liver, lungs and bone marrow, and disrupt these organs’ normal functioning. In 2015, there were an estimated 16,500 total new cases of HL in the United States and Europe. Patients diagnosed with HL generally have good prognoses, with a five-year overall survival rate of approximately 87%.

Treatments for HL can be divided into first-line, second-line and third-line and later therapies. The figure below shows the current HL treatment landscape.

Current HL treatment landscape. Patient population data presented are for the United States, France, Germany, Italy, Spain and the United Kingdom. Not all relapsing patients will receive treatment. The blue box represents the initial potential addressable patient population for ADCT-301, if approved as a third-line therapy. The green boxes represent the potential addressable patient population for ADCT-301, if approved as a second-line therapy in combination with other therapies.

First-line therapy generally involves ABVD (i.e., a chemotherapy regimen consisting of doxorubicin, bleomycin (which may be substituted by Adcetris®, a CD30-directed ADC), vinblastine and dacarbazine), which may be combined with radiotherapy. Although first-line therapy is effective in most patients, approximately 15-20% of patients require second-line therapy.

Second-line therapy depends on whether the patient is eligible for stem cell transplant. Eligibility is determined by the patient’s physical fitness and response to salvage chemotherapy regimens not received in first-line therapy. For the patients who are ineligible for stem cell transplant, second-line therapy involves a chemotherapy regimen not already administered or Adcetris®, with or without bendamustine. Of the approximately 15% of patients that require treatment in the second-line setting, approximately 50% will relapse.

Approximately 8% of patients diagnosed with HL will receive third-line therapy. Current third-line therapies include an alternative chemotherapy regimen not previously used or immunotherapy with Adcetris®. Although Adcetris® and checkpoint inhibitors have achieved relatively high ORRs compared to traditional chemotherapy regimens, these therapies are moving into earlier lines of treatment. Other third-line chemotherapy regimens involving bendamustine, everolimus or lenalidomide have only shown limited efficacy. Other therapies include allogeneic stem cell transplantation. However, given that stem cell transplant requires patients to be physically fit, the proportion of eligible patients is small. The limited treatment options and generally poor outcomes observed in patients with relapsed or refractory HL highlights the urgent need for alternative treatment strategies. We are developing ADCT-301 to address this unmet medical need.

The Leukemia Disease Setting

Leukemia is a group of several closely related blood cancers that develop in the bone marrow. Once the marrow cell undergoes a leukemic change, the leukemia cells may grow and survive better than healthy cells. Over time, the leukemia cells crowd out or suppress the development of healthy cells. Leukemia is classified into four groups: acute lymphoblastic leukemia, chronic lymphocytic leukemia, acute myeloid leukemia and chronic myeloid leukemia.

Acute Lymphoblastic Leukemia

Acute lymphoblastic leukemia is an aggressive form of blood cancer, characterized by the overproduction and accumulation of cancerous, immature white blood cells, known as leukemic blasts. These leukemic blasts are overproduced in the bone marrow affecting the synthesis of normal blood cells, causing a decrease in red blood cells, platelets and normal white blood cells. In 2016, there were an estimated 9,000 total new cases of ALL in the United States and Europe. ALL develops rapidly throughout the bone marrow and peripheral blood within a few days or a few weeks of the first symptoms. If left untreated, ALL is rapidly fatal.

Common therapies for ALL include multidrug chemotherapy regimens using available generic chemotherapeutics. Although first-line therapy is effective in some patients, approximately 30%-40% of patients require second-line therapy. For these patients, treatment options include targeted therapies such as tisagenlecleucel (Kymriah®), a CD19-directed genetically modified autologous T cell immunotherapy, blinatumomab (Blincyto®), a bispecific T-cell engager targeting CD19, and Besponsa®, a CD22-directed ADC. However, there remains a significant unmet medical need for patients who exhibit relapsed or refractory ALL due to the heterogeneity of and the existence of different subgroups within ALL. We are developing ADCT-602 to address this unmet medical need.

ADCT-402: PBD-Based ADC Targeting CD19

Overview

Our lead product candidate, ADCT-402, or loncastuximab tesirine, is an ADC targeting CD19-expressing cancers. We are developing ADCT-402 for the treatment of relapsed or refractory NHL, both when used as a monotherapy and when used in combination with other therapies. The following summary provides key information about ADCT-402:

•	We have completed a 183-patient Phase 1 clinical trial of ADCT-402 for the treatment of relapsed or refractory NHL, including 137 patients with relapsed or refractory DLBCL. In this clinical trial, ADCT-402 demonstrated significant clinical activity, while maintaining a manageable tolerability profile. More specifically, we observed:
○	in heavily pre-treated patients with relapsed or refractory DLBCL who have received a median of three prior lines of therapy:
•	a 42.3% ORR across all doses;
•	a 41.4% ORR at the initial dose in our pivotal Phase 2 clinical trial;
○	a 46.7% ORR in heavily pre-treated patients with relapsed or refractory MCL who have received a median of four prior lines of therapy; and
○	a 78.6% ORR in heavily pre-treated patients with relapsed or refractory FL who have received a median of four prior lines of therapy.
•	ADCT-402 is being evaluated in a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL, for which we anticipate reporting response rate data in the second quarter of 2020.
○	As of August 2, 2019, we observed a 41.7% ORR in the first 96 patients treated with ADCT-402.
•	ADCT-402 is also being evaluated in a Phase 1b clinical trial in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and mantle cell lymphoma (“MCL”), for which we anticipate reporting safety and efficacy data in the fourth quarter of 2020.
•	In addition, ADCT-402 is being evaluated in a Phase 1b clinical trial in combination with durvalumab for the treatment of relapsed or refractory DLBCL, MCL and follicular lymphoma (“FL”), for which we anticipate reporting safety and efficacy data in the fourth quarter of 2020.
•	If our pivotal Phase 2 clinical trial is successful, we intend to submit a BLA for ADCT-402 for the treatment of relapsed or refractory DLBCL in the second half of 2020.

Of the estimated 50,000 total patients diagnosed with DLBCL each year in the United States and Europe, approximately 40% will exhibit relapsed or refractory DLBCL. We believe that the treatment of relapsed or refractory DLBCL remains an area of high unmet medical need. We expect that we would launch ADCT-402, if approved, as a third-line therapy for the treatment of DLBCL. As there is currently no leading therapeutic option for this patient population, we estimate that the initial addressable patient population is approximately 10,000 patients per year in the United States and Europe. One recent entrant into third-line therapy for DLBCL is CAR-T, which, while having demonstrated strong efficacy, is associated with significant toxicity and cost, limiting its market acceptance and accessibility. Recently, Polivy® received accelerated approval for third-line use in combination with bendamustine and a rituximab product. However, we believe that there remains a significant opportunity for ADCT-402 as a third-line therapy for the treatment of DLBCL, if approved. In addition, we are undertaking two combination trials of ADCT-402 with ibrutinib and with durvalumab, respectively, which, if successful, may enable ADCT-402 to be used as a second-line therapy for the treatment of DLBCL in combination with these therapies, which may increase the addressable patient population to approximately 20,000 patients per year in the United States and Europe.

In addition to DLBCL, we are evaluating ADCT-402 for the treatment of relapsed or refractory FL and MCL in combination with other therapies. Of the estimated 23,000 total patients diagnosed with FL each year in the United States and Europe, approximately 45% will exhibit relapsed or refractory FL. Of the estimated 6,000 total patients who are diagnosed with MCL each year in the United States and Europe, approximately 70% will exhibit relapsed or refractory MCL. We believe that the treatment of relapsed or refractory FL and MCL remain areas of high unmet medical need. We intend to develop ADCT-402 as a therapeutic option for relapsed or refractory MCL and FL to address the high unmet medical needs of these patient populations.

Structure and Mechanism of Action

ADCT-402 is composed of a humanized monoclonal antibody (RB4v1.2) directed against human CD19 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to a CD19-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. The figure below shows the structure of ADCT-402.

Visual representation of ADCT-402.

The human CD19 antigen is involved in the recognition, binding and adhesion processes of cells, mediating direct interactions between surfaces of different cell types and pathogen recognition. CD19 is expressed only on B cells (i.e., a type of white blood cell that plays a significant role in protecting the body from infection by producing antibodies) throughout all stages of B cell development and differentiation. Its expression is maintained in high levels in hematologic B cell malignancies, including NHL and certain types of leukemia. For example, CD19 is expressed in activated B cells and memory B cells in DLBCL, in naïve B cells in MCL, and in memory B cells in FL.

We believe that CD19 is an attractive target for ADCs developed to treat hematological malignancies for the following reasons:

•	CD19 is a clinically validated target for the treatment of B cell malignancies.
•	CD19 is expressed in B cell lineage at an earlier stage compared to CD20, which is another well-known target for the treatment of hematological malignancies.
•	The CD19 antigen is rapidly internalized by the cell. Therefore, it is an effective target for ADC therapy since ADCs bind only to antigens on the cell surface and the ADCs must be internalized to release the warhead inside the cell.
•	The CD19 antigen does not shed into the circulation. Therefore, there are no, or very low, levels of soluble CD19 to compete for binding of the ADC.

Phase 1 Clinical Trial in Relapsed or Refractory Non-Hodgkin Lymphoma

We have conducted a Phase 1, open-label, dose escalation and dose expansion clinical trial of the safety and tolerability of ADCT-402, used as monotherapy, in 183 patients with relapsed or refractory B-cell lineage NHL, which includes de novo and transformed DLBCL, FL, chronic lymphocytic leukemia, MCL, marginal zone B-cell lymphoma, Burkitt’s lymphoma and lymphoplasmacytic lymphoma (collectively, “B-NHL”). We conducted the clinical trial at 12 sites in the United States and Europe, pursuant to an IND accepted by the FDA in December 2015. The first patient was dosed in March 2016. The results of the clinical trial showed encouraging anti-tumor activity and manageable tolerability profile in patients with relapsed or refractory B-NHL. The clinical trial’s design and our main findings are summarized below.

Clinical Trial Design

The primary objectives of the dose escalation stage of the clinical trial were to (i) evaluate the safety and tolerability, and determine, as appropriate, the maximum tolerated dose (“MTD”) of ADCT-402 in patients with relapsed or refractory B-NHL and (ii) determine the recommended dose(s) of ADCT-402 for the dose expansion stage of the clinical trial. The primary objective of the dose expansion stage was to evaluate the safety and tolerability of ADCT-402 at the dose level(s) recommended from the results of the dose escalation stage. The secondary objectives of the clinical trial were to (i) evaluate the clinical activity of ADCT-402, as measured by ORR, DoR, overall survival (“OS”) and progression-free survival (“PFS”), (ii) characterize the pharmacokinetic profile of ADCT-402 and the free warhead SG3199 and (iii) evaluate anti-drug antibodies (“ADAs”) in patients’ blood before, during and after treatment with ADCT-402.

The clinical trial enrolled patients with pathologically confirmed relapsed or refractory B-NHL who had failed or were intolerant to established therapy or for whom no other treatment options were available. Of the 183 patients who participated in the clinical trial, 139 patients were diagnosed with relapsed or refractory DLBCL, 15 patients were diagnosed with relapsed or refractory MCL, 14 patients were diagnosed with FL and the remaining 15 patients were diagnosed with other forms of relapsed or refractory B-NHL. The median age of the patients was 63, the minimum age was 20 and the maximum age was 87. The table below presents information about the patients’ prior lines of therapy.

Patient Characteristics
Number of previous chemotherapies received, median (minimum, maximum)		3 (1,13)
Response to first-line chemotherapy, n (%)	Relapsed	115 (62.8)
	Refractory	43 (23.5)
Response to last-line chemotherapy, n (%)	Relapsed	66 (36.1)
	Refractory	109 (59.6)
Prior stem cell transplant, n (%)	Yes	42 (23.0)
	No	141 (77.0)

Information about the patients’ prior lines of therapy.

In the dose escalation stage, patients received intravenous infusions of ADCT-402, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose was 15 µg/kg and the highest allowed dose was planned at 300 µg/kg. Dose escalation was conducted using a 3+3 design with oversight by a Dose Escalation Steering Committee (“DESC”). In the dose expansion stage, patients received 120 µg/kg and 150 µg/kg doses on the first day of each 21-day treatment cycle. The dose levels were determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. In this clinical trial, response to treatment was determined as complete response (“CR”), partial response (“PR”), stable disease (“SD”) or progressive disease (“PD”), based on the 2014 Lugano Classification Criteria.

Clinical Trial Results

Diffuse Large B-Cell Lymphoma

For patients with relapsed or refractory DLBCL (n=139), the median prior lines of therapy received was three. The median number of treatment cycles received was two and the maximum number of treatment cycles received was 13. The median duration of treatment was 64 days.

The main observed safety and tolerability findings in patients with relapsed or refractory DLBCL were as follows:

•	The MTD was not reached in the dose escalation stage.

•	Grade ≥3 TEAEs were reported in 108 patients, or 77.7% of patients. The table below presents the most common Grade ≥3 TEAEs that were reported in more than 5% of patients.
Grade ≥3 TEAEs*, n (%)	Dose Levels
	≤90 µg/kg (n=10)	120 µg/kg (n=32)	150 µg/kg (n=70)	200 µg/kg (n=27)	All Doses (n=139)
Gamma-glutamyltransferase increased	1 (10.0)	7 (21.9)	12 (17.1)	7 (25.9)	27 (19.4)
Anemia	2 (20.0)	3 (9.4)	11 (15.7)	3 (11.1)	19 (13.7)
Neutrophil count decreased**	1 (10.0)	4 (12.5)	8 (11.4)	6 (22.2)	19 (13.7)
Platelet count decreased**	0 (0.0)	2 (6.3)	6 (8.3)	6 (22.2)	14 (10.1)
Disease progression	0 (0.0)	2 (6.3)	8 (11.4)	0 (0.0)	10 (7.2)
Hypokalemia	0 (0.0)	0 (0.0)	8 (11.4)	1 (3.7)	9 (6.5)
Alkaline phosphatase increased	1 (10.0)	3 (9.4)	3 (4.3)	1 (3.7)	8 (5.8)
Lymphocyte count decreased	0 (0.0)	2 (6.3)	4 (5.7)	2 (7.4)	8 (5.8)
Alanine aminotransferase increased	0 (0.0)	2 (6.3)	3 (4.3)	2 (7.4)	7 (5.0)
Fatigue	0 (0.0)	2 (6.3)	2 (2.9)	3 (11.1)	7 (5.0)
White blood cell count decreased	0 (0.0)	2 (6.3)	3 (4.3)	2 (7.4)	7 (5.0)
Patients with any Grade ≥3 TEAEs	4 (40.0)	24 (75.0)	56 (80.0)	24 (88.9)	108 (77.7)

The most common Grade ≥3 TEAEs for various administered dose levels. *Grade refers to the severity of the adverse event, with grade 1 adverse events generally including mild or asymptomatic conditions or clinical or diagnostic observations only, grade 2 adverse events generally including moderate events or minimal, local or non-invasive intervention events, grade 3 adverse events generally including severe or medically significant events that are not immediately life-threatening, events requiring hospitalization or prolongation of hospitalization or disabling events and grade 4 adverse events generally including life-threatening consequences or urgent intervention events. **Based on laboratory abnormality reporting.

•	TEAEs in 26 patients, or 18.7% of patients, led to treatment discontinuation.

In our analysis, we highlight certain efficacy data for dose levels above ≥120 µg/kg because (i) 120 µg/kg was the dose level at which the first significant activity signal was observed and (ii) the majority of the patients were treated at dose levels ≥120 µg/kg. The main observed efficacy findings from the Phase 1 clinical trial in patients with relapsed or refractory DLBCL were as follows:

•	Across all dose levels, 32 patients, or 23.4% of patients, achieved a complete response and another 26 patients, or 19.0% of patients, achieved a partial response, resulting in an ORR of 58/137, or 42.3%. At dose levels ≥120 μg/kg, 31 patients, or 24.4% of patients, achieved a complete response and another 25 patients, or 19.7% of patients, achieved a partial response, resulting in an ORR of 56/127, or 44.1%. In our post-hoc subset analysis that excluded patients with double-hit or triple-hit disease and patients with primary refractory and early relapsed disease, at dose levels ≥120 μg/kg, 18 patients, or 45.0% of patients, achieved a complete response and another 8 patients, or 20.0% of patients, achieved a partial response, resulting in an ORR of 26/40, or 65.0%. The tables below show the response rate data and the effect of tumor characteristics, age and response to prior therapy on response rate data at dose levels ≥120 µg/kg.
Best Overall Response, n (%)	Dose Levels
	≤90 µg/kg (n=10)	120 µg/kg (n=32)	150 µg/kg (n=70)	200 µg/kg (n=25)	All Doses (n=137)
Complete response (CR)	1 (10.0)	6 (18.8)	15 (21.4)	10 (40.0)	32 (23.4)
Partial response (PR)	1 (10.0)	8 (25.0)	14 (20.0)	3 (12.0)	26 (19.0)
Stable disease	2 (20.0)	7 (21.9)	12 (17.1)	2 (8.0)	23 (16.8)
Progressive disease	6 (60.0)	10 (31.3)	28 (40.0)	10 (40.0)	54 (39.4)
Not evaluable	0 (0.0)	1 (3.1)	1 (1.4)	0 (0.0)	2 (1.5)
Overall response rate (CR + PR)	2 (20.0)	14 (43.8)	29 (41.4)	13 (52.0)	58 (42.3)

Response rate data. “Not evaluable” means that the patient met the criteria for inclusion in the efficacy analysis set, but the only scan obtained for disease assessment was indeterminate. As specified in the protocol definition of the efficacy analysis set, two patients were excluded from the efficacy analysis as they only received a single dose of study drug and did not have documented progression of disease at any point.

Tumor Characteristics		Overall Response Rate, responders/total (%)
Bulky disease*	Absent	52/109 (47.7)
	Present	4/18 (22.2), including 2/18 (11.1) CR
Double-hit or triple-hit disease**	Absent	51/105 (48.6)
	Present	5/22 (22.7), including 3/22 (13.6) CR
Transformed disease***	No	40/96 (41.7)
	Yes	16/31 (51.6), including 9/31 (29.0) CR
Age	Overall Response Rate, responders/total (%)
Less than 65	25/69 (36.2), including 16/69 (23.2) CR
65-74	18/36 (50.0), including 11/36 (30.6) CR
More than 74	13/22 (59.1), including 4/22 (18.2) CR
Response to Prior Therapy		Overall Response Rate, responders/total (%)
Response to first-line therapy	Complete response	32/49 (65.3)
	Partial response	12/33 (36.4)
	Overall response rate	44/82 (53.7)
	No response	12/44 (27.3)
Response to most recent therapy	Complete response	16/21 (76.2)
	Partial response	9/24 (37.5)
	Overall response rate	25/45 (55.6)
	No response	31/82 (37.8)

Overall response rate data by various baseline patient characteristics at dose levels ≥120 µg/kg. *Bulky disease is recorded for patients whose cancerous masses measure at least 10 cm in diameter. **Double-hit and triple-hit DLBCL are rare subtypes of DLBCL characterized by two or three recurrent chromosome translocations and are generally associated with poor prognosis. ***Transformed disease is recorded for patients who had another type of lymphoma that progressed to become DLBCL.

•	Across all dose levels, the median DoR was not reached for patients who achieved a complete response (indicating that more than half of the patients continued to show a complete response as of their most recent assessment) and 2.86 months for patients who achieved a partial response, for an overall DoR of 4.47 months. At dose levels ≥120 µg/kg, the median DoR was not reached for patients who achieved a complete response (indicating that more than half of the patients continued to show a complete response as of their most recent assessment) and was 2.69 months for patients who achieved a partial response, for an overall DoR of 4.17 months. In our post-hoc subset analysis that excluded patients with double-hit or triple-hit disease and patients with primary refractory and early relapsed disease, at dose levels ≥120 μg/kg, the median DoR was 10.6 months for patients who achieved a complete response and was 2.1 months for patients who achieved a partial response, for an overall DoR of 4.1 months. The figure below shows the DoR by response at dose levels ≥120 µg/kg.

Duration of response by response at dose levels ≥120 µg/kg.

Mantle Cell Lymphoma

For patients with relapsed or refractory MCL (n=15), the median prior lines of therapy received was four. The median number of treatment cycles received was two and the maximum number of treatment cycles received was 11. The median duration of treatment was 65 days.

The main observed safety and tolerability findings in patients with relapsed or refractory MCL were similar in nature, frequency and severity to those in patients with relapsed or refractory DLBCL. The main observed efficacy findings from the Phase 1 clinical trial in patients with relapsed or refractory MCL were as follows:

•	Across all dose levels, five patients, or 33.3% of patients, achieved a complete response and another two patients, or 13.3% of patients, achieved a partial response, resulting in an ORR of 7/15, or 46.7%.
•	The median DoR was not reached (indicating that more than half of the patients continued to show a complete response as of their most recent assessment).

Follicular Lymphoma

For patients with relapsed or refractory FL (n=14), the median prior lines of therapy received was four. The median number of treatment cycles received was three and the maximum number of treatment cycles received was 12. The median duration of treatment was 79 days.

The main observed safety and tolerability findings in patients with relapsed or refractory FL were similar in nature, frequency and severity to those in patients with relapsed or refractory DLBCL. The main efficacy findings from the Phase 1 clinical trial in patients with relapsed or refractory FL were as follows:

•	Across all dose levels, nine patients, or 64.3% of patients, achieved a complete response and another two patients, or 14.3% of patients, achieved a partial response, resulting in an ORR of 11/14, or 78.6%.
•	The median DoR was not reached (indicating that more than half of the patients continued to show a complete response as of their most recent assessment).

Pivotal Phase 2 Clinical Trial in Relapsed or Refractory Diffuse Large B-Cell Lymphoma

We are currently conducting a Phase 2, multi-center, open-label, single-arm clinical trial to evaluate the safety and efficacy of ADCT-402 in patients with relapsed or refractory DLBCL, as defined according to the 2016 World Health Organization classification to include DLBCL not otherwise specified, primary mediastinal large B-cell lymphoma and high-grade B-cell lymphoma. We are conducting the clinical trial at 37 sites in the United States and Europe, pursuant to an IND accepted by the FDA in December 2015 and an additional protocol submitted in April 2018. The first patient was dosed in August 2018. We anticipate reporting response rate data in the second quarter of 2020. The clinical trial’s design is summarized below.

Clinical Trial Design

The primary objective of the Phase 2 clinical trial is to evaluate the efficacy of ADCT-402 in patients with relapsed or refractory DLBCL, measured by ORR based on the 2014 Lugano Classification Criteria. The secondary objectives are to (i) characterize the safety profile of ADCT-402, (ii) characterize the pharmacokinetic profile of ADCT-402, (iii) evaluate the immunogenicity of ADCT-402 and (iv) evaluate the impact of ADCT-402 treatment on health-related quality of life (“HRQoL”).

The clinical trial enrolled patients with pathologically confirmed relapsed or refractory DLBCL who have previously received two or more multi-agent systemic treatment regimens. In August 2019, we enrolled 140 patients and achieved the targeted enrollment for this clinical trial. On May 1, 2019, as part of the interim analysis for futility, we analyzed the safety and efficacy data for the first 52 patients in the clinical trial. On August 2, 2019, we updated the safety and efficacy data for these patients and analyzed the efficacy data for the first 96 patients in the clinical trial. Of the first 52 patients in the clinical trial, the median age of the patients was 63, the minimum age was 24 and the maximum age was 84. The table below presents information about these patients’ prior lines of therapy.

Patient Characteristics
Number of previous chemotherapies received, median (minimum, maximum)		3 (2.7)
Response to first-line chemotherapy, n (%)	Relapsed	32 (61.5)
	Refractory	16 (30.8)
Response to last-line chemotherapy, n (%)	Relapsed	16 (30.8)
	Refractory	27 (51.9)
Prior stem cell transplant, n (%)	Yes	9 (17.3)
	No	43 (82.7)

Information about the first 52 patients’ prior lines of therapy.

The clinical trial is using a two-stage design, with an interim analysis for futility based on data collected from the first 52 patients. The results of the interim analysis for futility showed that the clinical trial met the criteria to continue to full enrollment. Patients receive a 150 µg/kg dose on the first day of each 21-day treatment cycle for two treatment cycles, followed by a reduction to a 75 µg/kg dose on the first day of each 21-day treatment cycle. The decision for initial dosing at the 150 µg/kg dose level was predicated on higher observed and predicted ORR as compared to lower dose levels. The decision to reduce the dose level after two treatment cycles is based on the rapid onset of initial response observed in the majority of patients in the Phase 1 clinical trial and the desire to optimize the risk-benefit profile for patients. Therefore, the dosing regimen is selected to optimize the frequency of objective response, while permitting continued exposure with manageable toxicity to optimize the durability of response. In this clinical trial, response to treatment will be determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.

Interim Data

On August 2, 2019, we updated the safety and efficacy data for the first 52 patients in the clinical trial and analyzed the efficacy data for the first 96 patients in the clinical trial. Unless otherwise indicated, the data presented are as of August 2, 2019.

The main observed safety and tolerability findings were as follows:

•	With regard to the 52-patient cohort, Grade ≥3 TEAEs were reported in 48 patients, or 73.1% of patients. The table below presents the most common Grade ≥3 TEAEs that were reported in more than 5% of patients.
Cohort
Grade ≥3 TEAEs*, n (%)	52-Patient Cohort (n=52)
Neutrophil count decreased**	16 (30.8)
Gamma-glutamyltransferase increased	12 (23.1)
Platelet count decreased**	10 (19.2)
Anemia	6 (11.5)
White blood cell count decreased	4 (7.7)
Hypercalcemia	4 (7.7)
Hypokalemia	3 (5.8)
Lymphocyte count decreased	3 (5.8)
Patients with any Grade ≥3 TEAEs	38 (73.1)

The most common Grade ≥3 TEAEs. *Grade refers to the severity of the adverse event, with grade 1 adverse events generally including mild or asymptomatic conditions or clinical or diagnostic observations only, grade 2 adverse events generally including moderate events or minimal, local or non-invasive intervention events, grade 3 adverse events generally including severe or medically significant events that are not immediately life-threatening, events requiring hospitalization or prolongation of hospitalization or disabling events and grade 4 adverse events generally including life-threatening consequences or urgent intervention events. **Based on laboratory abnormality reporting.

•	With regard to the 52-patient cohort, TEAEs in 10 patients, or 19.2% of patients, led to treatment discontinuation.

•	We have not completed a comprehensive review of the safety data with respect to the 96-patient cohort. However, based on our continuous review of the safety data, we did not observe any significant safety findings with respect to the nature or severity of Grade ≥3 TEAEs in the 96-patient cohort that we did not observe in the 52-patient cohort.

The main observed efficacy findings were as follows:

•	With regard to the 52-patient cohort, 10 patients, or 19.2% of patients, achieved a complete response and another 14 patients, or 26.9% of patients, achieved a partial response, resulting in an ORR of 24/52, or 46.2%. With regard to the 96-patient cohort, 16 patients, or 16.7% of patients, achieved a complete response and another 24 patients, or 25.0% of patients, achieved a partial response, resulting in an ORR of 40/96, or 41.7%. The table below shows the response rate data for the respective cohorts.
Cohort
Best Overall Response, n (%)	52-Patient Cohort (n=52)	96-Patient Cohort (n=96)
Complete response (CR)	10 (19.2)	16 (16.7)
Partial response (PR)	14 (26.9)	24 (25.0)
Stable disease	10 (19.2)	16 (16.7)
Progressive disease	10 (19.2)	20 (20.8)
Not evaluable	8 (15.4)	20 (20.8)
Overall response rate (CR + PR)	24 (46.2)	40 (41.7)

Response rate data for the 52-patient and 96-patient cohorts. “Not evaluable” means that the patient met the criteria for inclusion in the efficacy analysis set, but the only scan obtained for disease assessment was indeterminate.

Due to the mechanism of action of PBD warheads, we believe that the anti-tumor effects of ADCT-402 are realized over time. As such, we believe that the data presented as of August 2, 2019 may not reflect the data that would be obtained if the same 96 patients were evaluated at a later date. For example, when evaluated at a later date, patients who initially achieved partial responses may achieve complete responses and patients who initially displayed stable disease may achieve partial or complete responses. In the Phase 1 clinical trial of ADCT-402 for relapsed or refractory NHL, we observed nine DLBCL patients who initially achieved partial responses subsequently achieve complete responses, four DLBCL patients who initially displayed stable disease subsequently achieve complete responses and three DLBCL patients who initially displayed stable disease subsequently achieve partial responses. Therefore, we believe that ADCT-402 may exhibit greater anti-tumor activity as we continue to follow the 96-patient cohort in the clinical trial.

Pathway to Regulatory Approval

Following our end-of-Phase 1 meeting with the FDA, we have commenced a Phase 2 clinical trial, which, if successful, we believe will form the basis of a BLA submission for accelerated approval of ADCT-402 for the treatment of relapsed or refractory DLBCL in patients who have failed two or more treatment regimens. However, the FDA has not opined on whether our Phase 2 clinical trial will in fact be sufficient to support such submission. Based on our current clinical development timeline, we anticipate submitting a BLA for ADCT-402 in the second half of 2020.

Combination Clinical Trials

Phase 1b Combination Clinical Trial with Ibrutinib

Ibrutinib is a small-molecule inhibitor of Bruton’s tyrosin kinase (“BTK”), a mediator of the B cell receptor signaling pathway implicated in the pathogenesis of B cell cancers. BTK’s role in signaling results in activation of pathways necessary for B cell tracking, chemotaxis and adhesion. Ibrutinib forms a covalent bond with cysteine residue in the BTK active site, leading to inhibition of BTK enzymatic activity. Nonclinical studies have shown that ibrutinib inhibits malignant B cell proliferation and survival in vivo as well as cell migration and substrate adhesion in vitro. Currently, ibrutinib is indicated for the treatment of several types of B-NHL, including MCL.

Both ADCT-402 and ibrutinib have demonstrated clinical activity as single agents for the treatment of relapsed or refractory B-NHL, including DLBCL and MCL. In addition, in our preclinical studies in DLBCL models, we have observed synergistic effects when ADCT-402 and ibrutinib were used in combination. We believe that combining these two targeted agents with different mechanisms of action has the potential to increase clinical activity compared to either agent alone.

We are conducting a Phase 1b open-label, single-arm dose escalation and dose expansion clinical trial of the safety and tolerability of ADCT-402, used in combination with ibrutinib, in patients with relapsed or refractory DLBCL or MCL. We are conducting the clinical trial at six sites in the United States and Europe, pursuant to an IND accepted by the FDA in December 2015 and an additional protocol submitted in July 2018. The first patient was dosed in February 2019. The clinical trial’s design is summarized below.

Clinical Trial Design

The primary objectives of the clinical trial are to (i) characterize the safety and tolerability of ADCT-402 in combination with ibrutinib and (ii) identify the MTD, recommended dose and dose schedule for future clinical trials. The secondary objectives are to (i) evaluate the anti-tumor effect of the combination of ADCT-402 with ibrutinib, (ii) characterize the pharmacokinetic profile of ADCT-402 when given in combination with ibrutinib and (iii) evaluate the immunogenicity of ADCT-402 when given in combination with ibrutinib.

The clinical trial will enroll patients with pathologically confirmed relapsed or refractory DLBCL who have failed or are intolerant to available standard therapy and patients with pathologically confirmed relapsed or refractory MCL who have received at least one prior line of therapy. The clinical trial is expected to enroll approximately 60 patients.

In the dose escalation stage, patients receive ibrutinib at 560 mg/per day and receive intravenous infusions of ADCT-402, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose of ADCT-402 is 60 µg/kg and the highest allowed dose will be 150 µg/kg. Dose escalation is conducted using a 3+3 design with oversight by a DESC. The initial dose escalation cohort received ADCT-402 concurrently with ibrutinib for two treatment cycles and may then continue ibrutinib therapy for up to one year. Depending on the safety and tolerability results from the initial cohort, subsequent cohorts may receive either ADCT-402 with concurrent ibrutinib or ADCT-402 followed by ibrutinib. In the dose expansion stage, patients receive ADCT-402 at the recommended dose determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. The dose expansion stage may have two cohorts, one for DLBCL and one for MCL, to obtain additional safety and preliminary anti-tumor activity information at the MTD and recommended dose for future clinical trials. In this clinical trial, response to treatment will be determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.

Interim Data

The dose-escalation stage of the Phase 1 clinical trial is ongoing. As of August 14, 2019, three DLBCL patients have been treated with ADCT-402 at the 60 µg/kg dose level in combination with ibrutinib and two DLBCL patients have been treated with ADCT-402 at the 90 µg/kg dose level in combination with ibrutinib. From a safety perspective, one out of the five patients reported a Grade ≥3 TEAE, which was also a DLT, of Death Not Otherwise Specified in a patient treated with ADCT-402 at the 90 µg/kg dose level in combination with ibrutinib. The investigator assessed the death as unlikely to be related to ADCT-402 and as possibly being related to ibrutinib, the disease and/or comorbidities. Three patients treated with ADCT-402 at the 60 µg/kg dose level and one patient treated with ADCT-402 at the 90 µg/kg dose level have been assessed for response to treatment and all patients achieved complete responses.

Phase 1b Combination Clinical Trial with Durvalumab

Durvalumab is a human monoclonal antibody that blocks the interaction of PD-L1 with PD1 on T cells and CD80 on other immune cells. Blockade of PD-L1/PD1 and PD-L1/CD80 interactions releases the inhibition of immune responses, including those that may result in tumor elimination. Nonclinical studies have shown that durvalumab stimulates the anti-tumor immune response by binding to PD-L1 and shifting the balance toward an anti-tumor response. To date, durvalumab has been given either as monotherapy or in combination with other anti-cancer agents to more than 6,000 patients as part of ongoing clinical trials.

Both ADCT-402 and durvalumab have shown clinical activity as single agents for the treatment of relapsed or refractory B-NHL, including DLBCL, MCL and FL. In addition, in preclinical studies, PBD-based ADCs have been observed to induce immunogenic cell death and exhibit synergistic effects when used in combination with checkpoint inhibitors. We believe that combining these two types of targeted agents with different mechanisms of action has the potential to increase clinical activity compared to either agent alone.

We are conducting a Phase 1b open-label, single-arm dose escalation and dose expansion clinical trial of the safety and tolerability of ADCT-402, used in combination with durvalumab, in patients with advanced DLBCL, MCL or FL. We are conducting the clinical trial at 10 sites in the United States and Europe, pursuant to an IND accepted by the FDA in December 2015 and an additional protocol submitted in August 2018. The first patient was dosed in February 2019. The clinical trial’s design is summarized below.

Clinical Trial Design

The primary objectives of the clinical trial are to (i) characterize the safety and tolerability of ADCT-402 in combination with durvalumab and (ii) identify the recommended dose and dose schedule for future studies. The secondary objectives are to (i) evaluate the anti-tumor effect of the combination of ADCT-402 with durvalumab, (ii) characterize the pharmacokinetic profile of ADCT-402 when given in combination with durvalumab and (iii) evaluate the immunogenicity of ADCT-402 when given in combination with durvalumab.

The clinical trial will enroll patients with pathologically confirmed relapsed or refractory DLBCL, MCL or FL who have failed or are intolerant to available standard therapy. The clinical trial is expected to enroll approximately 75 patients.

In the dose escalation stage, patients receive a 1500 mg dose of durvalumab every four weeks and receive intravenous infusions of ADCT-402, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose of ADCT-402 is 90 µg/kg and the highest allowed dose will be 150 µg/kg. Dose escalation is conducted using a 3+3 design with oversight by a DESC. The initial dose escalation cohort received ADCT-402 for two cycles. However, patients who have not achieved a completed response or progressed at the fifteenth week disease assessment may receive two additional doses of ADCT-402. In the dose expansion stage, patients receive ADCT-402 at the recommended dose determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. The dose expansion stage may have up to three cohorts, one for DLBCL, one for MCL and one for FL, to obtain additional safety and preliminary anti-tumor activity information at the MTD and recommended dose for expansion. In this clinical trial, response to treatment will be determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.

Interim Data

The dose-escalation stage of the Phase 1 clinical trial is ongoing. As of August 14, 2019, three patients have been treated with ADCT-402 at the 90 µg/kg dose level in combination with durvalumab and three patients have been treated with ADCT-402 at the 120 µg/kg dose level in combination with durvalumab. From a safety perspective, four out of the six patients reported one or more Grade ≥3 TEAEs, including vomiting, acute kidney injury, generalized muscle weakness and pneumonia. No DLT has been observed. Three patients treated with ADCT-402 at the 90 µg/kg dose level have been assessed for response to treatment, out of which one FL patient achieved a partial response and the remaining assessed patients displayed progressive disease.

ADCT-301: PBD-Based ADC Targeting CD25

Overview

Our second lead product candidate, ADCT-301, or camidanlumab tesirine, is an ADC targeting CD25-expressing cancers. We are developing ADCT-301 for the treatment of relapsed or refractory HL, NHL and solid tumors. The following summary provides key information about ADCT-301:

•	Enrollment has been completed in a 133-patient Phase 1 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL and NHL, including 77 patients with relapsed or refractory HL. In this clinical trial, as of April 14, 2019, ADCT-301 demonstrated significant clinical activity, while maintaining a manageable tolerability profile. More specifically, we observed:
○	in heavily pre-treated patients with relapsed or refractory HL who have received a median of five prior lines of therapy:

•	a 70.7% ORR across all doses;
•	an 86.5% ORR at the initial dose planned in our pivotal Phase 2 clinical trial;
○	a 44.0% ORR in heavily pre-treated patients with relapsed or refractory T-cell lymphoma who have received a median of four prior lines of therapy.
•	We have begun patient enrollment in a pivotal Phase 2 clinical trial of ADCT-301 for the treatment of relapsed or refractory HL, for which we anticipate reporting response rate data in the fourth quarter of 2021.
•	ADCT-301 is being evaluated in a Phase 1b clinical trial for the treatment of selected advanced solid tumors.
•	We intend to advance ADCT-301 through clinical development to support a BLA submission for the treatment of relapsed or refractory HL in the first half of 2022.
•	We retain worldwide development and commercialization rights to ADCT-301, subject to our collaboration and license agreement with Genmab.

Of the estimated 16,500 total patients diagnosed with HL each year in the United States and Europe, approximately 15-20% will exhibit relapsed or refractory HL. We believe that the treatment of relapsed or refractory HL remains an area of high unmet medical need. We are developing ADCT-301 as a third-line therapy for the treatment of HL. As there is currently no leading therapeutic option for this patient population, we estimate that the initial addressable patient population is approximately 1,300 patients per year in the United States and Europe. Recently, the entry of the Adcetris® has altered the treatment landscape in earlier lines of therapy. However, we believe that there remains a significant opportunity for ADCT-301 as a third-line therapy for the treatment of HL, if approved. In the future, we intend to undertake additional clinical trials in combination with other therapies, such as PD1-targeting agents, with the potential to enable ADCT-301 to be used as a second-line therapy for the treatment of HL, which may increase the addressable patient population to approximately 2,500 patients per year in the United States and Europe.

In addition to HL, we are evaluating ADCT-301 for the treatment of relapsed or refractory T-cell lymphoma. Of the estimated 11,000 total patients diagnosed with T-cell lymphoma each year in the United States and Europe, approximately 70% will exhibit relapsed or refractory T-cell lymphoma. We believe that the treatment of relapsed or refractory T-cell lymphoma remains an area of high unmet medical need. We intend to develop ADCT-301 as a therapeutic option for relapsed or refractory T-cell lymphoma to address the high unmet medical need of this patient population.

Structure and Mechanism of Action

ADCT-301 is composed of a human monoclonal antibody (HuMax®-TAC) directed against human CD25 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to a CD25-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. The figure below shows a visual representation of ADCT-301 and its mechanism of action.

Visual representation of ADCT-301.

CD25, or T cell activation antigen, is the alpha chain of IL-2R. In normal human tissue, expression of CD25 is mainly limited to activated T cells and activated B cells. CD25 is involved in autoimmunity, organ transplantation, and graft rejection, and Tregs are involved in the prevention of autoimmune processes. The preponderance of CD25-expressing cells in hematological malignancies and the relationship between increased CD25 expression and poor prognosis raises the possibility of using an anti-CD25 antibody to deliver a potent cytotoxin to these cells in patients.

We believe that CD25 is an attractive target for ADCs developed to treat hematological malignancies and solid tumors for the following reasons:

•	CD25 expression in healthy human tissue is mainly limited to activated T cells and activated B cells.
•	CD25 is expressed in a wide range of hematological malignancies.
•	The importance of CD25 overexpression as a prognosticator in hematological malignancies has been shown in multiple indications, including DLBCL.
•	CD25 positive Treg cells have been shown to play a role in undermining anti-tumor immune functions.
•	The safety profiles of monoclonal antibodies directed against CD25 have been well characterized.
•	Clinical proof of concept for treatment of CD25 positive malignancies has been established using radio-immunoconjugates and immunotoxins incorporating the anti-CD25 antibodies.

Phase 1 Clinical Trial in Relapsed or Refractory Hodgkin and Non-Hodgkin Lymphoma

We are conducting a Phase 1, open-label, dose escalation and dose expansion clinical trial of the safety and tolerability of ADCT-301, used as monotherapy, in patients with relapsed or refractory HL or NHL. We have completed enrollment of the HL part of the clinical trial, having treated 77 patients with relapsed or refractory HL, and are continuing enrollment for the NHL part of the clinical trial, having enrolled 51 patients with relapsed or refractory NHL as of April 14, 2019. We are conducting the clinical trial at 12 sites in the United States and Europe, pursuant to an IND accepted by the FDA in April 2015. The first patient was dosed in October 2015. The results of the clinical trial showed encouraging anti-tumor activity and manageable tolerability profile in patients with relapsed or refractory HL or NHL. The clinical trial’s design and our main findings are summarized below.

Clinical Trial Design

The primary objectives of the dose escalation stage of the clinical trial were to (i) evaluate the safety and tolerability, and determine, as appropriate, the MTD of ADCT-301 in patients with relapsed or refractory HL or NHL and (ii) determine the recommended dose(s) of ADCT-301 for the dose expansion stage of the clinical trial. The primary objective of the dose expansion stage was to evaluate the safety and tolerability of ADCT-301 at the dose level(s) recommended from the results of the dose escalation stage. The secondary objectives of the clinical trial were to (i) evaluate the clinical activity of ADCT-301, as measured by ORR, DoR, OS and PFS, (ii) characterize the pharmacokinetic profile of ADCT-301 and the free warhead SG3199 and (iii) evaluate ADAs in patients’ blood before, during and after treatment with ADCT-301.

The clinical trial enrolled patients with pathologically confirmed relapsed or refractory HL who have failed or were intolerant to brentuximab vedotin and have received a checkpoint inhibitor and is enrolling patients with pathologically confirmed relapsed or refractory NHL who have failed or were intolerant to any established therapy. As of April 14, 2019, of the 128 patients who participated in the clinical trial, 77 were diagnosed with relapsed or refractory HL and the remaining 51 were diagnosed with relapsed or refractory NHL, including 29 patients with relapsed or refractory T-cell lymphoma. The median age of the patients was 51, the minimum age was 19 and the maximum age was 88. The median age of HL patients was 38, the minimum age was 19 and the maximum age was 80. The table below presents information about the patients’ prior lines of therapy for all patients in the clinical trial and for HL patients.

Patient Characteristics
Number of previous systemic therapies received, median (minimum, maximum)		5 (1,15)
Prior stem cell transplant, n (%)	Yes	57 (44.5)
	No	71 (55.5)

Information about the patients’ prior lines of therapy.

Patient Characteristics of HL Patients
Number of previous systemic therapies received, median (minimum, maximum)		5 (2,15)
Prior stem cell transplant, n (%)	Yes	47 (61.0)
	Autologous stem cell transplant	39 (50.6)
	Allogenic stem cell transplant	3 (3.9)
	Both autologous and allogenic stem cell transplant	5 (6.5)
	No	30 (39.0)

Information about the HL patients’ prior lines of therapy.

In the dose escalation stage, patients received intravenous infusion of ADCT-301, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose was 3 µg/kg and the highest given dose was 300 µg/kg. Dose escalation was conducted using a continual reassessment method with oversight by a DESC. The MTD was defined as the highest dose level that has at least a 60% probability that the DLT rate is less than 30%. In the dose expansion stage, patients with HL received 30 µg/kg or 45 µg/kg doses on the first day of each 21-day treatment cycle, while patients with T-cell lymphoma receive 60 µg/kg or 80 µg/kg doses on the first day of each 21-day treatment cycle. These dose levels were determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. In this clinical trial, response to treatment is determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.

Clinical Trial Results

Hodgkin Lymphoma

For patients with relapsed or refractory HL (n=77), the median prior lines of therapy received was five. The median number of treatment cycles received was three and the maximum number of treatment cycles received was 15. The median duration of treatment was 50 days.

The main observed safety and tolerability findings in patients with relapsed or refractory HL were as follows:

•	The MTD was not reached in the dose escalation stage.
•	Grade ≥3 TEAEs were reported in 51 patients, or 66.2% of patients. The table below presents the most common Grade ≥3 TEAEs that are reported in more than 5% of patients.
Grade ≥3 TEAEs, n (%)	Dose Levels
	≤20 µg/kg (n=3)	30 µg/kg (n=20)	45 µg/kg (n=37)	≥60 µg/kg (n=17)	All Doses (n=77)
Gamma-glutamyltransferase increased	1 (33.3)	2 (10.0)	3 (8.1)	7 (41.2)	13 (16.9)
Maculopapular rash	1 (33.3)	2 (10.0)	8 (21.6)	2 (11.8)	13 (16.9)
Alanine aminotransferase increased	0 (0.0)	0 (0.0)	3 (8.1)	4 (23.5)	7 (9.1)
Anemia	1 (33.3)	2 (10.0)	3 (8.1)	0 (0.0)	6 (7.8)
Aspartate aminotransferase increased	0 (0.0)	0 (0.0)	1 (2.7)	4 (23.5)	5 (6.5)
Guillain–Barré syndrome	0 (0.0)	1 (5.0)	2 (5.4)	1 (5.9)	4 (5.2)
Lipase increased	0 (0.0)	1 (5.0)	3 (8.1)	0 (0.0)	4 (5.2)
Patients with any Grade ≥3 TEAEs	2 (66.7)	12 (60.0)	25 (67.6)	12 (70.6)	51 (66.2)

The most common Grade ≥3 TEAEs for various administered dose levels.

In August and September 2017, we informed the FDA that two patients with HL were diagnosed with Guillain–Barré syndrome and one HL patient was diagnosed with polyradiculopathy. The FDA issued a partial clinical hold on our clinical trial, pursuant to which we suspended the enrollment of new patients but continued the treatment of enrolled patients who would derive a clinical benefit from continued treatment with ADCT-301. We amended the clinical trial protocol and informed consent to include, among other things, additional risk factors to patient screening, additional exclusion criteria and routine neurologic evaluation prior to and during the clinical trial to monitor the occurrence of

Guillain–Barré syndrome. In January 2018, the FDA lifted the partial clinical hold without condition. As of May 2019, one patient diagnosed with Guillain–Barré syndrome achieved a partial response and is alive, the other patient diagnosed with Guillain–Barré syndrome achieved a complete response and underwent, but died from complications related to, allogeneic stem cell transplant, and the patient diagnosed with polyradiculopathy achieved a complete response and is alive.

In September 2018, we informed the FDA that two additional patients with HL were diagnosed with Guillain–Barré syndrome. We voluntarily suspended patient enrollment and undertook a detailed safety review of our clinical trial in accordance with our clinical trial protocol and submitted it to the FDA. Upon review, in October 2018, the FDA agreed that we can resume patient enrollment and made certain recommendations, including the expansion of the HL 30 μg/kg dose cohort to ten additional patients, the continued assessment of pharmacokinetics and regulatory T-cell profiles in the clinical trial and that we consult with the FDA regarding the decision of final dose selection before closing the 30 μg/kg dose cohort. We subsequently implemented the FDA’s recommendations. As of May 2019, the two patients diagnosed with Guillain–Barré syndrome achieved a complete response and are alive.

There has been no incidence of Guillain–Barré syndrome in patients with NHL, acute leukemia or solid tumors treated with ADCT-301. Scientific literature suggests that patients with HL have a higher incidence of Guillain–Barré syndrome. Since October 2018, there have been no further incidence of Guillain–Barré syndrome in patients with HL treated with ADCT-301.

•	TEAEs in 20 patients, or 26.0% of patients, led to treatment discontinuation.

In our analysis, we highlight certain efficacy data for the 45 µg/kg dose level because it is the initial dose level that will be administered in our planned pivotal Phase 2 clinical trial. The main observed efficacy findings in patients with relapsed or refractory HL were as follows:

•	Across all dose levels, 30 patients, or 40.0% of patients, achieved a complete response and another 23 patients, or 30.7% of patients, achieved a partial response, resulting in an ORR of 53/75, or 70.7%. The tables below show the response rate data and the effect of prior therapies on response rate data at the 45 µg/kg dose level.
Best Overall Response, n (%)	Dose Levels
	≤20 µg/kg (n=3)	30 µg/kg (n=18)	45 µg/kg (n=37)	≥60 µg/kg (n=17)	All Doses (n=75)
Complete response (CR)	0 (0.0)	5 (27.8)	18 (48.6)	7 (41.1)	30 (40.0)
Partial response (PR)	1 (33.3)	4 (22.2)	14 (37.8)	4 (23.5)	23 (30.7)
Stable disease	1 (33.3)	6 (33.3)	0 (0.0)	1 (5.9)	8 (10.7)
Progressive disease	0 (0.0)	2 (11.1)	5 (13.5)	4 (23.5)	11 (14.7)
Not evaluable	1 (33.3)	2 (11.1)	0 (0.0)	1 (5.9)	3 (4.0)
Overall response rate (CR + PR)	1 (33.3)	9 (50.0)	32 (86.5)	11 (64.7)	53 (70.7)

Response rate data for various administered dose levels. “Not evaluable” means that the patient met the criteria for inclusion in the efficacy analysis set, but the only scan obtained for disease assessment was indeterminate. As specified in the protocol definition of the efficacy analysis set, two patients were excluded from the efficacy analysis as they only received a single dose of study drug and sufficient time has not passed for scans to determine response to treatment.

Prior Therapy	Overall Response Rate responders/total (%)
Brentuximab vedotin	32/37 (86.5)
Brentuximab vedotin and checkpoint inhibitor	23/26 (88.5)
Stem cell transplant	16/18 (88.9)
Brentuximab vedotin, checkpoint inhibitor and stem cell transplant	13/14 (92.9)

Overall response rate data by prior therapy at the 45 µg/kg dose level.

•	Across all dose levels, the median DoR was 8.1 months for patients who achieved a complete response and 5.1 months for patients who achieved a partial response, for an overall DoR of 6.4 months. At the

45 µg/kg dose level, the median DoR was 7.2 months for patients who achieved a complete response and 5.6 months for patients who achieved a partial response, for an overall DoR of 6.6 months. The figure below shows the DoR by response at the 45 µg/kg dose level.

Duration of response by response at the 45 µg/kg dose level. Circles represent censored patients.

T-Cell Lymphoma

For patients with relapsed or refractory T-cell lymphoma (n=29), the median prior lines of therapy received was four. The median number of treatment cycles received was three and the maximum number of treatment cycles received was seven. The median duration of treatment was 38 days.

The main observed safety and tolerability findings from the Phase 1 clinical trial in patients with relapsed or refractory T-cell lymphoma were as follows:

•	The MTD was not reached in the dose escalation stage.
•	Grade ≥3 TEAEs were reported in 23 patients, or 79.3% of patients. The most common Grade ≥3 TEAEs, reported in more than 5% of patients, included hypercalcemia (10.3%), acute kidney injury (6.9%), back pain (6.9%), dehydration (6.9%), gamma-glutamyltransferase increased (6.9%), lung infection (6.9%), platelet count decreased (6.9%), pyrexia (6.9%), rash (6.9%) and maculopapular rash (6.9%).
•	TEAEs in two patients, or 6.9% of patients, led to treatment discontinuation.

The main observed efficacy findings from the Phase 1 clinical trial in patients with relapsed or refractory T-cell lymphoma were as follows:

•	Across all dose levels, two patients, or 8.0% of patients, achieved a complete response and another nine patients, or 36.0% of patients, achieved a partial response, resulting in an ORR of 11/25, or 44.0%.

Pivotal Phase 2 Clinical Trial in Relapsed or Refractory Hodgkin Lymphoma

We are currently conducting a Phase 2, multi-center, open-label, single-arm clinical trial to evaluate the safety and efficacy of ADCT-301 in patients with relapsed or refractory HL. We are conducting the clinical trial pursuant to an IND accepted by the FDA in April 2015 and an additional protocol submitted in March 2019. We began enrolling patients in September 2019. We anticipate reporting response rate data in the fourth quarter of 2021. The clinical trial’s design is summarized below.

The primary objective of the Phase 2 clinical trial is to evaluate the efficacy of ADCT-301 in patients with relapsed or refractory HL, measured by ORR based on the 2014 Lugano Classification Criteria. The secondary objectives are to (i) characterize additional efficacy endpoints of ADCT-301, including DoR, complete response rate, PFS and OS, (ii) characterize the safety profile of ADCT-301, (iii) characterize the pharmacokinetic profile of ADCT-301 and (iv) evaluate the impact of ADCT-301 treatment on HRQoL.

The clinical trial will enroll patients with pathologically confirmed relapsed or refractory HL who have failed three prior lines of therapy, including brentuximab vedotin and a checkpoint inhibitor approved for HL, such as nivolumab or pembrolizumab. The clinical trial is expected to enroll approximately 150 patients.

In the clinical trial, patients will receive a 45 µg/kg dose on the first day of each 21-day treatment cycle for two treatment cycles and will receive a 30 µg/kg dose on the first day of each 21-day treatment cycle for subsequent treatment cycles. The decision for the initial dose level is based on the following observations from our Phase 1 clinical trial: (i) the favorable ORR and complete response rate together with a manageable tolerability profile, (ii) the high fraction of patients with HL who could tolerate at least two cycles of ADCT-301 before an AE leading to a dose delay or modification occurred and (iii) the ability to manage some of the severe TEAEs at this dose level. The decision to reduce the subsequent dose level is based on the ability to mitigate the frequency and severity of AEs foreseen in patients treated with the 45 µg/kg dose level beyond two treatment cycles and the significant clinical activity observed at the 30 µg/kg dose level. Therefore, the dosing regimen is selected to optimize potential response to treatment, while maintaining a manageable tolerability profile. Because of the ORR observed in the Phase 1 clinical trial of ADCT-301 in patients with HL and the anticipated recruitment projections, we do not believe that an interim futility analysis is warranted. In this clinical trial, response to treatment will be determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.

Pathway to Regulatory Approval

Having had our end-of-Phase 1 meeting with the FDA, we plan to commence a Phase 2 clinical trial, which, if successful, we believe will form the basis of a BLA submission for accelerated approval of ADCT-301 for the treatment of relapsed or refractory HL in patients who have failed or were intolerant to brentuximab vedotin and a checkpoint inhibitor approved for HL. However, the FDA has not opined on whether our Phase 2 clinical trial will in fact be sufficient to support such submission. Based on our current clinical development timeline, we anticipate having data to support a BLA submission in the first half of 2022.

ADCT-602: PBD-Based ADC Targeting CD22

ADCT-602 is an ADC targeting CD22-expressing hematological malignancies. We have entered into a collaboration agreement with MD Anderson Cancer Center, pursuant to which they are conducting a Phase 1/2 clinical trial of ADCT-602 for the treatment of relapsed or refractory ALL.

Of the estimated 9,000 total patients diagnosed with ALL each year in the United States and Europe, approximately 30% will exhibit relapsed or refractory ALL. We believe that the treatment of relapsed or refractory ALL remains an area of high unmet medical need. New therapies for the treatment of ALL, such as Kymriah®, Blincyto® and Besponsa®, are providing additional treatment options for patients with relapsed or refractory ALL. However, the heterogeneity of ALL and the existence of different subgroups within the disease mean there remains a high unmet medical need for portions of the ALL patient population. We intend to develop ADCT-602 as a therapeutic option for relapsed or refractory ALL to address the high unmet medical need of this patient population.

Structure and Mechanism of Action

ADCT-602 is composed of a humanized monoclonal antibody (hLL2-C220) directed against human CD22 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to a CD22-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. The figure below shows the structure of ADCT-602.

dPEG8
Val-Ala
Linker
PABA
Maleimide
SG3199
Tesirine/SG3249
hLL2-C220

Visual representation of ADCT-602.

The human CD22 antigen plays a pivotal role in the recognition, binding and adhesion processes of cells. CD22 is only expressed on B cells throughout all stages of B cell development and differentiation. Its expression is maintained in high levels in hematological B cell malignancies, including in NHL and certain types of leukemia, including B-cell ALL. We believe that CD22 is an attractive target for ADCs developed to treat hematological malignancies for the following reasons:

•	The CD22 antigen is rapidly internalized by the cell.
•	An increasing number of reports describe the outgrowth of CD19-negative tumor cells in patients who initially respond to CD19-targeted therapy. We believe that given CD22’s broad and favorable expression profile, it may be a viable alternative B cell marker to CD19 for the targeted delivery of highly potent cytotoxic drugs.

Preclinical Studies

Preclinical Efficacy Studies

We evaluated the in vivo efficacy of ADCT-602 in the Ramos xenograft model, in which mice received a single dose of (i) ADCT-602 at 0.3 mg/kg, (ii) ADCT-602 at 1 mg/kg, (iii) a non-targeted ADC at 1 mg/kg, or (iv) a vehicle control. We observed that ADCT-602 exhibited dose-dependent anti-tumor activity, while the non-targeted ADC and the vehicle control did not demonstrate any significant anti-tumor activity. The table below summarizes the response data and the figures below show the mean tumor volume in the Ramos xenograft model and the Kaplan-Meier plot from the Ramos xenograft model.

n (%)
Response	ADCT-602 0.3 mg/kg (n=10)	ADCT-602 1 mg/kg (n=10)	Non-Targeted ADC 1 mg/kg (n=10)	Vehicle Control (n=10)
Complete response	0 (0.0)	10 (100.0)	0 (0.0)	0 (0.0)
Partial response	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)
Tumor-free survivor	0 (0.0)	9 (90.0)	0 (0.0)	0 (0.0)

Response data obtained in the Ramos xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

The anti-tumor activity of ADCT-602 in the Ramos xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

The Kaplan-Meier plot of the activity of ADCT-602 in the Ramos xenograft model. Data represent Kaplan-Meier survival curves for each group of mice.

Preclinical Safety Studies

We evaluated the toxicity of ADCT-602 primarily in non-human primates and with a single-dose MTD study in rats. In non-human primates, ADCT-602 was observed to be well tolerated at the 0.6 mg/kg dose. Toxicity was characterized by dose-dependent reversible myelosuppression, bodyweight loss, lymphocyte depletion with loss of germinal centers and CD20-positive cells and nephropathy. In rats, the MTD for ADCT-602 was 2 mg/kg.

Phase 1/2 Clinical Trial in Relapsed or Refractory Acute Lymphoblastic Leukemia

We are conducting a Phase 1/2, open-label, dose escalation and dose expansion clinical trial of the safety and anti-tumor activity of ADCT-602, used as monotherapy, in patients with relapsed or refractory ALL. We are conducting the clinical trial at one site in the United States, pursuant to an IND accepted by the FDA in July 2018. The first patient was dosed in November 2018. The clinical trial’s design is summarized below.

Clinical Trial Design

The primary objectives of the dose escalation stage are to (i) evaluate the safety and tolerability, and determine, as appropriate, the MTD of ADCT-602 in patients with relapsed or refractory ALL and (ii) determine the recommended dose(s) of ADCT-602 for the dose expansion stage. The primary objective of the dose expansion stage is to evaluate the efficacy of ADCT-602 at the dose level(s) recommended from the results of the dose escalation stage. The secondary objectives of the clinical trial are to (i) evaluate the clinical activity of ADCT-602, as measured by ORR, DoR, OS and PFS, (ii) characterize the pharmacokinetic profile of ADCT-602 and the free warhead SG3199, (iii) evaluate the immunogenicity of ADCT-602 and (iv) characterize the effect of ADCT-602 exposure on the QT interval.

The clinical trial will enroll patients with pathologically confirmed relapsed or refractory B-ALL and patients with pathologically confirmed relapsed or refractory Ph+ ALL who have failed either first- or second-generation tyrosine kinase inhibitor. The clinical trial is expected to enroll approximately 65 patients.

In the dose escalation stage, patients receive intravenous infusions of ADCT-602, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose of ADCT-602 is 30 µg/kg and the highest allowed dose will be 150 µg/kg. Dose escalation is conducted using a 3+3 design with oversight by a DESC. In the dose expansion stage, patients receive ADCT-602 at the recommended dose determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. Dose expansion is conducted according to Simon’s Minimax two-stage design. In the first stage, 22 patients (including six patients treated at the MTD in the dose escalation stage) will be dosed. If there are four or fewer responses in these patients, the clinical trial will stop. Otherwise, 19 additional patients will be dosed for a total of 41 patients. In this clinical trial, response to treatment will be determined as CR, PR, SD or PD, based on the 2014 Lugano Classification Criteria.

Interim Data

The dose-escalation stage of the Phase 1/2 clinical trial is ongoing. As of June 7, 2019, five patients have been treated with ADCT-602: three at the 30 µg/kg dose level and two at the 60 µg/kg dose level. From a safety perspective, no DLT has been observed. Three patients treated at the 30 µg/kg dose level have been assessed for response to treatment, out of which one patient achieved a complete response and the remaining assessed patients displayed progressive disease.

Our Solid Tumor Franchise

Our solid tumor franchise comprises two clinical-stage product candidates and two preclinical product candidates for the treatment of various solid tumor cancers, including colorectal cancer, head and neck cancer, non-small cell lung cancer, gastric and esophageal cancers, pancreatic cancer, bladder cancer, renal cell carcinoma, melanoma, triple negative breast cancer and ovarian cancer. The figure below summarizes the product candidates in our solid tumor franchise.

*In certain cases, a Phase 2 clinical trial may be a pivotal clinical trial (i.e., a clinical trial intended to serve as the basis for BLA submission). **We retain worldwide development and commercialization rights to ADCT-301, subject to our collaboration and license agreement with Genmab. See “—License and Collaboration Agreements—Genmab Collaboration and License Agreement.”

The Solid Tumor Disease Setting

There are many different types of solid tumors and they account for the majority of cancers. The most commonly diagnosed solid tumor cancers include lung cancer, prostate cancer, breast cancer and colorectal cancer. The figure below presents the most common types of solid tumor cancers in the United States. The prognosis and treatment of solid tumor cancers vary based on the type of cancer.

The most common solid tumor cancers in the United States. Source: National Cancer Institute.

Despite recent significant advances in the treatment of some solid tumor cancers, there remains a high medical need for novel therapies. One of the significant recent advances in the treatment of solid tumor cancers is the introduction of PD1 and PD-L1 checkpoint inhibitors, such as pembrolizumab (Keytruda®), that leverages the body’s immune system to attack tumor cells. However, only 45% of cancer patients are eligible for treatment with checkpoint inhibitors and only 12% of cancer patients respond to treatment with checkpoint inhibitors. We are developing product candidates directed at different targets from those targeted by checkpoint inhibitors. We believe that our product candidates may enhance the efficacy of checkpoint inhibitors when they are used in combination and may provide a treatment option for patients who are not eligible for or do not respond to treatment with checkpoint inhibitors. We believe that there is a significant opportunity for our product candidates to address the high unmet medical need of these patient populations.

ADCT-301: PBD-Based ADC Targeting CD25

In addition to ADCT-301’s hematological indications, we are also exploring its use as a novel immuno-oncology approach for the treatment of solid tumor cancers. ADCT-301 targets CD25 proteins expressed on Tregs, which contribute to the immunosuppressive tumor microenvironment in a variety of cancers, including colorectal, ovarian, lung, pancreatic cancers and melanoma, by allowing the tumor to evade immune surveillance. In recent years, a number of companies have begun exploring the therapeutic potential of approaches that deplete or reduce Tregs in the tumor microenvironment, while restoring the activity of cytotoxic T effector cells. These approaches usually use a single mechanism of action. In contrast, ADCT-301 has three mechanisms of action that may enhance anti-tumor activity. First, ADCT-301 directly targets Tregs, with the goal of causing cell death. Second, after the target cell’s death, the PBD warhead is designed to diffuse into the tumor microenvironment, creating a bystander effect. Third, we believe that the target cell’s death triggers immunogenic cell death, which boosts the body’s anti-tumor immune response. We believe that these effects may further be enhanced by combining ADCT-301 with a checkpoint inhibitor. The figure below shows ADCT-301’s proposed mechanisms of action in solid tumors.

ADCT-301’s proposed mechanisms of action in solid tumors.

Preclinical Immuno-Oncology Studies in Solid Tumors

Preclinical Efficacy Studies

Preclinical immuno-oncology models rely on mice that have a functional immune system and can only use murine cancer cells. The antibody in ADCT-301 does not bind to murine Tregs or any murine cell line expressing CD25 and thus cannot be used in preclinical immuno-oncology models. We therefore created the surrogate antibody Sur301, which binds to murine CD25, using the same PBD warhead as ADCT-301.

We evaluated the in vivo efficacy of Sur301 in the CD25 negative MC38 syngeneic model, in which mice received (i) one dose of Sur301 at various dose levels, alone or in combination with three doses of an anti-PD1 antibody, or (ii) either three doses of an anti-PD1 antibody, a non-targeted ADC or a vehicle control. We observed that Sur301 exhibited strong and durable anti-tumor activity when used in monotherapy as a single dose at 0.5 mg/kg and 1 mg/kg. Furthermore, we observed that combining a low dose of Sur301 (0.1 mg/kg) with the anti-PD1 antibody resulted in anti-tumor activity was synergistic (i.e., the total effect of the combined drug is greater than the sum of the individual effects of each drug). The figures below show the mean tumor volume in the CD25 negative MC38 syngeneic model and the synergistic effect of Sur301 and the anti-PD1 antibody.

The anti-tumor activity of Sur301 in the CD25 negative MC38 syngeneic model. Data represent the mean tumor volume ± SEM for each group of mice.

The synergistic effect of Sur301 and the anti-PD1 antibody in the CD25 negative MC38 syngeneic model. Data represent the mean tumor volume ± SEM for each group of mice.

In addition, the tumor-free survivors from our preclinical studies were re-challenged by being re-grafted with MC38 cancer cells. These re-grafted tumor-free survivors did not develop any tumor, suggesting that immunological memory was induced by treatment with Sur301, both alone or in combination with an anti-PD1 antibody. The figure below shows the mean tumor volume in the re-challenge of tumor-free survivors.

The immunological memory induced by Sur301 in the re-challenge of tumor-free survivors. Treatments indicated represent the treatment that the tumor-free survivors received before the re-challenge. Data represent the mean tumor volume ± SEM for each group of mice.

Finally, we undertook a preclinical study to assess Sur301’s mechanism of action by removing CD8 positive T effector cells, which generally play an important role in anti-tumor immunity. Mice were treated with a CD8-depleting antibody to remove these cells before they were treated with Sur301, alone or in combination with an anti-PD1 antibody. We observed that the anti-tumor activity of Sur301 was lost when CD8 positive T effector cells were depleted, indicating these cells play a key role in Sur301’s anti-tumor activity. The figure below shows the mean tumor volume in mice treated with a CD8-depleting antibody.

The anti-tumor activity of Sur301 depends on CD8 positive T effector cells. Data represent the mean tumor volume ± SEM for each group of mice.

The conclusions from our preclinical studies with Sur301 suggest that targeting CD25 positive Tregs in the tumor microenvironment with ADCT-301 may be an attractive approach to induce an effective anti-tumor response, especially when combined with checkpoint inhibitors, because:

•	Sur301 exhibited strong and durable anti-tumor activity in a CD25 negative solid tumor model when tested alone at 0.5 mg/kg and 1 mg/kg dose levels;
•	Sur301 exhibited strong synergistic effects when tested at a low dose level in combination with an anti-PD1 regimen;
•	Sur301’s observed anti-tumor activity was dependent on CD8 T effector cells; and
•	Sur301 was associated with immunological memory in our re-challenge of tumor-free survivors.

Preclinical Safety Studies

We evaluated the toxicity of ADCT-301 primarily in non-human primates and with a single-dose MTD study in mice and rats. In non-human primates, ADCT-301 was observed to be well tolerated at 0.15 mg/kg. Toxicity was characterized by dose-dependent myelosuppression, increased liver enzymes, inflammation of the gastrointestinal tract, reduced bodyweight, nephropathy and skin toxicity. In mice and rats, the MTD for ADCT-301 was 9 mg/kg and 2 mg/kg, respectively.

Phase 1b Clinical Trial in Selected Advanced Solid Tumors

We are conducting a Phase 1b, open-label, dose escalation and dose expansion clinical trial of the safety and tolerability of ADCT-301 used as monotherapy, in patients with selected advanced solid tumors, defined as those that literature evidence indicates contains CD25 positive Tregs, such as colorectal cancer, head and neck cancer, non-small cell lung cancer, gastric and esophageal cancers, pancreatic cancer, bladder cancer, renal cell carcinoma, melanoma, triple negative breast cancer and ovarian cancer. We are conducting the clinical trial at five sites in the United States and Europe, pursuant to an IND accepted by the FDA in June 2018. The first patient was dosed in January 2019. The clinical trial’s design is summarized below.

Clinical Trial Design

The primary objectives of the clinical trial are to (i) evaluate the safety and tolerability of ADCT-301 in patients with selected advanced solid tumors and (ii) identify the recommended dose and dose schedule for future studies in patients with selected advanced solid tumors. The secondary objectives are to (i) evaluate the preliminary anti-tumor activity of ADCT-301, (ii) characterize the pharmacokinetic profile of ADCT-301 and (iii) evaluate the immunogenicity of ADCT-301.

The clinical trial will enroll patients with pathologically confirmed relapsed or refractory solid tumor malignancy that is locally advanced or metastatic at the time of screening and who have failed or are intolerant to existing therapies. The clinical trial is expected to enroll approximately 62 patients, with approximately 32 patients for the dose escalation stage and approximately 30 patients for the dose expansion stage.

In the dose escalation stage, patients will receive intravenous infusion of ADCT-301, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose will be 20 µg/kg and the highest allowed dose will be 300 µg/kg. Dose escalation will be conducted using a 3+3 design with oversight by a DESC. In the dose expansion stage, patients will receive ADCT-301 at the recommended dose determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. The dose expansion stage may have two cohorts, one for an indication for which ADCT-301 was shown in the dose escalation stage to have preliminary activity and one for a basket arm with the same indications allowed in the dose escalations stage. In this clinical trial, response to treatment will be determined as CR, PR, SD or PD, based on Response Evaluation Criteria in Solid Tumors (“RECIST”) and immune RECIST (“iRECIST”).

Interim Data

The dose-escalation stage of the Phase 1b clinical trial is ongoing. As of August 23, 2019, 16 patients have been treated with ADCT-301: three at the 20 µg/kg dose level, five at the 30 µg/kg dose level, five at the 45 µg/kg dose level and three at the 60 µg/kg dose level. From a safety perspective, three patients reported one or more Grade ≥3 TEAEs, including maculopapular rash, anemia and gastrointestinal bleeding. No DLTs have been observed. Three patients treated at the 20 µg/kg dose level, four patients treated at the 30 µg/kg dose level, three patients treated at the 45 µg/kg dose level and two patients treated at the 60 µg/kg dose level have been assessed for response to treatment, out of which two patients at the 20 µg/kg dose level and two patients at the 30 µg/kg dose level displayed stable disease and the remaining assessed patients displayed progressive disease.

ADCT-601: PBD-Based ADC Targeting AXL

ADCT-601 is an ADC targeting AXL-expressing cancers. Currently, we are conducting a Phase 1 clinical trial of ADCT-601 for the treatment of selected advanced tumors.

Structure and Mechanism of Action

ADCT-601 is composed of a humanized monoclonal antibody (1H12-HAKB) directed against human AXL and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. Once bound to an AXL-expressing cell, it is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. The figure below shows the structure of ADCT-601. ADCT-601 also features the following unique technologies:

•	ADCT-601 uses GlycoconnectTM site-specific conjugation technology, which allows for fast and stable conjugation of the warhead to the antibody.

•	The PBD payload of ADCT-601 contains a unique spacer, HydraspaceTM, which we have shown to provide an additional improvement in therapeutic index in preclinical models.

Visual representation of ADCT-601.

AXL plays a pivotal role in various physiological and pathological processes. We believe that AXL is an attractive target for ADCs developed to treat solid tumors the following reasons:

•	AXL is highly overexpressed or ectopically expressed in a multitude of solid tumors, including in lung, breast, prostate, pancreas, glioma and esophageal cancers. Its overexpression is maintained in both primary tumors and metastasis.
•	AXL expression in healthy tissues is significantly lower than that in tumor cells.
•	AXL is expressed on M2 macrophages, which are part of the immunosuppressive tumor microenvironment.
•	Expression and activation of AXL is associated with poor clinical prognosis in many tumor indications and several studies suggest that expression of AXL is induced by both targeted and chemotherapy drugs. Therefore, AXL-based therapies may be efficacious even where traditional therapies have failed.
•	AXL is prevalent in tumors resistant to anti-PD1 therapy, and pre-clinical data have shown the benefit of combining AXL-targeted therapies with immunotherapies.
•	The extracellular portion of AXL can be cleaved off from the membrane to generate soluble AXL (“sAXL”), which can be detected in serum. Recent studies suggest that sAXL can be a potential circulating biomarker in certain tumors, representing a potentially attractive biomarker for clinical use.

Preclinical Studies

Preclinical Efficacy Studies

Breast Cancer

We evaluated the in vivo efficacy of ADCT-601 in the MDA-MB-231 xenograft model, in which mice received a single dose of (i) ADCT-601 at 1 mg/kg, (ii) a non-targeted ADC at 1 mg/kg, or (iii) a vehicle control. We observed that ADCT-601 exhibited potent and sustained anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data, and the figures below show the mean tumor volume in the MDA-MB-231 xenograft model and the Kaplan-Meier plot from the MDA-MB-231 xenograft model.

Response	n (%)
	ADCT-601 1 mg/kg (n=10)	Non-Targeted ADC 1 mg/kg (n=10)	Vehicle Control (n=10)
Complete response	4 (40.0)	0 (0.0)	0 (0.0)
Partial response	5 (50.0)	0 (0.0)	0 (0.0)
Tumor-free survivor	4 (40.0)	0 (0.0)	0 (0.0)

Response data obtained in the MDA-MB-231 xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

The anti-tumor activity of ADCT-601 in the MDA-MB-231 xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

The Kaplan-Meier plot of the activity of ADCT-601 in the MDA-MB-231 xenograft model. Data represent Kaplan-Meier survival curves for each group of mice.

Esophageal Cancer

We evaluated the in vivo efficacy of ADCT-601 in the ES0195 patient-derived xenograft model, in which mice received a single dose of (i) ADCT-601 at 1 mg/kg, (ii) a non-targeted ADC at 1 mg/kg, or (iii) a vehicle control. We observed that ADCT-601 exhibited potent and sustained anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data and the figures below show the mean tumor volume in the ES0195 patient-derived xenograft model and the Kaplan-Meier plot from the ES0195 patient-derived xenograft model.

Response	n (%)
	ADCT-601 1 mg/kg (n=8)	Non-Targeted ADC 1 mg/kg (n=8)	Vehicle Control (n=8)
Complete response	2 (25.0)	0 (0.0)	0 (0.0)
Partial response	5 (62.5)	0 (0.0)	0 (0.0)
Tumor-free survivor	2 (25.0)	0 (0.0)	0 (0.0)

Response data obtained in the ES0195 patient-derived xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

The anti-tumor activity of ADCT-601 in the ES0195 patient-derived xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

The Kaplan-Meier plot of the activity of ADCT-601 in the ES0195 patient-derived xenograft model. Data represent Kaplan-Meier survival curves for each group of mice.

Pancreatic Cancer

We evaluated the in vivo efficacy of ADCT-601 and that of AXL-107-MMAE, an AXL-targeted ADC similar to HuMax-AXL-ADC, which is currently in Phase 1/2 development by a third party for multiple types of solid tumors, in the PAXF1657 pancreatic cancer patient-derived xenograft model, in which mice received a single dose of (i) ADCT-601 at 0.075 mg/kg, (ii) ADCT-601 at 0.15 mg/kg, (iii) ADCT-601 at 0.3 mg/kg, (iv) AXL-107-MMAE at 0.3 mg/kg, (v) AXL-107-MMAE at 4 mg/kg, or (vi) a control vehicle. We observed that ADCT-601 exhibited dose-dependent anti-tumor activity and superior anti-tumor activity compared to AXL-107-MMAE when tested at the same low dose of 0.3 mg/kg. The table below summarizes the response data and the figures below show the mean tumor volume in the PAXF1657 xenograft model and the Kaplan-Meier plot from the PAXF1657 patient-derived xenograft model.

n (%)
Response	ADCT-601 0.075 mg/kg (n=8)	ADCT-601 0.15 mg/kg (n=8)	ADCT-601 0.3 mg/kg (n=8)	AXL-107-MMAE 0.3 mg/kg (n=8)	AXL-107-MMAE 4 mg/kg (n=8)	Vehicle Control (n=8)
Complete response	0 (0.0)	0 (0.0)	3 (37.5)	0 (0.0)	8 (100.0)	0 (0.0)
Partial response	0 (0.0)	0 (0.0)	1 (12.5)	0 (0.0)	0 (0.0)	0 (0.0)
Tumor-free survivor	0 (0.0)	0 (0.0)	3 (37.5)	0 (0.0)	8 (100.0)	0 (0.0)

Response data obtained in the PAXF1657 patient-derived xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

The anti-tumor activity of ADCT-601 in the PAXF1657 patient-derived xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

The Kaplan-Meier plot of the activity of ADCT-601 in the PAXF1657 patient-derived xenograft model. Data represent Kaplan-Meier survival curves for each group of mice.

Preclinical Safety Studies

We evaluated the toxicity of ADCT-601 primarily in non-human primates and with a single-dose MTD study in rats. In non-human primates, toxicity was observed in the immune system, bone marrow, kidney, mammary glands (females only), reproductive tract and skin. Most microscopic findings were not reversible after a six-week recovery phase, except for the morphologic effect on the hematopoietic system in the bone marrow in both sexes, and the immune system (spleen, thymus and gut-associated lymphoid tissue) in males. In rats, the MTD for ADCT-601 was 6 mg/kg.

Phase 1 Clinical Trial in Selected Advanced Solid Tumors

We are conducting a Phase 1, open-label, dose escalation and dose expansion clinical trial of the safety, tolerability, pharmacokinetics and anti-tumor activity of ADCT-601, used as monotherapy, in patients with selected advanced solid or metastatic tumors, including triple-negative breast cancer, colorectal cancer, esophageal cancer, gastric cancer, head and neck cancer, mesothelioma, non-small cell lung cancer, ovarian cancer, pancreatic cancer and soft tissue sarcoma. We are conducting the clinical trial at four sites in the United States and Europe, pursuant to an IND accepted by the FDA in December 2018. The first patient was dosed in January 2019. The clinical trial’s design is summarized below.

Clincial Trial Design

The primary objectives of the clinical trial are to (i) evaluate the safety and tolerability of ADCT-601 in patients with selected advanced solid tumors and (ii) identify the recommended dose and dose schedule for future studies in patients with selected advanced solid tumors. The secondary objectives are to (i) evaluate the preliminary anti-tumor activity of ADCT-601, (ii) characterize the pharmacokinetic profile of ADCT-601 and (iii) evaluate the immunogenicity of ADCT-601.

The clinical trial will enroll patients with pathologically confirmed relapsed or refractory solid tumor malignancy that is locally advanced or metastatic at the time of screening and who have failed or are intolerant to existing therapies. The clinical trial is expected to enroll approximately 75 patients, with approximately 30 patients for the dose escalation stage and approximately 45 patients for the dose expansion stage.

In the dose escalation stage, patients will receive intravenous infusion of ADCT-601, at escalating doses, on the first day of each 21-day treatment cycle. The initial dose will be 50 µg/kg and the highest allowed dose will be 600 µg/kg. Dose escalation will be conducted using a 3+3 design with oversight by a DESC. In the dose expansion stage, patients will receive ADCT-601 at the recommended dose determined by the DESC based on the anti-tumor activity and tolerability observed during the dose escalation stage. The dose expansion stage may have up to three cohorts, one for each of three indications for which ADCT-601 was shown in the dose escalation stage to have preliminary activity. In this clinical trial, response to treatment will be determined as CR, PR, SD or PD, based on RECIST and iRECIST.

Interim Data

The dose-escalation stage of the Phase 1 clinical trial is ongoing. As of August 3, 2019, 15 patients have been treated with ADCT-601: three at the 50 µg/kg dose level, six at the 100 µg/kg dose level and six at the 150 µg/kg dose level. From a safety perspective, eight out of the 15 patients experienced one or more Grade ≥3 TEAEs, including pain, abdominal pain, hematuria, gamma-glutamyltransferase increased and anemia. One DLT of Grade 3 hematuria has been observed. Three patients treated at the 50 µg/kg dose level, six patients treated at the 100 µg/kg dose level and one patient treated at the 150 µg/kg dose level have been assessed for response to treatment, out of which one patient achieved a partial response at the 50 µg/kg dose level, four patients displayed stable disease at the 100 µg/kg dose level, one patient displayed stable disease at the 150 µg/kg dose level and the remaining assessed patients displayed progressive disease.

Our Preclinical Solid Tumor Product Candidates

ADCT-701: PBD-Based ADC Targeting DLK-1

ADCT-701 is an ADC targeting DLK-1-expressing cancers. We are developing ADCT-701 for the treatment of advanced solid tumors with high unmet medical needs, including hepatocellular carcinoma, neuroblastoma and small cell lung cancer (“SCLC”). ADCT-701 is composed of a humanized monoclonal antibody (HuBa-1-3D) directed against human DLK-1 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. DLK-1 is widely expressed during fetal development, but its expression is highly restricted in adults. However, DKL-1 is expressed in adults in several tumors, such as neuroblastoma, hepatocellular carcinoma (“HCC”), SCLC and acute myeloid leukemia. We believe that DLK-1 is an attractive target for ADC development as (i) DLK-1 is selectively expressed in a wide range of malignancies but is restrictively expressed in healthy organs, (ii) DLK-1 in HCC cells manifest cancer stem cell-like properties, such as chemo-resistance, self-renewal ability and xenograft tumorigenesis, indicating DLK-1’s potential to be a prognostic biomarker in HCC, and (iii) DLK-1 knockdown has been observed to suppress in vivo tumor growth and delay cell cycle progression. Currently, we are conducting preclinical development of ADCT-701 and expect to submit an IND in the fourth quarter of 2020.

We evaluated the in vivo efficacy of ADCT-701 in the LI1097 patient-derived hepatocellular carcinoma xenograft model, in which mice received a single dose of (i) ADCT-701 at 0.1 mg/kg, (ii) ADCT-701 at 0.3 mg/kg, (iii) ADCT-701 at 1 mg/kg, (iv) a non-targeted ADC at 1 mg/kg, or (v) a vehicle control. We observed that ADCT-701 exhibited potent, specific and dose-dependent anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data and the figure below shows the mean tumor volume in the LI1097 patient-derived xenograft model.

n (%)
Response	ADCT-701 0.1 mg/kg (n=8)	ADCT-701 0.3 mg/kg (n=8)	ADCT-701 1 mg/kg (n=8)	Non-Targeted ADC 1 mg/kg (n=8)	Vehicle Control (n=8)
Complete response	0 (0.0)	0 (0.0)	2 (37.5)	0 (0.0)	0 (0.0)
Partial response	0 (0.0)	0 (0.0)	3 (62.5)	0 (0.0)	0 (0.0)
Tumor-free survivor	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)

Response data obtained in the LI1097 patient-derived xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

The anti-tumor activity of ADCT-701 in the LI1097 patient-derived xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

ADCT-901: PBD-Based ADC Targeting KAAG1

ADCT-901 is an ADC targeting KAAG1-expressing cancers. We are developing ADCT-901 for the treatment of advanced solid tumors with high unmet medical needs, including platinum resistant ovarian cancer and triple negative breast cancer. ADCT-901 is composed of a humanized monoclonal antibody (3A4) directed against human KAAG1 and conjugated through a cathepsin-cleavable linker to SG3199, a PBD dimer cytotoxin. KAAG1 is a novel tumor-associated antigen expressed in a high percentage of ovarian tumors and triple negative breast cancer, with restricted expression in healthy cells. We believe that KAAG1 is an attractive target for ADC development as (i) it is an intracellular target by definition, but becomes exposed on the membrane of tumor cells, (ii) it has high expression in tumors with high unmet medical need, including ovarian cancer and triple negative breast cancer, while its expression on healthy tissue is very restricted and (iii) it internalizes and co-localizes with lysosomal-associated membrane protein 1, a lysosomal marker, which shows that the target is efficiently transported to the cellular compartment where efficient release of the cytotoxin is expected. Currently, we are conducting preclinical development of ADCT-901 and expect to submit an IND in the second quarter of 2020.

We evaluated the in vivo efficacy of ADCT-901 in the CTG-0703 patient-derived ovarian cancer xenograft model, in which mice received a single dose of (i) ADCT-901 at 1 mg/kg, (ii) a non-targeted ADC at 1 mg/kg, or (iii) a vehicle control. We observed that ADCT-901 exhibited potent and specific anti-tumor activity, while the non-targeted ADC and the vehicle control did not exhibit any significant anti-tumor activity. The table below summarizes the response data and the figure below shows the mean tumor volume in the CTG-0703 patient-derived xenograft model.

n (%)
Response	ADCT-901 1 mg/kg (n=8)	Non-Targeted ADC 1 mg/kg (n=8)	Vehicle Control (n=8)
Complete response	0 (0.0)	0 (0.0)	0 (0.0)
Partial response	7 (87.5)	0 (0.0)	0 (0.0)
Tumor-free survivor	0 (0.0)	0 (0.0)	0 (0.0)

Response data obtained in the CTG-0703 patient-derived xenograft model. Partial response is recorded when the tumor volume was 50% or less of its Day 1 volume for three consecutive measurements during the course of the study, and equal to or greater than 13.5 mm3 for one or more of these three measurements. Complete response is recorded when the tumor volume was <13.5 mm3 for three consecutive measurements during the course of the study. Tumor-free survivor is recorded when a complete response is recorded at the termination of a study.

The anti-tumor activity of ADCT-901 in the CTG-0703 patient-derived xenograft model. Data represent the mean tumor volume ± SEM for each group of mice.

Our Research Pipeline

In addition to our product candidates described above, we have selected five additional ADC targets (one hematological and four solid tumor targets) and ten XDC targets (four hematological and six solid tumor targets) for which we are conducting preclinical research, with the aim of selecting clinical candidates for further development. For the XDC product candidates, we are exploring different non-antibody protein scaffolds as well as peptides for tumor targeting.

We are also testing complementary technologies to expand the therapeutic index of our product candidates. For example, we are investigating novel conjugation and linker technologies to maximize the benefits of the PBD dimer technology. As an example, we benchmarked multiple site-specific conjugation technologies and identified GlycoConnectTM/Hydraspace technology (licensed from Synaffix) to provide the enhanced therapeutic index for ADCT-601 and ADCT-701 that we observed in preclinical models. We continue to explore alternative conjugation and linker strategies as they become available and determine whether there is any merit in utilizing them in product candidates.

Moreover, we are exploring the development of ADCs that use tumor-conditional binding approaches, such as antibody masking, which depends on the unique proteolytic environment in the tumor. These tumor-specific proteases can be used to remove masking peptides engineered on a masked antibody. Such masked antibodies will not bind to healthy tissue expressing the target and will not bind to soluble target shed into circulation (as there is no expression of the tumor specific proteases and the mask prevents binding to target). However, once in the tumor microenvironment, tumor-specific proteases release the masking peptide from the antibody and it will bind to the target on the tumor cell membrane, allowing internalization of the ADC into the tumor. Another tumor conditional binding approach relies on the pH difference between tumor (more acidic) and healthy tissue (neutral pH), as it is possible to raise and select antibodies that only bind to their antigen at acidic pH, while there is little to no binding at neutral pH. Hence, we believe that ADCs developed using such antibodies will only bind to target expressed in the tumor and leave healthy tissue unaffected.

Chemistry, Manufacturing and Controls

We believe that the manufacture of ADCs requires considerable expertise, know-how and resources. Since our inception, we have made significant financial and human resource investments to become a leader in the industry for ADC chemistry, manufacture and control processes. Currently, we have a 29 person, in-house team, based in the San Francisco Bay Area, overseeing our CMC operations for each of our product candidates.

We do not own or operate, and do not plan to own or operate, manufacturing infrastructure for the manufacture of clinical or commercial supply of our product candidates. Instead, we contract with third party cGMP-compliant CMOs that have the facilities and capabilities to manufacture on our behalf the intermediate components and the final product candidates for use in clinical trials and future commercial supply. Our in-house team oversees all aspects of the CMO manufacturing process, including defining the scope of work and monitoring all aspects of the manufacturing process to ensure that they meet our specifications and quality requirements, including conducting routine site visits and audits. We also contract with external specialist quality control and stability-testing organizations to monitor the quality of the materials manufactured by the CMOs.

Recently, we have commenced implementation of the commercial supply chain to meet the requirements for potential accelerated approvals of BLAs for ADCT-402 and ADCT-301. For ADCT-402, we are in the late stages of validating the commercial supply chain. For ADCT-301, we have contracted to initiate the validation of the commercial supply chain in early 2020.

License and Collaboration Agreements

MedImmune License and Collaboration Agreement

In 2011, we (then operating under the name ADCT Sàrl) entered into a license and collaboration agreement with Spirogen (since renamed ADC Products UK Ltd.), pursuant to which Spirogen granted us access to its next-generation PBD-based warhead and linker technology. In connection with AstraZeneca plc’s acquisition of Spirogen Sàrl (which was at the time the direct parent company of Spirogen) and the transfer of certain of Spirogen’s intellectual property to Spirogen Sàrl, including its PBD-based warhead and linker technology, the agreement was subsequently amended and restated in October 2013 (with retroactive effect to September 2011), with Spirogen Sàrl also becoming a party to such agreement. Spirogen Sàrl subsequently transferred the PBD technology to MedImmune Limited, which, together with MedImmune LLC, is the global biologics research and development arm of AstraZeneca plc. Thereafter, Spirogen Sàrl transferred its rights and obligations under the agreement to MedImmune and the agreement was subsequently amended and restated again in May 2016 (with retroactive effect to September 2011), with MedImmune replacing Spirogen Sàrl as the licensor thereunder.

Under the terms of the agreement, MedImmune has granted us an exclusive, worldwide license under certain patent rights and related know-how to make, have made, use, sell, offer for sale and import product candidates in the field of human therapeutics and diagnostics that consist of (i) PBD-based molecules directly conjugated to an antibody (i.e., ADCs with a PBD-based warhead) that specifically bind to up to 11 approved targets (“ADC Targets”), and (ii) PBD-based molecules conjugated to a non-antibody (i.e., targeting-moiety conjugates with a PBD-based warhead) that specifically bind to up to ten approved targets (“XDC Targets”). As of the date hereof, there are 11 approved ADC Targets subject to the license, including CD19 (the target of ADCT-402) and CD25 (the target of ADCT-301), and ten approved XDC Targets subject to the license.

Under the terms of the agreement, we have the right to grant sublicenses to affiliates and, subject to MedImmune’s approval (not to be unreasonably withheld), third parties. In addition, with respect to each licensed target, we have agreed to use commercially reasonable efforts to develop and commercialize at least one product and submit an IND application with the FDA (or its equivalent in another jurisdiction) for one product within 48 months after formal designation of the target as an approved replacement target, which we have done with respect to CD19 and CD25 upon submitting the IND applications for ADCT-402 and ADCT-301, respectively.

As consideration for the rights granted to us under the agreement, in 2011 we paid Spirogen an up-front licensing fee of $2.5 million. No further payments in consideration for the grant of such rights are required to be paid to Spirogen or MedImmune under the agreement.

With respect to patents conceived during the course of our exercise of our rights under the agreement, rights are allocated as follows under the agreement: (i) we own any such patent that claims an antibody that binds to one of the ADC Targets approved under the agreement, (ii) we and MedImmune jointly own any such patent claiming any PBD-based ADC, with us owning the exclusive right to exploit such patent during the term of the agreement and (iii) MedImmune owns any such patent that claims a PBD or any PBD attached to an antibody that does not bind to one of the ADC Targets approved under the agreement. In addition, we have the right to prosecute and maintain all patents described in clauses (i) and (ii) above and are responsible for the costs of prosecuting and maintaining such patents. The ownership of any patents conceived during our exercise of our rights under the agreement in connection with non-ADC Targets will be determined under U.S. patent law.

Unless earlier terminated, the agreement terminates on the date of expiration of the last to expire licensed patent right that covers a product being exploited under the license. The agreement (including the licenses granted thereunder) will terminate upon our material breach of any provision of the agreement that is not cured within an applicable cure period.

Genmab Collaboration and License Agreement

In June 2013, we entered into a collaboration and license agreement with Genmab to collaborate on the development of ADCT-301, which uses Genmab’s HuMax®-TAC antibody that targets CD25.

Under the terms of the agreement, Genmab has granted us an exclusive, worldwide license or sublicense, as applicable, to certain patents covering, and know-how relating to, the HuMax®-TAC antibody to make, develop, use, sell, offer for sale and import ADCT-301 for the treatment of conditions and diseases in humans.

We were not required to pay any up-front licensing fees, and are not required to pay any ongoing royalty fees or milestone or other payments, to Genmab under the agreement. Rather, under the terms of the agreement, each party initially had a 50% interest in ADCT-301 and, subject to the oversight of the joint steering committee established thereunder, we were responsible for the execution of the preclinical work plan, together with technical support from Genmab. Upon the joint steering committee’s approval of the proposed IND application and clinical work plan for ADCT-301 in March 2015, Genmab exercised its option under the agreement to retain a 25% interest in ADCT-301 rather than pay us a specified fee necessary to retain its 50% interest. As a result of such exercise, we are the sole developing party, have the casting vote on the joint steering committee and have assumed all costs for the future development of ADCT-301 until the completion of a Phase 1/2 clinical trial based upon an agreed clinical plan framework.

We may choose to discontinue our funding obligations under the agreement at any time upon prior written notice to Genmab. In such case, Genmab may choose to take over the development of ADCT-301 in return for increasing its interest in ADCT-301 from 25% to 75%, with us retaining a 25% interest and the licenses and sublicenses granted to us under the agreement terminating. If Genmab does not choose to take over the development of ADCT-301, the divestment process referred to below will be initiated immediately, unless the parties mutually agree to terminate the agreement.

Following database lock for the Phase 1/2 clinical trial, the agreement sets out a defined process to facilitate the divestment of ADCT-301 by licensing the rights thereto to us, Genmab or a third party, subject to Genmab’s right of first opportunity to negotiate to acquire ADCT-301 in full. This process includes the opportunity for both parties to bid for the license rights alongside third parties. Both parties are required to use commercially reasonable efforts to complete and maximize the value obtained in this process.If Genmab does not exercise its right of first opportunity and the divestment process is not successfully completed (or some other arrangement is not made) within a specified period of time, the agreement will be terminated.

Under the terms of the agreement, all patents directed to ADCT-301 that arose from the activities under the preclinical or clinical work plan (irrespective of the identity of the inventors) are our sole property, and we are responsible for the costs of prosecuting and maintaining such patents.

Unless earlier terminated (including, as described above), the agreement will expire upon the earlier of (i) following database lock for the Phase 1/2 clinical trial, upon (x) the execution of an agreement between Genmab and us documenting Genmab’s exercise of its option to acquire our share of ADCT-301 in full or (y) the consummation of the divestment of ADCT-301 by licensing the rights thereto to a third party (or to either us or Genmab) and (ii) the expiration of the last valid patent claim included in any of the intellectual property claiming ADCT-301 (whether licensed by Genmab to us or by us to Genmab) that would preclude a third party from developing, making, using, selling and importing ADCT-301 in any country. Either party may terminate the agreement upon breach by the other party of any material provision of the agreement that is not cured within an applicable cure period. Either party may terminate the agreement upon written notice thereof upon the occurrence of certain insolvency events with respect to the other party.

Upon termination of the agreement, the licenses and sublicenses granted thereunder will terminate and we will be required to grant to Genmab a non-exclusive, worldwide, fully paid-up license to any claims in any new patents in any jurisdiction (irrespective of the identity of the inventors) arising from the activities under the preclinical work plan or clinical work plan to the extent that such claims are directed to ADCT-301 (or other antibody drug conjugates making use of Genmab’s CD25 antibody). Any proceeds from such patents will be shared between the parties as set forth in the agreement.

Synaffix Commercial License Agreement

In October 2016, we entered into a commercial license agreement with Synaffix, under which we obtained a non-exclusive, royalty-bearing, sublicensable, worldwide license under certain patent rights and related know-how owned by Synaffix relating to site-specific conjugation technology to research, develop, manufacture, use, sell, import, distribute, commercialize and market antibody-drug conjugates for human therapeutic use that bind to three selected targets, including ADCT-601 and ADCT-701.

In consideration for the rights granted under the agreement, we paid an upfront fee and two additional six-figure fees upon our selection of licensed products binding specific targets, and are required to pay a one-time fee upon the acceptance of a BLA (or foreign equivalent) for a licensed product, payments in the high eight figures upon the achievement of certain milestones (of which we have already paid a high six-figure amount) and tiered royalties in the low single-digit percentages on net sales of licensed products.

The agreement remains in effect on a country-by-country and licensed product-by-licensed product basis until the expiration of the last-to-expire valid claim in a patent licensed under the agreement covering such product in such country. Upon the expiration of the agreement for each licensed product in each country, the licenses granted to us for such product in such country will become fully paid-up and perpetual. We may terminate the agreement in its entirety or on a licensed product-by-licensed product basis at any time. Either party may terminate the agreement, subject to a specified notice and cure period, for a breach by the other party of a material provision of the agreement or upon an insolvency-related event experienced by the other party.

Bergenbio License Agreement

In July 2014, we entered into a license agreement with Bergenbio AS (“Bergenbio”) under which we obtained an exclusive, royalty-bearing, sublicensable (subject to certain restrictions), worldwide license in certain patent rights and related know-how owned by Bergenbio relating to certain AXL-targeting antibodies used in ADCT-601 to conduct research, develop, make, use, sell, offer for sale, import and otherwise commercialize products for the treatment and/or prevention of diseases in humans (with an exception for certain types of products), as well as a similar non-exclusive license relating to companion diagnostics for such licensed products.

In consideration for the rights granted under the agreement we paid an upfront fee, and we also paid a one-time low six-figure fee upon the filing of an IND application for ADCT-601 in 2018. Additionally, we are required to make payments in the low eight figures per licensed product upon the achievement of certain milestones, an additional one-time low eight-figure payment upon the achievement of a specified commercialization milestone, and tiered royalties in the mid-single digit percentages on net sales of licensed products.

The agreement remains in effect on a country-by-country and licensed product-by-licensed product basis until the latest of (i) the expiration of the last-to-expire valid claim in a patent covering such product licensed under the agreement in such country, (ii) the expiration of any other exclusivity protection of such licensed product in such country and (iii) the ten-year anniversary of the first commercial sale of such licensed product in such country. Upon the expiration of the agreement for each licensed product in each country, the licenses granted to us for such product in such country will become fully paid-up and irrevocable. We may terminate the agreement at any time effective immediately upon providing written notice to Bergenbio. Either party may terminate the agreement, subject to specified notice and cure periods, for a material breach by the other party of the agreement or upon an insolvency-related event experienced by the other party. Bergenbio may terminate the agreement, subject to a specified notice and cure period, if we fail to undertake any reasonable steps in the development and/or commercialization of at least one licensed product for a period of more than six consecutive months.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our technology, programs and know-how related to our business, defend and enforce our intellectual property rights, in particular, our patent rights, preserve the confidentiality of our trade secrets, and operate without infringing valid and enforceable intellectual property rights of others. We seek to protect our proprietary position by, among other things, exclusively licensing and filing U.S. and foreign patent applications related to our technology, existing and planned programs and improvements that are important to the development of our business, where patent protection is available. We also rely on trade secrets, know-how, continuing technological innovation and confidential information to develop and maintain our proprietary position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have licensed or filed or may license or file in the future, and we cannot be sure that any patents we have licensed or patents that may be licensed or granted to us in the future will not be challenged, invalidated, or circumvented or that such patents will be commercially useful in protecting our technology. Moreover, trade secrets can be difficult to protect. While we have confidence in the measures we take to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

In addition, we or our licensors may be subject to claims that former employees, collaborators, or other third parties have an interest in our owned or in-licensed patents or other intellectual property as an inventor or co-inventor. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patent applications, such co-owners may be able to license their rights to other third parties, including our competitors. In addition, we may need the cooperation of any such co-owners to enforce any patents that issue from such patent applications against third parties, and such cooperation may not be provided to us. For more information regarding the risks related to intellectual property, please see “Risk Factors—Risks Related to Intellectual Property.”

Patent Portfolio

The term of individual utility patents depends upon the countries in which they are granted. In most countries, including the United States, the utility patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent having an earlier expiration date. In certain circumstances, U.S. patents can also be eligible for patent term extension; for more information, see “—Government Regulation—Regulatory Approval in the United States—U.S. Patent Term Restoration and Marketing Exclusivity.” The expiration dates referred to below are without regard to potential patent term adjustment or extension that may be available to us.

In general, our licensed, owned or co-owned patents relate to our ADC products, the underlying antibodies, the PBD-based warhead, the linker used to connect such PBD warheads to the antibodies to form an ADC, modifications of the antibodies to enhance efficacy, and the methods to formulate, co-formulate, use and administer or co-administer such ADCs.

“PBD Warhead,” “PBD Warhead with Linker” and Linker Patent Protection

As of May 24, 2019, with respect to the PBD-based warhead and ADC technology we use to develop our product candidates, we have exclusively licensed from MedImmune 16 patent families directed to different aspects of the chemistry of the PBD molecules and methods of using the molecules in the treatment of proliferative diseases. These families include approximately 17 issued U.S. utility patents, 16 granted European patents, 12 granted Japanese patents, six granted Chinese patents, and 57 granted utility patents in other jurisdictions, along with 16 pending utility patent applications in non-U.S. jurisdictions. These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2021 and 2033.

As of May 24, 2019, with respect to the “PBD warhead with linker” or linker technology we use to develop our product candidates, we have exclusively licensed from MedImmune 23 patent families directed to different aspects of the chemistry of the “PBD with linker” or linker molecules. Some of these patent families offer generic protection to the ADCs as well. These families include approximately 18 issued U.S. utility patents, 17 granted European patents, 17 granted Japanese patents, seven granted Chinese patents and 93 granted utility patents in other jurisdictions, along with nine pending U.S. non-provisional utility patent applications and 129 pending utility patent applications in other jurisdictions (including one Patent Cooperation Treaty (“PCT”) application). These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2031 and 2038. The issued utility patents, and any utility patents granted from applications, more specifically directed to the “PBD warhead with linker” or linker present in ADCT-301, ADCT-402 and ADCT-602 are expected to expire between 2031 and 2033. Any utility patents granted from applications more specifically directed to the “PBD warhead with linker” or linker present in ADCT-601 are expected to expire in 2038.

For more information on the license and collaboration agreement with MedImmune, see “—License and Collaboration Agreements—MedImmune License and Collaboration Agreement.”

Antibody and Product-Specific Patent Protection

ADCT-402

The antibody for ADCT-402 is in the public domain.

Patents more specifically directed to the ADCT-402 ADC are co-owned by us and MedImmune, with us having the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. As of May 24, 2019, there are five such patent families directed to the ADC product, methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases, and dosing regimens. The family having issued claims directed to the ADCT-402 composition includes one issued U.S. utility patent, one granted utility patent in each of Europe, Japan and China and one pending U.S. non-provisional utility patent application, along with one granted utility patent and four pending utility patent applications in other jurisdictions. The other families include one pending U.S. provisional utility patent application and three pending utility patent applications in other jurisdictions (including two PCT applications). These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2033 and 2038.

ADCT-301

As of May 24, 2019, with respect to the antibody for ADCT-301, we exclusively license an antibody utility patent family from Genmab that includes approximately four issued U.S. utility patents, one pending U.S. non-provisional utility patent application and 14 granted patents in foreign jurisdictions. These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2023 and 2024. For more information on the collaboration and license agreement with Genmab, see “—License and Collaboration Agreements—Genmab Collaboration and License Agreement.”

The patents more specifically directed to the ADCT-301 ADC are co-owned by us and MedImmune, with us having the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. As of May 24, 2019, there are nine such patent families directed to the ADC product, methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases, and dosing regimens. The family having issued claims directed to the ADCT-301 composition includes one issued U.S. utility patent, one granted utility patent in each of Europe, Japan, and China, and three granted utility patents and five pending utility patent applications in other jurisdictions. The other families include three pending U.S. non-provisional utility patent applications, three pending European utility patent applications, one pending utility patent application in each of Japan and China, and 13 pending utility patent applications in other jurisdictions (including four PCT applications). These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2033 and 2039.

ADCT-602

As of May 24, 2019, we and MedImmune co-own three patent families relating specifically to the ADCT-602 ADC, along with methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases; we have the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. The family having issued claims directed to the ADCT-602 composition includes one issued U.S. utility patent and one granted utility patent in each of Europe, Japan and China, along with three granted utility patents and five pending utility patent applications in other jurisdictions. The other families include one pending U.S. non-provisional utility patent application, one pending utility patent application in each of Europe, Japan, and China, and nine pending utility patent applications in other jurisdictions (including one PCT application). These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2033 and 2038. We also exclusively license one patent family from MedImmune relating to the ADCT-602 ADC. This family includes one pending U.S. non-provisional utility patent application and one pending utility patent application in each of Europe, Japan, China, and India. Any utility patents granted from such applications are expected to expire in 2036.

ADCT-601

As of May 24, 2019, we and MedImmune co-own two patent families relating specifically to the ADCT-601 ADC, along with methods of using the ADC as a single agent or in combination with other named molecules in the treatment of proliferative diseases; we have the exclusive right to exploit the relevant patents during the term of our license and collaboration agreement with MedImmune. The family directed to the ADCT-601 ADC contains one pending PCT application, and the family directed to methods of use contains one pending U.S. non-provisional utility patent application and one pending PCT application. Any utility patents granted from such applications are expected to expire in 2038.

Additionally, we license several patent families relating to ADCT-601. As of May 24, 2019, this includes two patent families exclusively licensed from Bergenbio relating to the ADCT-601 antibody moiety as a product. These families include one issued U.S. utility patent, one allowed European utility patent, one pending U.S. non-provisional utility patent application, and one pending utility patent application in each of Europe, Japan and China, along with four pending utility patent applications in other jurisdictions. The issued utility patent, and any utility patents granted from such applications, are expected to expire between 2035 and 2036. We also non-exclusively license patent families from Synaffix relating to processes for producing ADCs with the ADCT-601 linker technology and linker synthesis intermediates. These families include six issued U.S. utility patents, five granted European utility patents, one granted Japanese utility patent, two granted Chinese utility patents and two granted Indian utility patents, along with one pending U.S. non-provisional utility patent application, one pending European utility patent application, four pending Japanese utility patent applications and three pending Chinese utility patent applications. These issued utility patents, and any utility patents granted from such applications, are expected to expire between 2031 and 2037. Additionally, we exclusively license one patent family from MedImmune relating to the ADCT-601 ADC that contains one pending PCT application. Any utility patents granted from this application are expected to expire in 2038. For more information on the license agreements with Synaffix and Bergenbio, see “—License and Collaboration Agreements—Synaffix Commercial License Agreement” and “—License and Collaboration Agreements—Bergenbio License Agreement.”

Competition

The biotechnology industry, and the oncology subsector, are characterized by rapid evolution of technologies, fierce competition and strong defense of intellectual property. While we believe that our technology, intellectual property, know-how, scientific expertise and leadership team provide us with certain competitive advantages, we face potential competition from many sources, including major pharmaceutical and biotechnology companies, academic institutions and public and private research organizations. Many competitors and potential competitors have substantially greater scientific, research and product development capabilities, as well as greater financial, marketing and human resources than we do.

Many companies are active in the oncology market and are developing or marketing products for the specific therapeutic markets that we target, including both antibody and non-antibody-based therapies. Similarly, we also face competition from other companies and institutions that continue to invest in innovation in the ADC field including new payload classes, new conjugation approaches and new targeting moieties. Specifically, we are aware of multiple companies with ADC technologies that may be competitive to our product candidates, including, but not limited to, AbbVie, Inc., Astellas Pharma Inc., AstraZeneca plc, BioAtla, LLC, Bristol-Myers Squibb Company, CytomX Therapeutics, Daiichi Sankyo Company, Eli Lilly and Company, Genentech, Inc., Genmab A/S, ImmunoGen, Inc., Immunomedics, Inc., Mersana Therapeutics Inc., Millennium Pharmaceuticals, Inc., MorphoSys AG, Novartis International AG, Pfizer Inc., F. Hoffmann-La Roche AG, Sanofi S.A., Seattle Genetics, Inc., Sutro Biopharma, Inc., Takeda Pharmaceutical Company Ltd and Wyeth Pharmaceuticals, Inc. Currently, there are five approved ADCs: (i) brentuximab vedotin (Adcetris®), marketed by Seattle Genetics, Inc. and Takeda Pharmaceutical Company Ltd, (ii) ado-trastuzumab emtansine (Kadcyla®), marketed by Genentech, Inc., (iii) inotuzumab ozogamicin (Besponsa®), marketed by Pfizer Inc., (iv) gemtuzumab ozogamicin (Mylotarg®), also marketed by Pfizer Inc. and (v) polatuzumab vedotin (Polivy®), marketed by Genentech, Inc. In addition, as of 2018, there are approximately 175 ADCs in development, the vast majority of which are being developed for the treatment of cancer.

In the relapsed or refractory DLBCL setting, for which we are developing ADCT-402, current third-line treatment options include CAR-T, allogeneic stem cell transplant and chemotherapy using small molecules. Recently, Polivy® was approved for third-line use in combination with bendamustine and a rituximab product. In addition, we expect new competitors, including MOR208 and bispecific antibodies, to enter the market as treatment options for such patients.

In the relapsed or refractory HL setting, for which we are developing ADCT-301, current third-line treatment options include chemotherapy, immunotherapy and Adcetris®. In addition, we expect changes to the treatment paradigm, such as the movement of Adcetris® to earlier lines of therapy and the potential expanded use of checkpoint inhibitors, and new entrants such as bispecific antibodies.

Any product candidates that we successfully develop and commercialize may compete directly with approved therapies and any new therapies that may be approved in the future. Competition will be based on their safety and effectiveness, the timing and scope of marketing approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price levels and discounts offered, patent position and other factors. Our competitors may succeed in developing competing products before we do, obtaining marketing approval for products and gaining acceptance for such products in the same markets that we are targeting.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, such as our investigational medicines and any future investigational medicines. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

Regulatory Approval in the United States

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Biological products used for the prevention, treatment or cure of a disease or condition of a human being are subject to regulation under the FDCA, except the section of the FDCA that governs the approval of new drug applications (“NDAs”). Biological products, such as our ADC product candidates, are approved for marketing under provisions of the Public Health Service Act (the “PHSA”), via a BLA. However, the application process and requirements for approval of BLAs are very similar to those for NDAs, and biologics are associated with similar approval risks and costs as drugs. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending NDAs or BLAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Our investigational medicines and any future investigational medicines must be approved by the FDA pursuant to a BLA before they may be legally marketed in the United States. The process generally involves the following:

•	completion of extensive preclinical laboratory and animal studies in accordance with applicable regulations, including studies conducted in accordance with GLP requirements;
•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;
•	approval by an IRB or independent ethics committee at each clinical trial site before each clinical trial may be commenced;
•	performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, GCP requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;
•	submission to the FDA of a BLA;
•	a determination by the FDA within 60 days of its receipt of a BLA to accept the filing for review;
•	satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the biologic, or components thereof, will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality and purity;
•	satisfactory completion of any potential FDA audits of the clinical trial sites that generated the data in support of the BLA to assure compliance with GCPs and integrity of the clinical data;
•	payment of any user fees for FDA review of the BLA;
•	FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee; and
•	compliance with any post-approval requirements, including REMS, where applicable, and post-approval studies required by the FDA as a condition of approval.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, or at all.

Preclinical Studies

Before testing any biological product candidates in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCPs, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated in the trial. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website. Information related to the product, patient population, phase of investigation, clinical trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these clinical trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the clinical trial was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3:

•	Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacokinetics, pharmacologic action, side effect tolerability, safety of the product candidate, and, if possible, early evidence of effectiveness. Phase 1 clinical trials may be designated as Phase 1a, which may involve dose escalation to determine the maximum tolerated dose, or Phase 1b, which may involve dose expansion at one or more dose levels to determine the recommended dose level for Phase 2 clinical trials.
•	Phase 2 clinical trials generally involve studies in disease-affected patients to evaluate proof of concept and/or determine the dosing regimen(s) for subsequent investigations. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.
•	Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product, and provide an adequate basis for product labeling. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the biologic.

These Phases may overlap or be combined. For example, a Phase 1/2 clinical trial may contain both a dose-escalation stage and a dose-expansion stage, the latter of which may confirm tolerability at the recommended dose for expansion in future clinical trials (as in traditional Phase 1 clinical trials) and provide insight into the anti-tumor effects of the investigational therapy in selected subpopulation(s).

Typically, during the development of oncology therapies, all subjects enrolled in Phase 1 clinical trials are disease-affected patients and, as a result, considerably more information on clinical activity may be collected during such trials than during Phase 1 clinical trials for non-oncology therapies. A single Phase 3 or Phase 2 trial with other confirmatory evidence may be sufficient in rare instances to provide substantial evidence of effectiveness (generally subject to the requirement of additional post-approval studies).

Phase 1, Phase 2, Phase 3 and other types of clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including noncompliance with regulatory requirements or a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality, potency, and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the investigational medicines do not undergo unacceptable deterioration over their shelf life.

FDA Review Process

Following completion of the clinical trials, the results of preclinical studies and clinical trials are submitted to the FDA as part of a BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic or drug may be marketed in the United States.

The cost of preparing and submitting a BLA is substantial. Under the Prescription Drug User Fee Act, as amended (the “PDUFA”), each BLA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The applicant under an approved BLA is also subject to an annual program fee.

The FDA reviews all submitted BLAs before it accepts them for filing and may request additional information. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of an original BLA for a new molecular entity and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process can be extended by FDA requests for additional information or clarification.

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

The FDA also may audit data from clinical trials to ensure compliance with GCP requirements and the integrity of the data supporting safety and efficacy. Additionally, the FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it generally follows such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process.

After the FDA evaluates a BLA, it will issue either an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter generally outlines the deficiencies in the BLA and may require additional clinical data, additional pivotal clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing in order for FDA to reconsider the application. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing. The FDA has committed to reviewing such resubmissions in two or six months, depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval.

As a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy (“REMS”) to help ensure that the benefits of the biologic outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals, and elements to assure a product’s safe use (“ETASU”). An ETASU can include, but is not limited to, special training or certification for prescribing or dispensing the product, dispensing the product only under certain circumstances, special monitoring, and the use of patient-specific registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, the FDA may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States but for which there is no reasonable expectation that the cost of developing and making the product for this type of disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation on its own does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same product for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication. In the latter case, because healthcare professionals are free to prescribe products for off-label uses, the competitor’s product could be used for the orphan indication despite another product’s orphan exclusivity.

FDA’s determination of whether two ADCs are the same product for purposes of orphan drug exclusivity is based on a determination of sameness of the monoclonal antibody element and the functional element of the conjugated molecule. Two ADCs are deemed to be the same product if the complementarity determining region sequences of the antibody and the functional element of the conjugated molecule are the same. A difference in either of those two elements can result in a determination that the molecules are different.

Expedited Development and Review Programs

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition.

Fast track designation may be granted for products that are intended to treat a serious or life-threatening disease or condition for which there is no effective treatment and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor of a new biologic candidate can request the

FDA to designate the candidate for a specific indication for fast track status concurrent with, or after, the submission of the IND for the candidate. The FDA must determine if the biologic candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s BLA before the application is complete. This “rolling review” is available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval.

Breakthrough therapy designation may be granted for products that are intended, alone or in combination with one or more other products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new biologic candidate may request that the FDA designate the candidate for a specific indication as a breakthrough therapy concurrent with, or after, the submission of the IND for the biologic candidate. The FDA must determine if the biological product qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to the product sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team and taking other steps to design the clinical studies in an efficient manner.

Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review.

Accelerated approval may be granted for products that are intended to treat a serious or life-threatening condition and that generally provide a meaningful therapeutic advantage to patients over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large studies to demonstrate a clinical or survival benefit. The accelerated approval pathway is contingent on a sponsor’s agreement to conduct additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. These confirmatory trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, fast track designation, breakthrough therapy designation, priority review and accelerated approval do not change the standards for approval, but may expedite the development or approval process.

Additional Controls for Biologics

To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. As with drugs, after approval of biologics, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

Pediatric Information

Under the Pediatric Research Equity Act, or PREA, BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA generally does not apply to any biological product for an indication for which orphan designation has been granted. However, beginning in 2020, PREA will apply to BLAs for orphan-designated biologics if the biologic is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA has determined is substantially relevant to the growth or progression of a pediatric cancer.

The Best Pharmaceuticals for Children Act (the “BPCA”) provides a six-month extension of any exclusivity—patent or non-patent—for a biologic if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new biologic in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Post-Approval Requirements

Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Biologics may be marketed only for the approved indications and in a manner consistent with the provisions of the approved labeling.

Adverse event reporting and submission of periodic safety summary reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, biological product manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Biologic manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects a biologic product’s manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with required regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, suspension of the approval, complete withdrawal of the product from the market or product recalls;
•	fines, warning or other enforcement-related letters or holds on post-approval clinical studies;
•	refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product license approvals;
•	product seizure or detention, or refusal to permit the import or export of products; or
•	injunctions or the imposition of civil or criminal penalties.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration, and specifics of FDA approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch Waxman Amendments. The Hatch Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term extension period is generally one half the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for such an extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we or are licensors may apply for patent term extension for our owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA. However, an extension might not be granted because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than requested.

The BPCIA created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency.

Regulatory Approval in the European Union

The EMA is a decentralized scientific agency of the European Union. It coordinates the evaluation and monitoring of centrally authorized medicinal products. It is responsible for the scientific evaluation of applications for EU marketing authorizations, as well as the development of technical guidance and the provision of scientific advice to sponsors. The EMA decentralizes its scientific assessment of medicines by working through a network of about 4,500 experts throughout the European Union, nominated by the member states. The EMA draws on resources of over 40 National Competent Authorities of European Union member states.

The process regarding approval of medicinal products in the European Union follows roughly the same lines as in the United States and likewise generally involves satisfactorily completing each of the following:

•	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable EU Good Laboratory Practice regulations;
•	submission to the relevant national authorities of a clinical trial application (“CTA”) for each trial in humans, which must be approved before the trial may begin in each country where patient enrollment is planned;
•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;
•	submission to the relevant competent authorities of a MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;
•	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced cGMP;
•	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and
•	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Preclinical Studies

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the quality and potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant international, EU and national legislation, regulations and guidelines. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

Clinical Trials

Pursuant to the Clinical Trials Directive 2001/20/EC, as amended (the “Clinical Trials Directive”), a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of each European Union member state in which a clinical trial is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier and further supporting information prescribed by the Clinical Trials Directive and other applicable guidance documents including but not being limited to the clinical trial protocol. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

Directive 2001/20/EC will be replaced by Regulation (EU) No. 536/2014, which became effective on June 16, 2014. The Regulation introduces an authorization procedure based on a single submission via a single EU portal, an assessment procedure leading to a single decision, as well as transparency requirements (the proactive publication of clinical trial data in the EU database). Since October 2016, based on its Policy 0070, the EMA has been publishing clinical data submitted by pharmaceutical companies to support their MAA for human medicines under this centralized procedure.

Manufacturing and import into the EU of investigational medicinal products is subject to the holding of appropriate authorizations and must be carried out in accordance with cGMP.

Review and Approval

Authorization to market a product in the European Union member states proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure. Since our products by their virtue of being antibody-based biologics fall under the centralized procedure, only this procedure will be described here.

Certain drugs, including medicinal products developed by means of biotechnological processes, must be approved via the centralized authorization procedure for marketing authorization. A successful application under the centralized authorization procedure results in a marketing authorization from the European Commission, which is automatically valid in all European Union member states. The other European Economic Area member states (namely Norway, Iceland and Liechtenstein) are also obligated to recognize the European Commission decision. The EMA and the European Commission administer the centralized authorization procedure.

Under the centralized authorization procedure, the Committee for Medicinal Products for Human Use (the “CHMP”) serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the CHMP acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP is required to issue an opinion within 210 days of receipt of a valid application, though the clock is stopped if it is necessary to ask the applicant for clarification or further supporting data. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. Once the procedure is completed, a European Public Assessment Report is produced. If the CHMP concludes that the quality, safety and efficacy of the medicinal product is sufficiently proven, it adopts a positive opinion. The CHMP’s opinion is sent to the European Commission, which uses the opinion as the basis for its decision whether or not to grant a marketing authorization. If the opinion is negative, information is given as to the grounds on which this conclusion was reached.

After a drug has been authorized and launched, it is a condition of maintaining the marketing authorization that all aspects relating to its quality, safety and efficacy must be kept under review. Sanctions may be imposed for failure to adhere to the conditions of the marketing authorization. In extreme cases, the authorization may be revoked, resulting in withdrawal of the product from sale.

Conditional Approval and Accelerated Assessment

As per Article 14(7) of Regulation (EC) 726/2004, a medicine that would fulfill an unmet medical need may, if its immediate availability is in the interest of public health, be granted a conditional marketing authorization on the basis of less complete clinical data than are normally required, subject to specific obligations being imposed on the authorization holder. These specific obligations are to be reviewed annually by the EMA. The list of these obligations shall be made publicly accessible. Such an authorization shall be valid for one year, on a renewable basis.

When an application is submitted for a marketing authorization in respect of a drug for human use which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure pursuant to Article 14(9) of Regulation (EC) 726/2004. Under the accelerated assessment procedure, the CHMP is required to issue an opinion within 150 days of receipt of a valid application, subject to clock stops. We believe that some of the disease indications in which our product candidates are currently being or may be developed in the future qualify for this provision, and we will take advantage of this provision as appropriate.

Period of Authorization and Renewals

A marketing authorization is initially valid for five years and may then be renewed on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder shall provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variants introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization shall be valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization shall cease to be valid (the so-called sunset clause).

Without prejudice to the law on the protection of industrial and commercial property, marketing authorizations for new medicinal products benefit from an 8+2+1 year period of regulatory protection. This regime consists of a regulatory data protection period of eight years plus a concurrent market exclusivity of 10 years plus an additional market exclusivity of one further year if, during the first eight years of those 10 years, the marketing approval holder obtains an approval for one or more new therapeutic indications which, during the scientific evaluation prior to their approval, are determined to bring a significant clinical benefit in comparison with existing therapies. Under the current rules, a third party may reference the preclinical and clinical data of the reference product beginning eight years after first approval, but the third party may market a generic version of the reference product after only 10 (or 11) years have lapsed.

Orphan Drug Designation

Regulation (EC) 141/2000 states that a drug shall be designated as an orphan drug if its sponsor can establish (i) that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and (ii) that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Regulation (EC) 847/2000 sets out criteria for the designation of orphan drugs. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a 10-year period of market exclusivity, which means that no similar medicinal product can be authorized in the same indication. This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify continued market exclusivity. In addition, derogation from market exclusivity may be granted on an individual basis in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product or demonstration of “clinically relevant superiority” by a similar medicinal product. Medicinal products designated as orphan drugs pursuant to Regulation (EC) 141/2000 are eligible for incentives made available by the European Union and by the member states to support research into, and the development and availability of, orphan drugs.

If the MAA of a medicinal product designated as an orphan drug pursuant to Regulation (EC) 141/2000 includes the results of all studies conducted in compliance with an agreed PIP, and a corresponding statement is subsequently included in the marketing authorization granted, the 10-year period of market exclusivity will be extended to 12 years.

European Data Collection and Processing

The collection, transfer, processing and other use of personal information, including health data, in the European Union is governed by the GDPR, which came into effect in May 2018. This directive imposes several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used,

(iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (v) extensive internal privacy governance obligations and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR prohibits the transfer of personal data to countries outside the European Economic Area, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Failure to comply with the requirements of the GDPR and the related national data protection laws of the European Union member states may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR and related data protection laws may impose additional responsibility and liability in relation to personal data that we collect and process and we may be required to put in place additional mechanisms ensuring compliance with such rules. This may be onerous and adversely affect our business, financial condition, results of operations, and prospects.

Marketing

Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union member states, such as the U.K. Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union member states must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization, and/or the regulatory authorities of the individual European Union member states. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union member states. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

International Regulation

In addition to regulations in the United States and Europe, a variety of foreign regulations govern clinical trials, commercial sales and distribution of product candidates. The approval process varies from country to country and the time to approval may be longer or shorter than that required for FDA or European Commission approval.

Other Healthcare Laws and Regulations and Legislative Reform

Healthcare and Privacy Laws and Regulations

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. The healthcare laws that may affect our ability to operate include, but are not limited to:

•	The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.

•	Federal civil and criminal false claims laws, such as the FCA, which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.
•	HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.
•	HIPAA, as amended by HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.
•	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.
•	The federal transparency requirements under the Physician Payments Sunshine Act, created under the Health Care Reform Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to CMS information related to payments and other transfers of value provided to physicians and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members.
•	State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers.
•	State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes;

and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.

If our operations are found to be in violation of any of these laws or any other current or future healthcare laws that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Legislative Reform

We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation.

For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the Health Care Reform Act, which included changes to the coverage and reimbursement of drug products under government healthcare programs such as:

•	increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program;
•	established a branded prescription drug fee that pharmaceutical manufacturers of certain branded prescription drugs must pay to the federal government;
•	expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program;
•	established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;
•	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•	expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;
•	created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected;
•	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	established a Center for Medicare and Medicaid Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and
•	created a licensure framework for follow-on biologic products.

Since its enactment, there have been judicial and congressional challenges to certain aspects of the Health Care Reform Act as well as recent efforts by the current U.S. Presidential Administration to repeal or replace certain aspects of the Health Care Reform Act. For example, in 2017, the U.S. Congress enacted the TCJA, which eliminated the tax-based shared responsibility payment imposed by the Health Care Reform Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, the U.S. District Court for the Northern District of Texas held that the individual mandate is a critical and inseverable feature of the Health Care Reform Act, and therefore, because it was repealed by the TCJA, the remaining provisions of the Health Care Reform Act are invalid as well. While the enforcement of the judgment is stayed pending appeal and the current U.S. Presidential Administration and the CMS have stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals and other efforts to repeal and replace the Health Care Reform Act will impact the Health Care Reform Act. Since the enactment of the TCJA, there have been additional amendments to certain provisions of the Health Care Reform Act, and the current U.S. Presidential Administration and Congress may continue to seek to modify, repeal or otherwise invalidate all, or certain other provisions of, the Health Care Reform Act. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects.

In 2017, the U.S. Congress enacted the Right to Try Act. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. In 2011, the U.S. Congress enacted the Budget Control Act, which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 absent additional congressional action. In 2012, the U.S. Congress enacted the American Taxpayer Relief Act which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any product candidates we may develop. In addition, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.

Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. At the federal level, the current U.S. Presidential Administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the current U.S. Presidential Administration released a “Blueprint” to lower drug prices and reduce out-of-pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out-of-pocket costs of drug products paid by consumers. In addition, CMS issued a final rule, effective on July 9, 2019, that requires direct-to-consumer advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product if it is equal to or greater than $35 for a monthly supply or usual course of treatment. Prescription drugs and biological products that are in violation of these requirements will be included on a public list. Any adopted health reform measure could reduce the ultimate demand for our products, if approved, or put pressure on our product pricing. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future.

Environmental, Health and Safety Laws and Regulations

We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In particular, our product candidates use PBDs, which are highly potent cytotoxins that require special handling by our and our contractors’ staff. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages, fines and penalties associated with such liability could exceed our assets and resources. Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations.

Pharmaceutical Coverage, Pricing and Reimbursement

The availability and extent of coverage and adequate reimbursement by governmental and private third-party payors is essential for most patients to be able to afford expensive medical treatments. In both domestic and foreign markets, sales of our product candidates will depend substantially on the extent to which the costs of our product candidates will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors decide which products will be covered and establish reimbursement levels for those products.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

Obtaining coverage approval and reimbursement for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement at a satisfactory level. If coverage and adequate reimbursement of our future products, if any, is unavailable or limited in scope or amount, such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability. Adverse coverage and reimbursement limitations may hinder our ability to recoup our investment in our product candidates, even if such product candidates obtain regulatory approval.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. There is no uniform policy for coverage and reimbursement in the United States and, as a result, coverage and reimbursement can differ significantly from payor to payor. In the United States, the principal decisions about reimbursement for new medicines are typically made by the CMS, which decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors often, but not always, follow the CMS’s decisions regarding coverage and reimbursement. It is difficult to predict what third-party payors will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Further, one payor’s determination to provide coverage and adequate reimbursement for a product does not assure that other payors will also provide coverage and adequate reimbursement for that product. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates. There can be no assurance that our product candidates will be considered medically necessary or cost-effective. In addition to third-party payors, professional organizations and patient advocacy groups such as the National Comprehensive Cancer Network and the American Society of Clinical Oncology can influence decisions about reimbursement for new medicines by determining standards for care. Therefore, it is possible that any of our product candidates, even if approved, may not be covered by third-party payors or the reimbursement limit may be so restrictive that we cannot commercialize the product candidates profitably.

Reimbursement agencies in Europe may be more restrictive than payors in the United States. For example, a number of cancer products have been approved for reimbursement in the United States but not in certain European countries. In Europe, pricing and reimbursement schemes vary widely from country to country. For example, some countries provide that products may be marketed only after an agreement on reimbursement price has been reached. Such pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Other countries require the completion of additional health technology assessments that compare the cost-effectiveness of a particular product candidate to currently available therapies. In addition, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product, may adopt a system of direct or indirect controls on the profitability of the company placing the product on the market or monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. Furthermore, many countries in the European Union have increased the amount of discounts required on pharmaceutical products, and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, and prescription products in particular, has become increasingly intense. As a result, there are increasingly higher barriers to entry for new products. There can be no assurance that any country that has reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries. Accordingly, the reimbursement for any products in Europe may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Furthermore, the containment of healthcare costs has become a priority of foreign and domestic governments as well as private third-party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably. We also expect to experience pricing pressures due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. These and other cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower-than-anticipated product revenues. In addition, the publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if coverage and adequate reimbursement of our products is unavailable or limited in scope or amount, our revenues and the potential profitability of our product candidates in those countries would be negatively affected.

Facilities

We do not own any real property. We believe that our leased facilities meet our present needs and are continuously reviewing our space requirements. The table below sets forth the sizes and uses of our leased facilities:

Location	Primary Function	Approximate Size
Biopôle Route de la Corniche 3B 1066 Epalinges Switzerland	Office	518 m2

430 Mountain Avenue, 4th Floor Murray Hill, New Jersey 07974 United States	Office	1038 m2

42 New Road London, E1 2AX United Kingdom	Office and laboratory	284 m2

1510 Fashion Island Boulevard, Suite 205 San Mateo, California 94404 United States	Office	390 m2

We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

Employees

As of July 31, 2019, we had 125 personnel, 87 of whom have an advanced academic degree (Diploma/Master, D.Phil., Ph.D., M.D.). As of July 31, 2019, 72 of our employees were located in the United States, 23 in Switzerland and 30 in the United Kingdom. We are not subject to collective bargaining agreements or similar labor contracts and do not have a workers’ council. We believe that our relationship with our employees is good.

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. The results of litigation and claims cannot be predicted with certainty. As of the date of this prospectus, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

MANAGEMENT

Executive Officers and Board of Directors

The following table presents information about our executive officers and directors immediately following the pricing of this offering and prior to the listing of our common shares on the NYSE. The term of each of our directors is one year and, accordingly, will expire at our annual general meeting of shareholders to be held in 2020. Ages are as of the date of this prospectus.

Name	Position(s)	Age
Executive Officers and Directors
Christopher Martin	Chief Executive Officer and Director	61
Michael Forer	Executive Vice President, Chief Financial Officer and Director	54
Jay Feingold	Senior Vice President, Chief Medical Officer & Head of Oncology	63
Patrick van Berkel	Senior Vice President, Research and Development	51
Richard Onyett	Vice President, Business Development	72
Dominique Graz	General Counsel and Company Secretary	58
Peter Greaney	Head of Corporate Development	40
Stéphane Henchoz	Director of Finance	51
Susan Romanus	Chief Compliance Officer	54
Non-Executive Directors
Peter B. Corr	Chairman and Director	71
Stephen Evans-Freke	Director	67
Peter Hug	Director	60
Thomas Pfisterer	Director	37
Thomas M. Rinderknecht	Director	65
Tyrell J. Rivers	Director	46
Jacques Theurillat	Director	60
Barrie Ward	Director	80

Unless otherwise indicated, the current business address for our executive officers and directors and our non-executive directors is ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland.

Executive Officers

Christopher Martin, D.Phil., has been an Executive Director of our board of directors since our formation and has been our Chief Executive Officer since June 2015. From 2000 to 2013, Dr. Martin was co-founder and Chief Executive Officer of Spirogen, which was acquired by AstraZeneca plc in 2013, at which point he became a member of both MedImmune’s management leadership team and AstraZeneca plc’s senior leaders group. Prior to this acquisition, Dr. Martin led numerous Spirogen collaboration transactions, including agreements with Genentech, Inc. and Seattle Genetics, Inc. He is currently a Non-Executive Chairman of Tokamak Energy Ltd. Dr. Martin holds a B.Sc. in chemical engineering from Aston University, a D.Phil. in engineering science from Oxford University and an M.B.A. from the International Institute for Management Development and is a Fellow of the Institution of Chemical Engineers.

Michael Forer, LL.B., has been Vice Chairman of our board of directors and our Executive Vice President since June 2015 and our Chief Financial Officer since March 2016. From our formation to 2015, Mr. Forer was our Chief Executive Officer. From 2009 to 2013, Mr. Forer was a board member and Executive Director of Spirogen. Previously, Mr. Forer was the Managing Director for the investment activities of Auven Therapeutics Holdings L.P. and the co-founder and Managing Director of Rosetta Capital Limited, after starting his career at Rothschild Asset Management. Mr. Forer holds a B.A. in economics from the University of Western Ontario, an LL.B. from the University of British Columbia and a Diploma in international business from the University of Copenhagen.

Jay Feingold, M.D., Ph.D., has been our Senior Vice President, Chief Medical Officer and Head of Oncology Clinical Development since September 2014. From 2010 to 2014, he was Vice President of U.S.

Medical Affairs and Chairman of the Global Medical Affairs Oversight Committee at Daiichi Sankyo Company, Ltd. From 2007 to 2010, Dr. Feingold was Vice President of Global Oncology Clinical Development and Global Therapy Area Director of Oncology at Wyeth Pharmaceuticals, Inc. Dr. Feingold holds a B.S. in biology from Stony Brook University and an M.D. and Ph.D. from the Albert Einstein College of Medicine and was trained in pediatrics and pediatric hematology and oncology at the University of California Los Angeles Center for the Health Sciences.

Patrick van Berkel, Ph.D., has been our Senior Vice President of Research & Development since August 2012. From 2003 to 2012, Dr. van Berkel served in various roles at Genmab A/S, including as Vice President of Antibody Technology and Vice President of Chemistry, Manufacturing and Control, Research and Development and as Director of Technology for the Antibody Technology division. Dr. van Berkel holds a B.S. in chemistry from the University of Nijmegen and a Ph.D. in chemistry from the University of Leiden.

Richard Onyett has been our Vice President of Business Development since April 2014. From July 2006 to January 2012, Mr. Onyett was the Commercial Director at Spirogen Limited and Commercial Director at Oxogen Limited. Previously, he was Senior Vice President of Business Development of KuDOS Pharmaceuticals Limited, Senior Vice President of Corporate Development at Epidauros GmbH and Senior Vice President of Corporate Development at Anthra Pharmaceuticals Inc. Mr. Onyett holds a B.Sc. in biological sciences from the University of Nottingham and a M.Sc. in general virology from the University of Birmingham.

Dominique Graz, Dr. iur., has been our General Counsel and Company Secretary since April 2018. From 2016 to 2018, Mr. Graz was an independent counsel at Python. From 2003 to 2016, Mr. Graz was the group general counsel and secretary to the board of Firmenich International SA. Mr. Graz holds a masters in law and a Dr. iur. from the University of Lausanne and is admitted to the bar of the Canton of Vaud, Switzerland.

Peter Greaney, Ph.D., has been our Head of Corporate Development since September 2018. From 2006 to 2018, he served in various positions at Celgene Corporation, including as Director of Business Development, Strategy and Operations and Associate Director of Business Development. Dr. Greaney holds a B.S. in cell biology from the University of East Anglia and a Ph.D. in molecular and cellular biology from the University of Nottingham.

Stéphane Henchoz has been our Director of Finance since September 2014. From 1991 to 2013, Mr. Henchoz held senior leadership roles at Merck Serono S.A., including as Controlling Manager for the Research and Development Function, Financial Controller for the IT function in Geneva, Associate Manager at the Corporate Strategic Management Department in Geneva and Regional Financial Analyst for the Latin America region in Uruguay. Mr. Henchoz holds a B.S. in economics and finance from Haute École de Gestion de Genève.

Susan Romanus has been our Chief Compliance Officer since June 2018. From 2015 to 2018, she served as Vice President, Compliance at Taiho Oncology, Inc. From 2009 to 2012, she served as Vice President, Chief Ethics & Compliance Officer at Daiichi Sankyo Company. Ms. Romanus holds a B.S. in biochemistry and cell biology from the University of California San Diego and an M.B.A. from the University of San Diego and a certificate in change leadership from Cornell University.

Non-Executive Directors

Peter B. Corr, M.D., Ph.D., has been the Chairman of our board of directors since June 2011. He is the co-founder and Managing General Partner of Auven Therapeutics Management L.L.L.P. From 2000 to 2006, he held various senior positions at Pfizer Inc., including Executive Vice President for Science and Technology, Executive Vice President for Global Research and Development and President for Worldwide Development. In addition to our board of directors, Dr. Corr also serves as Co-Founder and Chairman of the board of directors of Imvax Inc. and as a member of the board of directors of Analytica Limited. Dr. Corr holds a B.S. in pharmacy from Albany College of Pharmacy and Health Sciences and an M.D. and Ph.D. from Georgetown University School of Medicine.

Stephen Evans-Freke, LL.B., has been a Non-Executive Director of our board of directors since June 2011. He is the co-founder and Managing General Partner of Auven Therapeutics Management L.L.L.P. Mr. Evans-Freke was also the co-founder, Chairman and Chief Executive Officer of Sugen, Inc. until its sale to Pharmacia Corporation. Previously, Mr. Evans-Freke was the President of PaineWebber Development Corporation, Managing Director of BliteEastman PaineWebber Inc. and a member of the board of directors of

PaineWebber, Inc. In addition, he was the co-founder of CIBUS Global LLC, Fibrogen, Inc. and Royalty Pharma AG. Mr. Evans-Freke holds a LL.B. from Cambridge University.

Peter Hug, Ph.D., has been a Non-Executive Director of our board of directors since June 2019. From 1983 to 2018, Dr. Hug served in various positions at F. Hoffmann-La Roche Ltd., including as head of Roche Pharma EEMEA region, head of Roche Pharma Europe region and Executive Vice President of Roche Pharma Partnering. In addition to our board of directors, Dr. Hug also serves as a member of the board of directors of Swiss Post Ltd. Dr. Hug holds a Ph.D. in economics from the University of Basel.

Thomas Pfisterer has been a Non-Executive Director of our board of directors since October 2016. Since 2015, Mr. Pfisterer has headed the direct investment activities of the WILD Family Office. From 2011 to 2015, Mr. Pfisterer served as the head of strategic development of WILD Flavors GmbH, where he directed the company’s global M&A activities. Previously, Mr. Pfisterer also worked in the investment banking division of Morgan Stanley Bank AG. In addition to our board of directors, Mr. Pfisterer also serves as a Non-Executive Director of Sermonix Pharmaceuticals Inc., InSphero AG, Stade Français Paris SASP and Imvax Inc. Mr. Pfisterer holds a B.A. in economics and a B.A. in administration finance from the University of St. Gallen and a M.Phil. in finance from Cambridge University.

Thomas M. Rinderknecht, Ph.D., has been a Non-Executive director of our board of directors since May 2016. Since 2008, Dr. Rinderknecht has been a senior partner at the law firm Badertscher Rechtsanwälte AG. In addition to our board of directors, Dr. Rinderknecht also serves as a member of the board of directors of Chocoladefabriken Lindt & Sprüngli AG, Canyon Pharmaceuticals AG, APR Applied Pharma Research SA and several other firms in the media, hotel and industry sectors. Dr. Rinderknecht holds a masters in law and a Ph.D. in law from the University of Zurich and is admitted to the bar of the Canton of Zug, Switzerland.

Tyrell J. Rivers, Ph.D., has been a Non-Executive Director of our board of directors since June 2018. Since 2014, Dr. Rivers has been an Executive Director within AstraZeneca’s Corporate Development Group. From 2009 to 2014, Dr. Rivers was at MedImmune Ventures specializing in biotechnology investing. In addition to our board of directors, Dr. Rivers also serves as a member of the board of directors of Armaron Bio Ltd, Cerapedics, Inc., Corvidia Therapeutics, Inc. and Viela Bio, Inc. Dr. Rivers holds a B.S. in chemical engineering from the Massachusetts Institute of Technology, a M.S. in engineering from the University of Texas at Austin, an M.B.A. from New York University Stern School of Business and a Ph.D. in chemical engineering from the University of Texas at Austin.

Jacques Theurillat, LL.B., has been a Non-Executive Director of our board of directors since July 2015. Since 2016, he has been a partner at the Sofinnova Crossover Fund. From 2008 to 2015, Mr. Theurillat served as the Chief Executive Officer of Ares Life Sciences AG. Previously, Mr. Theurillat was the Chief Financial Officer of Serono S.A. In addition to our board of directors, Mr. Theurillat also serves as a member of the board of directors of Vifor Pharma AG, Mudipharma Ltd and CNH Industrial N.V. Mr. Theurillat holds an LL.B. from both Madrid University and Geneva University, an M.B.A. from Centro Estudios Financieros and a Swiss federal diploma in tax.

Barrie Ward, Ph.D., has been a Non-Executive Director of our board of directors since September 2014. Since 2007, Dr. Ward has been a member of the board of supervisory directors of Pharming Group N.V. From 1999 to 2006, Dr. Ward served as Chief Executive Officer of KuDOS Pharmaceuticals Ltd. Previously, Dr. Ward held various positions at GlaxoSmithKline plc. Dr. Ward holds a B.Sc. and a Ph.D. in microbial biochemistry from the University of Bath.

Board Composition and Election of Directors After This Offering

Our board of directors is composed of ten members. Each director is elected for a one-year term. The current members of our board of directors were appointed at our annual general meeting of shareholders on June 28, 2019 to serve until our first annual general meeting of shareholders as a public company in 2020.

We are a foreign private issuer under the rules of the SEC. As a result, in accordance with the NYSE listing standards, we will rely on home country governance requirements and certain exemptions there under rather than on the stock exchange corporate governance requirements, including the requirement that within one year of the completion of this offering we have a board that is composed of a majority of independent directors. There are no family relationships among any of our directors or executive officers. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.”

Committees of the Board of Directors

Our board of directors will establish three separate committees at or prior to the closing of this offering: an audit committee, a compensation committee and a nomination and corporate governance committee.

Audit Committee

The audit committee, which is expected to consist of Jacques Theurillat (chair), Stephen Evans-Freke and Thomas M. Rinderknecht, will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee will be directly responsible for the compensation, retention and oversight of the work of our independent registered public accounting firm that our shareholders elect as our external auditors. The audit committee will consist exclusively of members of our board of directors who are financially literate, and each of Jacques Theurillat, Stephen Evans-Freke and Thomas M. Rinderknecht is considered an “audit committee financial expert” as defined by the SEC. Our audit committee complies with Rule 10A-3(b)(1) of the Exchange Act, taking into account applicable transition periods under Rule 10A-3(b)(1)(iv)(A). Our board of directors has determined that each of Jacques Theurillat and Thomas M. Rinderknecht satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee will be governed by a charter that complies with the NYSE listing standards that apply to us. The audit committee will have the responsibility to, among other things:

•	pre-approve the audit services and non-audit services (including the fees and terms thereof) to be provided by the independent auditor pursuant to pre-approval policies and procedures;
•	evaluate the independent auditor’s qualifications, performance and independence, and present its conclusions with respect to the independent auditor to the board of directors on at least an annual basis;
•	confirm and evaluate the rotation of the audit partners on the audit engagement team as required by law;
•	at least annually, review management’s plans with respect to the responsibilities, budget and staffing of the internal audit function and its plans for the implementation of the internal audit function, if any;
•	review and discuss with management and the independent auditor the annual audited consolidated and stand-alone financial statements and unaudited quarterly financial statements;
•	review with management, personnel responsible for the design and implementation of the internal audit function and the independent auditor (i) any analyses or other written communications prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, (ii) the Company’s critical accounting policies and practices, (iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet transactions and structures, on the Company’s financial statements and (iv) any major issues regarding accounting principles and financial statement presentations;
•	review the type and presentation of information included in the earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and may review earnings press releases prior to public dissemination;
•	in conjunction with the chief executive officer and chief financial officer, review disclosure controls and procedures and internal control over financial reporting;
•	review policies and practices with respect to risk assessment and risk management; and
•	review any major litigation or investigations against the Company that may have a material impact on the Company’s financial statements.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Compensation Committee

The compensation committee, which is expected to consist of Barrie Ward (chair), Peter B. Corr and Stephen Evans-Freke, will support our board of directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the annual general meeting of shareholders regarding the compensation of the members of the board of directors and the executive officers. The compensation committee may submit proposals to the board of directors on other compensation-related matters. Swiss law requires that we have a compensation committee, so in accordance with NYSE listing standards, we will follow home country requirements with respect to the compensation committee. As a result, our practice will vary from NYSE listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. Commencing with our annual general meeting of shareholders in 2020, the members of the compensation committee will be elected by our annual general meeting of shareholders. The board of directors will appoint the chair of the compensation committee and fill any vacancies until the following annual general meeting of shareholders.

The compensation committee will have the responsibility to, among other things:

•	regularly review and make recommendations to the board of directors regarding our compensation and benefits strategy and guidelines;
•	prepare the proposals to the shareholders’ meeting regarding the compensation of the members of the board of directors and the executive committee;
•	regularly review and make recommendations to the board of directors regarding the compensation of the members of the board of directors and of the executive committee;
•	review and approve the recommendation of our chief executive officer regarding the fixed and variable compensation, including incentive plan participation and benefits, of the members of the management team other than members of the executive committee;
•	review and make recommendations to the board of directors regarding our compensation and benefits plans (cash and/or equity-based plans) and, where appropriate or required, make recommendations to adopt, amend and terminate such plans;
•	to the extent not delegated by the compensation committee to a different body or a third party, administer our compensation and benefits plans (other than equity-based plans); and
•	review and assess risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on us.

Nomination and Corporate Governance Committee

The nomination and corporate governance committee, which is expected to consist of Stephen Evans-Freke (chair), Peter Hug and Thomas M. Rinderknecht will be responsible for director and board committee nominations, succession planning, performance evaluation and reviewing and amending, if required, our corporate governance framework and guidelines. The members of the nomination and corporate governance committee and its chair will be appointed by our board of directors.

The nomination and corporate governance committee will have the responsibility to, among other things:

•	determine selection criteria for the succession of the members of the board of directors and board committees, our chief executive officer, our chief financial officer and our executive vice president, and establish such succession planning (including for the event of the incapacitation, retirement or removal of such individuals) by making recommendations to the board of directors;
•	oversee searches and identify qualified individuals for membership on the board of directors and for the position of chief executive officer;
•	recommend individuals for membership on the board of directors and board committees and for the position of chief executive officer;

•	at least annually, prepare the board of directors' assessment of the performance of the board of directors and board committees and of our chief executive officer and review the recommendations of the other board committees based on their evaluation of their own performance;
•	review the recommendations of the other board committees based on their self-evaluations and discuss its self-evaluation with the board of directors;
•	monitor and assess developments and trends in corporate governance to the extent that these do not have an impact on the activities and tasks of the audit and finance committee or the compensation committee;
•	review proposals to be made to the board of directors for the amendment of our amended and restated articles of association, our organizational regulations, any other rules or regulations and the Code of Conduct;
•	periodically review and reassess the adequacy of the Code of Conduct and recommend any proposed changes to the board of directors;
•	periodically review and assess the adequacy of the charter of the nomination and corporate governance committee and recommend any proposed changes to the board of directors for approval;
•	if it deems advisable, develop and recommend to the board of directors corporate governance guidelines for the Company, and, if such guidelines are adopted, periodically review and reassess the adequacy of such guidelines, consider any requests for waivers of such guidelines and make recommendations to the board of directors regarding amendments and request for waivers; and
•	oversee compliance with the Code of Conduct and report on such compliance to the board of directors.

Code of Business Conduct and Ethics

In connection with this offering, we will adopt a Code of Business Conduct and Ethics (the “Code of Conduct”), that is applicable to all of our employees, executive officers and directors. At or prior to the closing of this offering, the Code of Conduct will be available on our website www.adctherapeutics.com. Our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed in our annual report on Form 20-F.

Corporate Governance Practices

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the NYSE for U.S. companies. Accordingly, we intend to follow Swiss corporate governance rules in lieu of certain of the NYSE’s corporate governance requirements. The significant differences between our Swiss corporate governance rules and the NYSE’s corporate governance requirements are set forth below:

•	Exemption from the requirement that a majority of the board of directors be comprised of independent directors and that there be regularly scheduled meetings with only the independent directors present. Swiss law does not have such a requirement.
•	Exemption from the requirements that the compensation committee and the nomination and corporate governance committee be comprised of independent directors. Swiss law does not have such requirements.
•	Exemption from quorum requirements applicable to meetings of shareholders. Swiss law does not require such quorum requirements.
•	Exemption from the requirement that independent directors meet at regularly scheduled executive sessions. Swiss law does not have such a requirement.
•	Exemption from the requirement that listed companies adopt and disclose corporate governance guidelines that cover certain minimum specified subjects related to director qualifications and responsibilities. Swiss law does not require the adoption or disclosure of such guidelines.

•	Exemption from the requirement to disclose within four business days of any determination to grant a waiver of the Code of Conduct to directors and executive officers. Although we will require approval by our board of directors for any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE listing standards.
•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans. Our amended and restated articles of association will provide that our board of directors is authorized, in certain instances, to issue a certain number of common shares without re-approval by our shareholders.

Compensation of Directors and Executive Officers

For the year ended December 31, 2018, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was $4.9 million. Pursuant to Swiss law, beginning at our first annual meeting as a public company in 2020, we will be required to submit the aggregate amount of compensation of our board of directors and the aggregate amount of compensation of our executive officers to a binding say-on-pay vote by our shareholders.

Equity Incentive Plans

At or prior to the closing of this offering, we intend to cease issuing new grants under our existing equity plans and adopt a new equity incentive plan under which we would have the discretion to grant a broad range of equity-based awards to eligible participants. The following discussion does not give effect to the Share Capital Reorganization.

Prior Plans

Historically, we have granted equity compensation through (i) the ADC Therapeutics Ltd 2013 Share Purchase Plan (the “2013 Share Purchase Plan”), (ii) the ADC Therapeutics Ltd 2016 Share Purchase Plan (the “2016 Share Purchase Plan”) and (iii) the ADC Therapeutics Incentive Plan dated May 1, 2014 and Amended and Restated as of October 1, 2015 (the “2014 Incentive Plan”). Each of these plans is described in more detail below.

2013 Share Purchase Plan

In September 2013, our board of directors established the 2013 Share Purchase Plan as a one-off plan pursuant to which select eligible participants directly or indirectly purchased Class A common shares at a purchase price determined by the board of directors. Participants paid the par value of the Class A common shares in cash and settled the balance between the purchase price and the par value in the form of a promissory note. The terms of the plan and the promissory notes are described in more detail below.

Plan Administration. The 2013 Share Purchase Plan is administered by the board of directors.

Promissory Notes. The promissory notes with respect to the 2013 Share Purchase Plan (the “2013 Promissory Notes”) are full recourse, repayable within ten years (subject to certain early repayment events) and bear interest at the minimum interest rate pursuant to the guidelines for related party transactions as published by the Swiss Federal Tax Authority. Certain of our executive officers and directors previously purchased our shares with such promissory notes. The current amount outstanding under these notes (which is also the largest aggregate amount outstanding since the first issuance of the promissory notes) is $2.3 million.

Repayment of the Promissory Notes. Under the terms of the 2013 Promissory Notes, the relevant plan participant may repay outstanding amounts under the promissory note at any time in cash or repay the principal amount in whole or in part by delivering such number of shares as required to cover the amount to be repaid. In connection with this offering, each of our executive officers and directors and their respective related parties who held 2013 Promissory Notes entered into loan settlement agreements with us (the “Loan Settlement Agreements”) dated as of August 31, 2019 (the “Settlement Date”) pursuant to which they repaid all amounts outstanding under the 2013 Promissory Notes by delivering such number of Class A common shares necessary to cover the entire amounts outstanding under the 2013 Promissory Notes. After consideration of all relevant factors, our board of directors determined the value of such surrendered shares as of the Settlement Date to be $420,000 per Class A common share, resulting in the surrender of an aggregate of 23.368 Class A common shares for the settlement of the 2013 Promissory Notes and the 2016 Promissory Notes. In the Loan Settlement Agreements, we acknowledged and agreed that all of the obligations under the 2013 Promissory Notes were satisfied and the loans were extinguished. If our board of directors terminates this offering, or if the first day of trading of our common shares offered hereby has not occurred by March 31, 2020, and provided that we have withdrawn the registration statement of which this prospectus forms a part, (i) we will assign to our executive officers and directors the Class A common shares they delivered under the Loan Settlement Agreements, (ii) the outstanding amounts under the 2013 Promissory Notes, including accrued interest, will be reinstated as if the Loan Settlement Agreements were never effected and (iii) each of our executive officers and directors who held the 2013 Promissory Notes will return the 2013 Promissory Notes to us in due course after the date of such board decision or after March 31, 2020, as applicable.

Company Call Right. Under the terms of the 2013 Share Purchase Plan, upon a termination for a reason other than death or serious ill health, and unless the board of directors has determined otherwise, we had the right, but not the obligation, to repurchase the common shares at the purchase price until December 31, 2015.

2016 Share Purchase Plan

On November 18, 2016, we implemented the 2016 Share Purchase Plan where the board of directors permitted select eligible participants to directly or indirectly purchase Class A common shares. The purchase price of the Class A common shares is determined by the board of directors in accordance with the Swiss tax authorities. Participants pay the par value of the Class A common shares in cash and the balance between the purchase price and the par value is paid in the form of a promissory note. The terms of the plan and the promissory notes are described in more detail below.

Plan Administration. The 2016 Share Purchase Plan is administered by the board of directors (which may appoint a person or entity to administer the plans).

Promissory Notes. The promissory notes with respect to the 2016 Share Purchase Plan (the “2016 Promissory Notes”) bear interest and have a term of ten years, and we have the right of recourse. The 2016 Promissory Notes are repayable within ten years (subject to certain early repayment events) and bear interest at the minimum interest rate pursuant to the guidelines for related party transactions as published by the Swiss Federal Tax Authority. Certain of our executive officers and directors previously purchased our shares with such promissory notes. The current amount outstanding under these notes (which is also the largest aggregate amount outstanding since the first issuance of the promissory notes) is $7.5 million.

Repayment of the Promissory Notes. As with the 2013 Promissory Notes, the 2016 Promissory Notes provide that the relevant plan participant may repay outstanding amounts under the promissory note at any time in cash or repay the principal amount in whole or in part by delivering such number of shares as required to cover the amount to be repaid. In connection with this offering, the 2016 Promissory Notes were treated in the same manner as the 2013 Promissory Notes, as described above.

Eligibility. Our and our subsidiaries’ select employees, members of the board of directors and independent contractors are eligible to participate in the 2016 Share Purchase Plan, and the board of directors, in its sole discretion, determines the eligible persons to whom participation in the plan will actually be offered.

Company Call Right. Under the terms of the 2016 Share Purchase Plan, upon a termination for any reason, we have the call right, over 100%, 75%, 50% or 25% if the date of the termination occurs after the first, second, third or fourth anniversary of the award, respectively. As such, the respective shares vest 25% annually from the date of grant over a four-year period. We have the right to repurchase the shares over a four-year call period. However, we have waived this call right subject to and for the period after completion of this offering.

Amendment. Under the 2016 Share Purchase Plan, the board of directors has the authority to terminate, suspend or amend the plan at any time, with regard to all or some future or past purchases of Class A common shares. Any adverse economic effects of such termination, suspension or amendment on purchases already made are to be fairly compensated in cash, by replacement of other benefits, or otherwise.

Since the beginning of the last fiscal year ended December 31, 2018, we have issued and sold to current and future members of our board of directors and to our executive officers, in the aggregate, 42.0 Class A common shares at a price of $31,281.00 per Class A common share under the 2016 Share Purchase Plan.

2014 Incentive Plan

Under the 2014 Incentive Plan, we may grant options to plan participants with respect to Class A common shares. The terms of the plan are described in more detail below.

Plan Administration. The 2014 Incentive Plan is administered by the employer of the respective participant.

Eligibility. Our and our subsidiaries’ employees, service providers and consultants are eligible to participate in the 2014 Incentive Plan. Participants are selected by the applicable plan administrator.

Vesting. The awards for senior employees vest 25% annually from the date of grant over a four-year period. We have granted junior employees share option awards effective January 1, 2017 and 2018, which vest 100% upon the occurrence of a Liquidity Event. In connection with a Liquidity Event, such as this offering, all unvested awards will vest in full and be cashed out within thirty days less any strike price applicable to the award, provided that in the case of an initial public offering, such as this offering, the applicable administrator may instead deliver Class A common shares instead of cash or to allow the awards to remain outstanding on such terms and conditions as it reasonably determines and in a manner consistent with applicable law.

Amendment. The applicable administrator may from time to time amend the 2014 Incentive Plan, provided that no amendment may detrimentally and materially affect any award and written notice of any material alternation must be provided to all affected participants. The applicable administrator also has the authority at any time to terminate the plan with respect to any future awards, but existing awards would remain outstanding under the terms of the plan.

We will be required to settle the awards under the 2014 Incentive Plan upon the occurrence of a Liquidity Event, such as this offering. Upon completion of this offering, we have determined that the awards outstanding under the 2014 Incentive Plan will be settled in common shares rather than in cash.

Since the beginning of the last fiscal year ended December 31, 2018, we have granted our executive officers, in the aggregate, options with the right to acquire 6.63 Class A common shares at a price of $324,292.00 per Class A common share under the 2014 Incentive Plan. The expiration dates of these awards are December 31, 2027, June 5, 2028 and December 31, 2028.

2019 Equity Incentive Plan

In connection with this offering, on September 6, 2019, we adopted an equity incentive plan (the “2019 Equity Incentive Plan”). The purpose of the 2019 Equity Incentive Plan is to motivate and reward performance of our employees, directors, consultants and advisors and further the best interests of the Company and our shareholders. Immediately following this offering, the 2019 Equity Incentive Plan will be the sole means for the Company to grant new equity awards.

Plan Administration. The 2019 Equity Incentive Plan is to be administered by the compensation committee of our board of directors, subject to the board of directors’ discretion to administer or appoint another committee to administer it.

Eligible Participants. The administrator will be able offer equity awards at its discretion under the 2019 Equity Incentive Plan to: (1) any employees of us or any of our subsidiaries; (2) any non-employee directors serving on our board of directors; (3) any consultants or other advisors to us or any of our subsidiaries.

Awards. The maximum number of common shares in respect of which awards may be granted under the 2019 Equity Incentive Plan is such number of common shares which corresponds to 12% of the Company’s common shares issued and outstanding after this offering (assuming the underwriters’ option to purchase additional shares is exercised in full), subject to adjustment in the event of certain corporate transactions or events if necessary to prevent dilution or enlargement of the benefits made available under the plan. Equity incentive awards under the 2019 Equity Incentive Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units, performance awards or other share based awards but not “incentive stock options” for purposes of U.S. tax laws. Options and share appreciation rights will have an exercise price determined by the administrator but will not be less than fair market value of the underlying common shares on the date of grant.

Vesting. The vesting conditions for grants under the equity incentive awards under the 2019 Equity Incentive Plan will be set forth in the applicable award documentation.

Termination of Service and Change in Control. In the event of a participant’s termination of employment, the compensation committee may, in its discretion, determine the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. In the event of our termination of a participant’s employment without cause or a participant’s resignation for good reason (as defined in the 2019 Equity Incentive Plan) upon or within 18 months following a change in control of the company (as defined in the 2019 Equity Incentive Plan), any awards outstanding to the participant (unless otherwise provided in the award agreement) will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In the event of a change in control that involves a merger, acquisition or other corporate transaction, any outstanding award not assumed, substituted, replaced or continued in connection with the transaction will immediately vest and settle, and options and share appreciation rights will become fully exercisable. In connection with a change of control of the Company, the compensation committee may, in its discretion, take any one or more of the following actions with respect to outstanding awards: (i) terminate, cancel, repurchase or cause an affiliate or third party to purchase any such award, in exchange for a cash payment (or without payment of consideration if the committee determines that no amount would have been realized upon the exercise of the award or other realization of the participant's rights); (ii) require the exercise of any outstanding option; (iii) provide for the assumption, substitution, replacement or continuation of any award by the successor or surviving corporation, along with appropriate adjustments with respect to the number and type of securities (or other consideration) of the successor or surviving corporation, subject to any replacement awards, the terms and conditions of the replacement awards (including performance targets) and the grant, exercise or purchase price per share for the replacement awards; (iv) make any other adjustments in the number and type of securities (or other consideration) subject to such awards and in the terms and conditions of such awards; (v) provide that any such award shall be accelerated and become exercisable, payable and/or fully vested with respect to all shares covered thereby or (vi) provide that any award shall not vest, be exercised or become payable as a result of such event.

Termination and Amendment. Unless terminated earlier, the 2019 Equity Incentive Plan will continue for a term of 10 years. Our board of directors has the authority to amend or terminate the 2019 Equity Incentive Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of the recipient of any options unless agreed by the recipient.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. Each of these agreements provides for an initial salary and annual bonus opportunity, as well as participation in certain pension and welfare benefit plans. These agreements generally require advance notice of termination, from three to 12 months, and in some cases provide for paid garden leave. Some of our executive officers have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to one year following termination. We may be required to pay some of our executive officers compensation for their covenant not to compete with us following termination.

PRINCIPAL SHAREHOLDERS

The following table presents information relating to the beneficial ownership of our common shares as of July 31, 2019, after giving effect to the Conversion, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;
•	each of our executive officers and directors; and
•	all executive officers and directors as a group.

As of July 31, 2019, our share capital consisted of 801.0 Class A common shares and an aggregate of 3,326.0 Class B, C, D and E preferred shares, each with a par value of CHF 100 per share. Prior to the closing of this offering, we intend to effect the Share Capital Reorganization, which consists of (i) an increase of the par value of each of our Class A common shares and Class B, C, D and E preferred shares from CHF 100 per share to CHF 1,000 per share, against the conversion of distributable reserves into share capital, which was effected on August 28, 2019, (ii) a one-to-       share split of all outstanding shares, and (iii) a conversion on a one-to-one basis of our outstanding shares into common shares. See “Description of Share Capital and Articles of Association—Share Capital.” All holders of our common shares will have the same voting rights upon the completion of this offering. We intend to update this section of the prospectus to adjust for the Share Capital Reorganization in a future filing of this registration statement with the SEC.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days from July 31, 2019 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all common shares held by that person based on information provided to us by such person.

The percentage of outstanding common shares beneficially owned before this offering is computed on the basis of 4,127.0 common shares outstanding as of July 31, 2019, after giving effect to the Conversion. Common shares that a person has the right to acquire within 60 days from July 31, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland.

The percentage of common shares beneficially owned after this offering is based on          common shares that will be issued and outstanding upon the completion of this offering. The percentages assume no exercise by the underwriters of their option to purchase additional shares and does not give effect to any shares that may be acquired by our shareholders, directors or executive officers pursuant to the directed share program.

As of July 31, 2019, to our knowledge, 53 U.S. record holders held approximately 20% of our common shares.

	Shares Beneficially Owned Before This Offering			Shares Beneficially Owned After This Offering
Principal Shareholders	Number		Percent	Number	Percent
5% Shareholders
Entities affiliated with Auven Therapeutics GP Ltd.(1)	1,762.5		42.7%
AstraZeneca UK Limited(2)	294.0		7.1%
HPWH TH AG(3)	480.0		11.6%
Executive Officers and Directors
Peter B. Corr(4)	1,762.5		42.7%
Stephen Evans-Freke(4)	1,762.5		42.7%
Jay Feingold		*	*
Michael Forer(5)	69.9		1.7%
Dominique Graz		*	*
Peter Greaney		*	*
Stéphane Henchoz		*	*
Peter Hug		*	*
Christopher Martin(6)	90.6		2.2%
Richard Onyett		*	*
Thomas Pfisterer		*	*
Thomas M. Rinderknecht		*	*
Tyrell J. Rivers(7)		*	*
Susan Romanus		*	*
Jacques Theurillat		*	*
Patrick van Berkel		*	*
Barrie Ward		*	*
All current executive officers and directors as a group (17 persons)(8)	2,121.6		50.7%
*	Less than 1% of our total outstanding common shares after giving effect to the Conversion.
(1)	Consists of (i) 1,360.3 common shares held of record by A.T. Holdings II Sàrl (“A.T. Holdings”), a Swiss limited liability company (société à responsabilité limitée) and (ii) 402.2 common shares held of record by ADC Products Switzerland Sàrl (“ADC Products”), a Swiss limited liability company (société à responsabilité limitée). A.T. Holdings is a wholly-owned subsidiary of C.T. Phinco Sàrl, a Swiss limited liability company (société à responsabilité limitée). C.T. Phinco Sàrl is a wholly-owned subsidiary of Auven Therapeutics Holdings L.P. (“Auven Therapeutics”). Auven Therapeutics GP Ltd. is the general partner of Auven Therapeutics General L.P. Auven Therapeutics General L.P. is the general partner of Auven Therapeutics. Auven Therapeutics holds a 73.8% ownership interest in ADC Products. As the sole shareholders of Auven Therapeutics GP Ltd., Mr. Corr and Mr. Evans-Freke may be deemed to have shared voting and investment power with respect to the common shares of ADCT. Although the managing directors of A.T. Holdings and ADC Products have voting rights with respect to the common shares held of record, the managing directors disclaim beneficial ownership over 1,762.5 of the common shares of ADCT. 1,762.5 common shares of ADCT held of record by A.T. Holdings and ADC Products have been pledged pursuant to lending arrangements. The business address for Auven Therapeutics GP Ltd. is 171 Main Street, Road Town, Tortola, British Virgin Islands VG1110.
(2)	Consists of 294.0 common shares held of record by AstraZeneca UK Limited (“AstraZeneca”), a private limited company organized in the United Kingdom. AstraZeneca is a wholly-owned subsidiary of AstraZeneca PLC, a public limited company organized under the laws of the United Kingdom, which may be deemed to have sole voting and investment power. The registered office address of AstraZeneca is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, United Kingdom, CB2 0AA.
(3)	Consists of 480.0 common shares held of record by HPWH TH AG (“HPWH”), a Swiss stock corporation. Dr. Hans-Peter Wild and Mr. Pfisterer are members of HPWH board of directors, and may be deemed to have shared voting and investment power with respect to such shares held of record by HPWH through a shareholders agreement. Mr. Pfisterer disclaims beneficial ownership over 455.0 common shares held of record by HPWH. The business address of HPWH is Neugasse 22, 6300 Zug, Switzerland.

(4)	Consists of (i) 1,360.3 common shares held of record by A.T. Holdings, a company controlled by Auven Therapeutics and (ii) 402.2 common shares held of record by ADC Products. Auven Therapeutics holds a 73.8% ownership interest in ADC Products. As described in footnote (1), the sole shareholders of Auven Therapeutics GP Ltd., Mr. Evans-Freke and Mr. Corr may be deemed to have shared voting and investment power with respect to the common shares of ADCT.
(5)	Does not include 29.85 common shares held by Dune Capital Inc., a company which is wholly owned by a trust whose beneficiaries include Mr. Forer and his family. Mr. Forer does not exercise investment or voting control over the trust, and therefore such shares do not appear in the table above.
(6)	Does not include 42.2 common shares held of record by Tuula Martin, spouse of Christopher Martin. Mr. Martin does not exercise investment or voting control over such shares, and therefore such shares do not appear in the table above.
(7)	Mr. Rivers, an executive director within AstraZeneca’s corporate development group, disclaims beneficial ownership with respect to the 294.0 common shares held of record by AstraZeneca. See footnote (2).
(8)	Includes 198.6 common shares held by directors and executive officers who beneficially own less than 1.0% of shares and 60.8 common shares subject to options that are immediately exercisable or exercisable within 60 days of July 31, 2019.

RELATED PARTY TRANSACTIONS

The following is a description of certain related party transactions we have entered into since January 1, 2016 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Management.” The following discussion does not give effect to the Share Capital Reorganization.

Sales of Securities

Sale of Class D Preferred Shares

In September 2016, we entered into an investment and subscription agreement pursuant to which we issued and sold an aggregate of 627.0 Class D preferred shares at a purchase price of $167,442.00 per share for an aggregate purchase price of $105.0 million.

The following table sets forth the number of our Class D preferred shares purchased by our related parties:

Name of Shareholders	Number of Class D Preferred Shares Purchased(1)
HPWH TH AG(2)	214.0000
ADC Products Switzerland Sàrl	72.1800
Thomas Rinderknecht	18.0000
Jacques Theurillat	3.0000
(1)	Includes shares and fractional shares held by nominees on behalf of the shareholders set out in the table.
(2)	The Class D preferred shares were originally acquired by HP Wild Holding AG and later transferred to HPWH TH AG. Thomas Pfisterer, a member of our board of directors, is a director of both HP Wild Holding AG and HPWH TH AG.

Sale of Class E Preferred Shares

In October 2017, we entered into an investment and subscription agreement pursuant to which we issued and sold an aggregate of 617.0 Class E preferred shares at a purchase price of $324,292.00 per share for an aggregate purchase price of $200.1 million.

The following table sets forth the number of our Class E preferred shares purchased by our related parties:

Name of Shareholders	Number of Class E Preferred Shares Purchased(1)
A.T. Holdings II Sàrl	105.0000
ADC Products Switzerland Sàrl	56.0000
Michael Forer	0.7709
Tuula Martin(2)	1.5418
Thomas Rinderknecht	3.3421
Jacques Theurillat	1.5815
Barrie Ward	0.4667
(1)	Includes shares and fractional shares held by nominees on behalf of the shareholders set out in the table.
(2)	Tuula Martin is the spouse of Christopher Martin who is a member of our board of directors and CEO.

In May 2019, we entered into an investment and subscription agreement pursuant to which we issued and sold an aggregate of 218.0 Class E preferred shares at a purchase price of $350,000.00 per share for an aggregate purchase price of $76.3 million.

The following table sets forth the number of our Class E preferred shares purchased by our related parties:

Name of Shareholders	Number of Class E Preferred Shares Purchased(1)
A.T. Holdings II Sàrl(2)	62.0000
Michael Forer	0.4286
Dominique Graz	0.5700
Stéphane Henchoz	0.1000
Thomas Rinderknecht	1.0000
Jacques Theurillat	0.1800
Tuula Martin(3)	0.4300
Barrie Ward	0.0200
(1)	Includes shares and fractional shares held by nominees on behalf of the shareholders set out in the table.
(2)	Includes 29.0000 Class E preferred shares originally acquired by ADC Products Switzerland Sàrl and later transferred to A.T. Holdings II Sàrl.
(3)	Tuula Martin is the spouse of Christopher Martin who is a member of our board of directors and CEO.

Shareholders’ Agreement

In October 2017, we and our then-existing equity investors entered into a shareholders’ agreement (the “Shareholders’ Agreement”), which replaced our prior shareholders’ agreements. This agreement provided our shareholders with certain rights, including information rights, nomination rights, pre-emptive subscription rights, tag-along right, drag-along right, and contains certain provisions governing our board of directors. The Shareholders’ Agreement will terminate at or prior to the closing of the offering.

Director and Executive Officer Promissory Notes

The following table sets forth the material terms of the promissory notes issued in connection with the share purchase plans between us and our directors and executive officers:

Name of Director or Executive Officer	Interest Rate as of June 30, 2019	Largest Amount Outstanding as of June 30, 2019 (in USD thousands)
Michael Forer	3.0%	2,945
Dominique Graz	3.0%	79
Stéphane Henchoz	3.0%	270
Peter Hug	3.0%	189
Christopher Martin	3.0%	3,621
Thomas Pfisterer	3.0%	300
Thomas M. Rinderknecht	3.0%	428
Jacques Theurillat	3.0%	428
Patrick van Berkel	3.0%	463
Barrie Ward	3.0%	377

All promissory notes were made pursuant to our 2013 Share Purchase Plan and 2016 Share Purchase Plan. All amounts outstanding under the promissory notes were repaid prior to the public filing of this registration statement. For further information, see “Management—Equity Plans—Prior Plans—2013 Share Purchase Plan—Repayment of the Promissory Notes” and “Management—Equity Plans—Prior Plans—2016 Share Purchase Plan—Repayment of the Promissory Notes.”

Related Person Transaction Policy

At or prior to the closing of this offering, we intend to adopt a new related person transaction policy. Our related person transaction policy will state that any related person transaction must be approved or ratified by our audit committee or board of directors. In determining whether to approve or ratify a transaction with a related person, our audit committee or board of directors will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, the opportunity costs of an alternative transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee or board of directors will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Indemnification Agreements

We have entered into indemnification agreements with our executive officers and directors. The indemnification agreements and our amended and restated articles of association require us to indemnify our executive officers and directors to the fullest extent permitted by law.

Directed Share Program

At our request, the underwriters have reserved    % of the common shares offered by this prospectus, for sale, at the initial public offering price, to our employees and to friends, professional contacts and family members of our employees and directors. We do not currently know the extent to which these related persons will participate in the directed share program, if at all.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The Company

We are a Swiss stock corporation (société anonyme) organized under the laws of Switzerland. We were incorporated as a Swiss limited liability company (société à responsabilité limitée) on June 6, 2011 with our registered office and domicile in Epalinges, Canton of Vaud, Switzerland. We converted to a Swiss stock corporation under the laws of Switzerland on October 13, 2015. Our domicile is in Epalinges, Canton of Vaud, Switzerland. Our registered office and head office is currently located at Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland.

Share Capital

As of July 31, 2019, our share capital consisted of 801.0 Class A common shares and an aggregate of 3,326.0 Class B, C, D and E preferred shares, each with a par value of CHF 100 per share.

Prior to the closing of this offering, we intend to effect the Share Capital Reorganization, which consists of (i) an increase of the par value of each of our Class A common shares and Class B, C, D and E preferred shares from CHF 100 per share to CHF 1,000 per share each against the conversion of distributable reserves into share capital (augmentation du capital-actions au moyen de fonds propres), which was effected on August 28, 2019, (ii) a one-to-         share split of our outstanding shares, and (iii) a conversion on a one-to-one basis of our outstanding shares into common shares. In the Par Value Increase, the contributions were made out of our distributable reserves, which resulted in a reclassification of the respective part of the distributable reserves to share capital. As a result, this portion of the distributable reserves can no longer be distributed to the shareholders, see “Description of Share Capital and Articles of Association—Articles of Association—Dividends and Other Distributions.”

As of the date of this prospectus, our share capital consists of          common shares. Upon the closing of this offering, giving effect to the issuance of the common shares to be sold in this offering, our issued fully paid-in share capital will consist of common shares, each with a par value of CHF         per share.

Changes in Our Share Capital During the Last Three Fiscal Years

As of July 31, 2019, our share capital as registered with the commercial register of the Canton of Vaud, Switzerland (the “Commercial Register”) amounted to 801.0 Class A common shares and an aggregate of 3,326.0 Class B, C, D and E preferred shares, each with a par value of CHF 100 per share. Since January 1, 2016, our share capital has changed as follows:

•	On October 6, 2016, our share capital as registered with the Commercial Register on October 18, 2016, was increased by issuing 586.0 Class D preferred shares;
•	On October 12, 2016, our share capital as registered with the Commercial Register on October 18, 2016, was increased by issuing 7.0 Class D preferred shares;
•	On October 31, 2016, our share capital as registered with the Commercial Register on November 4, 2016, was increased by issuing 33.0 Class D preferred shares;
•	On November 3, 2016, our share capital as registered with the Commercial Register on November 10, 2016, was increased by issuing 1.0 Class D preferred shares;
•	On December 12, 2016, our share capital as registered with the Commercial Register on December 15, 2016, was increased by issuing 185.0 Class A common shares;
•	On October 11, 2017, our share capital as registered with the Commercial Register on October 12, 2017, was increased by issuing 588.0 Class E preferred shares;
•	On October 24, 2017, our share capital as registered with the Commercial Register on October 30, 2017, was increased by issuing 22.0 Class E preferred shares;
•	On November 10, 2017, our share capital as registered with the Commercial Register on November 16, 2017, was increased by issuing 7.0 Class E preferred shares;
•	On June 19, 2018, our share capital as registered with the Commercial Register on June 29, 2018, was increased by issuing 3.0 Class A common shares;

•	On December 10, 2018, our share capital as registered with the Commercial Register on December 14, 2018, was increased by issuing 33.0 Class A common shares;
•	On January 30, 2019, our share capital as registered with the Commercial Register on February 6, 2019, was increased by issuing 6.0 Class A common shares;
•	On June 4, 2019, our share capital as registered with the Commercial Register on June 7, 2019, was increased by issuing 216.0 Class E preferred shares;
•	On June 7, 2019, our share capital as registered with the Commercial Register on June 14, 2019, was increased by issuing 2.0 Class E preferred shares;
•	On June 28, 2019, our share capital as registered with the Commercial Register on July 5, 2019, was increased by issuing 77.0 Class E preferred shares; and
•	On August 22, 2019, our share capital as registered with the Commercial Register on August 28, 2019, was increased by an aggregate amount of CHF 3,714,300 through an increase of the par value of each of our Class A common shares and Class B, C, D and E preferred shares from CHF 100 to CHF 1,000.

Articles of Association

Prior to the closing of this offering, we intend to adopt amended and restated articles of association which will become effective upon the closing of this offering and the registration of the amended and restated articles of association with the Commercial Register. When we refer to our articles of association in this section, we refer to our amended and restated articles of association as they will be in force upon the closing of this offering.

Ordinary Capital Increase, Authorized and Conditional Share Capital

Under Swiss law, we may increase our share capital (capital-actions) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months of the respective general meeting in order to become effective. Under our articles of association and Swiss law, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive subscription rights or advance subscription rights are limited or withdrawn or where transformation of freely disposable equity into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented is required.

Furthermore, under the Swiss Code of Obligations (the “CO”), our shareholders, by a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented, may empower our board of directors to issue shares of a specific aggregate par value up to a maximum of 50% of the share capital in the form of:

•	conditional share capital (capital-actions conditionnel) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or to our subsidiaries or other persons providing services to the Company or a subsidiary to subscribe for new shares (conversion or option rights); or
•	authorized share capital (capital-actions autorisé) to be utilized by the board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.

Pre-Emptive and Advance Subscription Rights

Pursuant to the CO, shareholders have pre-emptive subscription rights (droits de souscription) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (droit de souscrire préalablement) for the subscription of such conversion rights, convertible bonds or similar debt instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the par value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive subscription rights or advance subscription rights in certain circumstances.

If pre-emptive subscription rights are granted, but not exercised, the board of directors may allocate the unexercised pre-emptive subscription rights at its discretion.

Our Authorized Share Capital

Under our articles of association, our board of directors is authorized at any time, including to prevent takeovers and changes in control, until         to increase our nominal share capital by a maximum aggregate amount of CHF         through the issuance of not more than         shares, which would have to be fully paid-in, each with a par value of CHF         per share.

Increases in partial amounts are permitted. The board of directors has the power to determine the type of contributions, the issue price and the date on which the dividend entitlement starts.

With respect to our authorized share capital, the board of directors is authorized by our articles of association to withdraw or to limit the pre-emptive subscription rights of shareholders, and to allocate them to third parties or to us, in the event that the newly issued shares are issued under the following circumstances:

•	if the issue price of the new registered shares is determined by reference to the market price;
•	for raising of capital (including private placements) in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the statutory pre-emptive subscription rights of the existing shareholders;
•	for the acquisition of an enterprise, parts of an enterprise or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares;
•	for purposes of broadening the shareholder constituency of the Company in certain geographic, financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges;
•	for purposes of granting an over-allotment option or an option to purchase additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s);
•	for the participation of members of the board of directors, members of the executive committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies;
•	following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 20% of our share capital registered in the Commercial Register without having submitted to all other shareholders a takeover offer recommended by the board of directors;
•	for the defense of an actual, threatened or potential takeover bid, that the board of directors, upon consultation with an independent financial adviser retained by it, has not recommended to the shareholders acceptance on the basis that the board of directors has not found the takeover bid to be financially fair to the shareholders or not to be in the Company’s interest; or
•	for other valid grounds in the sense of Article 652b para. 2 of the CO.

This authorization is exclusively linked to the particular available authorized share capital set out in the respective article. If the period to increase our share capital out of authorized share capital lapses without having been used by the board of directors, the authorization to withdraw or to limit the pre-emptive subscription rights lapses simultaneously with such capital.

If the underwriters exercise the option to purchase up to        additional common shares at the public offering price, such additional common shares will be issued out of the above-described authorized share capital. Accordingly, upon the consummation of this offering, and assuming that such option will be exercised in full, we expect our authorized but unissued share capital to be CHF         , authorizing the issuance of up to         common shares.

Our Conditional Share Capital

Conditional Share Capital for Warrants and Convertible Bonds

Our nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF         through the issuance of not more than         common shares, which would have to be fully paid-in, each with a par value of CHF         per share, by the exercise of option and conversion rights granted in connection with warrants, convertible bonds or similar instruments of the Company or one of our subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances, but will have advance subscription rights to subscribe for such warrants, convertible bonds or similar instruments. The holders of warrants, convertible bonds or similar instruments are entitled to the new shares upon the occurrence of the applicable conversion feature.

When issuing convertible bonds, warrants or similar instruments, the board of directors is authorized to withdraw or to limit the advance subscription right of shareholders:

•	for the purpose of financing or refinancing, or the payment for, the acquisition of enterprises, parts of enterprises, participations, intellectual property rights, licenses or investments;
•	if the issuance occurs in domestic or international capital markets, including private placements;
•	following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 20% of the share capital registered in the Commercial Register without having submitted to all other shareholders a takeover offer recommended by the board of directors; or
•	for the defense of an actual, threatened or potential takeover bid that the board of directors, upon consultation with an independent financial adviser retained by it, has not recommended to the shareholders to accept on the basis that the board of directors has not found the takeover bid to be financially fair to the shareholders or not to be in the Company’s interest.

To the extent that the advance subscription rights are withdrawn or limited, (i) the convertible bonds, warrants or similar instruments are to be issued at market conditions; and (ii) the term to exercise the option or conversion rights may not exceed ten years from the date of issue of the respective instrument.

Conditional Share Capital for Equity Incentive Plans

Our nominal share capital may, to the exclusion of the pre-emptive subscription rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF         through the (direct or indirect) issuance of not more than           common shares, which would have to be fully paid-in, each with a par value of CHF         per share, by the exercise of options, other rights to receive shares or conversion rights that have been granted to employees, members of the board of directors, contractors or consultants of the Company or of one of our subsidiaries or other persons providing services to the Company or to a subsidiary through one or more equity incentive plans created by the board of directors.

Uncertificated Securities

Our shares are in the form of uncertificated securities (droits-valeurs, within the meaning of Article 973c of the CO). In accordance with Article 973c of the CO, we will maintain a non-public register of uncertificated securities (registre des droits-valeurs). We may at any time convert uncertificated securities into share certificates (including global certificates), one kind of certificate into another, or share certificates (including global certificates) into uncertificated securities. Following entry in the share register, a shareholder may at any time request from us a written confirmation in respect of his or her shares. Shareholders are not entitled, however, to request the conversion and/or printing and delivery of share certificates. We may print and deliver certificates for shares at any time.

General Meeting of Shareholders

Ordinary/Extraordinary Meetings, Powers

The general meeting of shareholders is our supreme corporate body. Under Swiss law, an annual general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this generally means on or before June 30. In addition, extraordinary general meetings of shareholders may be held.

The following powers are vested exclusively in the general meeting of shareholders:

•	adopting and amending the articles of association, including the change of a company’s purpose or domicile;
•	electing the members of the board of directors, the chairman of the board of directors, the members of the compensation committee, the auditors and the independent proxy;
•	approving the business report, the annual statutory and consolidated financial statements, and deciding on the allocation of profits as shown on the balance sheet, in particular with regard to dividends;
•	approving the aggregate amount of compensation of members of the board of directors and the executive committee;
•	discharging the members of the board of directors and the executive committee from liability with respect to their conduct of business;
•	dissolving a company with or without liquidation; and
•	deciding matters reserved to the general meeting of shareholders by law or the articles of association or submitted to it by the board of directors.

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or the general meeting of shareholders or, under certain circumstances, by a company’s auditor, liquidator or the representatives of bondholders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least 10% of our share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on our stand-alone annual statutory balance sheet, half of our share capital and statutory reserves are not covered by our assets.

Voting and Quorum Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of shares represented at the general meeting of shareholders, unless otherwise stipulated by law or our articles of association.

Under Swiss law and our articles of association, a resolution of the general meeting of the shareholders passed by two-thirds of the shares represented at the meeting, and the absolute majority of the par value of the shares represented is required for:

•	amending the Company’s corporate purpose;
•	creating shares with preference rights;
•	cancelling or amending the transfer restrictions of shares;
•	creating authorized or conditional share capital;
•	increasing share capital out of equity, against contributions in-kind or for the purpose of acquiring specific assets and granting specific benefits;
•	limiting or withdrawing shareholder’s pre-emptive subscription rights;
•	changing a company’s domicile;

•	amending or repealing the voting and recording restrictions, the provision setting a maximum board size or the indemnification provision for the board of directors and the executive committee set forth in our articles of association;
•	converting registered shares into bearer shares;
•	removing the chairman or any member of the board of directors before the end of his or her term of office; and
•	dissolving or liquidating the Company.

The same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (the “Swiss Merger Act”). See “—Articles of Association—Compulsory Acquisitions; Appraisal Rights.”

In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from NYSE listing standards, which require an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares.

Notice

General meetings of shareholders must be convened by the board of directors at least 20 days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by ordinary mail or e-mail. The notice of a general meeting of shareholders must state the items on the agenda, the motions to the shareholders and, in case of elections, the names of the nominated candidates. A resolution on a matter which is not on the agenda may not be passed at a general meeting of shareholders, except for motions to convene an extraordinary general meeting of shareholders or to initiate a special investigation, on which the general meeting of shareholders may vote at any time. No previous notification is required for motions concerning items included in the agenda or for debates that do not result in a vote.

All of the owners or representatives of our shares may, if no objection is raised, hold a general meeting of shareholders without complying with the formal requirements for convening general meetings of shareholders (a universal meeting). This universal meeting of shareholders may discuss and pass binding resolutions on all matters within the purview of the general meeting of shareholders, provided that the owners or representatives of all the shares are present at the meeting.

Agenda Requests

Pursuant to Swiss law and our articles of association, one or more shareholders, whose combined shareholdings represent the lower of (i) one tenth of our share capital and (ii) an aggregate par value of at least CHF 1,000,000 may request that an item be included in the agenda for a general meeting of shareholders. To be timely, the shareholder’s request must be received by us generally at least 45 calendar days in advance of the meeting. The request must be made in writing and contain, for each of the agenda items, the following information:

•	a brief description of the business desired to be brought before the general meeting of shareholders and the reasons for conducting such business at the general meeting of shareholders;
•	the motions regarding the agenda item;
•	the name and address, as they appear in the share register, of the shareholder proposing such business;
•	the number of shares which are beneficially owned by such shareholder (including documentary support of such beneficial ownership);
•	the dates upon which the shareholder acquired such shares;
•	any material interest of the proposing shareholder in the proposed business;
•	a statement in support of the matter; and
•	all other information required under the applicable laws and stock exchange rules.

In addition, if the shareholder intends to solicit proxies from the shareholders of a company, such shareholder shall notify the company of this intent in accordance with SEC Rule 14a-4 and/or Rule 14a-8.

Our business report, the compensation report and the auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the general meeting of shareholders. Shareholders of record may be notified of this in writing.

Voting Rights

Each of our common shares entitles a holder to one vote. The common shares are not divisible. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in the share register at a cut-off date determined by the board of directors. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), by its legal representative or by another registered shareholder with written authorization to act as proxy. The chairman has the power to decide whether to recognize a power of attorney.

Our articles of association contain provisions that prevent investors from acquiring voting rights exceeding 15% of our outstanding share capital. Specifically, if an individual or legal entity acquires common shares and, as a result, directly or indirectly, has voting rights with respect to more than 15% of the registered share capital recorded in the Commercial Register, the registered shares exceeding the limit of 15% shall be entered in the share register as shares without voting rights (limitation à l’inscription). This restriction applies equally to parties acting in concert and to shares held or acquired via a nominee, including via Cede & Co., New York (or any successor), as the nominee of The Depository Trust Company (“DTC”), New York, acting in its capacity as clearing nominee. Specifically, if shares are being held by a nominee for third party beneficiaries, which control (alone or together with third parties) voting rights with respect to more than 15% of the share capital recorded in the Commercial Register, our articles of association provide that the board of directors may cancel the registration of the shares with voting rights held by such nominee in excess of the limit of 15%. Furthermore, our articles of association contain provisions that allow the board of directors to make the registration with voting rights of shares held by a nominee subject to conditions, limitations and reporting requirements or to impose or adjust such conditions, limitations and requirements once registered. However, any shareholders holding more than 15% prior to the filing and effectiveness of our amended and restated articles of association will remain registered with voting rights for such shares. Furthermore, the board of directors may in special cases approve exceptions to these restrictions.

Dividends and Other Distributions

Our board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Dividend payments require a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association.

Under Swiss law, we may pay dividends only if we have sufficient distributable profits from the previous business year (bénéfice de l’exercice) or brought forward from the previous business years (report des bénéfices), or if we have distributable reserves (réserves à libre disposition), each as evidenced by the Company’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and by the articles of association have been deducted. We are not permitted to pay interim dividends out of profit of the current business year.

Distributable reserves are generally booked either as “free reserves” (réserves libres) or as “reserve from capital contributions” (apports de capital). Under the CO, if our general reserves (réserve générale) amount to less than 20% of our share capital recorded in the Commercial Register (i.e., 20% of the aggregate par value of our issued capital), then at least 5% of our annual profit must be retained as general reserves. In addition, if our general reserves amount to less than 50% of our share capital recorded in the Commercial Register, 10% of the amounts distributed beyond payment of a dividend of 5% must be retained as general reserves. The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

Distributions out of issued share capital (i.e., the aggregate par value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in our share capital recorded in the Commercial Register. Our share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of our share capital may be implemented only after expiration of this time limit.

Our board of directors determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment, but shareholders may also resolve at the annual general meeting of shareholders to pay dividends in quarterly or other installments.

For a discussion of the taxation of dividends, see “Taxation—Swiss Tax Considerations—Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax.”

Transfer of Shares

Shares in uncertificated form (droits-valeurs) may only be transferred by way of assignment. Shares or the beneficial interest in shares, as applicable, credited in a securities account may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with applicable rules. Our articles of association provide that in the case of securities held with an intermediary such as a registrar, transfer agent, trust corporation, bank or similar entity, any transfer, grant of a security interest or usufructuary right in such intermediated securities and the appurtenant rights associated therewith requires the cooperation of the intermediary in order for such transfer, grant of a security interest or usufructuary right to be valid against us.

Voting rights may be exercised only after a shareholder has been entered in the share register (registre des actions) with his or her name and address (in the case of legal entities, the registered office) as a shareholder with voting rights. For a discussion of the restrictions applicable to the control and exercise of voting rights, see “Description of Share Capital and Articles of Association—Articles of Association—Voting Rights.”

Inspection of Books and Records

Under the CO, a shareholder has a right to inspect the share register with respect to his or her own shares and otherwise to the extent necessary to exercise his or her shareholder rights. No other person has a right to inspect the share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets and other legitimate interests. See “Comparison of Swiss Law and Delaware Law—Inspection of books and records.”

Special Investigation

If the shareholders’ inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court at our registered office (currently Epalinges, Canton of Vaud, Switzerland), to appoint a special examiner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10% of our share capital or holders of shares in an aggregate par value of at least CHF 2,000,000 may request that the court appoint a special examiner. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive committee infringed the law or our articles of association and thereby caused damages to the Company or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Swiss Merger Act (i.e., mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented.

If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such transaction.

Swiss corporations may be acquired by an acquirer through the direct acquisition of the shares of the Swiss corporation. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger with the approval of holders of 90% of the outstanding shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation). For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation.

In addition, under Swiss law, the sale of “all or substantially all of our assets” by us may require the approval of two-thirds of the number of shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•	a core part of our business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;
•	our assets, after the divestment, are not invested in accordance with our corporate purpose as set forth in the articles of association; and
•	the proceeds of the divestment are not earmarked for reinvestment in accordance with our corporate purpose but, instead, are intended for distribution to our shareholders or for financial investments unrelated to our corporate purpose.

A shareholder of a Swiss corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights. As a result, such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that the shareholder receives the fair value of the shares held by the shareholder. Following a statutory merger or demerger, pursuant to the Swiss Merger Act, shareholders can file an appraisal action against the surviving company. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

Board of Directors

Our articles of association provide that the board of directors shall consist of at least three and not more than 10 members.

The members of the board of directors and the chairman are elected annually by the general meeting of shareholders for a period until the completion of the subsequent annual general meeting of shareholders and are eligible for re-election. Each member of the board of directors must be elected individually.

Powers

The board of directors has the following non-delegable and inalienable powers and duties:

•	the ultimate direction of the business of the Company and issuing of the relevant directives;
•	laying down the organization of the Company;
•	formulating accounting procedures, financial controls and financial planning;
•	nominating and removing persons entrusted with the management and representation of the Company and regulating the power to sign for the Company;

•	the ultimate supervision of those persons entrusted with management of the Company, with particular regard to adherence to law, our articles of association, and regulations and directives of the Company;
•	issuing the business report and the compensation report, and preparing for the general meeting of shareholders and carrying out its resolutions; and
•	informing the court in case of over-indebtedness.

The board of directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or to several of its members, committees or to third parties (such as executive officers) who need be neither members of the board of directors nor shareholders. Pursuant to Swiss law and our articles of association, details of the delegation and other procedural rules such as quorum requirements have been set in the organizational rules established by the board of directors.

Indemnification of Executive Officers and Directors

Subject to Swiss law, our articles of association provide for indemnification of the existing and former members of the board of directors and the executive committee and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to our directors and executive officers to the extent not included in insurance coverage or advanced by third parties.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer. See “Comparison of Swiss Law and Delaware Law—Indemnification of directors and executive officers and limitation of liability.”

We have entered into indemnification agreements with each of the members of our board of directors and executive officers. See “Related Party Transactions—Indemnification Agreements.”

Conflict of Interest, Management Transactions

Swiss law does not have a general provision regarding conflicts of interest. However, the CO contains a provision that requires our directors and executive officers to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive officers. This rule is generally understood to disqualify directors and executive officers from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breaches of these obligations. In addition, Swiss law contains provisions under which directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and the Company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the Company’s shareholders or directors or any person related to any such shareholder or director, other than payments made at arm’s length, must be repaid to the Company if such shareholder or director acted in bad faith.

Upon the closing of this offering, our board of directors will adopt a Code of Business Conduct and Ethics and other policies that will cover a broad range of matters, including the handling of conflicts of interest.

Principles of the Compensation of the Board of Directors and the Executive Committee

Pursuant to Swiss law, beginning at our first annual meeting as a public company in 2020, our shareholders must annually approve the aggregate amount of compensation of the board of directors and the persons whom the board of directors has, fully or partially, entrusted with the management (which we refer to as our “executive committee”) of the Company. All of our executive officers named in “Management” are deemed to be members of our executive committee.

The board of directors must issue, on an annual basis, a written compensation report that must be reviewed by our auditors. The compensation report must disclose all compensation granted by the Company, directly or indirectly, to current members of the board of directors and the executive committee and, to the extent related to their former role within the Company or not on customary market terms, to former members of the board of directors and former executive officers.

The disclosure concerning compensation, loans and other forms of indebtedness must include the aggregate amount for the board of directors and the executive committee, respectively, as well as the particular amount for each member of the board of directors and for the highest paid executive officer, specifying the name and function of each of these persons.

We are prohibited from granting certain forms of compensation to members of our board of directors and executive committee, such as:

•	severance payments (compensation due until the termination of a contractual relationship does not qualify as severance payment);
•	advance compensation;
•	incentive fees for the acquisition or transfer of companies, or parts thereof, by the Company or by companies being, directly or indirectly, controlled by us;
•	loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; and
•	equity-based compensation not provided for in the articles of association.

Compensation to members of the board of directors and the executive committee for activities in entities that are, directly or indirectly, controlled by the Company is prohibited if (i) the compensation would be prohibited if it were paid directly by the Company, (ii) the articles of association do not provide for it, or (iii) the compensation has not been approved by the general meeting of shareholders.

Beginning in 2020, the general meeting of shareholders will annually vote on the proposals of the board of directors with respect to:

•	the maximum aggregate amount of compensation of the board of directors for the term of office until the next annual general meeting of shareholders; and
•	the maximum aggregate amount of fixed compensation of the executive committee for the following financial year; and
•	the maximum aggregate amount of variable compensation of the executive committee for the current financial year.

The board of directors may submit for approval at the general meeting of shareholders deviating or additional proposals relating to the same or different periods.

In the event that, at the general meeting of shareholders, the shareholders do not approve a compensation proposal of the board of directors, the board of directors must prepare a new proposal, taking into account all relevant factors, and submit the new proposal for approval by the same general meeting of shareholders, at a subsequent extraordinary general meeting of shareholders or the next annual general meeting of shareholders.

In addition to fixed compensation, members of the board of directors and the executive committee may be paid variable compensation, depending on the achievement of certain performance criteria. The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient of the variable compensation. The board of directors or, where delegated to it, the compensation committee shall determine the relative weight of the performance criteria and the respective target values.

Compensation may be paid or granted in the form of cash, shares, financial instruments, in kind, or in the form of other types of benefits. The board of directors or, where delegated to it, the compensation committee shall determine grant, vesting, exercise and forfeiture conditions.

Borrowing Powers

Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares

The CO limits our ability to repurchase and hold our own shares. We and our subsidiaries may repurchase shares only to the extent that (i) we have freely distributable reserves in the amount of the purchase price; and (ii) the aggregate par value of all shares held by us does not exceed 10% of our share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive subscription rights in the case of share capital increases.

In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may, subject to applicable law, purchase and sell our own shares from time to time in order to meet imbalances of supply and demand, to provide liquidity and to even out variances in the market price of shares.

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading, or the Financial Market Infrastructure Act (the “FMIA”), do not apply to us since our shares are not listed on a Swiss exchange.

Pursuant to Article 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their statutory annual financial statements, to the extent this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who hold more than 5% of all voting rights.

Mandatory Bid Rules

The obligation of any person or group of persons that acquires more than one third of a company’s voting rights to submit a cash offer for all the outstanding listed equity securities of the relevant company at a minimum price pursuant to the FMIA does not apply to us since our shares are not listed on a Swiss exchange.

Stock Exchange Listing

We have applied to list our common shares on the NYSE under the symbol “ADCT.”

The Depository Trust Company

Initial settlement of the common shares issued in this offering will take place on the consummation date of this offering through DTC, in accordance with its customary settlement procedures for equity securities. Each person owning a beneficial interest in common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the shares.

Transfer Agent and Registrar of Shares

Our share register will initially be kept by Computershare Trust Company, N.A., which acts as transfer agent and registrar. The share register reflects only record owners of our shares. Swiss law does not recognize fractional share interests.

COMPARISON OF SWISS LAW AND DELAWARE LAW

The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss Code of Obligations (Code des obligations) and the Swiss Ordinance against excessive compensation in listed stock corporations applicable to our Company and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

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Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Under Swiss law, with certain exceptions, a merger or a demerger of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the absolute majority of the par value of shares represented at such general meeting of shareholders. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act (Loi sur la fusion) can file a lawsuit against the surviving company. If the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that if the merger agreement provides only for a compensation payment, at least 90.0% of all members in the transferring legal entity, who are entitled to vote, shall approve the merger agreement.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of their duties and claim the payment of the company’s losses or damages to the corporation and, in some cases, to the individual shareholder. Likewise, an appraisal lawsuit won by a shareholder may indirectly compensate all shareholders. In addition, to the extent that U.S. laws and regulations provide a basis for liability and U.S. courts have jurisdiction, a class action may be available.

Under Swiss law, the winning party is generally entitled to recover a limited amount of attorneys’ fees incurred in connection with such action. The court has discretion to permit the shareholder who lost the lawsuit to recover attorneys’ fees incurred to the extent he acted in good faith.

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Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.
Pursuant to the Swiss Ordinance against excessive compensation in listed stock corporations (Ordonnance contre les rémunérations abusives dans les sociétés anonymes cotées en bourse), the general meeting of shareholders has the non-transferable right, amongst others, to vote separately and bindingly on the aggregate amount of compensation of the members of the board of directors, of the executive committee and of the advisory boards.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

The general meeting of shareholders elects the members of the board of directors, the chairperson of the board of directors and the members of the compensation committee individually and annually for a term of office until the end of the following general meeting of shareholders. Re-election is possible.

Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

•    any breach of a director’s duty of loyalty to the
     corporation or its shareholders;

•    acts or omissions not in good faith or which
     involve intentional misconduct or a knowing
     violation of law;

•    statutory liability for unlawful payment of
     dividends or unlawful share purchase or
     redemption; or

•    any transaction from which the director derived an
     improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably

Under Swiss corporate law, an indemnification by the corporation of a director or member of the executive committee in relation to potential personal liability is not effective to the extent the director or member of the executive committee intentionally or negligently violated his or her corporate duties towards the corporation (certain views advocate that at least a grossly negligent violation is required to exclude the indemnification). Furthermore, the general meeting of shareholders may discharge (release) the directors and members of the executive committee from liability for their conduct to the extent the respective facts are known to shareholders. Such discharge is effective only with respect to claims of the company and of those shareholders who approved the discharge or who have since acquired their shares in full knowledge of the discharge. Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

The articles of association of a Swiss corporation may also set forth that the corporation shall indemnify and hold harmless, to the extent permitted by the law, the directors and executive managers out of assets of the corporation against threatened, pending or completed actions.

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believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•    by a majority vote of the directors who are not
     parties to the proceeding, even though less than a
     quorum;

•   by a committee of directors designated by a
     majority vote of the eligible directors, even though
     less than a quorum;

•    by independent legal counsel in a written opinion
      if there are no eligible directors, or if the eligible
      directors so direct; or

•    by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.
Also, a corporation may enter into and pay for directors’ and officers’ liability insurance which may cover negligent acts as well.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

•    the duty of care; and

•    the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a

The board of directors of a Swiss corporation manages the business of the corporation, unless responsibility for such management has been duly delegated to the executive committee based on organizational rules. However, there are several non-transferable duties of the board of directors:

•    the overall management of the corporation and the
     issuing of all necessary directives;

•    determination of the corporation’s organization;

•    the organization of the accounting, financial
     control and financial planning systems as required
     for management of the corporation;

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manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

•    the appointment and dismissal of persons
     entrusted with managing and representing the
     corporation;

•    overall supervision of the persons entrusted with
     managing the corporation, in particular with
     regard to compliance with the law, articles of
     association, operational regulations and directives;

•    compilation of the annual report, preparation for
     the general meeting of the shareholders, the
     compensation report and implementation of its
     resolutions; and

•    notification of the court in the event that the
     company is over-indebted.

The members of the board of directors must perform their duties with all due diligence and safeguard the interests of the corporation in good faith. They must afford the shareholders equal treatment in equal circumstances.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under like circumstances

The duty of loyalty requires that a director safeguard the interests of the corporation and requires that directors act in the interest of the corporation and, if necessarily, put aside their own interests. If there is a risk of a conflict of interest, the board of directors must take appropriate measures to ensure that the interests of the company are duly taken into account.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.
Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consents. The articles of association must allow for (independent) proxies to be present at a general meeting of shareholders. The instruction of such (independent) proxies may occur in writing or electronically.

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice	At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. No resolution may be taken on

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provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

proposals relating to the agenda items that were not duly notified. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights:

•    shareholders together representing at least 10% of
     the share capital may demand that a general meeting
     of shareholders be called for specific agenda items
     and specific proposals; and

•    shareholders together representing shares with a par
     value of at least CHF 1.0 million or 10% of the
     share capital, whichever is lower, may demand that
     an agenda item including a specific proposal be put
     on the agenda for a scheduled general meeting of
     shareholders, provided such request is made with
     appropriate lead time.

Any shareholder can propose candidates for election as directors or make other proposals within the scope of an agenda item without prior written notice.

In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (i) request information from the board of directors on the affairs of the company (note, however, that the right to obtain such information is limited), (ii) request information from the auditors on the methods and results of their audit, (iii) request that the general meeting of shareholders resolve to convene an extraordinary general meeting, or (iv) request that the general meeting of shareholders resolve appoint an examiner to carry out a special examination (“contrôle spécial”).

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.
Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of (i) all members of the board of directors, (ii) the chairperson of the board of directors, (iii) the members of the compensation committee, (iv) the election of the independent proxy for a term of office of one year (i.e., until the following annual general meeting of shareholders), as well as the vote on the aggregate amount of compensation of the members of the board of directors, of the executive committee and of the members of any advisory board, is mandatory for listed companies. Re-election is permitted.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by a majority of the shares represented at a general meeting of shareholders. The articles of association may require the approval by a supermajority of the shares represented at a meeting for the removal of a director.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting shares within the past three years.
No such rule applies to a Swiss corporation.
Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

A dissolution of a Swiss corporation requires the approval by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the absolute majority of the nominal value of shares represented at such general meeting of shareholders. The articles of association may increase the voting thresholds required for such a resolution.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.
The general meeting of shareholders of a Swiss corporation may resolve that preference shares be issued or that existing shares be converted into preference shares with a resolution passed by a majority of the shares represented at the general meeting of shareholders. Where a company has issued preference shares, further preference shares conferring preferential rights over the existing preference shares may be issued only with the consent of both a special meeting of the adversely affected holders of the existing preference shares and of a general meeting of all shareholders, unless otherwise provided in the articles of association.

Shares with preferential voting rights are not regarded as preference shares for these purposes.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.
The articles of association of a Swiss corporation may be amended with a resolution passed by a majority of the shares represented at a general meeting of shareholders, unless otherwise provided in the articles of association.

There are a number of resolutions, such as an amendment of the stated purpose of the corporation, the introduction of authorized and conditional capital and the introduction of shares with preferential voting rights that require the approval by two-thirds of the votes and an absolute majority of the nominal value of the shares represented at such general meeting of shareholders. The articles of association may increase these voting thresholds.

Inspection of books and records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection. The information may be refused where providing it would jeopardize the corporation’s trade secrets or other interests warranting protection. A shareholder is only entitled to receive information to the extent required to exercise his or her rights as a shareholder, subject to the interests of the corporation. A shareholder’s right to inspect the share register is limited to the right to inspect his or her own entry in the share register.

Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

•    out of its surplus, or

•    in case there is no such surplus, out of its net
     profits for the fiscal year in which the dividend is
     declared and/or the preceding fiscal year.

Shareholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without shareholder approval.

Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.

Payments out of a corporation’s share capital (in other words, the aggregate nominal value of the corporation’s registered share capital) in the form of dividends are not allowed and may be made only by way of a share capital reduction. Dividends may be paid only from the profits of the previous business year or brought forward from previous business years or if the corporation has distributable reserves, each as evidenced by the corporation’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and the articles of association have been deducted

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Creation and issuance of new shares

All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

All creation of shares require a shareholders’ resolution. The creation of authorized or contingent share capital requires at least two-thirds of the voting rights represented at the general meeting of shareholders and an absolute majority of the nominal value of shares represented at such meeting. The board of directors may issue shares out of the authorized share capital during a period of up to two years. Shares are created and issued out of contingent share capital through the exercise of options or of conversion rights that the board of director may grant in relation to, e.g., debt instruments or employees.

COMMON SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common shares. Future sales of substantial amounts of our common shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of common shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have         common shares outstanding assuming no exercise of the underwriters’ option to purchase additional common shares. Of these shares,         common shares will be freely transferable without restriction or registration under the Securities Act, except for any common shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining         common shares outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 of the Securities Act. After the expiration of the contractual 180-day lock-up period described below, these common shares may be sold in the public market only if registered or pursuant to an exemption under Rule 144 or 701, each of which is summarized below.

Additionally, of the options to purchase         common shares outstanding as of         and assuming no outstanding options are exercised and no exercise of the underwriters’ option to purchase additional common shares, options exercisable for         common shares will be vested and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, a person who has beneficially owned our common shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned such common shares for at least one year, then the requirement in clause (ii) will not apply to the sale.

Persons who have beneficially owned our common shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of our common shares then outstanding, which will equal approximately common shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional common shares; or
•	the average weekly trading volume of our common shares on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with the one-year minimum holding period requirement.

Equity Incentive Plan

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all common shares issued or issuable pursuant to the exercise of outstanding options and reserved for issuance under our 2019 Equity Incentive Plan. We expect to file the registration statements, which will become effective immediately upon filing, shortly after the date of this prospectus. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

All of our directors and executive officers and the holders of substantially all of our share capital have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. Morgan Stanley & Co. LLC and BofA Securities, Inc. may waive the requirements of these lock-up agreements at any time in their sole discretion. See “Underwriters.”

TAXATION

The following discussion is based on the tax laws, regulations and regulatory practices of Switzerland and the United States as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.

Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss or U.S. tax laws, regulations and regulatory practices that could be relevant for them in connection with this offering, the acquiring, owning and selling or otherwise disposing of our common shares (such shares for purposes of this “Taxation” section, “common shares”) and receiving dividends and similar cash or in-kind distributions on our common shares (including dividends on liquidation proceeds and share dividends) or distributions on our common shares based upon a capital reduction or reserves paid out of capital contributions and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland or the United States.

Swiss Tax Considerations

Withholding Tax

Under present Swiss tax law, dividends due and similar cash or in-kind distributions made by the Company to a shareholder of common shares (including liquidation proceeds and bonus shares) are subject to Swiss federal withholding tax (“Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). However, the repayment of the nominal value of the common shares and any repayment of qualifying additional paid-in capital (capital contribution reserves), within the limits accepted by the legislation in force when such Dividend becomes due and the respective administrative practice, are not subject to the Withholding Tax. The Company is obliged to deduct the Withholding Tax from the gross amount of any taxable distribution and to pay the tax to the Swiss Federal Tax Administration within 30 days of the due date of such distribution.

Swiss resident individuals who hold their common shares as private assets (“Resident Private Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they duly report the underlying income in their income tax return. In addition, (i) corporate and individual shareholders who are resident in Switzerland for tax purposes, (ii) corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their common shares as part of a trade or business carried on in Switzerland through a permanent establishment with fixed place of business situated in Switzerland for tax purposes and (iii) Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities (collectively, “Domestic Commercial Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they duly report the underlying income in their income statements or income tax return, as the case may be.

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment with fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Withholding Tax if the country in which such recipient resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of common shares and the procedures for claiming a refund of the Withholding Tax.

Swiss Federal Issue Stamp Tax

The Company will be subject to the Swiss federal issue stamp tax (droit d’émission) on the issuance of common shares of 1% of the offering price, net of certain deductions.

Swiss Federal Securities Turnover Tax

The delivery of common shares against payment of the offering price is not subject to Swiss securities turnover tax (droit de négociation). Any subsequent transactions in common shares in the secondary markets are subject to Swiss securities turnover tax at an aggregate rate of 0.15% of the consideration paid for such common shares, however, only if a bank or other securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act (loi fédérale sur les droits de timbre), is a party or an intermediary to the transaction and no exemption applies.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders

Non-Resident Shareholders are not subject to any Swiss federal, cantonal or communal income tax on dividend payments and similar distributions because of the mere holding of common shares. The same applies for capital gains on the sale of common shares except in certain cases if the Company would qualify as real estate company. For Withholding Tax consequences, see “—Swiss Tax Considerations—Withholding Tax.”

Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of common shares as described above), which are not repayments of the nominal value of common shares or qualifying additional paid-in capital, are required to report such receipts in their individual income tax returns and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant tax period. A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of common shares to a third party will generally be a tax-free private capital gain or a not tax-deductible capital loss, as the case may be. Under exceptional circumstances the capital gain may be re-characterized into a taxable dividend, in particular upon taxable repurchase of common shares as described above. Furthermore, the capital gain may also be re-characterized into taxable income in relation with a so-called indirect partial liquidation as defined under Swiss law. When a capital gain is re-characterized as a dividend, the relevant income for tax purposes corresponds to the difference between the repurchase price and the sum of the nominal value of common shares and qualifying additional paid-in capital.

Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. On cantonal and communal level, similar provisions were introduced, but the regulations may vary depending on the canton of residency. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (réduction pour participations), if common shares held have a market value of at least CHF 1 million. For cantonal and communal income tax purposes the regulations on participation relief are broadly similar, depending on the canton of residency.

Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of common shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of common shares) for such taxation period.

Swiss Wealth Tax and Capital Tax

Non-Resident Shareholders

Non-Resident Shareholders holding common shares are not subject to cantonal and communal wealth or annual capital tax because of the mere holding of common shares.

Resident Private Shareholders

Resident Private Shareholders are required to report their common shares as part of their private wealth and are subject to cantonal and communal wealth tax.

Domestic Commercial Shareholders

Domestic Commercial Shareholders are required to report their common shares as part of their business wealth or taxable capital, as defined, and are subject to cantonal and communal wealth or annual capital tax.

Automatic Exchange of Information in Tax Matters

On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement. The Multilateral Competent Authority Agreement is based on Article 6 of the OECD/Council of Europe administrative assistance convention and is intended to ensure the uniform implementation of Automatic Exchange of Information (the “AEOI”). The Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”) entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.

The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have been, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of speciality (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.

Based on such multilateral or bilateral agreements and the implementation of Swiss law, Switzerland collects and exchanges data in respect of financial assets, including common shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a European Union member state or in a treaty state.

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of U.S. Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the United States on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.

Material U.S. Federal Income Tax Consequences for U.S. Holders

In the opinion of Davis Polk & Wardwell LLP, the following is a description of the material U.S. federal income tax consequences to the U.S. Holders, as defined below, of owning and disposing our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire common shares.

This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe any tax consequences other than U.S. federal income tax consequences, including state and local tax consequences and estate tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain banks, insurance companies and other financial institutions;
•	brokers, dealers or traders in securities who use a mark-to-market method of tax accounting;
•	persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	entities or arrangements classified as partnerships or S corporations for U.S. federal income tax purposes;
•	tax-exempt entities, including an “individual retirement account” or “Roth IRA” or governmental entities;

•	real estate investment trusts or regulated investment companies;
•	former U.S. citizens or long-term residents of the United States;
•	persons subject to Section 451(b) of the Code;
•	persons that own or are deemed to own ten percent or more of the voting power or value of our shares; or
•	persons holding common shares in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Switzerland and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares, who is eligible for the benefits of the Treaty and who is:

•	a citizen or individual resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances.

The discussion under “Taxation of Distributions” and “Sale or Other Disposition of Common Shares” below describes certain consequences to U.S. Holders in the event that we are not a passive foreign investment company for U.S. federal income tax purposes (a “PFIC”) during any tax year in which a U.S. Holder holds our common shares. However, as discussed below under “Passive Foreign Investment Company Rules” below, we may be a PFIC for 2019 or one or more subsequent taxable years.

Taxation of Distributions

As discussed above under “Dividend Policy,” we do not currently expect to make distributions on our common shares. In the event that we do make distributions of cash or other property, distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to the discussion under “—Passive Foreign Investment Company Rules” below, for so long as our common shares are listed on the NYSE or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. As discussed in “—Passive Foreign Investment Company Rules” below, however, if we are a PFIC (or, with respect to a particular U.S. Holder, are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the dividend will not be eligible for taxation as “qualified dividend income.” U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of a dividend will include any amounts withheld by us in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Swiss franc will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on common shares (at a rate not exceeding the rate provided by the Treaty, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Common Shares

Gain or loss realized by a U.S. Holder on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for such common shares was more than one year as of the date of the sale or other disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gain recognized by a non-corporate U.S. Holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes interest, dividends, certain non-active rents and royalties, and capital gains.

We may have been a PFIC for our 2018 taxable year and it is possible that we will be a PFIC for one or more subsequent taxable years. Whether we will be a PFIC in 2019 or any future years is uncertain because, among other things, (i) we currently own, and will own after the completion of this offering, a substantial amount of passive assets, including cash, (ii) the timing of our recognition of active income for U.S. federal income tax purposes, which may differ from the timing of the recognition of such income for financial accounting purposes, may result in our recognizing minimal amounts of active income for U.S. federal income tax purposes in certain taxable years, (iii) the license and joint collaboration agreement with MedImmune for the joint clinical development of MEDI3726 has been our sole source of active income, but MedImmune discontinued the joint clinical development of MEDI3726 in the first half of 2019, and there can be no assurance that we will be able to enter into another licensing or collaboration agreement and (iv) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may be determined in substantial part by our market capitalization, which may vary substantially over time. Moreover, the determination of whether we were a PFIC in 2018 or will be a PFIC for 2019 or any other year in which our common shares is not publicly traded for the entirety of such year depends in substantial part on whether we are a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”) for either or both of those years, and we believe that, if we were a CFC in 2018 or are a CFC in 2019, it is likely that we would be considered a PFIC in such year. Although we do not believe that we were a CFC in 2018 and do not expect to be a CFC in 2019, the determination of PFIC status depends on the ownership of our common shares after the application of certain attribution rules under the Code, and we do not have all of the information necessary to make a definitive determination that we were not and will not be a CFC. Accordingly, there can be no assurance that we will not be a PFIC for 2019 or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds common shares, we will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder elects to recognize gain, if any, as if it sold its common shares as of the last day of the last tax year in which we are a PFIC (such election, a “Purging Election”). In addition, the Company may, directly or indirectly, have held or hold equity interests in other PFICs (collectively, “Lower-tier PFICs”). Under attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate shares of the stock of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly. U.S. Holders should consult their tax advisors about the consequences to them of our investment in one or more Lower-tier PFICs.

If we are a PFIC for any taxable year during which a U.S. Holder held common shares (assuming such U.S. Holder has not made a timely mark-to-market election, or “qualified electing fund” election (a “QEF Election”), as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of common shares (including any gain recognized as a consequence of a Purging Election) will be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution will be subject to taxation in the same manner as gain, described immediately above.

If we are a PFIC (or, with respect to a particular U.S. Holder, are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

Mark-to-Market Election

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election with respect to its common shares, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized by the U.S. Holder on the sale or other disposition of common shares in a year in which we are a PFIC will be treated as ordinary income and any such loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In general, a U.S. Holder makes a mark-to-market election by attaching a properly executed Internal Revenue Service (“IRS”) Form 8621 to its U.S. federal income tax return for the first taxable year to which it wishes the election will apply. A U.S. Holder may make a mark-to-market election only if it holds common shares on the last day of such taxable year.

A mark-to-market election generally cannot be made for equity interests in any Lower-tier PFIC unless shares of such Lower-tier PFIC are themselves “marketable.” As a result, if a U.S. Holder makes a mark-to-market election with respect to our common shares, the U.S. Holder will nevertheless be subject to the PFIC rules described above with respect to its indirect interest in any Lower-tier PFIC unless the U.S. Holder makes a QEF Election with respect to such Lower-tier PFIC, as discussed below.

QEF Election

In order to avoid the application of the foregoing rules, a U.S. person that owns shares in a PFIC may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If we determine that we are a PFIC for any taxable year, we will use our commercially reasonable efforts to, and currently expect to, provide the information necessary for U.S. Holders to make QEF Elections with respect to us.

If a U.S. Holder makes a valid QEF Election with respect to its common shares, the U.S. Holder will be required to report on its U.S. federal income tax return, and thus to take into account in determining its U.S. federal income tax liability, its pro rata share of our ordinary earnings and net capital gain (as ordinary income and long-term capital gain, respectively) for each taxable year in which we are classified as a PFIC, regardless of whether we make any distributions. U.S. Holders will not be entitled to claim deductions for any net losses we incur, and we will not be entitled to carry our net losses for any taxable year back or forward in computing our ordinary earnings and net capital gain for other taxable years. A U.S. Holder will also not be entitled to claim a foreign tax credit for any non-U.S. taxes we bear, but these taxes will reduce the amount of income the U.S. Holder would otherwise be required to include pursuant to the QEF Election.

Any distribution (or portion thereof) to a U.S. Holder that we make out of earnings and profits that were previously included in a U.S. person’s income pursuant to a QEF Election will not be subject to U.S. federal income tax, provided that the U.S. Holder can establish that such distribution (or portion thereof) is made out of such previously-taxed earnings and profits. If we are a PFIC (or, with respect to a particular U.S. Holder, are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders will not apply to the portion of such dividend that the U.S. Holder includes in income after application of the foregoing exclusion. A U.S. Holder’s tax basis in its common shares will be increased by the amounts the U.S. Holder includes in income as a consequence of a QEF Election and decreased by the amount of distributions the U.S. Holder receives from us out of earnings and profits that a U.S. person previously included in income as a consequence of a QEF Election. If a U.S. Investor has made a QEF Election with respect to its common shares, any gain or loss recognized by the U.S. Holder on a sale or other disposition of such common shares will constitute capital gain or loss.

A U.S. Holder that makes a QEF Election with respect to its common shares may also elect to defer the payment of taxes in respect of its share of our undistributed ordinary earnings and net capital gain, subject to the payment of an interest charge on the deferred tax liability. U.S. Holders should consult their tax advisors about this election.

In general, a U.S. taxpayer makes a QEF Election with respect to a PFIC by attaching a properly executed IRS Form 8621 to its U.S. federal income tax return for the first taxable year to which it wishes the election to apply. Subject to the discussion below regarding retroactive QEF Elections, if a U.S. Holder does not make a QEF Election with respect to us for the first taxable year in which it holds common shares, a later QEF Election will not affect the U.S. federal income tax consequences to the U.S. Holder unless the U.S. Holder makes a Purging Election effective as of the first day of the first taxable year to which the QEF Election applies.

Under certain circumstances, a U.S. Holder will be permitted to make a retroactive QEF Election, provided that we have notified the holders of common shares that we reasonably believe that we were not a PFIC for each of the relevant prior taxable years. In general, if a U.S. Holder makes a valid retroactive QEF Election, the U.S. Holder will be required to include in income its pro rata share of our ordinary earnings and net capital gains for the relevant prior taxable years as if it had made such election on a timely basis and will be subject to an interest charge on the resulting tax liability. In addition, the U.S. Holder will generally be required to amend its U.S. federal income tax returns for each of the relevant prior taxable years. In the case of a U.S. Holder that at any time has held (directly or under applicable constructive ownership rules) 2% or more of the common shares (and, under certain circumstances, in the case of any U.S. Holder), a U.S. Holder may make a retroactive QEF

Election only if the U.S. Holder has filed with its U.S. federal income tax return for the first taxable year in which it holds common shares a protective statement containing certain required information, as well as an agreement by the U.S. Holder to extend the periods of limitations on the assessment of its PFIC-related taxes for all taxable years to which the protective statement applies. Prospective investors should consult with their tax advisors regarding the requirements for making a retroactive QEF Election.

A QEF Election with respect to us will not apply to any of Lower-tier PFIC. If we determine that any of our current subsidiaries is a Lower-tier PFIC for any taxable year, we currently expect that we will provide the information necessary for U.S. Holders to make a QEF Election with respect to such Lower-tier PFIC, but there can be no assurance that we will be able to provide such information.

Information Returns

If a U.S. Holder owns common shares during any year in which we are a PFIC or in which we hold a direct or indirect equity interest in a Lower-tier PFIC, the U.S. Holder generally must file an annual report on IRS Form 8621 with respect to each such PFIC containing such information as the U.S. Treasury may require, generally with the U.S. Holder’s U.S. federal income tax return for the relevant year. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with respect to the items required to be included in such report until three years after the U.S. Holder files the annual report and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period.

PROSPECTIVE U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES OF OUR POTENTIAL PFIC STATUS ON AN INVESTMENT IN COMMON SHARES.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the common shares.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, BofA Securities, Inc. and Cowen and Company, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Underwriter	Number of Common Shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Cowen and Company, LLC
Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional common shares described below.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per share under the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to      additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to       additional common shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $       . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”) up to $      .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.

We have applied to list our common shares on the NYSE under the symbol “ADCT.”

We and all directors and officers and the holders of all of our outstanding shares and options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc., on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;
•	file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares; or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares,

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc., on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

The restrictions described in the immediately preceding paragraph do not apply to our directors, officers and securityholders with respect to:

(i)	transactions relating to common shares or any security convertible into common shares acquired in the offering (other than any issuer-directed common shares purchased in the offering by our officers or directors) or in open market transactions after the completion of the offering;
(ii)	transfers or distributions as a bona fide gift or for bona fide estate planning purposes or to a charitable organization or educational institution;
(iii)	transfers or distributions to any immediate family member of such person, affiliate or any trust or trustee or beneficiary thereof for the direct or indirect benefit of such person or the immediate family of such person (for this purpose, “immediate family” means any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin);
(iv)	transfers or distributions to any corporation, partnership, limited liability company or other entity or affiliate of such person or the immediate family of such person;
(v)	transfers or distributions (a) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such person upon the death of such person; (b) by operation of law pursuant to a domestic order or negotiated divorce settlement;
(vi)	transfers or distributions to another corporation, member, partnership, limited liability company, trust or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act), or to an investment fund or other entity that controls or manages, or is under common control with, such person, or distributions to partners, members, shareholders, beneficiaries or other equity holders of such person;
(vii)	transfers or distributions to us (a) in connection with the repurchase of such securities with respect to the termination of such person’s employment with us or (b) pursuant to contractual arrangements described in this prospectus;
(viii)	transfers or distributions to us in connection with the repayment (including any adjustments) of any loans or promissory notes of such as described in this prospectus;
(ix)	transfers or distributions (including through a “cashless” exercise or on a “net exercise basis”) to us in connection with the conversion of any convertible security into, or the exercise of any option or warrant for, common shares (including to satisfy withholding obligations or the payment of taxes in connection therewith); provided that (a) any such common shares received by such person shall be subject to the lock-up agreement and (b) no filing under Section 16(a) of the Exchange Act (or its foreign equivalent) reporting a reduction in beneficial ownership of common shares shall be required or shall be voluntarily made during the restricted period;

(x)	transfers or distributions prior to the date of the public filing of the registration statement of which this prospectus forms a part and pursuant to our shareholders’ agreement;
(xi)	transfers or distributions to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (x) above, provided that any common shares shall be subject to the terms of the lock-up agreement;
(xii)	any pledge or transfer by such person (or any permitted transferee) of common shares or any security convertible into common shares pursuant to agreements governing indebtedness or commitments relating to indebtedness of such person (or any permitted transferee) or its affiliates (other than us and our subsidiaries) in effect on the date thereof (and any refinancing or replacement thereof) and described in this prospectus and any transfer upon foreclosure, provided that any required filing under Section 16(a) of the Exchange Act (or its foreign equivalent) reporting a reduction in beneficial ownership by such person or any party (pledgor or pledgee) shall indicate by footnote disclosure or otherwise the nature of the transfer and if any filing is required to be made under Section 16(a) of the Exchange Act (or its foreign equivalent) during the restricted period, and such person shall provide the representatives prior written notice informing them of such report;
(xiii)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act (or its foreign equivalent) for the transfer of common shares, provided that (a) such plan does not provide for the transfer of common shares during the restricted period and (b) to the extent a public announcement or filing under the Exchange Act (or its foreign equivalent), if any, is required of or voluntarily made by or on behalf of such person or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the restricted period;
(xiv)	transfers or dispositions pursuant to a bona fide tender offer for our capital shares, merger, consolidation or other similar transaction made to all holders of our securities involving a change of control of us (including without limitation, the entering into of any lock-up, voting or similar agreement pursuant to which such person may agree to transfer, sell, tender or otherwise dispose of common shares or any security convertible into common shares in connection with such transaction) that has been approved by our board of directors; provided that, in the event that such change of control transaction is not consummated, this paragraph shall not be applicable and such person’s shares and other securities shall remain subject to the lock-up agreement (for this purpose, “change of control” means the transfer whether by tender offer, merger, consolidation or other similar transaction), in one transactions or a series of related transactions, to a person or group of affiliated persons (other than the underwriters pursuant to this offering), of our voting securities if, after such transfer, such person or group of affiliated persons would hold greater than 50% of our outstanding voting securities); or
(xv)	the conversion, exercise or exchange of our preferred shares, options to purchase common shares, warrants or any security convertible into common shares pursuant to any reorganization, conversion or share split, as such terms are described in this prospectus; provided that any such securities shall remain subject to the lock-up agreement.

provided that, (1) with respect to paragraphs (ii)-(iv) and (vi) above, the representatives receive a signed lock-up agreement for the balance of the restricted period from each done, trustee, distribute or transferee, as the case may be, and (2) with respect to paragraphs (ii)-(viii) above, no public announcement or filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of common shares, shall be required or voluntarily made during the restricted period (other than, in the case of a transfer or other disposition pursuant to paragraphs (v), (vii) and (viii), any Form 4 or 5 required to be filed under the Exchange Act (or its foreign equivalent) if such person is subject to Section 16 reporting with respect to our shares under the Exchange Act (or its foreign equivalent) shall indicate by footnote the nature of the transfer or disposition.

With respect to (xii) above, certain of our shareholders have granted a security interest in all or a portion of our shares beneficially owned by them pursuant to certain of their debt instruments, each of which may include default provisions. As of the date of this prospectus,      shares of our common shares are subject to a security interest.

The restrictions on transfers or other dispositions by us described above do not apply to:

(i)	the common shares to be sold in this offering;
(ii)	the issuance by us of shares of common shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;
(iii)	the grant of any options to purchase common shares, restricted shares or restricted units under an incentive compensation plan in effect or approved by our board of directors on the date of this prospectus and described in this prospectus;
(iv)	our filing of any registration statement on Form S-8 or a successor form relating to the common shares granted pursuant to or reserved for issuance under an incentive compensation plan described in this prospectus;
(v)	offers to acquire, transfers, issuances or repurchases pursuant to loan settlement agreements, including the transfer of common shares to us in connection therewith, as described in this prospectus;
(vi)	the offer or issuance of common shares in connection with an acquisition, joint venture, commercial or collaborative relationship, or an acquisition or license by us of assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with any such acquisition, provided that (1) the aggregate number of shares issued does not exceed % of the total number of outstanding shares of our common shares immediately following the closing of this offering and (2) the recipient of any such shares during the restricted period enters into a lock-up agreement; or
(vii)	facilitating the establishment of a trading plan on behalf of one of our shareholders, officers or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares, provided that such plan does not provide for the transfer of common shares during the restricted period and, to the extent a public announcement or filing under the Exchange Act is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC and BofA Securities, Inc., in their sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more common shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional common shares. The underwriters can close out a covered short sale by exercising the option to purchase additional common shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional common shares. The underwriters may also sell shares in excess of the option to purchase additional common shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Directed Share Program

Furthermore, at our request, the underwriters have reserved    % of the common shares offered by this prospectus, for sale, at the initial public offering price, to our employees and to friends, professional contacts and family members of our employees and directors. If purchased by these persons, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any officer, which will be subject to a 180-day lock-up restriction described above. The sales will be made at our direction by Morgan Stanley & Co. LLC through a directed share program. The number of common shares available for sale to the general public will be reduced by the number of reserved common shares sold to these individuals. Any reserved common shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other common shares offered by this prospectus.

Pricing of the Offering

Prior to this offering, there has been no public market for our common shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common shares may only be made to persons, or to the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation (each, a “Relevant Member State”), an offer to the public of any common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our common shares to be offered so as to enable an investor to decide to purchase any of our common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The common shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares offered should conduct their own due diligence on the common shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The common shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 – 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 – 1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 – 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 – 1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 – 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 – 1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 – 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 – 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the common shares.

Accordingly, the common shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the common shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the common shares. The common shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the common shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the common shares. The common shares may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification: Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the common shares described herein. The common shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading venue in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading venue in Switzerland, and neither this document nor any other offering or marketing material relating to the common shares may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	$	*
NYSE listing fee		*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*
Total	$
*	To be provided by amendment.

All amounts in the table are estimates except the SEC registration fee, the NYSE listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

LEGAL MATTERS

The validity of the common shares and certain other matters with respect to Swiss law will be passed upon for us by Homburger AG, Zurich, Switzerland. Certain matters with respect to U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Certain matters with respect to U.S. federal and New York State law will be passed upon for the underwriters by Cooley LLP, Boston, Massachusetts. Lenz & Staehelin, Geneva, Switzerland is representing the underwriters with respect to certain matters of Swiss law.

EXPERTS

The consolidated financial statements as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its consolidated financial statements as described in Notes 1 and 25 to the consolidated financial statements) of PricewaterhouseCoopers SA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENT OF JUDGMENTS

We are organized under the laws of Switzerland and our registered office and domicile is located in Epalinges, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the PILA. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result would be incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the PILA;
•	the judgment of such non-Swiss court has become final and non-appealable;
•	the judgment does not contravene Swiss public policy;
•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
•	no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.adctherapeutics.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

ADC Therapeutics SA

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ADC Therapeutics SA, Epalinges

CONSOLIDATED FINANCIAL STATEMENTS

ADC Therapeutics SA

GROUP INFORMATION

For the six month period ended June 30, 2019

DIRECTORS:

Peter B. Corr, Chairman of the Board

Stephen Evans-Freke

Michael Forer

Peter Hug

Chris J. Martin

Thomas Pfisterer

Thomas Rinderknecht

Tyrell Rivers

Jacques Theurillat

Barrie Ward

SECRETARY:

Dominique Graz

REGISTERED OFFICE:

Route de la Corniche 3B

1066 Epalinges

Switzerland

AUDITORS:

PricewaterhouseCoopers SA

ADC Therapeutics SA

INTERIM CONSOLIDATED INCOME STATEMENT
(in KUSD)

	Notes	Six month period ended June 30, 2019	Six month period ended June 30, 2018
Contract revenue	8	2,340	625

Research and development expenses	6	(46,572)	(60,133)
General and administrative expenses		(6,592)	(3,969)
Operating loss		(50,824)	(63,477)

Financial income		1,306	1,641
Financial expense	3	(73)	—
Exchange differences		(68)	156
Loss before taxes		(49,659)	(61,680)

Income tax expenses		(199)	(148)
Loss for the period		(49,858)	(61,828)

Attributable to:
Owners of the parent		(49,858)	(61,828)

Loss per share
Basic and diluted loss per share (in USD)	13	(13,176)	(16,665)

The notes on pages F-8 to F-14 form an integral part of these interim consolidated financial statements (unaudited)

ADC Therapeutics SA

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in KUSD)

	Six month period ended June 30, 2019	Six month period ended June 30, 2018
Loss for the period	(49,858)	(61,828)

Other comprehensive loss:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plan	(7)	15
Total items that will not be reclassified to profit or loss	(7)	15

Items that may be reclassified subsequently to profit or loss
Currency translation differences	(8)	(37)
Total items that may be reclassified subsequently to profit or loss	(8)	(37)

Other comprehensive loss for the period	(15)	(22)

Total comprehensive loss for the period	(49,873)	(61,850)

Attributable to:
Owners of the parent	(49,873)	(61,850)

The notes on pages F-8 to F-14 form an integral part of these interim consolidated financial statements (unaudited)

ADC Therapeutics SA

INTERIM CONSOLIDATED BALANCE SHEET
(in KUSD)

	Notes	June 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	10	182,156	138,807
Trade accounts receivable		3	192
Other current assets		3,237	3,081
Total current assets		185,396	142,080
Non-current assets
Property, plant and equipment, net		1,420	1,540
Right-of-use assets, net	3	5,340	—
Intangible assets, net	9	8,419	6,674
Other long-term assets		264	264
Total non-current assets		15,443	8,478

Total assets		200,839	150,558

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable		1,166	6,750
Other current liabilities		14,566	13,650
Contract liability (short-term)	8	—	1,765
Lease liabilities (short-term)	3	1,087	—
Current income tax payable		186	189
Total current liabilities		17,005	22,354
Non-current liabilities
Contract liability (long-term)	8	—	575
Lease liabilities (long-term)	3	4,289	—
Defined benefit pension liabilities		1,556	1,386
Total non-current liabilities		5,845	1,961

Total liabilities		22,850	24,315

Equity attributable to owners of the parent
Share capital	11	424	401
Share premium	11	527,083	452,268
Shares to be issued	10/14	26,641	—
Other reserves		5,835	5,702
Cumulative translation adjustments		(51)	(43)
Accumulated losses		(381,943)	(332,085)
Total equity		177,989	126,243

Total liabilities and equity		200,839	150,558

The notes on pages F-8 to F-14 form an integral part of these interim consolidated financial statements (unaudited)

ADC Therapeutics SA

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in KUSD)

	Attributable to owners of the parent
	Share capital	Share premium	Shares to be issued	Other reserves	Cumulative translation adjustments	Accumulated losses	Total
SIX MONTH PERIOD ENDED JUNE 30, 2018
January 1, 2018	397	452,296	—	5,426	36	(208,989)	249,166

Loss for the period	—	—	—	—	—	(61,828)	(61,828)

Translation adjustment	—	—	—	—	(37)	—	(37)
Remeasurements of defined benefit pension	—	—	—	15	—	—	15
Total other comprehensive income / (loss)	—	—	—	15	(37)	—	(22)

Total comprehensive income / (loss) for the period	—	—	—	15	(37)	(61,828)	(61,850)

Issue of share capital	1	—	—	—	—	—	1
Transaction costs	—	(13)	—	—	—	—	(13)
Share-based compensation expenses	—	—	—	284	—	—	284

Total transactions with owners	1	(13)	—	284	—	—	272

June 30, 2018	398	452,283	—	5,725	(1)	(270,817)	187,588

SIX MONTH PERIOD ENDED JUNE 30, 2019
January 1, 2019	401	452,268	—	5,702	(43)	(332,085)	126,243

Loss for the period	—	—	—	—	—	(49,858)	(49,858)

Translation adjustment	—	—	—	—	(8)	—	(8)
Remeasurements of defined benefit pension	—	—	—	(7)	—	—	(7)
Total other comprehensive loss	—	—	—	(7)	(8)	—	(15)

Total comprehensive loss for the period	—	—	—	(7)	(8)	(49,858)	(49,873)

Issue of share capital	23	76,277	26,950	—	—	—	103,250
Transaction costs	—	(1,462)	(309)	—	—	—	(1,771)
Share-based compensation expenses	—	—	—	140	—	—	140

Total transactions with owners	23	74,815	26,641	140	—	—	101,619

June 30, 2019	424	527,083	26,641	5,835	(51)	(381,943)	177,989

The notes on pages F-8 to F-14 form an integral part of these interim consolidated financial statements (unaudited)

ADC Therapeutics SA

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(in KUSD)

	Notes	Six month period ended June 30, 2019	Six month period ended June 30, 2018
Cash flows from operating activities
Loss for the period		(49,858)	(61,828)
Adjustments for non-monetary items:
Share-based compensation expenses		140	285
Depreciation of property, plant and equipment		269	224
Depreciation of right-of-use assets	3	513	—
Amortization and impairment of intangible assets		13	239
Change in defined benefit pension liabilities		158	124
Change in fair value measurement		454	697
Financial income		(1,306)	(1,641)
Exchange differences		(2)	3
Income taxes		199	148
Operating loss before working capital changes		(49,420)	(61,749)
Decrease in trade accounts receivable		182	1,038
Increase in other current assets		(277)	(1,762)
Decrease in contract liability (short and long term)	8	(2,340)	(626)
Decrease in trade accounts payable		(5,579)	(1,631)
(Decrease) / increase in other liabilities (short and long term)		906	2,743
Cash used in operating activities		(56,528)	(61,987)

Interest received		970	574
Interest expense on lease obligations	3	73	—
Tax paid		(203)	(81)
Net cash used in operating activities		(55,688)	(61,494)

Cash used in investing activities
Payment for purchases of property, plant and equipment		(150)	(494)
Payment for purchases of intangible assets	9	(1,757)	(34)
Payment for rent deposits		—	(3)
Net cash used in investing activities		(1,907)	(531)

Cash (used in) / from financing activities
Proceeds from capital contributions, net of transaction costs	11	74,838	(13)
Proceeds from shares to be issued, net of transaction costs	10/14	26,641	—
Principal payments of lease obligations	3	(548)	—
Net cash (used in) / from financing activities		100,931	(13)

Net increase / (decrease) in cash and cash equivalents		43,336	(62,038)
Exchange gains / (losses) on cash and cash equivalents		13	(10)
Cash and cash equivalents at beginning of period		138,807	262,752
Cash and cash equivalents at end of period	10	182,156	200,704

The notes on pages F-8 to F-14 form an integral part of these interim consolidated financial statements (unaudited)

ADC Therapeutics SA

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Corporate information

ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Company controls two wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, and ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014. The Company and its two subsidiaries form the ADCT Group (the “Group”).

The Group is focused on the development of antibody drug conjugates, including research, development, human clinical trials, regulatory approval and commercialization. Antibody Drug Conjugates (“ADCs”) are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill any cancer cell to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on August 13, 2019.

Going concern basis

ADC Therapeutics SA is an early stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group’s success may also depend on its ability to:

-	establish and maintain a strong patent position and protection;
-	enter into collaborations with partners in the pharmaceutical industry;
-	acquire and retain key personnel; and
-	acquire additional funding to support its operations.

Since its incorporation, the Group has primarily funded its growth through capital increases and additional funds provided by research collaborations. The Group never had recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

As at June 30, 2019, the Group’s cash and cash equivalents amounted to KUSD 182,156 (December 31, 2018: KUSD 138,807).

The Board of Directors believes that the Group has sufficient financial resources to cover its operating costs for at least the next twelve months from the date of issuance and, as a result, is presenting the unaudited interim consolidated financial statements of the Group on a going concern basis.

2.	Basis of preparation

These unaudited interim consolidated financial statements for the six month period ended June 30, 2019 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The interim consolidated financial information should be read in conjunction with the consolidated financial statements as at December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

ADC Therapeutics SA

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

Foreign currency translation

The following exchange rates have been used for the translation of the financial statements of ADCT UK, the functional currency of which is the British pound:

USD / GBP		Six month period ended June 30, 2019	Six month period ended June 30, 2018
Closing rate, GBP 1	USD	1.26898	1.31515
Weighted average exchange rate, GBP 1	USD	1.29507	1.39128
3.	Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2018, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

New and amended standards adopted by the group

IFRS 16 “Leases” has been adopted by the Group from January 1, 2019. Under IAS17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize an asset, being the right to use the leased item, and a financial liability, reflecting future lease payments, for virtually all lease contracts, though there is an optional exemption for certain short-term leases and leases of low-value assets.

The Group has applied the modified retrospective approach, which requires the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulated losses and not to restate prior years. Since the Group recognized the right-of-use assets at an amount equal to the lease liabilities, there was no impact on accumulated losses. The new accounting policy for leases is set out directly below.

The Group has elected to apply the following practical expedients in adopting IFRS 16: (i) not to recognize right-of-use assets and lease liabilities for leases of low value (i.e. approximate fair value of KUSD 5 when new), (ii) to apply hindsight in determining the lease term for contracts which contain certain options to extend or terminate the lease, (iii) to account for each lease component and any non-lease components as a single lease component and (iv) to rely on its assessment of whether leases were onerous by applying IAS37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of application. The Group’s weighted average incremental borrowing rate calculated as of January 1, 2019 was 2.66%.

The following table reconciles the Group’s operating lease obligations at December 31, 2018, as previously disclosed in the Group’s consolidated financial statements in Note 2 “Significant accounting policies”, with the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

(in KUSD)
Operating lease commitments at December 31, 2018	4,378
Discounted at the incremental borrowing rate as at January 1, 2019	3,976
Short-term leases recognized on a straight-line basis as expenses	(15)
Low-value leases recognized on a straight-line basis as expenses	—
Extension options reasonably certain to be exercised	1,462
Lease obligations recognized at January 1, 2019	5,423

Of which are:
Lease liabilities (short-term)	924
Lease liabilities (long-term)	4,499

ADC Therapeutics SA

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

The recognized right-of-use assets relate to the following types of assets:

(in KUSD)	June 30, 2019	January 1, 2019
Properties (offices)	5,325	5,399
Vehicles	15	24
Total right-of-use assets	5,340	5,423

In accordance with the adoption of IFRS 16 Leases as of January 1, 2019, the Group recorded at initial recognition a non-cash KUSD 5,423 right-of-use asset and corresponding lease liability. Comparative information has not been restated. The Group’s income statement for the six month period ended June 30, 2019 was impacted by an increase for depreciation of right-of-use of leased assets KUSD 513. The impact for interest expense was KUSD 73. During the same periods, the Group’s cash flow statement was impacted by a shift from the cash generated from operations of KUSD 547 to the net cash used in financing activities. Overall, IFRS 16 was cash flow neutral for the Group.

There are other new standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, and hence are not listed here.

Accounting Policy for Leases

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

-	the amount of the initial measurement of lease liability;
-	any lease payments made at or before the commencement date less any lease incentives received;
-	any initial direct costs, and
-	restoration costs.

For deferred tax purposes, the Group considered the net effect of temporary differences arising from the right-of-use assets and the lease liabilities.

4.	Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2018.

ADC Therapeutics SA

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

5.	Financial risk management
5.1	Financial risk factors

The Group’s activities are exposed to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at December 31, 2018.

There have been no changes in financial risk management since year-end.

5.2	Fair value estimation

At June 30, 2019, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:

-	Cash and cash equivalents
-	Trade accounts receivable
-	Trade accounts payable

In the six months ended June 30, 2019, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and financial liabilities.

6.	Seasonality of operations

The Group’s business operations are not seasonal or cyclical. However, research and development (“R&D”) expenses decreased from KUSD 60,133 (six month period ended June 30, 2018) to KUSD 46,572 (six month period ended June 30, 2019). This decrease of KUSD 13,561 was primarily due to a decrease in CMC costs as the clinical trials advance.

7.	Segment information

Management considers that the Group has only a single segment: R&D. This is consistent with the way that information is reported internally within the Group for the purpose of allocating resources and assessing performance.

8.	Contract Revenue and Contract Liability

Contract revenue represents the amortization of upfront payments received under license and collaboration contracts in order to finance the research and development that is the subject of those contracts and associated milestone payments.

The movement in contract liability is shown below:

(in KUSD)	2019	2018
January 1	2,340	3,480
Recognized as contract revenue	(2,340)	(626)
June 30	—	2,854

of which:
Contract liability (short-term)	—	2,854
Contract liability (long-term)	—	—
Contract liability (total)	—	2,854

ADC Therapeutics SA

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

As a result of the discontinued development of a product candidate, the entire non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability) received under the related license and collaboration agreement has been recognized in the first half of 2019 as contract revenue.

9.	Intangible Assets

Licenses are amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received for the product candidates to which they relate. To date, the Group has not received any regulatory and marketing approval for any of its product candidates. Consequently, the Group did not recognize any amortization expense of licenses.

During the six month period ended June 30, 2019, the Company capitalized the following license payments:

-	An amount of KUSD 1,000 relating to a license agreement with a third party to acquire an antibody to be used in research, development, manufacturing and commercialization was capitalized as intangible assets.
-	An amount of KUSD 500 relating to a license agreement with a third party to use their technology to generate antibody-drug conjugates for up to five antibodies was capitalized as intangible assets.
-	An amount of KUSD 231 relating to a license agreement with a third party to use their technology for the production of antibodies was capitalized as intangible assets.
10.	Shares to be issued

Pursuant to an investment agreement, consideration of KUSD 26,950 (nominal value and share premium) was received by the Company on June 28, 2019 in anticipation of an issuance of 77 Class E Shares, and was held in a restricted account at that date. As at June 30, 2019, cash and cash equivalents includes this amount which is not freely remissible because the issuance of shares was entered in the Commercial Register only on July 5, 2019. As at June 30, 2019, this amount, net of estimated transaction costs of KUSD 309, has been recognized in these interim consolidated financial statements as shares to be issued (see note 14 “Events after the reporting date”).

11.	Share Capital

Pursuant to an investment agreement, on June 7, 2019, the Company increased its share capital by CHF 21,600 (USD 21,761) through the issuance of 216 Class E Shares at a par value of CHF 100 for a total consideration (nominal value and share premium) of KUSD 75,600.

Pursuant to an investment agreement, on June 14, 2019, the Company increased its share capital by CHF 200 (USD 202) through the issuance of 2 Class E Shares at a par value of CHF 100 for a total consideration (nominal value and share premium) of KUSD 700.

The total consideration of the June 7 and 14, 2019 capital increases was reduced by an amount of KUSD 1,445 relating to transaction costs.

Pursuant to the Company’s Share Purchase Plan 2016, the Company increased its share capital as follows:

(i)	on February 6, 2019, by CHF 600 (USD 603) through the issuance of 6 Class A Shares
(ii)	on December 14, 2018, by CHF 3’300 (USD 3’338) through the issuance of 33 Class A shares
(iii)	on June 29, 2018, by CHF 300 (USD 301) through the issuance of 3 Class A Shares.
12.	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

ADC Therapeutics SA

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

A.T. Holdings II Sàrl (“AT Holdings II”) is a shareholder in the Company. AT Holdings II is in turn ultimately wholly owned by Auven Therapeutics Holdings, L.P. (“ATH”), a limited partnership registered in the British Virgin Islands. ATH’s General Partner is Auven Therapeutics General L.P., which itself is a limited partnership whose General Partner is Auven Therapeutics GP Ltd. The manager of ATH is Auven Therapeutics Management L.L.L.P. (“ATM”).

Services provided by the Company

-	The Company provides registered office and simple administrative services to four subsidiaries of ATH. The amounts invoiced for the six month period ended June 30, 2019, recognized as general and administrative (“G&A”) expenses, amounted to KUSD 2 (six month period ended June 30, 2018: KUSD 4).

Services provided to the Company

-	Auven affiliated companies incurred expenses on behalf of the Company, relating to a telecommunication contract with a third- party vendor, and recharged these at cost. The costs incurred for the six month period ended June 30, 2019, recognized as G&A expenses, amounted to KUSD 0 (six month period ended June 30, 2018: KUSD 22).

Key management compensation:

The compensation to key management is shown below:

(in KUSD)	Six month period ended June 30, 2019	Six month period ended June 30, 2018
Salaries and other short-term employee benefits	2,477	1,826
Pension costs	183	136
Share-based compensation expenses	107	208
Other compensation	—	121
	2,767	2,291

Related party balances at the end of the period:

Trade accounts receivable at June 30, 2019 include amounts receivable from Auven companies amounting to KUSD 3 (June 30, 2018: KUSD 6).

Trade accounts payable at June 30, 2019 include amounts payable to Auven companies amounting to KUSD 0 (June 30, 2018: KUSD 0,5).

All amounts due to Auven companies have no defined payment terms and are non-interest bearing.

13.	Loss per share
Six month period ended June 30, 2019	Class A Common Shares	Class B Preferred Shares	Class C Preferred Shares	Class D Preferred Shares	Class E Preferred Shares
Net loss attributable to shareholders in KUSD	(9,539)	(15,034)	(8,512)	(8,261)	(8,512)
Weighted average number of shares in issue	724	1,141	646	627	646
Basic and diluted loss per share in USD	(13,176)	(13,176)	(13,176)	(13,176)	(13,176)

ADC Therapeutics SA

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

Six month period ended June 30, 2018	Class A Common Shares	Class B Preferred Shares	Class C Preferred Shares	Class D Preferred Shares	Class E Preferred Shares
Net loss attributable to shareholders in KUSD	(11,316)	(19,015)	(10,766)	(10,449)	(10,282)
Weighted average number of shares in issue	679	1,141	646	627	617
Basic and diluted loss per share in USD	(16,665)	(16,665)	(16,665)	(16,665)	(16,665)
14.	Events after the reporting date

As explained in note 10 “Shares to be issued”, the Company received on June 28, 2019 consideration of KUSD 26,950 for an issuance of 77 Class E Shares, pursuant to an investment agreement. The issuance of shares was formally confirmed through their registration with the Commercial Register on July 5, 2019.

The Company has evaluated its subsequent events through August 13, 2019, the date the unaudited interim condensed consolidated financial statements were authorized for issuance, and has concluded that there are no other subsequent events requiring disclosure in these financial statements.

ADC Therapeutics SA, Epalinges

GROUP INFORMATION

For the year ended December 31, 2018

DIRECTORS:

Peter B. Corr, Chairman of the Board

Stephen Evans-Freke

Michael Forer

Chris J. Martin

Thomas Pfisterer

Thomas Rinderknecht

Tyrell Rivers

Jacques Theurillat

Barrie Ward

SECRETARY:

Dominique Graz

REGISTERED OFFICE:

Route de la Corniche 3B

1066 Epalinges

Switzerland

AUDITORS:

PricewaterhouseCoopers SA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ADC Therapeutics SA

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ADC Therapeutics SA and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated income statements, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Previously Issued Financial Statements

As discussed in Notes 1 and 25 to the consolidated financial statements, the Company has restated its 2018 and 2017 financial statements to correct errors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers SA

Lausanne, Switzerland
June 27, 2019

We have served as the Company’s auditor since 2015.

ADC Therapeutics SA, Epalinges

CONSOLIDATED INCOME STATEMENT
(in KUSD)

		Restated	Restated
	Notes	Year ended December 31, 2018	Year ended December 31, 2017
Contract revenue	5	1,140	1,803

Research and development expenses	6/8	(118,313)	(85,530)
General and administrative expenses	8	(8,768)	(7,943)
Operating loss		(125,941)	(91,670)

Financial income		2,856	1,031
Exchange differences		213	825
Loss before taxes		(122,872)	(89,814)

Income tax expenses	9	(224)	(48)
Loss for the year		(123,096)	(89,862)

Attributable to:
Owners of the parent		(123,096)	(89,862)

Loss per share
Basic and diluted loss per share (in USD)	23	(33,019)	(28,664)

The notes on pages F-22 to F-62 form an integral part of these consolidated financial statements

ADC Therapeutics SA, Epalinges

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in KUSD)

		Restated	Restated
	Notes	Year ended December 31, 2018	Year ended December 31, 2017
Loss for the year		(123,096)	(89,862)

Other comprehensive loss:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plan	17	(193)	(148)
Total items that will not be reclassified to profit or loss		(193)	(148)

Items that may be reclassified subsequently to profit or loss
Currency translation differences		(79)	62
Total items that may be reclassified subsequently to profit or loss		(79)	62

Other comprehensive loss for the year		(272)	(86)

Total comprehensive loss for the year		(123,368)	(89,948)

Attributable to:
Owners of the parent		(123,368)	(89,948)

The notes on pages F-22 to F-62 form an integral part of these consolidated financial statements

ADC Therapeutics SA, Epalinges

CONSOLIDATED BALANCE SHEET
(in KUSD)

		Restated	Restated	Restated
	Notes	December 31, 2018	December 31, 2017	January 1, 2017
ASSETS
Current assets
Cash and cash equivalents	14	138,807	262,752	143,669
Trade accounts receivable	10/14/22	192	1,087	5,908
Other current assets	11	3,081	1,335	1,676
Total current assets		142,080	265,174	151,253
Non-current assets
Property, plant and equipment, net	12	1,540	1,142	777
Intangible assets, net	13	6,674	5,401	2,914
Other long-term assets		264	232	133
Total non-current assets		8,478	6,775	3,824

Total assets		150,558	271,949	155,077

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	14a/22	6,750	7,619	2,145
Other current liabilities	16	13,650	10,452	5,415
Contract liability (short-term)	5	1,765	2,320	1,843
Current income tax payable		189	156	265
Total current liabilities		22,354	20,547	9,668
Non-current liabilities
Contract liability (long-term)	5	575	1,160	3,440
Defined benefit pension liabilities	17	1,386	1,076	783
Other long-term liabilities		—	—	292
Total non-current liabilities		1,961	2,236	4,515

Total liabilities		24,315	22,783	14,183

Equity attributable to owners of the parent
Share capital	19	401	397	334
Share premium	19	452,268	452,296	255,120
Other reserves	17/18	5,702	5,426	4,593
Cumulative translation adjustments		(43)	36	(26)
Accumulated losses		(332,085)	(208,989)	(119,127)
Total equity		126,243	249,166	140,894

Total liabilities and equity		150,558	271,949	155,077

The notes on pages F-22 to F-62 form an integral part of these consolidated financial statements

ADC Therapeutics SA, Epalinges

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in KUSD)

		Attributable to owners of the parent
	Notes	Share capital	Share premium	Other reserves	Cumulative translation adjustment	Accumulated losses	Total
January 1, 2017 restated		334	255,120	4,593	(26)	(119,127)	140,894

Loss for the year		—	—	—	—	(89,862)	(89,862)

Translation adjustment		—	—	—	62	—	62
Remeasurements of defined benefit pension	17	—	—	(148)	—	—	(148)
Total other comprehensive income / (loss)		—	—	(148)	62	—	(86)

Total comprehensive income / (loss) for the year		—	—	(148)	62	(89,862)	(89,948)
Issue of share capital / capital contributions	19	63	200,025	—	—	—	200,088
Transaction costs	19	—	(2,849)	—	—	—	(2,849)
Share-based compensation expense	18	—	—	980	—	—	980

Total transactions with owners		63	197,176	980	—	—	198,219

December 31, 2017 restated		397	452,296	5,426	36	(208,989)	249,166

Loss for the year		—	—	—	—	(123,096)	(123,096)

Translation adjustment		—	—	—	(79)	—	(79)
Remeasurements of defined benefit pension	17	—	—	(193)	—	—	(193)
Total other comprehensive loss		—	—	(193)	(79)	—	(272)

Total comprehensive loss for the year		—	—	(193)	(79)	(123,096)	(123,368)

Issue of share capital	19	4	—	—	—	—	4
Transaction costs	19	—	(28)	—	—	—	(28)
Share-based compensation expense	18	—	—	469	—	—	469

Total transactions with owners		4	(28)	469	—	—	445

December 31, 2018 restated		401	452,268	5,702	(43)	(332,085)	126,243

The notes on pages F-22 to F-62 form an integral part of these consolidated financial statements

ADC Therapeutics SA, Epalinges

CONSOLIDATED STATEMENT OF CASH FLOWS
(in KUSD)

		Restated	Restated
	Notes	Year ended December 31, 2018	Year ended December 31, 2017
Cash used in operating activities
Loss for the year		(123,096)	(89,862)
Adjustments for non-monetary items:
Share-based compensation expense	18	469	980
Depreciation of property, plant and equipment	12	488	328
Amortization and impairment of intangible assets	13	252	13
Change in defined benefit pension liabilities	17	119	140
Change in fair value measurement		1,009	240
Accrued withholding tax		711	—
Financial income		(2,856)	(1,031)
Exchange differences		(29)	61
Income taxes	9	224	48
Operating loss before working capital changes		(122,709)	(89,083)
Decrease in trade accounts receivable		895	4,822
(Increase) / decrease in other current assets		(1,678)	379
(Decrease) in contract liability (short and long term)		(1,140)	(1,803)
(Decrease) / increase in trade accounts payable		(858)	5,468
Increase in other liabilities		3,262	4,646
Cash used in operating activities		(122,228)	(75,571)

Interest received		1,051	771
Tax paid		(185)	(145)
Net cash used in operating activities		(121,362)	(74,945)

Cash used in investing activities
Payment for purchases of property, plant and equipment	12	(944)	(656)
Payment for purchases of intangible assets	13	(1,526)	(2,500)
Payment for rent deposits		(36)	(92)
Net cash used in investing activities		(2,506)	(3,248)

Cash used in financing activities
Proceeds from capital contributions, net of transaction costs	19	(24)	197,239
Net cash (used in) / from financing activities		(24)	197,239

Net (decrease) / increase in cash and cash equivalents		(123,892)	119,046
Exchange (losses) / gains on cash and cash equivalents		(53)	37
Cash and cash equivalents at beginning of year		262,752	143,669
Cash and cash equivalents at end of year		138,807	262,752

The notes on pages F-22 to F-62 form an integral part of these consolidated financial statements

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information

ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Company controls two wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, and ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014. The Company and its two subsidiaries form the ADCT Group (the “Group”).

The Group is focused on the development of antibody drug conjugates, including research, development, human clinical trials, regulatory approval and commercialization. Antibody drug conjugates (“ADCs”) are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill cancer cells to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.

The Group’s core technology platform is based on the development and commercial exploitation of chemistry acquired under license from Spirogen Ltd in 2011. The license agreement, as subsequently amended in 2013, gives the Company the right to develop up to eleven specific ADCs as well as ten non-ADCs using Spirogen’s intellectual property and technology in warhead and linker chemistry.

These 2018 Group consolidated financial statements restate and replace the statements which were initially presented to the Board of Directors on March 21, 2019 and which have subsequently been withdrawn. They were re-presented by management and re-approved by the Board of Directors on June 27, 2019. Further explanations on the restatement are set out in note 25 “Restatements”.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

(i) Compliance with International Financial Reporting Standards

The ADCT Group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As of December 31, 2018, the financial statements are presented in thousand dollars (KUSD).

(ii) Historical Cost Convention

The consolidated financial statements have been prepared under the historical cost convention, except for the assets included in the calculation of the net defined benefit pension plan liability, which are measured at fair value.

(iii) Going concern basis

ADC Therapeutics SA is an early stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group’s success may also depend on its ability to:

-	establish and maintain a strong patent position and protection;
-	enter into collaborations with partners in the pharmaceutical industry;
-	acquire and retain key personnel; and
-	acquire additional funding to support its operations.

Since its incorporation, the Company has primarily funded its growth through capital increases and additional funds provided by research collaborations. The Company never had recourse to bank loans. As a result, the Company is not exposed to liquidity risk through requests for early repayment of loans.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Significant R&D expenses have been incurred from the start of the Company’s activities, generating negative cash flows from operating activities since formation. Cash flows related to operating activities amounted to a negative KUSD 121,362 and negative KUSD 74,945 for the financial years ended December 31, 2018 and 2017, respectively. As at December 31, 2018, the Company’s cash and cash equivalents amounted to KUSD 138,807 (December 31, 2017: KUSD 262,752).

The Board of Directors believes that the Company has sufficient financial resources to cover its planned cash outflows for the next twelve months from the date of issuance of these financial statements. To continue the development of current product candidates beyond that period, the Company will be required to raise additional capital within the next twelve months. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms. As the Company has concluded that there is no substantial doubt about its ability to continue as a going concern within one year of the re-issuance of these financial statements without additional capital becoming available, the Company has prepared these financial statements under the going concern assumption.

(iv) Accounting policy for revenue and impact of adoption of IFRS 15 “Revenue from Contracts with Customers”

The Group has adopted IFRS 15 “Revenue from Contracts with Customers” from January 1, 2018. This standard applies to all contracts with customers except those that are financial instruments, leases or insurance contracts.

The approach to revenue recognition that is mandated in this standard is explained in the relevant accounting policy set out in note 2.11 “Revenue recognition”.

This standard requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Accordingly, further disclosures have been added to the note about revenue recognized in the period (see note 5 “Contract Revenue”).

The Company has reviewed its revenue contract to evaluate the effect of the new standard. The Company previously presented contract liability related to contracts with customers in the deferred revenue account. Contract balance is now presented in deferred contract liability account. No restatement of the amounts recognized in the consolidated financial statements was necessary, there was therefore no impact on the retained earnings.

(v) Accounting policy for financial instruments and impact of adoption of IFRS 9 “Financial Instruments”

The Group has adopted IFRS 9 ‘Financial Instruments’ from January 1, 2018. This standard includes requirements on the classification and measurement of financial assets and liabilities. It defines three classification categories for debt instruments: amortized cost, fair value through other comprehensive income (‘FVOCI’) and fair value through profit or loss (‘FVPL’). Classification for investments in debt instruments is driven by the entity’s business model for managing financial assets and their contractual cash flows. Investments in equity instruments are always measured at fair value. However, management can make an irrevocable election to present changes in fair value in other comprehensive income, provided the instrument is not held for trading. The standard does not introduce any changes for the classification and measurement of financial liabilities, except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss.

IFRS 9 also contains a new impairment model which will result in earlier recognition of losses. The expected credit losses (ECL) model is a ‘three-stage’ model for impairment based on changes in credit quality since initial recognition.

In addition, the new standard contains amendments to general hedge accounting that will enable entities to better reflect their risk management activities in their financial statements.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Group is potentially affected by only one section of this standard: IFRS 9 contains a new impairment model which may result in earlier recognition of credit losses. The expected credit losses (ECL) model is a ‘three-stage’ model for impairment based on changes in credit quality since initial recognition. As at January 1, 2018, none of the amounts due to the Group was overdue, all receivables were due from one existing collaboration partner with no defaults in the past, and based on Management’s forward-looking analysis, there is no material expected credit default risk. The Group has not incurred defaults on any receivables in the past and does not expect any credit losses to arise on receivables of this nature in the future. In these circumstances, an expected credit loss model based on statistical analysis or previous experience would be inappropriate. The Group will continue to evaluate the recoverability of amounts due on the basis of the facts relevant to this individual case.

On this basis, the Group has completed its assessment and has concluded that the adoption of this standard has no impact on its consolidated financial statements.

(vi) New and amended standards adopted by the Group

The Group has applied all new standards, amendments to standards and interpretations that are mandatory for the financial year beginning on January 1, 2018, to the extent that they are relevant to the Group. None of these has had any significant impact on the Group’s financial statements. The new and amended standards adopted by the Group are:

-	IFRS15 “Revenue from Contracts with Customers”, and
-	IFRS 9 “Financial Instruments”.

The significance of these two standards is explained in notes (iv) and (v) above.

(vii) New standards and interpretations not yet adopted

IFRS 16 ‘Leases’ (effective for annual periods beginning on or after January 1, 2019) will become effective for future financial reporting periods and has not yet been adopted by the Group.

Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets, although this exemption can only be applied by lessees. IFRS 16 is likely to have a significant impact on the financial statements of a number of lessees, as it will result in almost all leases being recognized on the balance sheet (as the distinction between operating and finance leases is removed), while for lessors the accounting stays almost the same. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized.

The Group will apply IFRS 16 from January 1, 2019. It will affect primarily the accounting for the Group’s operating leases. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to adoption. Right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

The Group has reviewed all of the Group’s leasing arrangements in light of the new lease accounting rules in IFRS 16.

-	As at the reporting date, the Group has non-cancellable operating lease commitments of KUSD 4,378, see note 20 “Commitments”. Of these commitments, none relate to low value leases and approximately KUSD 12 to short-term leases, which will be recognized on a straight-line basis as expense in the income statement.
-	For the remaining lease commitments the Group expects to recognize right-of-use assets of approximately KUSD 5,423 on January 1, 2019 and lease liabilities of KUSD 5,423 (after adjustments for prepayments and accrued lease payments recognized as at 31 December 2018). No

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

deferred tax assets are expected to arise. Overall net assets will be unchanged, and net current assets will be KUSD 924 lower due to the presentation of a portion of the liability as a current liability.

-	The Group expects that, as a consequence of adopting the new rules, the result before taxes will be negatively impacted by approximately KUSD 57 for 2019. The operating result is expected to be positively impacted by approximately KUSD 73, as the charge against the operating result will include the amortization of the right-of-use assets but not the interest on the lease liability, whereas previously the entire lease payments were charged against the operating result.

There are other new standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, and hence are not listed here.

2.2	Consolidation

The annual closing date of the individual financial statements is December 31. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

2.3	Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars (“USD” or “Dollars”), which is the Group’s functional and the Group’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

All foreign exchange gains and losses are presented in the income statement within “Exchange differences”.

Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii)	income and expenses for each income statement are translated at monthly average exchange rates; and
(iii)	all resulting exchange differences are recognized in other comprehensive income, under “Cumulative translation adjustments”.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following exchange rates have been used for the translation of the financial statements of ADCT UK, the functional currency of which is the British pound:

USD / GBP		Year ended December 31, 2018	Year ended December 31, 2017
Closing rate, GBP 1	USD	1.26902	1.34912
Weighted average exchange rate, GBP 1	USD	1.35009	1.29295
2.4	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with external financial institutions and other short-term highly liquid investments with original maturities to the Company of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Any bank overdrafts are not netted against cash and cash equivalents but are shown as part of current liabilities on the consolidated balance sheet.

2.5	Property, plant and equipment

All property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated using the straight-line method to reduce the cost of each asset to its residual value over its estimated useful life, as follows:

Leasehold improvements	3 to 10 years
Laboratory equipment	5 years
Office equipment	5 years
Hardware	3 years
2.6	Intangible assets

Licenses

Licenses acquired are capitalized as intangible assets at historical cost and amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received. These licenses are tested for impairment at the last quarter of each financial period.

Amortization and impairment of licenses

Amortization of capitalized licenses will be charged to research and development expenses. Impairment of capitalized licenses has been charged to research and development expenses.

2.7	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows, adjusted for the risks specific to each asset, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

and the general risks affecting the pharmaceutical industry. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets (“cash-generating units”). Impairment losses are recognized in the income statement.

Prior impairments of non-financial assets are reviewed for possible reversal of the impairment at each reporting date.

2.8	Employee benefits

Pension obligations

Group companies operate defined benefit and defined contribution pension schemes in accordance with the local conditions and practices in the countries in which they operate. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. However, as it is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan nevertheless create constructive obligations on the employer to pay further contributions to fund an eventual deficit. This results in the plan being accounted for as a defined benefit plan.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity that approximate to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The current service cost of the defined benefit plan, recognized in the income statement in employee benefit expense, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year.

Past service costs, resulting from a plan amendment or curtailment, are recognized immediately in the income statement.

The net interest cost is calculated by applying the discount rate to the net balance of the present value of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expenses in the income statement.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

For defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. The contributions are recognized as employee benefit expenses when they are due and are included in staff costs. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Share-based compensation expense

The fair value of shares or options granted, respectively, under share purchase or share option plans is recognized as an employee share-based compensation expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the shares or options granted:

-	including any market performance conditions (e.g. the entity’s share price);
-	excluding the impact of any service and non-market performance vesting conditions (e.g. employee performance targets or remaining an employee of the entity over a specified time period); and
-	including the impact of any non-vesting conditions (e.g. the requirement for employees to save or hold shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimate of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimate, if any, in profit or loss, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited directly to equity.

2.9	Share capital and share premium

Share capital

The Company has issued five different classes of shares, all of which are classified as equity (see note 19 “Share Capital”).

Share premium

Amounts of contribution in excess of par value are accounted for as share premium. Share premium also arises from additional capital contributions from shareholders. Incremental costs directly attributable to equity transactions such as the issue of new capital shares are shown in equity as a deduction, net of tax, from the proceeds within share premium. Transaction costs that relate to equity and non-equity transactions are allocated to those transactions using a basis of allocation that is rational and consistent with similar transactions.

2.10	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.11	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, rebates and discounts and after eliminating sales within the Group.

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, the Company assesses the goods or services promised

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

within each contract, determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Performance obligation satisfied to the state of completion - deferred contract revenue amortization

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized according to the stage of completion of the transaction at the end of the period using the cost input method. Under this method, revenue is recognized in the accounting periods in which the services are rendered. The recognition of revenue on this basis provides full information on the extent of service activity and performance during a period.

To be able to estimate the outcome of a transaction reliably, the entity must be able to make a reliable estimate of total transaction revenue, the stage of completion and the costs to complete the transaction. The stage of completion is determined as the proportion of the transaction costs incurred for services rendered to date compared to the estimated total transaction costs.

2.12	Research and development expenses

Research expenditure is recognized in expense in the year in which it is incurred. Internal development expenditure is capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets”. Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the income statement. Where, however, recognition criteria are met, internal development expenditure is capitalized and amortized on a straight-line basis over its useful economic life.

2.13	Current, deferred income tax and tax credit

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity; in this case the related tax is recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized.

Deferred income tax assets from tax credit carryforwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.14	Segment reporting

The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one reportable segment. Revenue is attributable to the Company’s country of domicile, Switzerland.

2.15	Loss per share

Basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

The diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares (share option plans, see note 18, “Share-based compensation expense”).

3.	Financial risk management
3.1	Financial risk factors

The Board of Directors regularly reviews the Group cash forecast and related foreign exchange risk. It also performs the risk assessment, defines any necessary measures and ensures the monitoring of the internal control system. The Group does not use derivative financial instruments to hedge these exposures.

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Foreign exchange risk arises from:

-	forecast costs denominated in a currency other than the entity’s functional currency;
-	recognized assets and liabilities denominated in a currency other than the entity’s functional currency; and
-	net investments in foreign operations.

Management believes that foreign exchange risk is minimal, as the Company receives its revenues in USD, pays invoices mainly in USD and holds cash principally in USD.

The Group’s cash and cash equivalents are denominated in the following foreign currencies:

December 31	2018 in KL/C1	2018 in KUSD	2017 in KL/C1	2017 in KUSD
In USD	135,451	135,451	240,614	240,614
In CHF	1,143	1,160	10,439	10,691
In GBP	929	1,179	6,896	9,304
In EUR	889	1,017	1,789	2,143
		138,807		262,752
(1)	Thousands Local Currencies

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Group has certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from these net assets of the Group’s foreign operations is managed primarily through purchasing goods and services denominated in the relevant foreign currencies.

At December 31, 2018, if the USD had weakened / strengthened by 10% against the CHF with all other variables held constant, the pre-tax loss for the year would have been KUSD 20 lower / higher, as a result of foreign exchange gains / losses on translation of CHF-denominated net monetary assets (2017: KUSD 873).

At December 31, 2018, if the USD had weakened / strengthened by 10% against the EUR with all other variables held constant, the pre-tax loss for the year would have been KUSD 158 higher / lower, mainly as a result of foreign exchange gains / losses on translation of EUR-denominated net monetary assets (2017: KUSD 56 lower / higher).

At December 31, 2018, if the USD had weakened / strengthened by 10% against the GBP with all other variables held constant, the pre-tax loss for the year would have been KUSD 100 higher / lower, mainly as a result of foreign exchange gains / losses on translation of GBP-denominated net monetary assets (2017: KUSD 868 lower / higher), and the gain on currency translation differences credited directly to equity and arising on the translation of the net assets of ADCT UK would have been KUSD 125 higher / lower (2017: KUSD 97).

Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Group’s net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities, and on the value of the net defined benefit pension obligation.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities and from its financing activities including deposits with banks and other financial institutions (see note 14b, “Credit quality of financial assets”). The Group’s cash and cash equivalents accounts are maintained with well established, highly rated financial institutions. The Company’s wholly-owned subsidiaries are solvent, are managed on a cost-plus service provider basis, and are supported by the Company as the parent.

Liquidity risk

Liquidity risk is the risk that the Group may not be able to generate sufficient cash resources to settle its obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements. Cash is monitored by the Group management.

Funding and liquidity risks are reviewed regularly by the Board and management. The Board reviews the Group’s ongoing liquidity risks quarterly as part of the financial review process and on an ad hoc basis. The Company funds its capital requirements through capital raises or partnering of its programs.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months approximate their carrying balances as the impact of discounting is not significant.

(in KUSD)	Less than 3 months	Between 3 months and 1 year	More than 1 year
Trade accounts payable	6,597	153	—
At December 31, 2018	6,597	153	—

Trade accounts payable	7,619	—	—
At December 31, 2017	7,619	—	—
3.2	Capital management

The Group considers equity as equivalent to the IFRS equity on the balance sheet (including share capital, share premium and all other equity reserves attributable to the owners of the Company). The Group has no interest-bearing debt.

The primary objective of the Group’s capital management is to maximize shareholder value. The Board regularly reviews its shareholders’ return strategy. For the foreseeable future, the Board will maintain a capital structure that supports the Group’s strategic objectives through managing funding and liquidity risks and optimizing shareholder return.

The Company is an early stage biotechnology company with product candidates still at pre-clinical and clinical stages of development. As such, it does not expect to have significant revenues in the near future. It intends to continue to explore financing opportunities through cooperation and collaboration with pharmaceutical and biotechnology partners – potentially along the value chain from research alliances through co-development to commercialization – and through equity fund raising. It does not plan to issue any debt. As explained in note 2.1 (iii) “Going concern basis”, the Board of Directors believes that the Company has sufficient financial resources to meet all of its obligations for at least the next twelve months, from January to December 2019.

3.3	Fair value estimation

At December 31, 2018, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:

-	Cash and cash equivalents
-	Trade accounts receivable
-	Trade accounts payable

In 2018, there were no significant changes in the business or economic circumstances that affect the fair value of the Group’s financial assets and financial liabilities.

4.	Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The estimates, assumptions and judgements that have significantly affected reported results or that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Revenue recognition

The Company is party to a long-term license and joint collaboration agreement with MedImmune for the joint clinical development of a product candidate, MEDI3726. The license and joint collaboration agreement includes both upfront and milestone payments receivable by the Company in return for the satisfaction of certain performance obligations.

Upfront payments for two programs

The Company received an upfront payment in 2013 under the license and joint collaboration agreement. This related to two separate product candidate programs. In each case, MedImmune received, in addition to the license, a commitment from the Company to perform development work on a product candidate to be chosen by MedImmune from a specified list; in return, MedImmune agreed, inter alia, to make an upfront payment of KUSD 10,000 and to bear part of the development work costs.

First program upfront payment

The product candidate for the first program of work was immediately selected by MedImmune and the Company currently recognizes the upfront payment of KUSD 10,000 over the period of the related development work, based on the ratio of the costs of the work done to the total estimated costs to completion. This method requires that the entity be able to make a reliable estimate of total transaction revenue, the state of completion and the costs to complete the transaction, which involves some judgement. The related revenue recognized in 2018 amounted to KUSD 1,140 (2017: KUSD 1,803). Please see also note 5, “Contract revenue”.

Second program upfront payment

MedImmune deferred selection of a second program and finally decided definitively not to proceed with selection of a second program in 2015, when the upfront payment of KUSD 10,000 was entirely recognized in revenue, as there was no remaining performance obligation.

Milestone payment

Under the first program, the Company was also entitled to receive a milestone payment of KUSD 10,000 upon a successful IND filing. The performance obligation was deemed to be the development work to be performed in order to achieve this filing. This amount was not recognized over the period in which the work was performed, as there could be no confidence in advance a successful outcome would be achieved. Accordingly, the entire milestone payment was recognized in revenue in 2016 upon a successful IND filing.

Licenses

The Company enters into collaboration, license and sublicense agreements with third parties, which grant the Company the right to use their antibodies with the Company’s licensed warhead and linker technology to develop new ADCs for anti-cancer treatments. The license fees (upfront fees, signature fees, milestone payments) paid by the Company under the agreements are capitalized as intangible assets. The Company considers that those licenses have a finite life. However, they are not amortized until the commercialization phase. They are tested annually for impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of an asset’s fair value less costs of disposal and value in use). Impairment losses are recognized in the income statement. Testing for impairment inevitably involves the application of judgement. The license costs capitalized in 2018 amounted to KUSD 1,481 (2017: KUSD 2,494). The Company has performed a review of its licenses for impairment and, in relation to the termination of one of the Company’s programs, an impairment charge of KUSD 227 (corresponding to the entire carrying amount of the capitalized license) was recognized and charged to research and development expenses in the income statement in 2018. No impairment was recognized in 2017. Please refer to note 13, “Intangible assets”.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Share-based compensation expense

Incentive Plan 2014

The details of this plan are explained in note 18, “Share-based compensation expense”. The fair value of the grant, which led to the recognition of expense and equity of KUSD 108 in 2018 (2017: KUSD 251), was based on the application of an adjusted form of the Black-Scholes option pricing model. Significant judgement was required in estimating a number of the variables in that model, as explained in that note.

Share Purchase Plan 2016

The details of this plan are explained in note 18, “Share-based compensation expense”. Significant judgement was required in estimating the fair value of the grant, as explained in that note. The fair value of the grant, which led to the recognition of expense and equity of KUSD 361 in 2018 (2017: KUSD 729), was based on the application of an adjusted form of the Black-Scholes option pricing model. Significant judgement was required in estimating a number of the variables in that model, as explained in that note.

5.	Contract revenue

Contract revenue represents the amortization of upfront payments received under the license and collaboration agreement with MedImmune for the joint clinical development of MEDI3726 in order to finance the research and development that is the subject of those contracts and a milestone payment related to the same agreement. Unamortized amounts are carried forward as a contract liability. No other upfront or milestone payment has been received or will become receivable under the terms of this or any other existing license and collaboration agreement.

The movement in contract liability is as follows:

(in KUSD)	2018	2017
January 1	3,480	5 ,283
Recognized as contract revenue	(1,140)	(1, 803)
December 31	2,340	3 ,480

of which:
Contract liability (short term)	1,765	2 ,320
Contract liability (long term)	575	1 ,160
Contract liability (total)	2,340	3 ,480

The amounts of deferred contract revenue arise entirely from an upfront payment received in 2013 under a license and joint collaboration agreement. The basis on which contract revenue has been recognized under this agreement is explained in note 4, “Critical accounting estimates and judgements” under “Revenue recognition”.

As explained in the accounting policy set out in note 2.11, the recognition of revenue depends on estimates of total transaction revenue, the stage of completion and the costs to complete the transaction. These estimates are reviewed at each period end and any necessary adjustments are made. Historically, such adjustments, which have related not to the transaction revenue but to the costs to complete and to the period over which the costs will be incurred, have not been significant.

6.	Research and development expenses

Throughout the period, the Company was ultimately responsible for paying all development costs and developing and maintaining the intellectual property of the Company. The Group’s business operations are not seasonal or cyclical. However, research and development (“R&D”) expenses increased from KUSD 85,530 in 2017 to KUSD 118,313 in 2018. This increase of KUSD 32,783 is principally due to increased clinical trial costs.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	Employee expenses
(in KUSD)	Notes	Year ended December 31, 2018	Year ended December 31, 2017
Wages, salaries and other costs		19,245	13,030
Social security costs		3,452	1,966
Share-based compensation expense	18	469	980
Defined benefit plan - pension costs	17	535	466
Defined contribution plan - pension costs		481	269
Employee expenses		24,182	16,711
8.	Expenses by nature

This note provides an analysis of expenses by nature.

(in KUSD)	Notes	Year ended December 31, 2018	Year ended December 31, 2017
R&D
External R&D costs		93,185	69,347
Employee expenses	7	19,246	11,951
Administrative and general costs		1,953	1,742
Depreciation of property, plant and equipment	12	330	191
Amortization of intangible assets	13	17	13
Impairment of intangible assets	13	227	—
Facility expenses		832	550
Travel expenses		1,563	981
Laboratory supplies		960	755
Research and development expenses		118,313	85,530

G&A
Employee expenses	7	4,936	4,760
Administrative and general costs		3,131	2,630
General and administrative costs charged by related parties	22	38	41
Depreciation of property, plant and equipment	12	158	137
Amortization of intangible assets	13	8	—
Facility expenses		224	202
Travel expenses		273	173
General and administrative expenses		8,768	7,943
Total expenses by nature		127,081	93,473
9.	Income tax expenses
(in KUSD)	Year ended December 31, 2018	Year ended December 31, 2017
Current income taxes for the year	218	154
Current income taxes related to prior years	6	(106)
Income tax expenses	224	48

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Group’s expected tax expense for each year is based on the applicable tax rate in each individual jurisdiction, which in 2018 ranged between 11% and 27% (2017: between 11% and 34%) in the tax jurisdictions in which the Group operates. The weighted average tax rate applicable to the profits of the consolidated entities was 11.3% (2017: 11.5%). This decrease is due to changes in the mix of the taxable results of the individual group companies. The tax on the Group’s profit/loss before tax differs from the theoretical amount that would arise using the weighted average applicable tax rate as follows:

(in KUSD)	Year ended December 31, 2018	Year ended December 31, 2017
Loss before taxes	(122,872)	(89,814)
Tax calculated at tax domestic rates applicable to profits in the respective countries	(13,321)	(9,577)
Tax effects of:
- Tax losses for which no deferred income tax asset was recognized	13,766	10,085
- Utilization of R&D tax credit (US)	(310)	(299)
- Income not subject to tax / (expenses not deductible for tax purposes)	83	(55)
- Tax relating to prior years	6	(106)
Income tax expenses	224	48
10.	Trade accounts receivable
(in KUSD)	December 31, 2018	December 31, 2017
Trade accounts receivable	192	1,087
Less: Allowance for doubtful accounts	—	—
Trade accounts receivable, net	192	1,087

As at December 31, 2018 and 2017, there were no trade accounts receivable past due and no provision for impairment. The credit status of receivables is considered in note 14b, “Credit quality of financial assets”.

The carrying amounts of the Group’s trade accounts receivables are denominated in USD.

The maximum exposure to credit risk at the reporting date is the carrying value of the receivables mentioned above.

11.	Other current assets
(in KUSD)	December 31, 2018	December 31, 2017
VAT receivable, net	549	444
Withholding tax receivable	968	396
Prepaid expenses	1,384	394
Other	180	101
	3,081	1,335

Other current assets increased from KUSD 1,335 in 2017 to KUSD 3,081 in 2018. This increase of KUSD 1,746 is due to increased prepaid research and development expenses and withholding tax receivable on interest income.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	Property, plant and equipment
(in KUSD)	Leasehold improvements	Laboratory equipment	Office equipment	Hardware	Total
Cost
January 1, 2017	332	274	201	266	1,073
Additions	46	355	137	118	656
Disposals and scrapping	(92)	—	—	—	(92)
Exchange difference	5	42	2	4	53
December 31, 2017	291	671	340	388	1,690
Additions	226	327	277	114	944
Disposals and scrapping	—	—	(7)	—	(7)
Exchange difference	(3)	(59)	(13)	(5)	(80)
December 31, 2018	514	939	597	497	2,547

Accumulated depreciation
January 1, 2017	(86)	(75)	(59)	(76)	(296)
Depreciation charge	(73)	(82)	(76)	(97)	(328)
Disposals and scrapping	92	—	—	—	92
Exchange difference	(3)	(11)	(1)	(1)	(16)
December 31, 2017	(70)	(168)	(136)	(174)	(548)
Depreciation charge	(57)	(159)	(118)	(154)	(488)
Disposals and scrapping	—	—	7	—	7
Exchange difference	1	17	2	2	22
December 31, 2018	(126)	(310)	(245)	(326)	(1,007)

Net book amount
January 1, 2018	221	503	204	214	1,142
December 31, 2018	388	629	352	171	1,540

In 2018, the investments in tangible fixed assets relate principally to the UK laboratory and offices, as well as to the offices in Switzerland. The 2017 “Additions” related mainly to investments in the UK laboratory equipment, as well as investments in the US office improvements and office/IT equipment. The 2017 “Disposals and scrapping” concerned UK leasehold improvements, 100% depreciated, which had been scrapped due to a move and reorganization of offices.

Depreciation has been recorded to the following categories in the income statement:

(in KUSD)	Year ended December 31, 2018	Year ended December 31, 2017
Research and development expenses	330	191
General and administrative expenses	158	137
	488	328

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	Intangible assets
(in KUSD)	Licenses	Software	Total
Cost
January 1, 2017	3,515	36	3,551
Additions	2,494	6	2,500
Exchange difference	—	2	2
December 31, 2017	6,009	44	6,053
Additions	1,481	45	1,526
Exchange difference	—	(2)	(2)
December 31, 2018	7,490	87	7,577
Accumulated amortization
January 1, 2017	(626)	(12)	(638)
Amortization charge	—	(13)	(13)
Exchange difference	—	(1)	(1)
December 31, 2017	(626)	(26)	(652)
Amortization charge	—	(25)	(25)
Impairment loss	(227)	—	(227)
Exchange difference	—	1	1
December 31, 2018	(853)	(50)	(903)

Net book amount
January 1, 2018	5,383	18	5,401
December 31, 2018	6,637	37	6,674

Amortization has been recorded to the following categories in the income statement:

(in KUSD)	Year ended December 31, 2018	Year ended December 31, 2017
Research and development expenses	17	13
General and administrative expenses	8	—
	25	13

Licenses

Licenses are amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received for the product candidates to which they relate. To date, the Company has not received any regulatory and marketing approval for any of its product candidates. Consequently, the Company did not recognize any amortization expense of licenses.

The Company has capitalized certain payments for licenses, in accordance with its accounting policy note 2.6, “Intangible assets”. These licenses were acquired from six distinct third parties. The largest amount paid to any one party was KUSD 2,500 paid to Spirogen Ltd. in 2011 under a license and collaboration agreement, pursuant to which Spirogen Ltd. granted the Company access to its next-generation PBD-based warhead and linker technology. As a result of changes to the ownership of Spirogen Ltd. and of the applicable intellectual property rights, the agreement was subsequently amended and restated (with retroactive effect to September 2011) with MedImmune replacing Spirogen Ltd. as the licensor thereunder.

Under the terms of the agreement, MedImmune has granted the Company an exclusive, worldwide license under certain patent rights and related know-how to make, have made, use, sell, offer for sale and import

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

product candidates in the field of human therapeutics and diagnostics that consist of (i) PBD-based molecules directly conjugated to an antibody (i.e., ADCs with a PBD-based warhead) that specifically bind to up to 11 approved targets (“ADC Targets”), and (ii) PBD-based molecules conjugated to a non-antibody (i.e., targeting-moiety conjugates with a PBD-based warhead) that specifically bind to up to ten approved targets (“XDC Targets”). As of December 31, 2018, there are 11 approved ADC Targets subject to the license, including CD19 (the target of ADCT-402) and CD25 (the target of ADCT-301), and ten approved XDC Targets subject to the license.

Under the terms of the agreement, the Company has the right to grant sublicenses to affiliates and, subject to MedImmune’s approval (not to be unreasonably withheld), third parties. In addition, with respect to each licensed target, the Company has agreed to use commercially reasonable efforts to develop and commercialize at least one product and submit an IND application with the FDA (or its equivalent in another jurisdiction) for one product within 48 months after formal designation of the target as an approved replacement target, which the Company has done with respect to CD19 and CD25 upon submitting the IND applications for ADCT-402 and ADCT-301, respectively.

The Company is required to make no further payments to Spirogen or Medimmune, beyond the upfront licensing fee of $2.5 million paid in 2011, in consideration for the rights granted under the agreement.

In 2018, the Company capitalized the following license payments:

-	An amount of KUSD 231 relating to a license agreement with a third party to use their technology for the production of antibodies, was capitalized as intangible assets.
-	An amount of KUSD 750 relating to a license agreement with a third party to use their technology to generate antibody-drug conjugates for up to five antibodies, was capitalized as intangible assets.
-	An amount of KUSD 250 relating to a license agreement with a third party to use their technology to generate antibody-drug conjugates for up to five antibodies, was capitalized as intangible assets.
-	An amount of KUSD 250 relating to a license agreement with a third party to acquire an antibody to be used in research, development, manufacturing and commercialization, was capitalized as intangible assets.

On April 25, 2018, the Company announced the termination of one of its programs. Consequently, one license was terminated and an impairment charge of KUSD 227 (corresponding to the entire carrying amount of the capitalized license) was recognized and charged to research and development expenses in the income statement.

In 2018, the Company also performed an assessment of its other licenses in the context of its annual impairment test. Given the success of its development activities, the Company concluded that no additional impairment was required under the provisions of IAS 36.

In 2017, the Company capitalized the following license payments:

-	The Company entered into an asset purchase agreement with a third party to acquire an antibody to be used in research, development, manufacturing and commercialization, and an amount of KUSD 1,000 was capitalized as intangible assets.
-	The Company entered into a license agreement with a third party to use an antibody in research, development, manufacturing and commercialization, and an amount of KUSD 500 was capitalized as intangible assets.
-	An amount of KUSD 550 relating to a license agreement with a third party to use their technology to generate antibody-drug conjugates for up to five antibodies, was capitalized as intangible assets.
-	An amount of KUSD 444 relating to a license agreement with a third party to use their technology for the production of antibodies was capitalized as intangible assets.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14a.	Financial instruments by class and by category

The accounting policies for financial instruments have been applied as indicated below:

(in KUSD)	Notes	December 31, 2018	December 31, 2017
Financial assets - financial assets at amortized cost
Cash and cash equivalents		138,807	262,752
Trade accounts receivable	10	192	1,087
Total financial assets		138,999	263,839

Financial liabilities - financial liabilities at amortized cost
Trade accounts payable		6,750	7,619
Total financial liabilities		6,750	7,619

Net financial position		132,249	256,220
14b.	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired is assessed below by reference to S&P’s credit ratings (where available) or to historical information about counterparty default rates:

(in KUSD)	December 31, 2018	December 31, 2017
Cash and cash equivalents
A+ UBS	71,493	120,323
A Credit Suisse	66,066	141,614
A- JP Morgan Chase	1,248	815
	138,807	262,752
Trade accounts receivable (without external credit rating)
Group 2	192	1,087
	192	1,087

Group 1: new customers / counterparties (less than 12 months)

Group 2: existing customers / counterparties (more than 12 months) with no material default risk

Group 3: existing customers / counterparties (more than 12 months) with some default risk. All defaults were fully recovered.

15.	Deferred income taxes and tax credit

Unrecognized temporary differences, unused tax losses and unused tax credits

(in KUSD)	Year ended December 31, 2018	Year ended December 31, 2017
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:
Taxes losses	329,254	205,861
Unused tax credit	6,009	2,622
Deductible temporary differences related to the retirement benefit plan	1,386	1,076
Offset of recognized temporary differences related to intangible assets	(2,364)	(2,364)
Total	334,285	207,195

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Tax loss carryforwards

Potential deferred income tax assets from tax loss carryforwards exceed deferred tax liabilities. Deferred income tax assets from tax loss carryforwards are initially recognized to the extent of suitable deferred income tax liabilities, then to the extent that the realization of the related tax benefit through future taxable profits is probable. On this basis, the Company has decided not to recognize any deferred income tax assets at December 31, 2018 or 2017. The amounts of deferred income tax assets that arise from sources other than tax loss carryforwards and the amounts of deferred income tax liabilities are insignificant in comparison to the unrecognized tax loss carryforwards.

Tax losses not recognized and to be carried forward (in KUSD):

Years of expiry	December 31, 2018	December 31, 2017
2018	—	1,727
2019	6,209	6,168
2020	14,966	14,867
2021	20,200	20,068
2022	31,615	31,407
Beyond 2023	256,264	131,624
	329,254	205,861

All of these carryforwards relate to the Company. In 2018, unused tax losses of KUSD 1,727 have expired (2017: nil).

Tax credit

ADCT UK has made a claim for an R&D investment tax credit for 2016 which has not yet been paid. The tax credit will be recognized upon confirmation from the UK tax authority that the claim is eligible for payment.

Deferred income tax assets from USA R&D tax credit carryforwards are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. On this basis, the Group has not recognized deferred tax assets related to the following tax credits carried forward:

R&D tax credits carried forward (in KUSD):

Years of expiry	December 31, 2018	December 31, 2017
2036	783	783
2037	1,839	1,839
2038	3,387	—
	6,009	2,622

An amount of KUSD 310 was utilized in 2018 (KUSD 299 in 2017), as per note 9 “Income tax expenses”.

These R&D tax credits, which may be carried forward for up to 20 years, relate entirely to ADCT America.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	Other current liabilities
(in KUSD)	December 31, 2018	December 31, 2017

Payroll and social charges	4,939	4,391
Research and development costs	8,124	5,240
Legal, audit and consulting fees	414	626
Tax consulting fees	158	149
Various taxes	15	46
	13,650	10,452

Other current liabilities increased from KUSD 10,452 in 2017 to KUSD 13,650 in 2018. This increase of KUSD 3,198 is due to increased research and development expenses.

17.	Pension obligations

The Swiss pension plan is classified as a defined benefit plan under IFRS. Certain employees of the UK subsidiary are covered by local defined contribution plans. Pension costs for these plans are charged to the income statement when incurred.

Swiss pension plan

The Company contracted with the Swiss Life Collective BVG Foundation based in Zurich for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life SA within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results.

Although, as is the case with many Swiss pension plans, the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan.

In 2018, the guaranteed interest to be credited to employees’ savings was 1% for mandatory retirement savings (2017: 1%) and 0.25% for supplementary retirement savings (2017: 0.25%). While the rate for converting mandatory savings to an annuity remains fixed by statute at 6.8%, the rate for converting supplementary savings to an annuity at age 65 for male and 64 for female employees was reduced for the period 2016 - 2020 from 5.8350% to 5.0980% for male and from 5.7186% to 5.0995% for female employees.

The Swiss defined benefit plan scheme is valued by independent actuaries every year using the projected unit credit method. The latest actuarial valuation was carried out as at December 31, 2018.

The net amount recognized on the balance sheet comprises:

(in KUSD)	December 31, 2018	December 31, 2017
Present value of defined benefit obligation for funded plan	4,372	3,070
Fair value of plan assets	(2,986)	(1,994)
Deficit of funded plan: liability on the balance sheet	1,386	1,076

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The movement in the net defined benefit obligation over the year is as follows:

(in KUSD)	Present value of obligation	Fair value of plan assets	Total
January 1, 2017	1,957	(1,174)	783
Defined benefit plan - pension costs:
Current service cost	461	—	461
Interest cost / (income)	12	(7)	5
Defined benefit plan - pension costs	473	(7)	466

Employee contributions	163	(163)	—
Employer contributions	—	(326)	(326)
Transfers from joiners’ previous plans	260	(260)	—
	423	(749)	(326)

Exchange differences	18	(12)	6
Remeasurements:
Change in financial assumptions	(108)	—	(108)
Other actuarial losses	229	—	229
Plan asset gains	—	(6)	(6)
Exchange differences	78	(46)	32
Remeasurements	199	(52)	147
December 31, 2017	3,070	(1,994)	1,076

Defined benefit plan - pension costs:
Current service cost	527	—	527
Interest cost / (income)	23	(15)	8
Defined benefit plan - pension costs	550	(15)	535

Employee contributions	208	(208)	—
Employer contributions	—	(416)	(416)
Transfers from joiners’ previous plans	382	(382)	—
	590	(1,006)	(416)

Exchange differences	(12)	10	(2)

Remeasurements:
Change in financial assumptions	(99)	—	(99)
Other actuarial losses	295	—	295
Plan asset losses	—	5	5
Exchange differences	(22)	14	(8)
Remeasurements	174	19	193
December 31, 2018	4,372	(2,986)	1,386

The present value of the defined benefit obligation related to 19 active employees based in Switzerland (2017: 13 active employees).

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The principal actuarial assumptions used for accounting purposes are as follows for all periods presented:

	2018	2017
Discount rate	0.85%	0.75%
Interest credited on savings accounts	1.00%	1.00%
Future salary increases	1.50%	1.50%
Future pension increases	0.00%	0.00%

Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience in each territory.

Mortality assumptions for Switzerland are based on the LPP 2015 mortality generational table. The average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 64 (female) on the balance sheet date is as follows:

	2018	2017
Male	22.50	22.38
Female	25.53	25.42

The sensitivity of the defined benefit obligations and of the service cost to changes in the weighted principal assumption is:

	Change in assumption	Increase in assumption	Decrease in assumption
Sensitivity of the defined benefit obligations in 2018:
Discount rate	0.25%	Decrease by 5.4%	Increase by 5.9%
Future salary increases	0.50%	Increase by 1.0%	Decrease by 1.0%
Interest credited on savings accounts	0.50%	Increase by 3.2%	Decrease by 3.1%
Future pension increases	0.50%	Increase by 6.2%	Decrease by 5.6%
	Change in assumption	Increase in assumption	Decrease in assumption
Sensitivity of the defined benefit obligations in 2017:
Discount rate	0.25%	Decrease by 5.5%	Increase by 6.0%
Future salary increases	0.50%	Increase by 1.1%	Decrease by 1.0%
Interest credited on savings accounts	0.50%	Increase by 3.2%	Decrease by 3.1%
Future pension increases	0.50%	Increase by 6.3%	Decrease by 5.7%

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligations to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the statement of financial position.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Expected employer contributions to the defined benefit plan for the year ending December 31, 2019 amount to KUSD 485.

The weighted average duration of the defined benefit obligation is 22.7 years (2017: 23.1 years).

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Asset-liability strategy

The Swiss Life Collective BVG Foundation, to which the pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation.

Investments by asset class

Investments by asset class in KUSD are as follows:

	December 31, 2018	December 31, 2017
Cash	65	54
Bonds	1,919	1,300
Shares	147	94
Real estates and mortgages	720	450
Alternative investments	135	96
	2,986	1,994

Defined benefit plan reserves

The movement in the defined benefit plan reserves (included in “Other reserves”) is as follows:

(in KUSD)	2018	2017
January 1	(850)	(703)
Remeasurements of defined benefit pension plan	(193)	(147)
December 31	(1,043)	(850)
18.	Share-based compensation expense

Share Purchase Plan 2013

The Board of Directors approved the “Share Purchase Plan 2013” in October 2012. The purpose of the plan was to allow participants the opportunity to buy shares from the Company.

Participants acquired 100 Class A shares in accordance with share purchase agreements executed on September 19, 2013, and there is no contractual obligation on the part of the Company to buy back the shares issued. In consideration of the shares granted, employees at grant date paid the nominal value of the shares and issued promissory notes to the Company for the balance, representing the amount of share premium. These promissory notes bear interest and give the Company the right of recourse. In accordance with IFRS, the Company has accounted for these share purchases as if they were non-recourse and therefore, in substance, share options. To effect this, the Company has deemed the strike price to be equal to the purchase price plus accumulated interest up to the expected date of exercise and the life of the options to be equivalent to the period remaining until a likely Liquidity Event (see Incentive Plan 2014 below) and has offset the amount of outstanding promissory notes against share premium. The Company had the right for a period of time to repurchase the shares but, as it had not in the past demonstrated any practice of doing so and as those rights were cancelled as of December 31, 2015, the plan has been accounted for since inception as equity settled under IFRS 2.

The amount of promissory notes offset against share premium at December 31, 2018 in respect of this plan is KUSD 2,150 (2017: KUSD 2,150). This amount excludes accumulated interest, as this expense has been recognized within the strike price in calculating the compensation expense.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Incentive Plan 2014

Under the Incentive Plan dated May 1, 2014, the Company, at its discretion, may grant awards to plan participants (certain employees and service providers working for the benefit of the Company at the time) entitling them to receive, at the election of the Company and upon the occurrence of a Liquidity Event, a defined number of Class A shares at a defined strike price or an equivalent cash amount. A Liquidity Event is the first to occur of four possible events: the sale of the Company to a third party buyer, a merger of the Company with another entity, the sale of substantially all the Company’s assets to a third party buyer or an initial public offering of the Company’s shares. The strike price was set by the Company at the fair market value of the underlying Class A shares on the date of grant, as determined by the Company. The awards for Senior employees vest 25% annually from date of grant, over a four-year period. In the event that a Liquidity Event takes place before the end of a plan participant’s vesting period, all of the awards granted to that plan participant vest as of the date of the Liquidity Event. In addition, for junior employees, the Company has granted share option awards effective January 1, 2017 and 2018 wherein there is 100% vesting but only on the occurrence of a Liquidity Event. Fair value of the awards is measured at each reporting date using an adjusted form of the Black-Scholes option pricing model, taking into account the terms and conditions upon which the awards were granted.

The Company will have to settle the awards under the Incentive Plan 2014 only upon the occurrence of a Liquidity Event. The Company has made a significant investment in preparing itself for an IPO, including legal, accounting and organizational matters. In the event of an IPO, the plan will be settled in shares rather than in cash. Therefore, the plan has been accounted for as equity settled under IFRS 2.

The Company has used an independent valuation firm to calculate the fair value of the award grants per participant. For awards vested 25% per annum from the date of grant over a four-year period, the Company annually takes a charge for the vested portion of award grants and for partially-earned but non-vested portions of award grants. This results in a front-loaded charge to the income statement. For non-vested awards, the Company annually takes a pro rata charge to the income statement based on the expected IPO date. In all cases, the charge to the income statement results in a corresponding credit being booked to “Other reserves” within equity.

The contractual term of each award granted is ten years. The cumulative amount credited to “Other reserves” at December 31, 2018 in respect of the Incentive Plan 2014 is KUSD 1,871 (2017: KUSD 1,763). The expense recognized for services received during the year is KUSD 108 (2017: KUSD 251).

Movements in the number of awards outstanding and their related weighted average strike prices are as follows:

	2018		2017
	Average strike price in USD per share	Number of awards	Average strike price in USD per share	Number of awards
At the beginning of the year	147 ,493	150.57	120 ,449	72.84
Granted	324 ,292	8.02	172 ,835	77.73
Forfeited	—	—	—	—
At the end of the year	156 ,434	158.59	147 ,493	150.57

Out of the total outstanding awards of 158.59 class A shares as at December 31, 2018 (2017: 150.57 awards), no awards are exercisable as there has been no Liquidity Event. No awards have expired.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Awards outstanding at the end of the year have the following expiry date and strike prices:

Grant date	Expiry date	Strike price in USD	Awards December 31, 2018	Awards December 31, 2017
Feb - Sep 2014	2024	116 ,279	48.19	48.19
Mar - Jul 2015	2025	116 ,279	11.59	11.59
Oct - Nov 2015	2025	139 ,535	0.95	0.95
Jan - Jul 2016	2026	139 ,535	12.11	12.11
Jan - Oct 2017	2027	167 ,442	75.06	75.06
Nov - Dec 2017	2027	324 ,292	2.67	2.67
Jan - Dec 2018	2028	324 ,292	8.02	0.00
Total			158.59	150.57

Weighted average remaining contractual life of awards outstanding at end of period			7.17 years	8.07 years

The average assessed fair value at grant date of awards granted during the year ended December 31, 2018 was USD 3,829 per award (2017: USD 1,346). The fair value at grant date is independently determined using an adjusted form of the Black-Scholes option pricing model that takes into account the strike price, the term of the award, the impact of dilution (where material), the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the risk free interest rate for the term of the award and the correlations and volatilities of the shares of peer group companies.

The model inputs for awards granted during the following years included:

		Year ended December 31, 2018	Year ended December 31, 2017
a) weighted average share price	in USD	9,933 to 24,062	1,044 to 13,400
b) strike price	in USD	324,292	167,442 / 324,292
c) expected volatility	in %	146.40 to 201.90	130.40 to 235.20
d) award life	in # of years	1.02 to 1.75	0.91 to 2.16
e) expected dividends	in %	0.00	0.00
f) risk-free interest rate	in %	1.84 to 2.57	0.82 to 1.66

The expected volatility was based on historical volatility and selected volatility determined by median values observed among comparable public companies.

Share Purchase Plan 2016

On March 17, 2016, the Board of Directors of the Company approved the Share Purchase Plan 2016 subject to certain conditions. The purpose of the plan was to allow participants, primarily Swiss residents, the opportunity to buy shares from the Company in accordance with plan rules, which specified the purchase price. Subsequently, all conditions were met, including shareholder approval at the Annual General Meeting held on May 19, 2016, and the receipt of a tax ruling from the Swiss tax authorities on November 18, 2016, and the plan was implemented.

Until December 31, 2018, participants had acquired 221 Class A shares (2017: 185) in accordance with share purchase agreements. There is no contractual obligation on the part of the Company to buy back the shares issued. In consideration of the shares purchased, employees at grant date paid the nominal value of the shares and issued promissory notes to the Company for the balance, representing the amount of share premium. These promissory notes bear interest and the Company has the right of recourse. In accordance with IFRS, the Company has accounted for these share purchases as if they were non-recourse and therefore, in substance, share options. To effect this, the Company has deemed the strike price to be equal to the purchase price plus accumulated interest up to the expected date of exercise and the life of the options to be equivalent to the period remaining until a likely Liquidity Event (see Incentive Plan 2014 above) and

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

has offset the amount of outstanding promissory notes against share premium. In line with common practice in share-based incentive plans, the Company has the right to repurchase the shares over a four-year call period, but it has not in the past demonstrated any practice of doing so. The plan is therefore considered as equity settled under IFRS 2.

The Company has used an independent valuation firm to calculate the fair value of the award grants per participant.

The terms also include leaver provisions, under which the Company has a call right over 100, 75, 50 or 25% (as applicable) of the shares, depending on the date of termination. As the Company’s call rights expire 25% per annum from the date of grant over a four-year period, the Company annually takes a charge for the entire portion of the award grants that expire in the year and for a portion of the partially-earned award grants for which the call rights have not yet expired, on a pro rata basis. This results in a front-loaded charge to the income statement. In all cases, the charge to the income statement results in a corresponding credit being booked to “Other reserves” within equity.

The contractual term of each award granted is ten years. The cumulative amount credited to “Other reserves” at December 31, 2018 in respect of the Share Purchase Plan 2016 is KUSD 3,483 (2017: KUSD 3,122). The expense recognized for services received during the year is KUSD 361 (2017: KUSD 729).

Movements in the number of awards outstanding and their related weighted average strike prices are as follows:

	2018		2017
	Average strike price in USD per share	Number of awards	Average strike price in USD per share	Number of awards
At the beginning of the year	33,478	185.00	33,478	185.00
Granted	31,996	36.00	—	—
Forfeited	—	—	—	—
At the end of the year	33,237	221.00	33,478	185.00

Out of the total outstanding awards of 221 class A shares as at December 31, 2018 (2017: 185 awards), no awards are exercisable as there has been no Liquidity Event. No awards have expired.

Awards outstanding at the end of the year have the following expiry date and strike prices:

Grant date	Expiry date	Strike price in USD	Awards December 31, 2018	Awards December 31, 2017
May 2014	2024	34,750	5.10	5.10
Sep 2014	2024	34,410	8.20	8.20
May 2015	2025	33,724	83.79	83.79
Sep 2015	2025	33,380	12.84	12.84
May 2016	2026	33,200	8.09	8.09
May 2016	2026	33,193	12.84	12.84
Oct 2016	2026	32,818	9.00	9.00
Dec 2016	2026	32,997	45.14	45.14
Jun 2018	2028	32,433	3.00	—
Dec 2018	2028	31,956	33.00	—
Total			221.00	185.00

Weighted average remaining contractual life of awards outstanding at end of period			7.37 years	7.88 years

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The average assessed fair value at grant date of awards granted during the year ended December 31, 2018 was USD 3,394 per award (2017: NIL). The fair value at grant date is independently determined using an adjusted form of the Black-Scholes option pricing model that takes into account the strike price, the term of the award, the impact of dilution (where material), the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the risk free interest rate for the term of the award and the correlations and volatilities of the shares of peer group companies.

The model inputs for awards granted during the following years included:

		Year ended December 31, 2018	Year ended December 31, 2017
a) weighted average share price	in USD	6,384 to 16,224	NIL
b) strike price	in USD	31,956 to 32,433	NIL
c) expected volatility	in %	170.00 to 233.10	NIL
d) award life	in # of years	0.83 to 1.33	NIL
e) expected dividends	in %	0.00	NIL
f) risk-free interest rate	in %	2.32 to 2.60	NIL

The expected volatility was based on historical volatility and selected volatility determined by median values observed among comparable public companies.

The amount of promissory notes offset against share premium at December 31, 2018 in respect of this plan is KUSD 6,891 (2017: KUSD 5,768). This amount excludes accumulated interest, as this expense has been recognized within the strike price in calculating the compensation expense.

Share-based Compensation Reserves

The movement in the Share-based Compensation Reserves (included in “Other reserves”) is as follows:

(in KUSD)	2018	2017
January 1	6,276	5,296
Share Plan 2013	—	—
Share Plan 2014	108	251
Share Plan 2016	361	729
December 31	6,745	6,276
19.	Share capital
	Number of shares issued Class A	Number of shares issued Class B	Number of shares issued Class C	Number of shares issued Class D	Number of shares issued Class E
January 1, 2017	759	1,141	646	627	—
Issuance of share capital / capital contributions	—	—	—	—	617
December 31, 2017	759	1,141	646	627	617
Issuance of share capital / capital contributions	36	—	—	—	—
December 31, 2018	795	1,141	646	627	617
	Share capital (in KUSD)	Share premium (in KUSD)	Total (in KUSD)
January 1, 2017	334	255,120	255,454
Issuance of share capital / capital contributions	63	197,176	197,239
December 31, 2017	397	452,296	452,693
Issuance of share capital / capital contributions	4	(28)	(24)
December 31, 2018	401	452,268	452,669

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

All issuances of share capital or capital contributions are shown net of transaction costs. Par value of all classes of shares is CHF 100 per share and each registered share carries one voting right.

At December 31, 2018, the share capital of the Company amounts to CHF 382,600, consisting of 3,826 issued and fully paid-in registered shares with a nominal value of CHF 100 each.

Pursuant to an investment agreement, on November 16, 2017, the Company, by way of its most recent private placement, increased its share capital by CHF 61,700 (USD 63,299) through the issuance of 617 Class E Shares at a par value of CHF 100 for a total consideration (nominal value and share premium) of USD 200,088,235 (2018: nil). This total was reduced by an amount of USD 2,848,657 relating to transaction costs (2018: nil).

Pursuant to the Company’s Share Purchase Plan 2016, in 2018 the Company increased its share capital as follows:

(i)	on June 29, 2018, by CHF 300 (USD 301) through the issuance of 3 Class A shares; and,
(ii)	on December 14, 2018, by CHF 3,300 (USD 3,338) through the issuance of 33 Class A shares

Pursuant to the Articles of Incorporation, in the event of certain defined liquidation events, the liquidation proceeds will be distributed to the holders of shares in the following order of priority:

1.	First, to the Class E shareholders, an amount equal to the total price paid for the Class E shares, plus an 8% per annum return;
2.	Second, to the Class D shareholders, an amount equal to the total price paid for the Class D shares, plus an 8% per annum return;
3.	Third, to the Class C shareholders, an amount equal to the total price paid for the Class C shares;
4.	Fourth, pari passu, to the Class B shareholders, an amount equal to the total price paid for the Class B shares, plus an 8% per annum return, and, to the Class C shareholders, an 8% per annum return on the total price paid for the Class C shares; and
5.	Thereafter, to all shareholders, the remaining proceeds in proportion to the nominal value of their shares.

All references above to total price paid for shares include any share premium paid.

Pursuant to the Company’s shareholder agreement, the above liquidation preferences may not apply to a change of control or initial public offering event.

Authorized Capital

As of October 24, 2017, the Board of Directors was authorized, subject to compliance with Shareholder Agreement, to increase the share capital at any time until October 10, 2019, by a maximum amount of CHF 158,600, by issuing a maximum of 668 Class A Shares and 918 Class E Shares, fully paid up, with a par value of CHF 100 each. An increase of the share capital in partial amounts is permissible. As at December 31, 2018, the remaining maximum amount is CHF 155,000, which may be raised by issuing a maximum of 632 Class A Shares and 918 Class E Shares.

Dividend

At the next ordinary Annual General Meeting, the Board of Directors will not propose any dividend in respect of fiscal year 2018 (2017: nil).

20.	Commitments

The Company has contractual obligations as follows:

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

a) Collaborations and co-operations with development partners

The Company has entered into various collaborations with development partners, including in-licensing and manufacturing agreements. These agreements provide for the Company to make milestone payments that are conditional on success, and that are spread over various stages of development and commercialization, including achieving preclinical proof of concept, filing an investigational new drug (“IND”) application, commencing or completing multiple clinical development stages, obtaining regulatory approval in multiple countries, and achieving various levels of commercial sales. As of December 31, 2018, the aggregate amount of such potential milestone payments, under all such collaboration agreements, was KUSD 331,130 (2017: KUSD 299,640). These milestone payments relate entirely to product candidates in the preclinical or early phase 1 (phase 1a) stages of development.

The Company has two product candidates in phase 1b or phase 2 clinical trials: ADCT-301 and ADCT-402. Product candidate ADCT-301 is the subject of a collaboration and license agreement with Genmab A/S, under which there are no upfront or future milestone payments payable and no revenue receivable. Product candidate ADCT-402 is not linked to any collaboration agreement.

b) Future minimum lease payments under non-cancellable operating leases

(in KUSD)	December 31, 2018	December 31, 2017
Not later than 1 year	1,084	1,006
Later than 1 year and not later than 5 years	3,163	2,146
More than 5 years	131	—
	4,378	3,152

These operating leases consist primarily of office and vehicle leases. Lease payments incurred during 2018 are recorded in the income statement in an amount of KUSD 869 (2017: KUSD 732).

21.	Contingent liabilities

The Group has no contingent liabilities in respect of legal claims arising in the ordinary course of business. There are no material legal proceedings to which the Company is a party. In the opinion of the Board of Directors, the disposition of such legal proceedings should not have a material impact on the Company’s results of operations, financial position and cash flows.

22.	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

A.T. Holdings II Sàrl (“AT Holdings II”) is a shareholder in the Company. AT Holdings II is in turn ultimately entirely owned by Auven Therapeutics Holdings, L.P. (“ATH”), a limited partnership registered in the British Virgin Islands. ATH’s General Partner is Auven Therapeutics General L.P., which itself is a limited partnership whose General Partner is Auven Therapeutics GP Ltd. The manager of ATH is Auven Therapeutics Management L.L.L.P. (“ATM”).

The related party transactions listed below were based on the arm’s length principle.

Services provided by the Company

-	The Company provides registered office and simple administrative services to eight subsidiaries of ATH. The amounts invoiced in 2018, recognized as general and administrative (“G&A”) expenses, amounted to KUSD 7 (2017: KUSD 8).

Services provided to the Company

-	Auven affiliated companies incurred expenses on behalf of the Company, relating to a telecommunication contract with a third-party vendor, and recharged these at cost. The costs incurred in 2018, recognized as G&A expenses, amounted to KUSD 38 (2017: KUSD 41).

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Related party balances at year-end

Trade accounts receivable at December 31, 2018, include amounts receivable from Auven companies amounting to KUSD 2 (2017: KUSD 2).

Trade accounts payable at December 31, 2018, include amounts payable to Auven companies amounting to KUSD 10 (2017: KUSD 10).

All amounts due to affiliates have no defined payment terms and are non-interest bearing.

Key management compensation

Key management compensation was:

(in KUSD)	Year ended December 31, 2018	Year ended December 31, 2017
Salaries and other short-term employee benefits	4,512	3,953
Pension costs	299	261
Share-based compensation expenses	341	696
Other compensation	183	81
	5,335	4,991
23.	Loss per share

The Company’s shares comprise 5 classes of common and preferred shares. The net loss is allocated to each class pro rata to its weighted average number of shares in issue during the period. The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period as follows:

Year Ended December 31, 2018 restated	Class A Common Shares	Class B Preferred Shares	Class C Preferred Shares	Class D Preferred Shares	Class E Preferred Shares
Net loss attributable to shareholders (in KUSD)	(23,014)	(37,675)	(21,330)	(20,703)	(20,373)
Weighted average number of shares in issue	697	1,141	646	627	617
Basic and diluted loss per share (in USD)	(33,019)	(33,019)	(33,019)	(33,019)	(33,019)
Year Ended December 31, 2018	Class A Common Shares	Class B Preferred Shares	Class C Preferred Shares	Class D Preferred Shares	Class E Preferred Shares
Net loss attributable to shareholders (in KUSD)	(22,873)	(37,443)	(21,199)	(20,576)	(20,248)
Weighted average number of shares in issue	697	1,141	646	627	617
Basic and diluted loss per share (in USD)	(32,816)	(32,816)	(32,816)	(32,816)	(32,816)
Year Ended December 31, 2017 restated	Class A Common Shares	Class B Preferred Shares	Class C Preferred Shares	Class D Preferred Shares	Class E Preferred Shares
Net loss attributable to shareholders (in KUSD)	(18,431)	(32,706)	(18,517)	(17,972)	(2,236)
Weighted average number of shares in issue	643	1,141	646	627	78
Basic and diluted loss per share (in USD)	(28,664)	(28,664)	(28,664)	(28,664)	(28,664)
Year Ended December 31, 2017	Class A Common Shares	Class B Preferred Shares	Class C Preferred Shares	Class D Preferred Shares	Class E Preferred Shares
Net loss attributable to shareholders (in KUSD)	(18,350)	(32,561)	(18,435)	(17,893)	(2,226)
Weighted average number of shares in issue	643	1,141	646	627	78
Basic and diluted loss per share (in USD)	(28,538)	(28,538)	(28,538)	(28,538)	(28,538)

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the years ended December 31, 2018 and 2017, the potential impact, on the calculation of earnings per share, of the existing potential class A common shares related to the Incentive Plan 2014 (see note 18, “Share-based compensation expenses”) is not presented, as the impact would be to dilute a loss, which causes them to be deemed “not dilutive” for the purposes of the required disclosure.

24.	Events after the reporting date

Share capital increase

On June 4, 2019, the Company’s share capital was increased by issuing 216.0 Class E preferred shares at a price of USD 350,000 per share. Subsequently, on June 7, 2019, the share capital was further increased by issuing 2.0 Class E preferred shares at a price of USD 350,000 per share.

As the date hereof, the Company is in receipt of definitive commitments for the sale of seventy-seven (77) class E shares raising gross proceeds of KUSD 26,950.

Discontinuation of license and joint collaboration agreement

During May 2019, the counterparty to the license and joint collaboration agreement referred to in notes 4 and 5 notified the Company that it intended to discontinue the development of the product candidate associated with that agreement. As a result, the company will recognize contract revenue comprising the entire non-refundable upfront payment of KUSD 2,340 (consisting of deferred revenue and presented as a contract liability in our consolidated balance sheet) during the period ending June 30, 2019.

The Company has yet to decide if it will continue the development of this product candidate alone, but expects to record in its June 30, 2019 financial statements an impairment of intangible assets that were recorded in the December 31, 2018 financial statements in the amount of KUSD 216.

25.	Restatements

The consolidated financial statements for the years 2017 and 2018 have been restated as a result of the correction of material errors explained below.

1. General and administrative expenses, other reserves and accumulated losses – share purchase plans

In calculating the compensation expense related to two share purchase plans, the Company recognized the intrinsic value of the awards but did not account for the time value of these awards. This has now been corrected by way of restatement. The effect of the correction for 2017 is to increase the opening accumulated losses and other reserves by KUSD 2,979 and to increase general and administrative expenses for the year by KUSD 729, leading to increases in closing accumulated losses and in other reserves of KUSD 3,708. The effect of the correction for 2018 is to increase the opening accumulated losses and other reserves by KUSD 3,708 and to increase general and administrative expenses for the year by KUSD 361, leading to increases in closing accumulated losses and in other reserves of KUSD 4,069.

2. General and administrative expenses and accumulated losses – Recoverable expense

Recoverable expense incurred in 2016 and 2017 was not recognized as an asset in the appropriate periods. This error was discovered in 2018 and corrected in the income statement 2018. The purpose of the restatement is to allocate this correction to the appropriate periods. The effect of the correction for 2017 is to reduce the opening accumulated losses by KUSD 64, to reduce general and administrative expenses for the year by KUSD 332 and to increase other current assets and reduce closing accumulated losses by KUSD 396. The effect of the correction for 2018 is to reduce the opening accumulated losses by KUSD 396 and to increase general and administrative expenses for the year by KUSD 396.

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED BALANCE SHEETS
(in KUSD)

	January 1, 2017	Restatements	Restated January 1, 2017	Notes
ASSETS
Current assets
Cash and cash equivalents	143,669	—	143,669	14
Trade accounts receivable	5,908	—	5,908	10/14/22
Other current assets	1,612	64	1,676	11
Total current assets	151,189	64	151,253

Non-current assets
Property, plant and equipment, net	777	—	777	12
Intangible assets, net	2,914	—	2,914	13
Other long-term assets	133	—	133
Total non-current assets	3,824	—	3,824
Total assets	155,013	64	155,077

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	2,145	—	2,145	14a/22
Other current liabilities	5,415	—	5,415	16
Contract liability (short-term)	1,843	—	1,843	5
Current income tax payable	265	—	265
Total current liabilities	9,668	—	9,668
Non-current liabilities
Contract liability (long-term)	3,440	—	3,440	5
Defined benefit pension liabilities	783	—	783	17
Other long-term liabilities	292	—	292
Total non-current liabilities	4,515	—	4,515
Total liabilities	14,183	—	14,183

Equity attributable to owners of the parent
Share capital	334	—	334	19
Share premium	255,120	—	255,120	19
Other reserves	1,614	2,979	4,593	17/18
Cumulative translation adjustments	(26)	—	(26)
Accumulated losses	(116,212)	(2,915)	(119,127)
Total equity	140,830	64	140,894
Total liabilities and equity	155,013	64	155,077

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED INCOME STATEMENTS
(in KUSD)

	Year ended December 31, 2017	Restatements	Restated Year ended December 31, 2017	Notes
Contract revenue	1,803	—	1,803	5

Research and development expenses	(85,530)	—	(85,530)	6,8
General and administrative expenses	(7,546)	(397)	(7,943)	8
Operating loss	(91,273)	(397)	(91,670)

Financial income	1,031	—	1,031
Exchange differences	825	—	825
Loss before taxes	(89,417)	(397)	(89,814)

Income tax expenses	(48)	—	(48)	9

Loss for the year	(89,465)	(397)	(89,862)

Attributable to:
Owners of the parent	(89,465)	(397)	(89,862)

Loss per share
Basic and diluted loss per share (in USD)	(28,538)	(126)	(28,664)	23

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in KUSD)

	Year ended December 31, 2017	Restatements	Restated Year ended December 31, 2017	Notes
Loss for the year	(89,465)	(397)	(89,862)

Other comprehensive loss:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plan	(148)	—	(148)	17
Total items that will not be reclassified to profit or loss	(148)	0	(148)

Items that may be reclassified subsequently to profit or loss
Currency translation differences	62	—	62
Total items that may be reclassified subsequently to profit or loss	62	—	62

Other comprehensive loss for the year	(86)	—	(86)

Total comprehensive loss for the year	(89,551)	(397)	(89,948)

Attributable to:
Owners of the parent	(89,551)	(397)	(89,948)

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED BALANCE SHEETS
(in KUSD)

	December 31, 2017	Restatements	Restated December 31, 2017	Notes
ASSETS
Current assets
Cash and cash equivalents	262,752	—	262,752	14
Trade accounts receivable	1,087	—	1,087	10/14/22
Other current assets	939	396	1,335	11
Total current assets	264,778	396	265,174

Non-current assets
Property, plant and equipment, net	1,142	—	1,142	12
Intangible assets, net	5,401	—	5,401	13
Other long-term assets	232	—	232
Total non-current assets	6,775	—	6,775
Total assets	271,553	396	271,949

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	7,619	—	7,619	14a/22
Other current liabilities	10,452	—	10,452	16
Contract liability (short-term)	2,320	—	2,320	5
Current income tax payable	156	—	156
Total current liabilities	20,547	—	20,547
Non-current liabilities
Contract liability (long-term)	1,160	—	1,160	5
Defined benefit pension liabilities	1,076	—	1,076	17
Total non-current liabilities	2,236	—	2,236
Total liabilities	22,783	—	22,783

Equity attributable to owners of the parent
Share capital	397	—	397	19
Share premium	452,296	—	452,296	19
Other reserves	1,718	3,708	5,426	17/18
Cumulative translation adjustments	36	—	36
Accumulated losses	(205,677)	(3,312)	(208,989)
Total equity	248,770	396	249,166
Total liabilities and equity	271,553	396	271,949

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS
(in KUSD)

	Year ended December 31, 2017	Restatements	Restated Year ended December 31, 2017	Notes
Cash used in operating activities
Loss for the year	(89,465)	(397)	(89,862)
Adjustments for non-monetary items:
Share-based compensation expense	251	729	980	18
Depreciation of property, plant and equipment	328		328	12
Amortization and impairment of intangible assets	13		13	13
Change in defined benefit pension liabilities	140		140	17
Change in fair value measurement	240		240
Financial income	(1,031)		(1,031)
Exchange differences	61		61
Income taxes	48		48	9
Operating loss before working	(89,415)	332	(89,083)
Decrease in trade accounts receivable	4,822		4,822
(Increase) / decrease in other current assets	711	(332)	379
(Decrease) in contract liability (short and long term)	(1,803)		(1,803)
(Decrease) / increase in trade accounts payable	5,468		5,468
Increase in other liabilities	4,646		4,646
Cash used in operating activities	(75,571)	—	(75,571)

Interest received	771		771
Tax paid	(145)		(145)
Net cash used in operating	(74,945)	—	(74,945)

Cash used in investing activities
Payment for purchases of property, plant and equipment	(656)		(656)	12
Payment for purchases of intangible assets	(2,500)		(2,500)	13
Payment for rent deposits	(92)		(92)
Net cash used in investing	(3,248)	—	(3,248)

Cash used in financing activities
Proceeds from capital contributions, net of transaction costs	197,239		197,239	19
Net cash (used in) / from financing	197,239	—	197,239

Net (decrease) / increase in cash	119,046	—	119,046
Exchange (losses) / gains on cash and cash equivalents	37		37
Cash and cash equivalents at beginning of year	143,669		143,669
Cash and cash equivalents at end of year	262,752	—	262,752

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED INCOME STATEMENTS
(in KUSD)

	Year ended December 31, 2018	Restatements	Restated Year ended December 31, 2018	Notes
Contract revenue	1,140	—	1,140	5

Research and development expenses	(118,313)	—	(118,313)	6,8
General and administrative expenses	(8,011)	(757)	(8,768)	8
Operating loss	(125,184)	(757)	(125,941)

Financial income	2,856	—	2,856
Exchange differences	213	—	213
Loss before taxes	(122,115)	(757)	(122,872)

Income tax expenses	(224)	—	(224)	9

Loss for the year	(122,339)	(757)	(123,096)

Attributable to:
Owners of the parent	(122,339)	(757)	(123,096)

Loss per share
Basic and diluted loss per share (in USD)	(32,816)	(203)	(33,019)	23

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in KUSD)

	Year ended December 31, 2018	Restatements	Restated Year ended December 31, 2018	Notes
Loss for the year	(122,339)	(757)	(123,096)

Other comprehensive loss:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plan	(193)	—	(193)	17
Total items that will not be reclassified to profit or loss	(193)	—	(193)

Items that may be reclassified subsequently to profit or loss
Currency translation differences	(79)	—	(79)
Total items that may be reclassified subsequently to profit or loss	(79)	—	(79)

Other comprehensive loss for the year	(272)	—	(272)

Total comprehensive loss for the year	(122,611)	(757)	(123,368)

Attributable to:
Owners of the parent	(122,611)	(757)	(123,368)

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED BALANCE SHEETS
(in KUSD)

	December 31, 2018	Restatements	Restated December 31, 2018	Notes
ASSETS
Current assets
Cash and cash equivalents	138,807	—	138,807	14
Trade accounts receivable	192	—	192	10/14/22
Other current assets	3,081	—	3,081	11
Total current assets	142,080	—	142,080

Non-current assets
Property, plant and equipment, net	1,540	—	1,540	12
Intangible assets, net	6,674	—	6,674	13
Other long-term assets	264	—	264
Total non-current assets	8,478	—	8,478
Total assets	150,558	—	150,558

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	6,750	—	6,750	14a/22
Other current liabilities	13,650	—	13,650	16
Contract liability (short-term)	1,765	—	1,765	5
Current income tax payable	189	—	189
Total current liabilities	22,354	—	22,354
Non-current liabilities
Contract liability (long-term)	575	—	575	5
Defined benefit pension liabilities	1,386	—	1,386	17
Total non-current liabilities	1,961	—	1,961
Total liabilities	24,315	—	24,315

Equity attributable to owners of the parent
Share capital	401	—	401	19
Share premium	452,268	—	452,268	19
Other reserves	1,633	4,069	5,702	17/18
Cumulative translation adjustments	(43)	—	(43)
Accumulated losses	(328,016)	(4,069)	(332,085)
Total equity	126,243	—	126,243
Total liabilities and equity	150,558	—	150,558

ADC Therapeutics SA, Epalinges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS
(in KUSD)

	Year ended December 31, 2018	Restatements	Restated Year ended December 31, 2018	Notes
Cash used in operating activities
Loss for the year	(122,339)	(757)	(123,096)
Adjustments for non-monetary items:
Share-based compensation expense	108	361	469	18
Depreciation of property, plant and equipment	488		488	12
Amortization and impairment of intangible assets	252		252	13
Change in defined benefit pension liabilities	119		119	17
Change in fair value measurement	1,009		1,009
Accrued withholding tax	711		711
Financial income	(2,856)		(2,856)
Exchange differences	(29)		(29)
Income taxes	224		224	9
Operating loss before working	(122,313)	(396)	(122,709)
Decrease in trade accounts receivable	895		895
(Increase) / decrease in other current assets	(2,074)	396	(1,678)
(Decrease) in contract liability (short and long term)	(1,140)		(1,140)
(Decrease) / increase in trade accounts payable	(858)		(858)
Increase in other liabilities	3,262		3,262
Cash used in operating activities	(122,228)	—	(122,228)

Interest received	1,051		1,051
Tax paid	(185)		(185)
Net cash used in operating	(121,362)	—	(121,362)

Cash used in investing activities
Payment for purchases of property, plant and equipment	(944)		(944)	12
Payment for purchases of intangible assets	(1,526)		(1,526)	13
Payment for rent deposits	(36)		(36)
Net cash used in investing	(2,506)	—	(2,506)

Cash used in financing activities
Proceeds from capital contributions, net of transaction costs	(24)		(24)	19
Net cash (used in) / from financing	(24)	—	(24)

Net (decrease) / increase in cash	(123,892)		(123,892)
Exchange (losses) / gains on cash and cash equivalents	(53)		(53)
Cash and cash equivalents at beginning of year	262,752		262,752
Cash and cash equivalents at end of year	138,807	—	138,807

             Shares

Common Shares

Prospectus

MORGAN STANLEY

BofA MERRILL LYNCH

COWEN

      , 2019

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or negligence, although legal scholars advocate that at least gross negligence be required), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, our amended and restated articles of association will provide for indemnification of the existing and former members of our board of directors and our executive committee as well as their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and our amended and restated articles of association will require us to advance the expenses of defending any action, suit or proceeding to existing and former members of our board of directors and our executive committee to the extent not included in insurance coverage or advanced by third parties.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the company.

We have entered into indemnification agreements with each of the members of our board of directors and executive officers, the form of which has been filed as an exhibit to this Registration Statement.

In the underwriting agreement that we enter into in connection with the sale of the common shares being registered hereby, a form of which has been filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the U.S. Securities and Exchange Commission (the “SEC”), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act:

Name or Class of Purchasers	Date of Issuance	Title of Securities	Number of Securities	Consideration (in USD thousands)
Various private equity investment funds, institutional investors and other persons	June 7, 2019 June 14, 2019 July 5, 2019	Class E preferred shares	295.0	103,250

Directors and officers	June 29, 2018 December 14, 2018 February 6, 2019	Class A common shares	42.0	1,314

Various private equity investment funds, institutional investors and other persons	October 12, 2017 October 30, 2017 November 16, 2017	Class E preferred shares	617.0	200,088

Directors and officers	December 15, 2016	Class A common shares	185.0	5,787

Various private equity investment funds, institutional investors and other persons	October 18, 2016 November 4, 2016 November 10, 2016	Class D preferred shares	627.0	104,986

II-1

The offers, sales and issuances of the securities described in the preceding table were exempt from registration either (i) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (iii) under Rule 144A under the Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers or (iv) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

Item 8.	Exhibits and Financial Statement Schedules

Exhibits

The exhibit index attached hereto is incorporated herein by reference.

Financial Statements Schedules

All schedules have been omitted because they are not required or are not applicable, or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;
(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
(c)	insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue; and
(d)	to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

II-2

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement
3.1	Form of Amended and Restated Articles of Association of ADC Therapeutics SA, to be in effect immediately prior to the consummation of this offering
5.1	Opinion of Homburger AG, Swiss counsel of ADC Therapeutics SA, as to the validity of the common shares
10.1#	Second Amended and Restated License Agreement among ADC Products (UK) Limited, ADC Therapeutics SA and MedImmune Limited, dated May 9, 2016
10.2#	Amendment #1 to the Second Amended and Restated License Agreement among ADC Products (UK) Limited, ADC Therapeutics SA and MedImmune Limited, dated September 19, 2018
10.3#	Collaboration and License Agreement between ADC Therapeutics Sarl and Genmab A/S, dated June 14, 2013
10.4#	Amendment to the Collaboration and License Agreement between ADC Therapeutics Sarl and Genmab A/S, dated November 20, 2013
10.5	Lease Relating to Suite 5, 1st Floor, The Queen Mary BioEnterprises Innovation Centre between Queen Mary Bioenterprises Limited and ADC Therapeutics (UK) Limited, dated September 14, 2017
10.6
Lease Relating to Lab 11b, Suite 11 Write Up Space and Suite 12, 1st Floor, The Queen Mary BioEnterprises Innovation Centre between Queen Mary Bioenterprises Limited and ADC Therapeutics (UK) Limited, dated December 20, 2017

10.7	Counterpart Lease Relating to Suite 8, First Floor, The Queen Mary BioEnterprises Innovation Centre between Queen Mary Bioenterprises Limited and ADC Therapeutics (UK) Limited, dated July 9, 2018
10.8
Deed of Variation Relating to Lease of Suite 5, 1st Floor, The Queen Mary BioEnterprises Innovation Centre between Queen Mary Bioenterprises Limited and ADC Therapeutics (UK) Limited, dated July 1, 2019

10.9
Deed of Variation Relating to Lease of Lab 11b, Suite 11 Write Up Space and Suite 12, 1st Floor, The Queen Mary BioEnterprises Innovation Centre between Queen Mary Bioenterprises Limited and ADC Therapeutics (UK) Limited, dated July 1, 2019

10.10
Deed of Variation Relating to Lease of Suite 8, First Floor, The Queen Mary BioEnterprises Innovation Centre between Queen Mary Bioenterprises Limited and ADC Therapeutics (UK) Limited, dated July 1, 2019

10.11	Form of Indemnity Agreement with directors and officers entered into in connection with this offering
10.12	Form of Purchase and Shareholders Agreement relating to the 2013 Share Purchase Plan (including form of promissory note included in Schedule A thereto)
10.13	ADC Therapeutics Incentive Plan, between ADC Therapeutics SA and the parties named therein, dated May 1, 2014 as amended and restated as of October 1, 2015
10.14	2016 Share Purchase Plan, between ADC Therapeutics Ltd and the parties named therein, dated November 18, 2016 (including form of promissory note including in Annex 3A thereto)
10.15	Form of 2019 Equity Incentive Plan
21.1	List of subsidiaries
23.1	Consent of PricewaterhouseCoopers SA
23.2	Consent of Homburger AG, Swiss counsel of ADC Therapeutics SA (included in Exhibit 5.1)
24.1	Powers of attorney (included on signature page to the registration statement)
*	To be filed by amendment.
#	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Epalinges, Switzerland on September 6, 2019.

ADC THERAPEUTICS SA

By:	/s/ Christopher Martin
	Name:	Christopher Martin
	Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Christopher Martin, Michael Forer and Dominique Graz and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons on September 6, 2019 in the capacities indicated:

Name	Title

/s/ Christopher Martin	Chief Executive Officer and Director (principal executive officer)
Christopher Martin

/s/ Michael Forer	Chief Financial Officer and Director (principal financial officer and principal accounting officer)
Michael Forer

/s/ Peter B. Corr	Chairman
Peter B. Corr

/s/ Stephen Evans-Freke	Director
Stephen Evans-Freke

/s/ Peter Hug	Director
Peter Hug

/s/ Thomas Pfisterer	Director
Thomas Pfisterer

/s/ Thomas M. Rinderknecht	Director
Thomas M. Rinderknecht

/s/ Tyrell J. Rivers	Director
Tyrell J. Rivers

/s/ Jacques Theurillat	Director
Jacques Theurillat

/s/ Barrie Ward	Director
Barrie Ward

/s/ Jay Feingold	Authorized Representative in the United States
Jay Feingold
ADC Therapeutics America, Inc.